Filed pursuant to Rule 424(b)(3)
Registration No. 333-290392

PROXY STATEMENT/PROSPECTUS

Dear PB Bankshares Shareholders:

On behalf of PB Bankshares, Inc., a Maryland corporation (“PB Bankshares”), we are pleased to enclose the accompanying proxy statement/prospectus relating to the acquisition of PB Bankshares by Norwood Financial Corp, a Pennsylvania corporation (“Norwood” or the “Company”). We are requesting that you take certain actions as a PB Bankshares shareholder.

On July 7, 2025, Norwood and PB Bankshares entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of the two companies. Under the merger agreement, PB Bankshares will merge with and into Norwood, with Norwood as the surviving corporation (which we refer to as the “merger”). Following the completion of the merger, Presence Bank, a wholly-owned bank subsidiary of PB Bankshares, will merge with and into Wayne Bank, a wholly-owned bank subsidiary of Norwood, with Wayne Bank as the surviving bank (which we refer to as the “bank merger”).

Pursuant to the terms of the merger agreement, shareholders of PB Bankshares will have the opportunity to elect to receive for each share of PB Bankshares common stock they own, either 0.7850 shares of Norwood common stock or $19.75 in cash. All shareholder elections will be subject to the allocation and proration procedures set forth in the merger agreement which are intended to ensure that 80% of the shares of PB Bankshares will be exchanged for Norwood common stock and 20% of the shares of PB Bankshares will be exchanged for cash. The transaction is expected to be a tax-free stock-for-stock exchange for shareholders of PB Bankshares receiving Norwood common stock.

Under the terms of the merger agreement, the cash consideration and the exchange ratio will remain fixed, while the value of the stock consideration will fluctuate with the market price of Norwood common stock. Based on the closing price of Norwood common stock on the NASDAQ Global Market on July 3, 2025, the last trading day before public announcement of the merger agreement, the value of the stock consideration represented approximately $25.77 in value for each share of PB Bankshares common stock. In addition, based on the closing price of Norwood common stock on the NASDAQ Global Market on October 27, 2025, the value of the stock consideration represented approximately $21.17 in value for each share of PB Bankshares common stock. You should obtain current stock price quotations, if available, for Norwood and PB Bankshares common stock. Norwood common stock trades on the NASDAQ Global Market under the symbol “NWFL”. PB Bankshares common stock trades on the NASDAQ Capital Market under the symbol “PBBK”. PB Bankshares may terminate the merger agreement if the price of Norwood’s common stock both (1) declines by more than 20% from its 20-day volume weighted average price of $25.77 calculated as of July 3, 2025, as compared to the average price of Norwood common stock over a 20-day trading period ending shortly before the closing of the merger and (2) declines by more than 20% than the decline (if any) in the KBW NASDAQ Regional Bank Index, using the same time periods, unless Norwood elects to adjust the merger consideration to make up the difference in these two conditions, in which case PB Bankshares will still be required to complete the merger, as is discussed in further detail beginning on page 118 of this proxy statement/prospectus.

The special meeting of PB Bankshares shareholders will be held in person at PB Bankshares’ Administrative Office, located at 1570 Fruitville Pike, Suite 201, Lancaster, Pennsylvania on December 10, 2025, at 10:00 a.m., local time.

PB Bankshares’ board of directors unanimously recommends that shareholders vote “FOR” the approval of the merger agreement and “FOR” the other matters to be considered at the special meeting.

The attached proxy statement/prospectus describes the special meeting of PB Bankshares, the merger, the documents related to the merger, and other related matters. It also contains information about Norwood and PB Bankshares and related matters. PLEASE CAREFULLY READ THE ENTIRE PROXY STATEMENT/PROSPECTUS, INCLUDING “RISK FACTORS” BEGINNING ON PAGE 16, FOR A DISCUSSION OF

THE RISKS RELATING TO THE MERGER. You can also obtain information about Norwood and PB Bankshares from documents that Norwood and PB Bankshares have publicly filed with the United States Securities and Exchange Commission.

Janak M. Amin
President and Chief Executive Officer
PB Bankshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved of the merger, the issuance of the Norwood common stock in connection with the merger or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated October 28, 2025, and is first being mailed or otherwise delivered to shareholders of PB Bankshares on or about November 3, 2025.

REFERENCE TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about PB Bankshares and Norwood from other documents that are not included in, or delivered with, this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. We have listed the documents containing this information in the section titled “Incorporation of Certain Documents by Reference” beginning on page 142 of this proxy statement/prospectus. You can obtain copies of these documents incorporated by reference in this document through the Securities and Exchange Commission’s website at http://www.sec.gov or by requesting them in writing or by telephone from PB Bankshares or Norwood at the following addresses:

For business and financial information about PB Bankshares, please contact:

PB Bankshares, Inc.,

185 East Lincoln Highway,

Coatesville, Pennsylvania 19320,

Email: jamin@presencebank.com

(610) 384-8282

For business and financial information about Norwood, please contact:

Norwood Financial Corp

717 Main Street

Honesdale, Pennsylvania 18431

Email: john.mccaffery@waynebankcom

Telephone: (570) 253-1455

If PB Bankshares shareholders would like to receive documents before PB Bankshares’ special meeting, they must request the documents no later than December 1, 2025. PB Bankshares shareholders will not be charged for any of these documents that they request.

For additional information regarding where you can find information about Norwood and PB Bankshares, please see the section titled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus.

For information on submitting your proxy, please refer to the instructions on the enclosed proxy card for the PB Bankshares special meeting.

ABOUT THIS DOCUMENT

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by Norwood (File No. 333-290392) with the Securities and Exchange Commission (the “SEC”), constitutes a prospectus of Norwood for purposes of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Norwood common stock to be issued to PB Bankshares shareholders as stock consideration in exchange for their PB Bankshares common stock. This proxy statement/prospectus also constitutes a proxy statement for PB Bankshares with respect to the PB Bankshares special meeting.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this statement/prospectus. This proxy statement/prospectus is dated October 28, 2025. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date or the date of such incorporated information. Neither PB Bankshares’ mailing of this proxy statement/prospectus to PB Bankshares shareholders nor the issuance by Norwood of shares of its common stock to PB Bankshares shareholders pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Norwood and its subsidiaries has been provided by Norwood, and information contained in this proxy statement/prospectus regarding PB Bankshares and its subsidiaries has been provided by PB Bankshares.

PB Bankshares, Inc.

185 E. Lincoln Highway

Coatesville, Pennsylvania 19320

(610) 384-8282

NOTICE OF

SPECIAL MEETING OF STOCKHOLDERS

To Be Held On December 10, 2025

Notice is hereby given that a Special Meeting of Stockholders of PB Bankshares, Inc., or PB Bankshares, will be held at PB Bankshares’ Administrative Office, located at 1570 Fruitville Pike, Suite 201, Lancaster, Pennsylvania on December 10, 2025 at 10:00 a.m., local time. for the following purposes:

1.

Merger Proposal. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated July 7, 2025, by and among Norwood Financial Corp, or Norwood, Wayne Bank, PB Bankshares and Presence Bank, under which PB Bankshares will merge with and into Norwood, with Norwood as the surviving company, and, following the merger, Presence Bank will merge with and into Wayne Bank, with Wayne Bank as the surviving bank (the “merger agreement”); and

2.

Adjournment Proposal. To consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger agreement (the “adjournment proposal”).

These items are described in more detail in the accompanying proxy statement/prospectus and its annexes. You should read these documents in their entirety before voting. We have fixed October 6, 2025 as the record date for determining those PB Bankshares shareholders entitled to vote at the special meeting. Accordingly, only shareholders of record at the close of business on that date are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

Your board of directors has unanimously determined that the proposed merger is advisable and in the best interests of PB Bankshares and unanimously recommends that you vote “FOR” the proposal to adopt and approve the merger agreement. Your board of directors also recommends that you vote “FOR” the adjournment proposal. In accordance with the terms of the merger agreement, each director and executive officer of PB Bankshares has agreed to vote all shares of PB Bankshares common stock solely owned by him or her in favor of approval of the merger agreement and the transactions contemplated by the merger agreement.

Your vote is very important, regardless of the number of shares of PB Bankshares common stock that you own. We cannot complete the merger unless we receive the affirmative vote of the holders of a majority of the outstanding shares of PB Bankshares entitled to vote on the merger proposal. Even if you plan to attend the special meeting, PB Bankshares requests that you complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or vote through the internet or by mobile device as directed on your proxy card prior to the special meeting to ensure that your shares of PB Bankshares common stock will be represented at the special meeting. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or to attend the special meeting and vote in person or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, your shares of PB Bankshares common stock will not be counted and will have the effect of a vote against the proposal to approve the merger agreement.

BY ORDER OF THE BOARD OF DIRECTORS

Mackenzie Jackson
Corporate Secretary
Coatesville, Pennsylvania
November 3, 2025

ANNEXES
A.	Agreement and Plan of Merger, dated as of July 7, 2025, by and among Norwood Financial Corp, Wayne Bank, PB Bankshares, Inc. and Presence Bank	A-1
B.	Opinion of Stephens Inc.	B-1
C.	Form of Voting Agreement	C-1

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the merger and the PB Bankshares special meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in documents incorporated by reference into this proxy statement/prospectus and in the annexes to this proxy statement/prospectus.

Q:	Why am I receiving this document?

A: Norwood and PB Bankshares have agreed to combine under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. In order to complete the merger, PB Bankshares shareholders must vote to approve the merger agreement and the merger. PB Bankshares is holding a special meeting of shareholders to obtain this approval. This proxy statement/prospectus contains important information about the merger, the merger agreement, the special meeting, and other related matters, and you should read it carefully.

Q:	What will happen to PB Bankshares as a result of the merger?

A: If the merger is completed, PB Bankshares will merge with and into Norwood and its separate corporate existence will end. In addition, immediately following the merger, Presence Bank will merge with and into Wayne Bank, with Wayne Bank being the surviving bank.

Q:	What will PB Bankshares shareholders receive in the merger?

A: If the merger agreement is approved and the merger is subsequently completed, each outstanding share of PB Bankshares common stock will be converted into the right to receive either:

•	$19.75 in cash, without interest, which we refer to as the “cash consideration”; or

•	0.7850 of a share of Norwood common stock, which we refer to as the “stock consideration,”

in each case, subject to adjustment, election and allocation procedures specified in the merger agreement.

PB Bankshares shareholders may elect to receive the cash consideration for some or all of their PB Bankshares common stock or the stock consideration for some or all of their shares of PB Bankshares common stock, or make no election at all. Elections will be subject to adjustment, election and allocation procedures specified in the merger agreement. The ability to receive all cash or all stock that has been elected may depend on the elections of other PB Bankshares shareholders. The allocation of the mix of consideration payable to PB Bankshares shareholders in the merger will not be known until Norwood tallies the results of the cash/ stock elections made by all PB Bankshares shareholders. No guarantee can be made that you will receive the amounts of cash or stock that you elect.

Q:	Will PB Bankshares shareholders receive the form of consideration they elect?

A: Each PB Bankshares shareholder may not receive the form of consideration that he or she elects in the merger. The allocation procedures in the merger agreement provide that the aggregate number of shares of PB Bankshares common stock to be converted into the right to receive cash consideration will equal 20% of the outstanding shares of PB Bankshares common stock, and the number of shares to be converted into Norwood common stock will equal 80% of the outstanding PB Bankshares common stock. Pursuant to this limitation, if the aggregate number of shares with respect to which a valid cash consideration election is made is greater than 20% of the outstanding shares of PB Bankshares common stock, a pro rata portion of those shares will be converted into the right to receive Norwood common stock such that the number of shares of PB Bankshares common stock converted into the cash consideration equals 20% of the total. Similarly, if the number of shares pursuant to which a valid cash consideration election is made is less than 20% of the outstanding shares of PB Bankshares common stock, first such number of shares for which no election has been made and then, if necessary, such number of shares for which a stock consideration election has been made will be converted, as necessary, into stock consideration such that the number of shares of PB Bankshares common stock to be converted into cash in the transaction does not exceed 20% of the total number of shares.

Q:	How do PB Bankshares shareholders register their election for cash or Norwood common stock?

A: Each PB Bankshares shareholder should complete and return an election form, along with the PB Bankshares stock certificate(s), according to the instructions included with the form. The election form and related materials associated with making the election will be mailed concurrently or shortly after the mailing of the proxy statement/prospectus. The election deadline is the date specified in the election form and is the last day on which election forms will be accepted. If you own shares of PB Bankshares common stock in “street name” through a bank, broker or other financial institution and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make an election. If you do not send in the election form with your stock certificate(s) by the election deadline, you will be treated as though you had not made an election.

Q:	What happens if a PB Bankshares shareholder does not make a valid election as to whether to receive cash or stock?

A: If a PB Bankshares shareholder does not return a properly completed election form by the election deadline specified in the election form, such shareholder’s shares of PB Bankshares common stock will be considered “non-election shares” and will be converted into the right to receive the stock consideration or the cash consideration according to the allocation procedures specified in the merger agreement.

Q:	When will the merger be completed?

A: We expect the merger will be completed when all of the conditions to completion contained in the merger agreement are satisfied or waived, including the receipt of required regulatory approvals and the approval of the merger agreement by PB Bankshares’ shareholders at the special meeting. We currently expect to complete the merger in the fourth calendar quarter of 2025 or the first quarter of 2026. However, because fulfillment of some of the conditions to completion of the merger, such as the receipt of required regulatory approvals, are not entirely within our control, we cannot predict the actual timing.

Q:	What happens if the merger is not completed?

A: If the merger is not completed, PB Bankshares shareholders will not receive any consideration for their shares of common stock in connection with the merger. Instead, PB Bankshares will remain an independent company. Under specified circumstances, PB Bankshares may be required to pay to Norwood a fee with respect to the termination of the merger agreement, as described under “The Merger and the Merger Agreement — Termination Fee.”

Q:	Who is being asked to approve matters in connection with the merger?

A: PB Bankshares shareholders are being asked (i) to vote to approve the merger agreement and (ii) to approve a proposal to adjourn the special meeting, if necessary, to solicit additional proxies. With respect to PB Bankshares, under Maryland law and PB Bankshares’ articles of incorporation, the merger cannot be completed unless a majority of the outstanding shares of PB Bankshares common stock entitled to vote approve the merger agreement and the merger. The board of directors of PB Bankshares is using this proxy statement/prospectus to obtain approval of the merger agreement at the special meeting of its shareholders.

Q: Should PB Bankshares shareholders send in their stock certificates with their proxy card?

A: No. PB Bankshares shareholders should not send in their stock certificates with their proxy card. An election form, which includes appropriate and customary transmittal materials, will be mailed concurrently or shortly after the mailing of the proxy statement prospectus, and will contain instructions with respect to the surrender of certificates representing shares of PB Bankshares common stock. For an election to be effective, a PB Bankshares shareholder’s properly completed election form, accompanied by all stock certificates for PB Bankshares common stock owned by such shareholder, must be received by the exchange agent by the date specified in the election form as the election deadline.

Q:	What are the material United States federal income tax consequences of the merger to PB Bankshares shareholders?

A: Norwood and PB Bankshares will not be required to complete the merger unless they receive legal opinions from their respective counsel to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. Provided that the merger qualifies as a reorganization for United States federal income tax purposes, the specific tax consequences of the merger to a PB Bankshares shareholder will depend upon the form of consideration such shareholder will receive in the merger (i.e., cash, stock or a combination thereof) and other particular facts and circumstances of such shareholder.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “The Merger and the Merger Agreement — Material United States Federal Income Tax Consequences of the Merger.”

Q:	Are PB Bankshares shareholders entitled to appraisal or dissenters’ rights?

A: No. Under Maryland law and PB Bankshares’ articles of incorporation, holders of PB Bankshares common stock are not entitled to appraisal or dissenters’ rights.

Q:	Are there any risks that I should consider in deciding whether to vote for approval of the merger-related proposals?

A: Yes. You should read and carefully consider the risk factors set forth in the section of this joint proxy statement/ prospectus entitled “Risk Factors” beginning on page 16.

Q:	When and where will PB Bankshares shareholders meet?

A: PB Bankshares will hold a special meeting of its shareholders on December 10, 2025, at 10:00 a.m., local time, at PB Bankshares’ Administrative Office, located at 1570 Fruitville Pike, Suite 201, Lancaster, Pennsylvania.

Q:	Do I need to register to attend the special meeting in person?

A: No. If you are a registered shareholder (i.e., you hold your shares through our transfer agent, Continental Stock Transfer & Trust Co., you do not need to register to attend the special meeting and vote in person. If your shares are held through a broker or nominee, you must provide proof that you own the shares held by such broker or nominee in order to attend the special meeting and vote in person.

Q:	What matters are PB Bankshares shareholders being asked to approve at the special meeting pursuant to the proxy statement/prospectus?

A: PB Bankshares shareholders are being asked to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. PB Bankshares shareholders also are being asked to approve a proposal to adjourn, postpone or continue the special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement.

Q:	How may I vote my shares at the PB Bankshares special meeting?

If you hold shares of PB Bankshares common stock as the shareholder of record, you have the right to vote those shares in person at the special meeting or by submitting your proxy to be voted by the proxyholders at the PB Bankshares special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card or by phone or through the Internet. Information and applicable deadlines for voting by phone or through the Internet are set forth in this proxy statement/prospectus and in the proxy card instructions.

If you hold your shares in “street name,” you are considered the beneficial owner of your shares and your broker, bank or other holder of record is sending the proxy statement/prospectus to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by completing a voting instruction form provided by your broker, bank or other holder of record that accompanies your proxy materials. If you hold your shares in street name, it is critical that you cast your vote if you want it to count in the vote on the merger. Current regulations restrict the ability of your bank, broker or other holder of record to vote your shares in the election of directors and certain other matters on a discretionary basis. Therefore, if you hold your shares in street name and you do not instruct your bank, broker or other holder of record on how to vote in the election of directors, no votes will be cast on your behalf. These are referred to as “broker non-votes.”

Even if you plan to attend the PB Bankshares special meeting, you should submit a proxy card or voting instruction form for your shares in advance, so that your vote will be counted if you later decide not to attend the special meeting.

Q:	How do Participants in the Presence Bank Employee Stock Ownership Plan (“ESOP”) vote their PB Bankshares stock allocated to their ESOP accounts?

A: If you are a participant in the Presence Bank ESOP, you will receive a Vote Authorization Form for the ESOP that reflects all of the shares you may direct the trustee to vote on your behalf under the ESOP. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the proportionate interest of shares of our common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary responsibilities, will vote all unallocated shares of our common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions, subject to a determination that such vote is in the best interest of ESOP participants. The deadline for returning your ESOP Vote Authorization Form is December 3, 2025, at 5:00 p.m. local time.

Q:	Will a broker or bank holding shares in “street name” for a PB Bankshares shareholder automatically vote those shares for a shareholder at the PB Bankshares special meeting?

A: No. A broker or bank will not be able to vote your shares with respect to the merger agreement proposal without first receiving instructions from you on how to vote. If your PB Bankshares shares are held in “street name,” you will receive separate voting instructions with your proxy materials. It is therefore important that you provide timely instruction to your broker or bank to ensure that all shares of PB Bankshares common stock that you own are voted at the special meeting.

Q:	What does PB Bankshares Board of Directors recommend with respect to the proposals?

A: PB Bankshares’s board of directors has unanimously approved the merger agreement and determined that the merger agreement and the merger are fair to and in the best interests of PB Bankshares and its shareholders and unanimously recommends that PB Bankshares shareholders vote “FOR” the merger agreement and “FOR” the adjournment proposal.

Q:	Did the Board of Directors of PB Bankshares receive an opinion from a financial advisor with respect to the merger?

A: Yes. On July 7, 2025, Stephens Inc., which we refer to in this proxy statement/prospectus as “Stephens,” rendered its written opinion to the board of directors of PB Bankshares that, as of such date and based upon and subject to the factors and assumptions described to the PB Bankshares board of directors during its presentation and set forth in the opinion, the consideration in the proposed merger was fair, from a financial point of view, to holders of PB Bankshares common stock. You should read and carefully consider the description of Stephens’ opinion and analysis set forth in the section of this proxy statement/prospectus entitled “The Merger and the Merger Agreement — Opinion of PB Bankshares’s Financial Advisor.” The full text of Stephens’ written opinion is attached as Annex B to this proxy statement/prospectus. PB Bankshares shareholders are urged to read the opinion in its entirety.

Q:	Who can vote at the PB Bankshares special meeting?

A: Holders of record of PB Bankshares common stock at the close of business on October 6, 2025, which is the record date for the PB Bankshares special meeting, are entitled to vote at the special meeting.

Q:	How many votes must be represented in person or by proxy at the PB Bankshares special meeting to have a quorum?

A: The holders of a majority of the shares of PB Bankshares common stock outstanding and entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum at the special meeting.

Q:	What vote by PB Bankshares shareholders is required to approve each of the proposals?

A: Approval of the merger agreement will require the affirmative vote of the holders of a majority of the outstanding shares of PB Bankshares entitled to vote on the proposal. Approval of the adjournment proposal will require the affirmative vote of a majority of the votes cast at the PB Bankshares special meeting assuming a quorum is present. Abstentions and broker non-votes will have the same effect as voting against the merger agreement proposal but will have no effect on the adjournment proposal. As of the record date for the special meeting, directors and executive officers of PB Bankshares, together with their affiliates, had sole voting power over approximately 14.3% of the PB Bankshares common stock outstanding and entitled to vote at the special meeting and have entered into voting agreements agreeing to vote all of such shares owned by them in favor of the merger agreement proposal.

Q:	What do PB Bankshares shareholders need to do now?

A: After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares promptly. If you hold your shares of PB Bankshares common stock as a shareholder of record, you should complete, sign, date and promptly return the enclosed proxy card or vote on the internet. The proxy card will instruct the persons named on the proxy card to vote your PB Bankshares shares at the special meeting as you direct. If you sign and send in a proxy card or vote by telephone or on the internet and do not indicate how you wish to vote, the proxy will be voted “FOR” all of the PB Bankshares special meeting proposals. If you hold your stock in “street name” through a bank or broker, you have the right to direct your broker, bank or other holder of record how to vote by completing a voting instruction form provided by your broker, bank or other holder of record that accompanies your proxy statement/prospectus.. Submitting your proxy card, voting by telephone or on the internet or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

Q:	What should a PB Bankshares shareholder do if he or she receives more than one set of voting materials?

A: As a PB Bankshares shareholder, you may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple PB Bankshares proxy cards or voting instruction cards. For example, if you hold your PB Bankshares shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold PB Bankshares shares. If you are a holder of record and your PB Bankshares shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus in the section entitled “The Special Meeting of PB Bankshares Shareholders.”

Q:	May a PB Bankshares shareholder change or revoke the shareholder’s vote after submitting a proxy?

A: Yes. If you are a record holder of PB Bankshares common stock, you can change your vote by:

•	providing written notice of revocation to the Secretary of PB Bankshares prior to the time the PB Bankshares special meeting begins;

•	submitting a later dated, signed proxy card prior to the time the PB Bankshares special meeting begins (any earlier proxies will be revoked automatically);

•	voting again on the internet prior to the time the PB Bankshares special meeting begins (any earlier proxies will be revoked automatically); or

•	attending the PB Bankshares special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a bank or broker to vote your shares, you must follow your bank’s or broker’s directions to change your vote.

You should send any notice of revocation or your completed new proxy card, as the case may be, to Lindsay S. Bixler as follows:

Lindsay S. Bixler, CFO

185 E. Lincoln Highway

Coatesville, PA 19320

Shareholders, Banks and Brokers

Call: (610) -384-8282

Q:	What happens if I sell my shares of PB Bankshares common stock before the special meeting?

A: The record date for PB Bankshares shareholders entitled to vote at the special meeting is earlier than both the date of the special meeting and the completion of the merger. If you transfer your PB Bankshares shares of common stock after the record date but before the special meeting, you will, unless special arrangements are made, retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares.

Q:	Who can help answer my questions about the PB Bankshares special meeting?

A: If you have any questions about the merger or the PB Bankshares special meeting, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Lindsay S. Bixler, CFO, PB Bankshares, Inc. at (610) 384-8282.

SUMMARY

This summary, together with the section of this proxy statement/prospectus entitled “Questions and Answers” highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully, and for a more complete description of the legal terms of the merger, you should carefully read this entire proxy statement/prospectus, the annexes attached to this proxy statement/ prospectus and the documents which are referred to in this proxy statement/prospectus. The Agreement and Plan of Merger, dated as of July 7, 2025, is attached as Annex A to this proxy statement/prospectus. We have included page references in parentheses to direct you to the appropriate place in this proxy statement/prospectus for a more complete description of the topics presented in this summary. This summary and the rest of this document contain forward-looking statements about events that are not certain to occur, and you should not place undue reliance on those statements. Please carefully read “Cautionary Statement Regarding Forward-Looking Statements.”

The Parties

Norwood Financial Corp

717 Main Street

Honesdale, Pennsylvania 18431

(570) 253-1455

Norwood, a Pennsylvania corporation, was incorporated in 1995 to become the holding company for Wayne Bank. The Company is a registered bank holding company subject to regulation and supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve”) and the Pennsylvania Department of Banking and Securities.

Wayne Bank is a Pennsylvania chartered bank and trust company headquartered in Honesdale, Pennsylvania. Wayne Bank was originally chartered on February 17, 1870, as Wayne County Savings Bank and changed its name to Wayne County Bank and Trust in December 1943. In September 1993, it adopted the name Wayne Bank. Wayne Bank’s deposits are currently insured to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). The Bank is regulated and examined by the Pennsylvania Department of Banking and Securities and the FDIC. The Bank is an independent community bank with sixteen offices in Northeastern Pennsylvania and fourteen offices in Delaware, Sullivan, Ontario, Otsego and Yates Counties, New York. Wayne Bank offers a wide variety of personal and business credit services and trust and investment products and real estate settlement services to the consumers, businesses, nonprofit organizations, and municipalities in each of the communities that it serves. Wayne Bank operates automated teller machines at thirty branch facilities plus one machine at an off-site location.

Norwood maintains a website at wayne.bank. Norwood’s common stock is traded on the NASDAQ Global Market under the symbol “NWFL.” At June 30, 2025, Norwood had total assets of $2.365 billion, total loans receivable of $1.790 billion, deposits of $1.997 billion, and stockholders’ equity of $225.4 million.

PB Bankshares, Inc.

185 East Lincoln Highway

Coatesville, Pennsylvania 19320

(610) 384-8282

PB Bankshares, a Maryland corporation, was formed in March 2021 to serve as the bank holding company for Presence Bank. PB Bankshares is a registered bank holding company. PB Bankshares is subject to comprehensive regulation and examination by the Federal Reserve and the Pennsylvania Department of Banking and Securities.

PB Bankshares’ common stock is traded on the NASDAQ Capital Market under the trading symbol PBBK. At June 30, 2025, PB Bankshares had total consolidated assets of $464.1 million, total deposits of $363.4 million and total stockholders’ equity of $50.3 million.

On July 14, 2021, Presence Bank completed a mutual to stock conversion. Presence Bank is a stock savings bank organized under the laws of the Commonwealth of Pennsylvania and is subject to comprehensive regulation and examination by the FDIC and the Pennsylvania Department of Banking and Securities. Presence Bank operates from four offices and two loan production offices in Chester, Lancaster and Dauphin Counties, Pennsylvania. Presence Bank’s primary market area for deposits includes the communities in which it maintains banking office locations, while its primary lending market area is broader and includes customers in Lebanon, Dauphin and Cumberland Counties in Pennsylvania. Presence Bank a community-oriented bank offering a variety of financial products and services to meet the needs of its customers.

The Merger and the Merger Agreement (page 74)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this proxy statement/prospectus as Annex A. We encourage you to read this agreement carefully, as it is the legal document that governs the merger.

Under the terms of the merger agreement, PB Bankshares will merge with and into Norwood with Norwood as the surviving entity of the merger. Immediately thereafter, Presence Bank will merge with and into Norwood’s wholly owned banking subsidiary, Wayne Bank, with Wayne Bank as the surviving entity of the bank merger.

Consideration to be Received in the Merger by PB Bankshares shareholders (page 95)

Under the terms of the merger agreement, PB Bankshares shareholders have the opportunity to elect, for each outstanding share of PB Bankshares common stock they own, to receive either:

•	$19.75 in cash, without interest, which we refer to as the “cash consideration;” or

•	0.7850 of a share of Norwood common stock, which we refer to as the “stock consideration.”

PB Bankshares shareholders may elect to receive the cash consideration for some or all of their shares of PB Bankshares’ common stock or the stock consideration for some or all of their shares of PB Bankshares’ common stock or make no election at all. Elections will be subject to the adjustment, election and allocation procedures specified in the merger agreement.

All shareholder elections will be subject to the allocation and proration procedures set forth in the merger agreement which are intended to ensure that 80% of the shares of PB Bankshares will be exchanged for Norwood common stock and 20% of the shares of PB Bankshares will be exchanged for cash. The allocation procedures in the merger agreement provide that the aggregate number of shares of PB Bankshares common stock to be converted into the right to receive cash consideration will equal 20% of the outstanding shares of PB Bankshares common stock, and the number of shares to be converted into Norwood common stock will equal 80% of the outstanding PB Bankshares common stock. Pursuant to this limitation, if the aggregate number of shares with respect to which a valid cash consideration election is made is greater than 20% of the outstanding shares of PB Bankshares common stock, a pro rata portion of those shares will be converted into the right to receive Norwood common stock such that the number of shares of PB Bankshares common stock converted into the cash consideration equals 20% of the total. Similarly, if the number of shares pursuant to which a valid cash consideration election is made is less than 20% of the outstanding shares of PB Bankshares common stock, first such number of shares for which no election has been made and then, if necessary, such number of shares for which a stock consideration election has been made will be converted, as necessary, into stock consideration such that the number of shares of PB Bankshares common stock to be converted into cash in the transaction does not exceed 20% of the total number of shares.

Election Procedures for PB Bankshares Shareholders; Surrender of PB Bankshares Stock Certificates (page 96)

Each PB Bankshares shareholder should complete and return an election form, along with the PB Bankshares stock certificate(s), according to the instructions included with the form. The election form and related materials associated with making the election will be mailed concurrently or shortly after the mailing of the proxy statement/prospectus. The election form entitles such shareholders to elect to receive cash for some or all of their shares of PB Bankshares’ common stock or Norwood common stock for all or some of their shares of PB Bankshares’ common stock. The election deadline is the date specified in the election form and is the last day on which election forms will be accepted. If you do not send in the election form with your stock certificate(s) by the election deadline, you will be treated as though you had not made an election. Shares of PB Bankshares as to which no election is made with respect to the merger consideration shall be deemed to be non-election shares. Non-election shares will be deemed to be cash election shares to the extent necessary to have the total number of cash election shares equal the 20% aggregate cash limit. If less than all of the non-election shares need to be treated as cash election shares, then a sufficient number of non-election shares shall be deemed cash election shares and stock election Shares on a pro rata basis. To make an effective election, a PB Bankshares shareholder of record must submit a properly completed election form along with the stock certificate(s) to the exchange agent by the election deadline, which shall be as specified in the election form. Any election may be revoked or changed by the person submitting it by written notice to the exchange agent that is received by it prior to the election deadline, in which case all stock certificates will be promptly returned to the shareholder. After the election deadline, a shareholder who submits a properly completed election form along with the stock certificate(s) to the exchange agent will no longer be able to transfer the shares of PB Bankshares common stock. PB Bankshares shareholders are urged to carefully read and follow the instructions for completion of the election form and to submit the form, together with their stock certificates, in advance of the election deadline.

Time of Completion (page 112)

The merger will occur after the satisfaction of all the closing conditions, including the receipt of all regulatory and shareholder approvals and after the expiration of all regulatory waiting periods. As of the date of this joint proxy statement/ prospectus, the parties expect that the merger will be effective either in the fourth calendar quarter of 2025 or the first quarter of 2026. However, there can be no assurance as to when or if the merger will occur.

The Special Meeting of PB Bankshares Shareholders (page 35)

A special meeting of PB Bankshares shareholders will be held at PB Bankshares’ Administrative Office, located at 1570 Fruitville Pike, Suite 201, Lancaster, Pennsylvania on December 10, 2025, at 10:00 a.m., local time.

We are holding the special meeting, for the following purposes:

•	to approve the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger; and

•	to approve a proposal to adjourn, postpone or continue the special meeting, if necessary, to permit further solicitation of proxies in favor of adopting the merger agreement.

You can vote at the special meeting of PB Bankshares shareholders if you owned PB Bankshares common stock at the close of business on October 6, 2025, the record date. You can cast one vote for each share of PB Bankshares common stock you owned on the record date. As of the record date, there were 2,640,397 shares of PB Bankshares common stock outstanding and entitled to vote, approximately 14.3% of which were owned and entitled to be voted by PB Bankshares directors and executive officers. These individuals have entered into voting agreements with Norwood requiring them to vote all shares over which they have sole voting power in favor of adoption of the merger agreement. Please refer to “The Merger and the Merger Agreement — Voting Agreements.”

In order to approve the proposal to approve the merger agreement, the holders of at least a majority of the outstanding shares entitled to vote must vote in favor of the proposal. In order to approve the adjournment proposal, the holders of a majority of the votes cast or represented by proxy at the special meeting must vote in favor of the proposal, assuming a quorum is present.

PB Bankshares’s Reasons for the Merger and Recommendation of the PB Bankshares Board of Directors (page 77)

The PB Bankshares board of directors has unanimously determined that the merger agreement and the merger are fair to and in the best interests of PB Bankshares and its shareholders and accordingly, unanimously approved the merger agreement. PB Bankshares’ board of directors recommends that PB Bankshares shareholders vote “FOR” the approval of the merger agreement.

In determining whether to approve the merger agreement and recommend approval of the merger agreement to the PB Bankshares shareholders, PB Bankshares’s board considered the factors described under “The Merger and the Merger Agreement — PB Bankshares’s Reasons for the Merger; Recommendation of the PB Bankshares Board of Directors.”

Norwood’s Reasons for the Merger (page 81)

Norwood’s board of directors has unanimously determined that the merger agreement and the merger are fair to and in the best interests of Norwood and its shareholders and accordingly unanimously approved the merger agreement. In determining whether to approve the merger agreement, Norwood’s board considered the factors described under “The Merger and the Merger Agreement — Norwood’s Reasons for the Merger; Recommendation of the Norwood Board of Directors.”

Opinion of PB Bankshares’s Financial Advisor (page 82 and Annex B)

On July 7, 2025, Stephens rendered its written opinion to the board of directors of PB Bankshares, that, as of such date and based upon and subject to the factors and assumptions described to the PB Bankshares board of directors during its presentation and set forth in its written opinion, the consideration in the proposed merger was fair, from a financial point of view, to holders of PB Bankshares common stock. The full text of Stephens’ written opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein. PB Bankshares shareholders are urged to read the opinion in its entirety. Stephens’ written opinion is addressed to the board of directors of PB Bankshares, is directed only to the fairness, from a financial point of view, of the consideration in the merger to the holders of PB Bankshares common stock and does not constitute a recommendation as to how any holder of PB Bankshares common stock should vote with respect to the merger or any other matter.

Interests of PB Bankshares’s Directors and Executive Officers in the Merger (page 104)

In considering the recommendation of the board of directors of PB Bankshares to approve the merger agreement, you should be aware that executive officers and directors of PB Bankshares have employment and other compensation agreements or plans that give them interests in the merger that may be different from, or in addition to, their interests as PB Bankshares shareholders. These interests and agreements include:

•

employment and severance agreements that provide for severance payments and other benefits following a change in control and a termination of employment by the employer for reasons other than cause, disability, retirement or death;

•

supplemental executive retirement agreements that provide for accelerated vesting and lump-sum payouts of previously accrued benefits and the crediting of additional benefits in connection with a change in control;

•

retention bonus plans through which certain officers who have not entered into an employment agreement with Norwood will receive bonuses if they remain employed with Norwood for a to be determined specified period following the merger;

•	following completion of the merger, Janak M. Amin, President and CEO of PB Bankshares and Presence Bank, will be appointed as chief operating officer of Norwood and Wayne Bank;

•

concurrently with the entering into of the merger agreement, Norwood entered into an employment agreement and a non-compete and non-solicitation agreement with Mr. Amin, such agreements to be effective upon completion of the merger;

•

On July 30, 2025, Norwood entered into additional employment agreements and non-competition and non-solicitation agreements with Larry W. Witt and Douglas L. Byers, executive officers of PB Bankshares, to be effective upon completion of the merger;

•

on or immediately after the effective time of the merger, Norwood and Wayne Bank will appoint two former non-employee directors of Presence Bank to the boards of directors of Norwood and Wayne Bank, for which service they will be compensated in the same manner as the existing directors of Norwood and Wayne Bank;

•

all non-employee directors serving on the board of directors of PB Bankshares as of the date of the merger agreement, who will not be selected to join the boards of Norwood and Wayne Bank, will be invited to join a newly-formed regional advisory board of Wayne Bank.

•	rights of PB Bankshares officers and directors to indemnification and directors’ and officers’ liability insurance for a period of up to six years following the merger;

•	immediate vesting of any unvested long-term incentive compensation awards, including stock options, restricted stock awards and deferred compensation awards.

These additional interests of PB Bankshares’s executive officers and directors may create potential conflicts of interest and cause these persons to view the proposed transaction differently than you may view it as a shareholder.

PB Bankshares’s board of directors was aware of these interests and took them into account, among other matters, in its decision to approve the merger agreement and the transactions contemplated thereby, including the merger. For information concerning these interests, please see the discussion under the caption “The Merger and the Merger Agreement-Interests of PB Bankshares’s Directors and Executive Officers in the Merger” beginning on page 95 of this proxy statement/prospectus.

Regulatory Matters Relating to the Merger (page 103)

Completion of the merger is subject to various regulatory approvals, including, in connection with the planned merger of our subsidiary banks following completion of the merger, the FDIC, the Pennsylvania Department of Banking and Securities and the Federal Reserve Board. We will complete filing all the required applications and notices with regulatory authorities. We also will make filings with various other federal and state regulatory agencies and self-regulatory organizations, notifying, or requesting approval from, those agencies and organizations for or in connection with the merger and the bank merger. Although we currently believe we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Norwood or Wayne Bank of the merger. Please see the discussion under the caption “The Merger and the Merger Agreement-Regulatory Matters Relating to the Merger” beginning on page 103 of this proxy statement/prospectus.

Conditions to Completing the Merger (page 112)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	approval of the merger agreement by the requisite vote of shareholders of PB Bankshares;

•

receipt of all required regulatory approvals, the expiration of all statutory waiting periods and the satisfaction of all conditions to the consummation of the merger set forth in the regulatory approvals;

•

there shall be no pending causes of action, investigations or proceedings (1) challenging the validity or legality of the merger agreement or the consummation of the merger, or (2) seeking damages in connection with the merger, or (3) seeking to restrain or invalidate the merger; unless actual or threatened causes of action, investigations or proceedings would not have a material adverse effect with respect to the interests of Norwood or PB Bankshares, as the case may be;

•	no judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraints or prohibition preventing the completion of the merger shall be in effect;

•

no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by a regulatory authority that prohibits, restraints, or makes illegal the consummation of the merger;

•	Norwood’s registration statement of which this proxy statement/prospectus is a part shall have been declared effective by the Securities and Exchange Commission;

•	the shares of Norwood common stock shall have been approved for listing on the NASDAQ, subject to official notice of issuance;

•

Norwood and PB Bankshares shall have received opinions from their respective legal counsel to the effect that the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

the other party having performed in all material respects its obligations under the merger agreement and the other party’s representations and warranties being true and correct, in all material respects, as of the effective time of the merger;

•

Norwood and PB Bankshares shall have each delivered to the other a certificate of their Chief Executive Officer dated as of the closing date of the merger as to the satisfaction of the matters described in Article 8 and Article 9 of the merger agreement; and

•	since the date of the merger agreement, there shall not have occurred any “material adverse effect” (as defined in the merger agreement) with respect to the parties to the merger agreement.

Norwood’s obligations to consummate the merger are also conditioned on the following:

•

None of the approvals, consents or waivers of the regulatory authorities required to permit consummation of the transactions contemplated by merger agreement shall (i) contain terms or conditions which would (a) require or could reasonably be expected to require (1) any divestiture by Norwood of a portion of the business of any Subsidiary of Norwood or (2) any divestiture by PB Bankshares or Presence Bank of a portion of their businesses, in either case, which Norwood, in its good faith judgment, believes will have a materially adverse impact on the business of Norwood and Wayne Bank or PB Bankshares or Presence Bank, as the case may be; or (ii) impose any condition or requirement that, in the good faith judgment of Norwood, (i) will have a materially adverse impact on the business of Norwood and Wayne Bank or PB Bankshares and Presence Bank, as the case may be, or (ii) impose any condition upon Norwood or Wayne Bank, which in Norwood’s good faith judgment (x) would be materially burdensome to Norwood and Wayne Bank, (y) would materially increase the costs incurred or that will be incurred by Norwood as a result of consummating the merger or (z) would prevent Norwood from obtaining any material benefit contemplated by it to be attained as a result of the Merger;

•

PB Bankshares shall have delivered a certificate to Norwood that, other than as set forth in such certificate, PB Bankshares is not aware of any pending or threatened claim under the directors and officers insurance policy or the fidelity bond coverage of PB Bankshares;

•	CSB Investments, a wholly-owned subsidiary of Presence Bank, shall have been liquidated or merged with and into Presence Bank.

PB Bankshares’s obligation to consummate the merger is also conditioned upon the delivery by Norwood to the exchange agent of the cash consideration and stock consideration.

Although we anticipate that the closing will occur in the fourth calendar quarter of 2025 or the first quarter of 2026, because the satisfaction of certain of these conditions is beyond our control, we cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

Agreement Not to Solicit Other Proposals (page 116)

Under the terms of the merger agreement, PB Bankshares has agreed not to initiate, solicit, encourage or facilitate, directly or indirectly, any inquiries or proposals from any third party relating to an acquisition of PB Bankshares, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that, prior to shareholder approval of the merger agreement, in response to an unsolicited bona fide acquisition proposal from a third party if PB Bankshares’ board determines, in good faith (after consultation with and considering the advice of its legal counsel and financial advisor) that (i) failure to take such action would be reasonably likely to cause the directors to breach their fiduciary duties and (ii) such proposal is reasonably likely to result in a “superior proposal” as compared to the terms of the merger with Norwood, PB Bankshares may furnish information regarding PB Bankshares and participate in discussions and negotiations with such third party.

PB Bankshares has agreed to submit the merger agreement for approval by its shareholders. The PB Bankshares board of directors has recommended that its shareholders vote in favor of approving the merger agreement and has agreed that it will not withdraw, qualify or adversely modify its recommendation to its shareholders to vote in favor of approval of the merger agreement, except as permitted under the merger agreement in connection with an unsolicited acquisition transaction proposal after giving effect to any adjustments that may be offered by Norwood.

Terminating the Merger Agreement; Termination Fee (pages 118 and 120)

Norwood and PB Bankshares may mutually agree at any time to terminate the merger agreement at any time prior to the effective time of the merger. The merger agreement may also be terminated and the merger abandoned at any time prior to the effective time of the merger, as follows:

•

by either party, if the shareholders of PB Bankshares fail to approve the merger agreement; provided, however, that no termination right shall exist for PB Bankshares if, prior to such shareholder vote, the board of directors of PB Bankshares shall have withdrawn, amended or modified, or propose or resolve to withdraw, amend or modify, the recommendation of PB Bankshares’ board of directors that PB Bankshares’ shareholders vote in favor of approval of the merger agreement or make any statement in connection with the PB Bankshares special meeting inconsistent with such recommendation (this is referred to as a “change in recommendation”);

•	by either party, if a required regulatory approval, consent or waiver is denied;

•	by either party if the conditions precedent to its obligations to consummate the merger cannot be satisfied by July 31, 2026;

•

by either party, if the merger is not consummated by July 31, 2026, or other mutually agreed upon later date, unless failure to complete the merger by that time is due to a breach of a representation, warranty or covenant by the party seeking to terminate the merger agreement;

•

by either party, if the other party materially breaches any representation, warranty, covenant or agreement contained in the merger agreement and such failure would cause a closing condition not to be met and which cannot be or has not been cured within 30 days following written notice to such party;

•

by Norwood, if PB Bankshares fails to hold its shareholder meeting to vote on the merger within the time frame set in the merger agreement or if PB Bankshares’s Board of Directors either (i) fails to recommend that the shareholders of PB Bankshares vote in favor of the approval of the merger agreement, or (ii) makes a change in recommendation;

•

by PB Bankshares, if prior to the approval of the merger agreement by the shareholders of PB Bankshares, it receives a superior proposal from a third party and the board determines, in good faith, based on the advice of legal counsel, that failure to pursue such superior proposal is reasonably likely to cause the directors of PB Bankshares to breach their fiduciary duties under applicable law, and, provided that Bankshares is not in breach of the provisions of the merger agreement and Norwood does not make an offer at least as favorable to PB Bankshares within five calendar days after notice, and PB Bankshares pays Norwood a termination fee of $2.4 million; or

•

by PB Bankshares, at any time during the five day period commencing on the 15th calendar day immediately prior to the closing date of the merger (the “Determination Date”) if both of the following conditions are satisfied:

•

the average of the daily closing sales prices for the Norwood common stock for the 20 consecutive trading days immediately preceding the Determination Date (the “Norwood Market Value”), is less than 80% of initial Norwood market value of $25.77; and

•

the number obtained by dividing the Norwood Market Value on the Determination Date by the initial Norwood market value of $25.77 is less than the number obtained by dividing the average closing prices of the KBW NASDAQ Regional Bank Index for the 20 consecutive trading days immediately preceding the Determination Date divided by the closing value of KBW NASDAQ Regional Bank Index on July 3, 2025, minus 0.20; unless within five business days of notice of such termination, Norwood notifies PB Bankshares that it will increase the exchange ratio for the stock consideration so that the Norwood Market Value is equal to a dollar amount that is the lesser of $20.62 or the amount obtained by reducing the initial Norwood market value ($25.77) by the percentage change in the KBW NASDAQ Regional Bank Index less 20 percentage points.

PB Bankshares may be required to pay to Norwood a termination fee of $2.4 million in certain circumstances described under “The Merger and the Merger Agreement — Termination Fee” beginning on page 120.

Material United States Federal Income Tax Consequences of the Merger (page 99)

Norwood and PB Bankshares will not be required to complete the merger unless they each receive legal opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Provided that the merger qualifies as a reorganization for United States federal income tax purposes, the federal income tax consequences of the merger are:

•	If you receive solely shares of Norwood common stock and cash instead of a fractional share of Norwood common stock in exchange for your PB Bankshares common stock, then you generally will not recognize any gain or loss, except with respect to the cash received instead of a fractional share of Norwood common stock.

•

If you receive solely cash in exchange for your PB Bankshares common stock, then you generally will recognize gain or loss equal to the difference between the amount of cash you receive and your cost basis in your PB Bankshares common stock. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of PB Bankshares common stock.

•

If you receive a combination of Norwood common stock and cash, other than cash instead of a fractional share of Norwood common stock, in exchange for your PB Bankshares common stock, then you may recognize gain, but you will not recognize loss, upon the exchange of your shares of PB Bankshares common stock for shares of Norwood common stock and cash. If the sum of the fair market value of the Norwood common stock and the amount of cash you receive in exchange for your shares of PB Bankshares common stock exceeds the cost basis of your shares of PB Bankshares common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of PB Bankshares common stock. Depending on certain facts specific to you, any gain could instead be characterized as ordinary dividend income.

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “The Merger and the Merger Agreement — Material United States Federal Income Tax Consequences of the Merger” beginning on page 99.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

Stock Market Listing (page 112)

Application will be made by Norwood to have the shares of Norwood common stock to be issued in the merger approved for listing on the NASDAQ Global Market, which is the principal trading market for existing shares of Norwood common stock. It is a condition to both parties’ obligation to complete the merger that such approval be obtained, subject to official notice of issuance. In the merger, the PB Bankshares common stock currently listed on NASDAQ Capital Market will be delisted and deregistered under the Securities Exchange Act of 1934 (“Exchange Act”).

Comparison of Shareholders’ Rights (page 135)

The rights of PB Bankshares shareholders who continue as Norwood shareholders after the merger will be governed by the Pennsylvania Business Corporation Law and the articles of incorporation and bylaws of Norwood rather than by the Maryland Business Corporation Law and the articles of incorporation and bylaws of PB Bankshares.

No Appraisal or Dissenters’ Rights in the Merger (page 112)

PB Bankshares is organized under Maryland law. Under applicable Maryland law and PB Bankshares’ articles of incorporation, PB Bankshares shareholders are not entitled to dissenters’ appraisal rights.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” PB Bankshares’ shareholders should carefully consider the following risks before deciding whether to vote for approval of the merger agreement. In addition, PB Bankshares’ shareholders should read and consider the risks associated with the business of Norwood because these risks will relate to the combined company. Certain of these risks pertain to the business of Norwood. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 143 and “Incorporation of Certain Documents by Reference” on page 142 of this proxy statement/prospectus.

Risks Related to the Merger

PB Bankshares’ Shareholders May Not Receive the Form of Merger Consideration They Elect.

The merger agreement contains provisions relating to adjustment, election and allocation of the merger consideration under certain circumstances. The allocation procedures are intended to provide that the aggregate number of shares of PB Bankshares common stock converted into the right to receive cash consideration will equal 20% of the shares of PB Bankshares common stock outstanding.

The allocation procedures in the merger agreement provide that the aggregate number of shares of PB Bankshares common stock to be converted into the right to receive cash consideration will equal 20% of the outstanding shares of PB Bankshares common stock, and the number of shares to be converted into Norwood common stock will equal 80% of the outstanding PB Bankshares common stock. Pursuant to this limitation, if the aggregate number of shares with respect to which a valid cash consideration election is made is greater than 20% of the outstanding shares of PB Bankshares common stock, a pro rata portion of those shares will be converted into the right to receive Norwood common stock such that the number of shares of PB Bankshares common stock converted into the cash consideration equals 20% of the total. Conversely, if the number of shares pursuant to which a valid cash consideration election is made is less than 20% of the outstanding shares of PB Bankshares common stock, first such number of shares for which no election has been made and then, if necessary, such number of shares for which a stock consideration election has been made will be converted, as necessary, into stock consideration such that the number of shares of PB Bankshares common stock to be converted into cash in the transaction does not exceed 20% of the total number of shares. In addition, the aggregate cash consideration pool may be decreased, and the aggregate stock consideration pool may be increased, in order for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The allocation of the mix of consideration payable to PB Bankshares shareholders in the merger will not be known until Norwood tallies the results of the cash/stock elections made by PB Bankshares shareholders. PB Bankshares shareholders may not receive the amounts of cash or stock they elected which could result in, among other things, tax consequences that differ from those that would have resulted had such shareholders received the form of consideration they elected.

Because the Market Price of Norwood Common Stock May Fluctuate, PB Bankshares Shareholders Cannot be Sure of the Value of the Stock Consideration They May Receive.

PB Bankshares shareholders may elect to receive cash for some shares and Norwood common stock for others in the merger. The exchange ratio of 0.7850 of a share of Norwood common stock per share of PB Bankshares common stock at which Norwood is issuing its shares as part of the merger consideration is fixed (subject to customary anti-dilution adjustments and potential adjustment in certain circumstances involving a decline in Norwood’s stock price that exceeds a specified index).

Consequently, changes in the price of Norwood common stock prior to completion of the merger will affect the value of any shares of Norwood common stock that PB Bankshares shareholders may receive upon completion of the merger. The value of the Norwood stock consideration will vary from the date of the announcement of the merger agreement, the date that this proxy statement/prospectus was mailed, the date of the special meeting, the election deadline, the date the merger is completed and thereafter. At the time that you are required to make your election as well as at the time the merger is completed, the value of the stock consideration could be more or less than the value of the cash consideration. Accordingly, at the time you are required to make your election, and at the time of the PB Bankshares special meeting, you will not know or be able to determine the value of the Norwood common stock you may receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects, and regulatory considerations of Norwood and PB Bankshares. Many of these factors are beyond Norwood’s and PB Bankshares’ control.

PB Bankshares Shareholders Who Make Elections May Be Unable to Sell Their Shares in the Market Pending the Merger.

PB Bankshares shareholders may elect to receive cash, Norwood common stock or a combination thereof in the merger by completing an election form that has been sent with the proxy statement/prospectus. Elections will require that shareholders making the election turn in their PB Bankshares stock certificates by the election deadline set forth in the election form. Prior to the election deadline, you may revoke your election by written notice to the exchange agent, following which the exchange agent will promptly return your PB Bankshares common stock certificates. However, after the election deadline, your certificates will be held by the exchange agent until the merger is completed (or terminated without completion). This procedure means that, during the time between the election deadline and the date the merger is completed (or until it is terminated without completion), PB Bankshares shareholders will be unable to sell their PB Bankshares common stock. If the merger is unexpectedly delayed, this period could extend for a significant period of time. PB Bankshares shareholders can shorten the period during which they cannot sell their shares by delivering their election shortly before the election deadline. Any shares of PB Bankshares Common Stock with respect to which the holder thereof shall not, as of the election deadline, have made an election shall be deemed non-election shares.

PB Bankshares Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

PB Bankshares shareholders currently have the right to vote in the election of the board of directors of PB Bankshares and on other matters affecting PB Bankshares. Upon the completion of the merger, each PB Bankshares shareholder who receives shares of Norwood common stock will become a shareholder of Norwood with a percentage ownership of Norwood that is smaller than the shareholder’s percentage ownership of PB Bankshares. It is currently expected that the former shareholders of PB Bankshares as a group will receive shares in the merger constituting approximately __% of the outstanding shares of Norwood common stock immediately after the merger. Because of this, PB Bankshares shareholders may have less influence on the management and policies of Norwood than they now have on the management and policies of PB Bankshares. Please see the discussion under the caption “Trading Market for Norwood and PB Bankshares” beginning on page 34.

PB Bankshares shareholders will not have dissenters’ rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Pursuant to Maryland law, holders of PB Bankshares’ common stock will not be entitled to dissenters’ rights in the merger with respect to their shares of PB Bankshares’ common stock. Please see the discussion under the caption “The Merger and the Merger Agreement--No Appraisal or Dissenters’ Rights in the Merger” beginning on page 112.

Norwood May Fail to Realize the Anticipated Benefits of the Merger.

The success of the merger will depend on, among other things, Norwood’s ability to realize anticipated cost savings and to combine the businesses of Wayne Bank and Presence Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Presence Bank or result in decreased revenues due to any loss of customers. If Norwood is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

Norwood and PB Bankshares have operated and, until the completion of the merger, will continue to operate, independently. Certain employees of PB Bankshares may not be employed after the merger. In addition, employees of PB Bankshares that Norwood wishes to retain may elect to terminate their employment as a result of the merger, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Norwood’s or PB Bankshares’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Norwood or PB Bankshares to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Regulatory Approvals May Not Be Received, May Take Longer than Expected or May Impose Conditions that Are Not Presently Anticipated or Cannot Be Met.

Before the transactions contemplated in the merger agreement, including the merger and the bank merger, may be completed, various approvals must be obtained from the bank regulatory and other governmental authorities. These approvals may not be received, may not be received in a timely fashion, and may contain conditions on the completion of the merger or the bank merger or both, or require changes to the terms of the merger agreement. Although the parties do not currently expect that any such conditions or changes would be imposed, if such conditions or changes are imposed, such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting Norwood’s revenues, any of which might have a material adverse effect on Norwood following the merger.

The Merger Agreement May Be Terminated in Accordance with Its Terms, and the Merger May Not Be Completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: approval of the merger agreement by PB Bankshares shareholders, receipt of regulatory approvals, absence of orders prohibiting the completion of the merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, approval of the shares of Norwood common stock to be issued to PB Bankshares shareholders for listing on the NASDAQ Global Market, the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsel. Furthermore, there shall not have occurred any Material Adverse Effect (as defined in the merger agreement) with respect to PB Bankshares, or Norwood. Therefore, the conditions to closing of the merger may not be fulfilled and the merger may not be completed.

In addition, certain circumstances may occur under which PB Bankshares may choose to terminate the merger agreement. These circumstances include a situation in which if Norwood’s average share price during the specified determination period declines to below $20.62 (subject to customary anti-dilution adjustments) and such decline is at least 20% greater than the corresponding decline (if any) in the value of the KBW NASDAQ Regional Bank over the same time period, provided that Norwood may increase the merger consideration to cause such tests not to be met in order to avoid termination of the merger agreement by PB Bankshares. See “The Merger and the Merger Agreement—Terminating the Merger Agreement” beginning on page 108 for a more complete discussion of the circumstances under which the merger agreement could be terminated.

Termination of the Merger Agreement Could Negatively Impact PB Bankshares.

If the merger agreement is terminated, there may be various consequences, including:

•

PB Bankshares’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, and PB Bankshares would have incurred costs in pursuing the merger, in each case without realizing any of the anticipated benefits of completing the merger; and

•	the market price of PB Bankshares common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed.

If the merger agreement is terminated and PB Bankshares’s board of directors seeks another merger or business combination, PB Bankshares shareholders cannot be certain that PB Bankshares will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Norwood has agreed to provide in the merger.

If the merger agreement is terminated under certain circumstances involving PB Bankshares pursing an alternate transaction, PB Bankshares may be required to pay a termination fee of $2.4 million to Norwood. See “The Merger and the Merger Agreement-Termination Fee” beginning on page 120.

Each of PB Bankshares and Norwood Will Be Subject to Business Uncertainties and Contractual Restrictions While the Merger is Pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on PB Bankshares and consequently on Norwood. These uncertainties may impair Norwood’s or PB Bankshares’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Norwood and PB Bankshares to seek to change existing business relationships with Norwood or PB Bankshares. Retention of certain PB Bankshares employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, Norwood’s business following the merger could be negatively impacted. In addition, the merger agreement restricts PB Bankshares and Norwood from taking certain specified actions until the merger occurs. These restrictions may prevent Norwood and PB Bankshares from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger and the Merger Agreement — Conduct of Business Before Completion of the Merger” beginning on page 113 for a description of the restrictive pre-closing covenants to which PB Bankshares is subject.

The Merger Agreement Limits PB Bankshares’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains certain provisions that, subject to limited exceptions, limit PB Bankshares’s ability to initiate, solicit, encourage or facilitate any inquiries or competing third-party proposals, or engage in any negotiations, or provide any confidential information, or have any discussions with any person relating to a proposal to acquire all or a significant part of PB Bankshares. In addition, PB Bankshares has agreed to pay Norwood a termination fee in the amount of $2.4 million in the event that Norwood or PB Bankshares terminates the merger agreement for certain reasons involving PB Bankshares’ pursuit of an alternative transaction. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of PB Bankshares from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire PB Bankshares than it might otherwise have proposed to pay. Until the merger agreement is approved by PB Bankshares shareholders, PB Bankshares can consider and participate in discussions and negotiations with respect to an alternative unsolicited bona fide acquisition proposal so long as the PB Bankshares board of directors determines in good faith (after consultation with and considering the advice of legal counsel and its financial advisor) that failure to take such action would be reasonably likely to cause the directors to breach their fiduciary duties to PB Bankshares shareholders under Maryland law and that such alternative acquisition proposal is reasonably likely to result in a superior proposal. PB Bankshares has agreed to keep Norwood apprised of developments, discussions and negotiations relating to any such acquisition proposal.

PB Bankshares executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of PB Bankshares shareholders.

Executive officers of PB Bankshares negotiated the terms of the merger agreement. PB Bankshares’s board of directors approved the merger agreement and unanimously recommended that PB Bankshares shareholders vote to approve the merger agreement. In considering these facts and the other information contained in this document, you should be aware that PB Bankshares’s officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of PB Bankshares’s shareholders. These interests include:

•

certain employees have employment or severance agreements that provide for severance payments and other benefits following a change in control of PB Bankshares if their employment is terminated by PB Bankshares’ successor employer for reasons other than cause, disability, retirement or death;

•

certain employees have supplemental executive retirement agreements with PB Bankshares that provide for accelerated vesting and lump-sum payouts of previously accrued benefits and the crediting of additional benefits in connection with a change in control;

•

Norwood is providing retention bonus plans through which certain officers who have not entered into an employment agreement with Norwood will receive bonuses if they remain employed with Norwood for a to be determined specified period following the merger;

•	following completion of the merger, Janak M. Amin, President and CEO of PB Bankshares and Presence Bank, will be appointed as chief operating officer of Norwood and Wayne Bank;

•

concurrently with the entering into of the merger agreement, Norwood entered into an employment agreement and a non-compete and non-solicitation agreement with Mr. Amin, such agreements to be effective upon completion of the merger;

•

on July 30, 2025, Norwood entered into additional employment agreements and non-competition and non-solicitation agreements with Larry W. Witt and Douglas L. Byers, executive officers of PB Bankshares, to be effective upon completion of the merger;

•

on or immediately after the effective time of the merger, Norwood and Wayne Bank will appoint two former non-employee directors of Presence Bank to the boards of directors of Norwood and Wayne Bank and will be compensated for such services in the same manner as the existing directors of Norwood and Wayne Bank;

•

all non-employee directors serving on the board of directors of PB Bankshares as of the date of the merger agreement, except those who are selected to join the boards of Norwood and Wayne Bank, will be invited to join a newly-formed regional advisory board of Wayne Bank.

•	under the merger agreement, Norwood has agreed to indemnify the directors and executive officers of PB Bankshares and Presence Bank from claims arising after consummation of the merger.

•	under the merger agreement, PB Bankshares’ officers and directors are entitled to indemnification and directors’ and officers’ liability insurance for a period of up to six years following the merger;

•	The merger will result in immediate vesting of any unvested long-term incentive compensation awards, including stock options, restricted stock awards and deferred compensation awards.

These additional interests of PB Bankshares directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than other PB Bankshares shareholders may view it.

PB Bankshares’ board of directors was aware of these interests and took them into account in its decision to adopt the merger agreement. For information concerning these interests, please see the discussion under the caption “Interests of PB Bankshares’s Directors and Executive Officers in the Merger” beginning on page 104 of this proxy statement/prospectus.

The Shares of Norwood Common Stock to Be Received by PB Bankshares Shareholders as a Result of the Merger Will Have Rights Different from the Shares of PB Bankshares Common Stock.

Upon completion of the merger, the rights of former PB Bankshares shareholders who become Norwood shareholders will be governed by the Pennsylvania Business Corporation Law and the articles of incorporation and bylaws of Norwood. The rights associated with PB Bankshares common stock are different from the rights associated with Norwood common stock. See “Comparison of Shareholders’ Rights” beginning on page 135 for a discussion of the different rights associated with Norwood common stock.

The Unaudited Pro Forma Combined Financial Information Included in this Proxy statement/prospectus Is Preliminary, and the Actual Financial Condition and Results of Operations After the Merger May Differ Materially.

The unaudited pro forma combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Norwood’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The pro forma combined financial information reflects adjustments, which are based upon preliminary estimates, to record the PB Bankshares identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price (based on the stock price of Norwood at the time of the merger) and the fair value of the assets and liabilities of PB Bankshares as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 121.

The fairness opinion obtained by PB Bankshares from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

Stephens, PB Bankshares’s financial advisor in connection with the merger, has delivered to the board of directors of PB Bankshares its opinion, dated as of July 7, 2025. The opinion of Stephens stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of the outstanding shares of PB Bankshares common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The opinion does not reflect changes that may occur or have occurred after the date of the opinion, including changes to the operations and prospects of Norwood or PB Bankshares, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the relative values of Norwood and PB Bankshares.

Norwood and PB Bankshares expect to incur non-recurring expenses related to the merger.

Norwood and PB Bankshares anticipate that certain non-recurring charges, such as computer system conversion costs, severance and branding, will be incurred in connection with integration. Norwood and PB Bankshares cannot identify the timing, nature and amount of all such charges as of the date of this document. However, any such charges could affect the parties’ respective results of operations in the period in which such charges are recorded.

Litigation against Norwood or PB Bankshares, or the members of the Norwood or PB Bankshares board of directors, could prevent or delay the completion of the merger.

While Norwood and PB Bankshares believe that any claims that may be asserted by purported shareholder plaintiffs related to the merger would be without merit, the results of any such potential legal proceedings are difficult to predict and such legal proceedings could delay or prevent the merger from being completed in a timely manner. If litigation were to be commenced related to the merger, such litigation could affect the likelihood of obtaining the required approvals from PB Bankshares shareholders. Moreover, any litigation could be time-consuming and expensive, and could divert the attention of the management of Norwood and PB Bankshares away from their regular business. Any lawsuit adversely resolved against Norwood, PB Bankshares or members of their respective boards of directors could have a material adverse effect on each party’s business, financial condition and results of operations

One Big Beautiful Bill Act of 2025 Impacts

The “One Big Beautiful Bill Act” presents disparate potential impacts on financial institutions. While some provisions of the new law could boost lending and potentially lead to economic growth, others could increase costs, add complexity, and potentially destabilize the financial system. The ultimate impact will depend on how the provisions of the new law are implemented, how other countries respond, and how the overall economy reacts to the new law provisions.

Risks Related to Norwood’s Business

In the risk factors discussed in this section, references to “we”, “our” and “us” are references to Norwood.

We are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities, and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Changes in monetary policy, including changes in interest rates, could influence not only the interest income that we receive on loans and securities and the amount of interest expense we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of financial assets and liabilities, and (iii) the average duration of mortgage-backed securities in our investment portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and investments fall more quickly than the interest rates paid on deposits and borrowings.

Changes in interest rates could adversely impact our financial condition and results of operations.

Our operations are subject to risks and uncertainties surrounding our exposure to changes in the interest rate environment. Earnings and liquidity depend to a great extent on our interest rates. Interest rates are highly sensitive to many factors beyond our control, including competition, general economic conditions, geopolitical tensions and monetary and fiscal policies of various governmental and regulatory authorities, including the Federal Reserve. Conditions such as inflation, deflation, recession, unemployment and other factors beyond our control may also affect interest rates. The nature and timing of any changes in interest rates or general economic conditions and their effect on us cannot be controlled and are difficult to predict. If the rate of interest we pay on our interest-bearing liabilities increases more than the rate of interest we receive on our interest-earning assets, our net interest income, and therefore our earnings, could contract and be materially adversely affected. Our earnings could also be materially adversely affected if the rates on interest-earning assets fall more quickly than those on our interest-bearing liabilities. Changes in interest rates could also create competitive pressures, which could impact our liquidity position. Changes in interest rates also can affect our ability to originate loans, our ability to obtain and retain deposits, and the value of interest-earning assets, and the ability to realize gains from the sale of such assets, which could all negatively impact shareholder’s equity and regulatory capital. Increases in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations, which could not only result in increased loan defaults, foreclosures and charge-offs, but could also necessitate further increases to our allowance for credit losses and reduce net income. In addition, based on our interest rate sensitivity analyses, an increase in the general level of interest rates may negatively affect the market value of the investment portfolio depending on the duration of certain securities included in the investment portfolio.

Our securities portfolio performance in difficult market conditions could have adverse effects on our results of operations.

Unrealized losses on investment securities result from changes in market interest rates, credit spreads and liquidity in the marketplace, along with changes in the credit profile of individual securities issuers. Prior to implementation of current expected credit losses (“CECL”) model, unrealized losses on available-for-sale (“AFS”) debt securities caused by a credit event would require the direct write-down of the AFS security through the other than temporary impairment approach; however, the new standard under ASC 326-30, Financial Instruments — Credit Losses, requires credit losses to be presented as an allowance for credit losses. We are still required to conduct an impairment evaluation on AFS securities to determine we have the intent to sell the security or it is more likely than not that we will be required to sell the security before recovery. If these situations apply, the guidance continues to require us to reduce the security’s amortized cost basis down to its fair value through earnings.

We also evaluate the unrealized losses on AFS securities to determine if a security’s decline in fair value below its amortized cost basis is due to credit factors. The evaluation is based upon factors such as the creditworthiness of the underlying borrowers, performance of the underlying collateral, if applicable, and the level of credit support in the security structure. Management also evaluates other factors and circumstances that may be indicative of a decline in the fair value of the security due to a credit factor. This analysis includes, but is not limited to, an evaluation of the type of security, the length of time and extent to which the fair value has been less than cost and near-term prospects of the issuer. If this assessment indicates that a credit loss exists, the present value of the expected cash flows of the security is compared to the amortized cost basis of the security. Under the CECL standard, if the present value of the cash flows expected to be collected is less than the amortized cost, an allowance for credit losses is recorded for the credit loss.

Subsequent valuations, in light of factors prevailing at that time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize an allowance for credit losses charge and any additional amount of loss due to non-credit factors could impact accumulated other comprehensive income. A reduction in the value of our securities portfolio could have an adverse effect on our regulatory capital, financial condition or results of operations in future periods. In addition, deterioration or defaults made by issuers of the underlying collateral of our investment securities may cause additional credit-related charges to our consolidated financial statements.

Potential downgrades of U.S. government securities by one or more of the credit ratings agencies could have a material adverse effect on our operations, earnings and financial condition.

A possible future downgrade of the sovereign credit ratings of the U.S. government and a decline in the perceived creditworthiness of U.S. government-related obligations could impact our ability to obtain funding that is collateralized by affected instruments, as well as affect the pricing of that funding when it is available. A downgrade may also adversely affect the market value of such instruments. We cannot predict if, when or how any changes to the credit ratings or perceived creditworthiness of these organizations will affect economic conditions. Among other things, a downgrade in the U.S. government’s credit rating could adversely impact the value of our securities portfolio and may trigger requirements that we post additional collateral for trades relative to these securities. A downgrade of the sovereign credit ratings of the U.S. government or the credit ratings of related institutions, agencies or instruments could significantly exacerbate the other risks to which we are subject and could have related adverse effects on our business, financial condition and results of operations.

The allowance for credit losses may not be sufficient to cover actual loan losses.

Under the CECL model, financial institutions are required to use historical information, current conditions and reasonable forecasts to estimate the expected loss over the life of a loan. The allowance for credit losses on loans and leases represents management’s estimate of all expected credit losses over the expected contractual life of our existing portfolio loans. The level of the allowance reflects: management’s continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; changes in present economic, political and regulatory conditions; other external factors; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic and market conditions affecting borrowers, new information regarding existing loans, identification of additional problem credits and other factors, both within and outside of our control, impact the determination of the allowance. In addition, bank regulatory agencies periodically review our allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management. Any increase in the allowance will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our financial condition and results of operations.

Most of our loans are to commercial borrowers, which have a higher degree of credit risk than other types of loans.

Commercial loans are often larger and may involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the property or business involved, repayment of such loans may be more sensitive than other types of loans due to adverse conditions in the real estate market or the economy. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower’s ability to repay the loan may be impaired. In addition, our credit risk may be increased when the collateral held by us cannot be readily realized or liquidated at prices sufficient to recover the full amount of our credit. An increase in non-performing loans or collateral value deficiencies could result in a net loss of earnings from these loans, an increase in the provision for credit losses on loans and an increase in loan charge-offs, any of which could have a material adverse effect on our financial condition and results of operations.

Our loan portfolio has a significant concentration in commercial real estate loans.

Our loan portfolio includes a large number of commercial real estate loans. The federal banking agencies have promulgated guidance governing banks with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development and other land represent 100% or more of total risk-based capital or (ii) total commercial real estate loans represent 300% or more of total risk-based capital and that bank’s commercial real estate loan portfolio has increased 50% or more during the prior thirty-six months. Owner-occupied commercial real estate loans are excluded from this second category. If a bank is deemed to have a concentration in commercial real estate loans, it is required to employ heightened risk management practices that address board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Most of our loans are secured, in whole or in part, with real estate collateral which may be subject to decreases in value.

In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure our loans with real estate collateral. In addition, our securities portfolio consists of mortgage-backed securities issued by Fannie Mae, Freddie Mac or the Government National Mortgage Association. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, and acts of nature. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower. If real estate prices in our markets decline, the value of the real estate collateral securing our loans could be reduced. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

Environmental liability associated with our lending activities could result in losses.

In the course of business, we may acquire, through foreclosure, properties securing loans originated or purchased that are in default. Particularly in commercial real estate lending, there is a risk that material environmental violations could be discovered on these properties. In this event, we might be required to remedy these violations at the affected properties at our own cost and expense. The cost of remedial action could substantially exceed the value of affected properties. We may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have an adverse effect on our financial condition and results of operations.

We are subject to liquidity risk, which could negatively affect our funding levels.

Market conditions or other events could negatively affect our access to or the cost of funding. Our cost of funding may affect our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, or fund asset growth and new business initiatives at a reasonable cost, in a timely manner and without adverse consequences. Although we maintain a liquid asset portfolio and have implemented strategies to maintain sufficient and diverse sources of funding to accommodate planned, as well as unanticipated, changes in assets, liabilities, and off-balance sheet commitments under various economic conditions, a substantial, unexpected, or prolonged change in the level or cost of liquidity could have a material adverse effect on us. If the cost effectiveness or the availability of supply in these credit markets is reduced for a prolonged period of time, our funding needs may require us to access funding and manage liquidity by other means. These alternatives may include generating customer deposits, securitizing or selling loans, extending the maturity of wholesale borrowings, borrowing under certain secured borrowing arrangements, using relationships developed with a variety of fixed income investors, and further managing loan growth and investment opportunities. These alternative means of funding may result in an increase to the overall cost of funds and may not be available under stressed conditions, which could cause us to liquidate a portion of our liquid asset portfolio to meet any funding needs. In the event additional liquidity is needed, we have access to liquidity from the Federal Home Loan Bank, the Federal Reserve discount window and other sources. Accessing these sources of liquidity may impose additional borrowing costs on us.

Loss of deposits or a change in deposit mix could increase our cost of funding.

Deposits are a stable source of funding for which costs are typically lower than other financing options. We compete with banks and other financial institutions for deposits, as well as institutions offering uninsured investment alternatives, including money market funds and Treasury Bill alternatives. Our competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or obtain new deposits. Bank failures could negatively impact depositor confidence in us or the banking industry and cause our deposits to decline. Funding costs may increase if we lose deposits and are forced to replace them with more expensive sources of funding, if clients shift their deposits into higher cost products or if we need to raise interest rates to avoid losing deposits. Higher funding costs reduce our net interest margin and net income. Increased deposit competition could materially adversely affect our ability to fund lending operations. As a result, we may need to seek other sources of funds that could increase our cost of funds.

Wholesale funding sources may prove insufficient to replace deposits at maturity and support our operations and future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. To manage liquidity, we draw upon a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. These sources may include Federal Home Loan Bank advances, proceeds from the sale of investments and loans, and liquidity resources at the holding company. Our ability to manage liquidity will be severely constrained if we are unable to maintain access to funding or if adequate financing is not available to accommodate future growth at acceptable costs. In addition, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, operating margins and profitability would be adversely affected. Turbulence in the capital and credit markets may adversely affect our liquidity and financial condition and the willingness of certain counterparties and clients to do business with us. Our ability to borrow from other financial institutions or to access the debt or equity capital markets on favorable terms or at all could be adversely affected by disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations.

Our holding company is dependent on liquidity through payments, including dividends, from our bank subsidiary, which are subject to restrictions.

Norwood is a holding company, separate from its wholly-owned subsidiary, Wayne Bank, and must provide for its own liquidity. Norwood depends on dividends, distributions and other payments from Wayne Bank to fund dividend payments and stock repurchases and to fund all payments on obligations. The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength for its subsidiary banks. The Federal Reserve could require us to commit resources to Wayne Bank when doing so is not otherwise in the interests of our shareholders or creditors. Wayne Bank is subject to laws that restrict dividend payments or authorize regulatory bodies to prohibit or reduce the flow of funds from it to us. If Wayne Bank is unable to pay dividends to us, we may not be able to service our debt, pay dividends on our common stock or engage in stock repurchases. A reduction or elimination of dividends could adversely affect the market price of our common stock and would adversely affect our business, financial condition, results of operations and prospects. In addition, our right to participate in a distribution of assets upon Wayne Bank’s liquidation or reorganization is subject to the prior claims of Wayne Bank’s creditors, including its depositors.

Difficult economic and market conditions can adversely affect the financial services industry and may materially and adversely affect us.

Our operations are sensitive to general business and economic conditions in the U.S. If the growth of the U.S. economy slows, or if the economy worsens or enters a recession, our growth and profitability could be constrained. In addition, economic conditions in foreign countries can affect the stability of global financial markets, which could impact the U.S. economy and financial markets. Weak economic conditions, which could directly impact our operations, are characterized by inflation, fluctuations in debt and equity capital markets, including a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased loan delinquencies, real estate price declines and lower home sales and commercial activity, and increased problem assets and foreclosures. All of these factors could be detrimental to our business. In addition, our business is significantly affected by monetary and related policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies could have a material adverse effect on our business, financial position, results of operations and cash flows.

Inflationary pressures and rising prices may affect our results of operations and financial condition.

Small to medium-sized businesses may be impacted more than larger businesses during periods of high inflation as they are not able to leverage economies of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our borrowers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition. Furthermore, a prolonged period of inflation could cause wages and other costs to increase, which could adversely affect our results of operations and financial condition.

We face significant competition in the financial services industry.

We face significant competition in originating loans, attracting deposits and providing other financial services from financial and non-financial services firms, including traditional banks and credit unions, online banks, mortgage banking companies, wealth management companies, financial technology companies and others. Some of our competitors enjoy advantages, including greater financial resources and higher lending limits, less regulation, more expansive marketing campaigns, better brand recognition, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. Emerging technologies have the potential to intensify competition and accelerate disruption in the financial services industry. In recent years, non-financial services firms, such as financial technology companies, have been offering services traditionally provided by financial institutions. These firms use technology and mobile platforms to enhance the ability of companies and individuals to borrow, save and invest money. Our ability to compete successfully depends on a number of factors, including our ability to develop and execute strategic plans and initiatives, to develop competitive products and technologies and to attract, retain and develop a highly skilled employee workforce. If we are not able to compete successfully, we could be placed at a competitive disadvantage, which could result in the loss of customers and market share, and our business, results of operations and financial condition could suffer.

Concerns about the soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have historically led to market-wide liquidity problems, losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions. While we did not have any direct exposure to the bank failures that occurred in 2023, the failures of those institutions led to extreme volatility in the prices of securities issued by financial institutions. Bank failures could negatively impact client and investor confidence in us, which could negatively impact our earnings, stock price or liquidity. We could experience increases in deposits and assets as a result of other banks’ difficulties or failure, which would increase the capital we are required to maintain to support such growth.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital. In that regard, a number of financial institutions have recently raised considerable amounts of capital in response to a deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors. Should we be required by regulatory authorities to raise additional capital, we may seek to do so through the issuance of, among other things, our common stock or preferred stock.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects, and our existing shareholders would be diluted by new issuances of equity.

Future issuances of Norwood equity securities could dilute shareholder ownership and voting interest.

Norwood’s certificate of incorporation authorizes the issuance of up to 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. Any future issuance of equity securities by Norwood may result in dilution in the percentage ownership and voting interest of Norwood’s shareholders. Also, any securities Norwood issues in the future may be valued differently, and the issuance of equity securities for future services, acquisitions or other corporate actions may have the effect of diluting the value of the shares held by Norwood shareholders, including former PB Bankshares shareholders who become Norwood shareholders. Norwood shareholders do not have any preemptive rights to acquire additional shares in the event of future issuances of equity by Norwood.

Our business is geographically concentrated and is subject to regional economic factors that could have an adverse impact on our business.

Substantially all of our business is with customers in our market area of Northeastern Pennsylvania and the Southern Tier of New York. Most of our customers are consumers and small and medium-sized businesses which are dependent upon the regional economy. Adverse changes in economic and business conditions in our markets could adversely affect our borrowers, their ability to repay their loans and to borrow additional funds, and consequently our financial condition and performance.

Additionally, we often secure our loans with real estate collateral, most of which is located in Northeastern Pennsylvania or the Southern Tier of New York. A decline in local economic conditions could adversely affect the values of such real estate. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

We may not be able to attract and retain key personnel.

Our success depends, in large part, on its ability to attract and retain qualified, key personnel. Competition for qualified personnel in the banking industry is intense, and there can be no assurance that we will continue to be successful in attracting, recruiting and retaining the necessary skilled managerial, marketing and technical personnel for the successful operation of our existing lending, operations, accounting and administrative functions or to support the expansion of the functions necessary for our future growth. Limitations in the way regulated financial institutions can compensate their officers and employees may make it more difficult for regulated financial institutions to compete with unregulated companies for talent. There can be no assurance that we will continue to be successful in attracting, recruiting and retaining the necessary skilled managerial, marketing and technical personnel for the successful operation of our existing lending, operations, accounting and administrative functions or to support the expansion of the functions necessary for our future growth. Our inability to hire or retain key personnel could have a material adverse effect on our financial condition and results of operations.

Our legal lending limits are lower than those of some of our competitors and may restrict our ability to compete for larger customers.

Our lending limit to one borrower is limited to 15% of our capital plus the allowance for credit losses. Accordingly, the size of loans that we can offer to potential borrowers is less than the size of loans that many of our competitors with larger capitalization are able to offer. We may engage in loan participations with other banks for loans in excess of our legal lending limits. However, there can be no assurance that such participations will be available at all or on terms which are favorable to us and our customers.

We face continuing and growing security and cyber risks to our information base, including the information we maintain relating to our customers.

In the ordinary course of business, we rely on electronic communications and information systems to conduct our business and to store sensitive data, including financial information regarding customers. Our electronic communications and information systems infrastructure, as well as the systems infrastructures of the vendors we use to meet our data processing and communication needs, could be susceptible to cyber-attacks, such as denial of service attacks, hacking, terrorist activities or identity theft. Financial services institutions and companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service or sabotage systems, often through the introduction of computer viruses or malware, cyber-attacks and other means. Denial of service attacks have been launched against a number of large financial services institutions. Hacking and identity theft risks, in particular, could cause serious reputational harm. Cyber threats are rapidly evolving, and we may not be able to anticipate or prevent all such attacks. Although, to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not suffer such losses in the future. No matter how well designed or implemented our controls are, we will not be able to anticipate all security breaches of these types, and we may not be able to implement effective preventive measures against such security breaches in a timely manner. A failure or circumvention of our security systems could have a material adverse effect on our business operations and financial condition.

We regularly assess and test our security systems and disaster preparedness, including back-up systems, but the risks are substantially escalating. As a result, cybersecurity and the continued enhancement of our controls and processes to protect our systems, data and networks from attacks, unauthorized access or significant damage remain a priority. Accordingly, we may be required to expend additional resources to enhance our protective measures or to investigate and remediate any information security vulnerabilities or exposures. Any breach of our system security could result in disruption of our operations, unauthorized access to confidential client information, significant regulatory costs, litigation exposure and other possible damages, loss or liability. Such costs or losses may not be covered by, and could exceed the amount of, available insurance coverage, if any, and would adversely affect our earnings. Also, any failure to prevent a security breach, or to quickly and effectively deal with such a breach, could negatively impact client confidence, damaging our reputation and undermining our ability to attract and keep clients.

We may not be able to successfully implement future information technology system enhancements, which could adversely affect our business operations and profitability.

We invest significant resources in information technology system enhancements in order to provide functionality and security at an appropriate level. We may not be able to successfully implement and integrate future system enhancements, which could adversely impact the ability to provide timely and accurate financial information in compliance with legal and regulatory requirements, which could negatively impact our growth and profitability and could result in regulatory scrutiny. In addition, future system enhancements could have higher than expected costs and/or result in operating inefficiencies, which could increase the costs associated with the implementation as well as ongoing operations.

Failure to properly utilize system enhancements that are implemented in the future could result in significant costs to remediate or replace the defective components, which would adversely impact our financial condition and results of operations. In addition, we may incur significant training, licensing, maintenance, consulting and amortization expenses during and after systems implementations, and any such costs may continue for an extended period of time.

We rely on third party service providers to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.

Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, cloud computing access, core application processing, statement production and account analysis. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay and expense. If we are unable to efficiently replace ineffective service providers, or if we experience a significant, sustained or repeated system failure or service denial, it could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition and results of operations.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions, whether or not true, of our business practices and/or our financial health. Adverse perceptions could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which we engage with our customers and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

We operate in a highly regulated industry, and laws and regulations, or changes in them, could limit or restrict our activities and could have a material adverse effect on our operations.

We and our subsidiaries are subject to extensive state and federal regulation and supervision. We are subject to supervision and periodic examination by the Federal Reserve, the Federal Deposit Insurance Corporation (“FDIC”) and the Pennsylvania Department of Banking and Securities. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution’s growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. We are also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that we are found by regulatory examiners to be undercapitalized. The FDIC and the state banking regulators also have the power to issue cease and desist orders to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve possesses similar powers with respect to bank holding companies. Federal and state laws and regulations govern numerous matters affecting us, including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on dividend payments. These and other restrictions limit the manner in which we and our subsidiaries may conduct business and obtain financing.

The laws, rules, regulations, and supervisory guidance and policies applicable to us are subject to regular modification and change. Such changes could, among other things, subject us to additional costs, including costs of compliance; limit the types of financial services and products we may offer; and/or increase the ability of non-banks to offer competing financial services and products. Failure to comply with laws, regulations, policies, or supervisory guidance could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, revocation of a banking charter, other sanctions by regulatory agencies, civil money penalties, and/or reputational damage, which could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to stringent capital requirements which may adversely impact return on equity, require additional capital raises, or limit the ability to pay dividends or repurchase shares.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and define “capital” for calculating these ratios. The application of these capital requirements could, among other things, require us to maintain higher capital, resulting in lower returns on equity, and we may be required to obtain additional capital or be subject to adverse regulatory actions, including limitations on our ability to pay dividends or repurchase shares, if we are unable to comply with such requirements.

The Federal Reserve may require us to commit capital resources to support the Bank.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may require the holding company to borrow the funds or raise capital on terms considered unfavorable to shareholders. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by us to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

There is a limited trading market for our common stock, which may adversely impact your ability to sell your shares and the price you receive for your shares.

Although our common stock is quoted on the NASDAQ Global Market, there has been limited trading activity in our stock and an active trading market is not expected to develop. This means that there may be limited liquidity for our common stock, which may make it difficult to buy or sell our common stock, may negatively affect the price of our common stock and may cause volatility in the price of our common stock.

There are restrictions on our ability to pay cash dividends.

Although we have paid cash dividends on a quarterly basis since 1996, and the Bank paid dividends for many previous years, there is no assurance that we will continue to pay cash dividends. Future payment of cash dividends, if any, will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board may deem relevant and will be subject to applicable federal and state laws that impose restrictions on our ability to pay dividends.

Our common stock is not insured by any governmental entity and you could lose the value of your entire investment.

Our common stock is not a deposit account or other obligation of the Bank or any other bank and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund, any other governmental entity or by any other public or private entity. Investment in our common stock is inherently risky, and you could lose the value of your entire investment. Our common stock is also subject to the same market forces that affect the price of common stock in any other publicly traded company. As a result, investors who acquire our common stock may lose some or all of their investment.

Provisions of our Articles of Incorporation and the Pennsylvania Business Corporation Law could deter takeovers which are opposed by the Board of Directors.

Our articles of incorporation require the approval of 80% of our outstanding shares for any merger or consolidation unless the transaction meets certain fair price criteria or the business combination has been approved or authorized by the Board of Directors. In addition, our articles of incorporation may require the disgorgement of profits realized by any person who attempts to acquire control of the Company. As a Pennsylvania corporation with a class of securities registered with the Securities and Exchange Commission, the Company is governed by certain provisions of the Pennsylvania Business Corporation Law that, among other things, permit the disparate treatment of certain shareholders; prohibit calls of special meetings by shareholders; require unanimous written consent for shareholder action in lieu of a meeting; require shareholder approval for certain transactions in which a shareholder has an interest; and impose additional requirements on business combinations with persons who are the beneficial owners of more than 20% of the Company’s stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Norwood, PB Bankshares and the potential combined company and may include statements for the period following the completion of the merger. Forward-looking statements are typically identified by words such as “should,” “likely,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “target,” “project,” “goal”, “could” and other similar words and expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either Norwood or PB Bankshares to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward looking statements include those set forth on page 16 under “ Risk Factors, “ and, among others, the following:

•

completion of the merger is dependent on, among other things, receipt of shareholder and regulatory approvals, the timing of which cannot be predicted with precision, and which may not be received at all;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•

the integration of PB Bankshares’s business and operations with those of Norwood may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to PB Bankshares’s or Norwood’s existing businesses;

•

the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger may be greater than expected;

•	the ability to achieve anticipated merger-related operational efficiencies;

•	the ability to enhance revenue through increased market penetration, expanded lending capacity and product offerings;

•	changes in monetary and fiscal policies of the Federal Reserve Board and the U. S. Government, particularly related to changes in interest rates;

•

changes in general economic conditions, especially the effects of current fluctuations in tariff policies, impacts of workforce deportations, the proliferation of legal actions challenging government policies, and substantial reductions in force of government and non-government organization employees, all of which may put pressure on supply chains and exacerbate market volatility;

•

occurrence of natural or man-made disasters or calamities, including health emergencies, the spread of infectious diseases, pandemics or outbreaks of hostilities, or the effects of climate change, and the ability of Norwood, PB Bankshares and their respective customers to deal effectively with disruptions caused by the foregoing;

•	legislative or regulatory changes;

•	downturn in demand for loan, deposit and other financial services in our market area;

•	increased competition from other banks and non-bank providers of financial services;

•	technological changes and increased technology-related costs; and

•	changes in accounting principles, or the application of generally accepted accounting principles.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus.

All subsequent written and oral forward looking statements concerning the merger or other matters addressed in this document and attributable to Norwood or PB Bankshares or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, Norwood and PB Bankshares undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

TRADING MARKET FOR NORWOOD AND PB BANKSHARES

Norwood. Norwood’s common stock is traded on the NASDAQ Global Market under the symbol “NWFL”. The most recent trading price for Norwood’s common stock reported by NASDAQ was $26.97 per share on October 27, 2025. Upon the effectiveness of the registration statement of which this document is a part, the shares issued in connection with the merger will be freely transferable under the Securities Act by holders who will not be affiliates of Norwood after the merger. Affiliates of Norwood may resell shares of Norwood common stock issued in connection with the merger only if the shares are registered for resale under the Securities Act or an exemption is available. They may resell under the safe harbor provisions of Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. We encourage any such person to obtain advice of securities counsel before reselling any Norwood common stock.

PB Bankshares. PB Bankshares’ common stock is traded on the NASDAQ Capital Market under the symbol “PBBK”. The most recent trading price for PB Bankshares’ common stock reported by NASDAQ was $19.90 per share on October 27, 2025. As of October 6, 2025, PB Bankshares had approximately 168 stockholders of record. PB Bankshares has never paid dividends on its common stock.

Share Information and Market Prices

The table below shows the last sale prices of Norwood and PB Bankshares common stock and the equivalent price per share of PB Bankshares common stock based on the exchange ratio on July 3, 2025, the last trading day before announcement of the merger, and on October 27, 2025, the latest practicable date before printing of this proxy statement/prospectus. The table also shows the cash consideration and the estimated equivalent per share stock consideration with respect to each share of PB Bankshares common stock on the relevant date.

	Norwood Common Stock	PB Bankshares Common Stock	Merger Consideration		Estimated Equivalent Per Share Value (for Stock Consideration)	Cash Consideration
			Cash	Stock
July 3, 2025	$25.77	$17.35	$19.75	0.7850	$20.23	$19.75
October 27, 2025	$26.97	$19.90	$19.75	0.7850	$21.17	$19.75

Because the exchange ratio is fixed and will be adjusted only in limited circumstances, including if Norwood declares any stock dividends or effects a stock split or reverse stock split, and the market price of Norwood common stock will fluctuate prior to the merger, the estimated equivalent per share value of PB Bankshares common stock will also fluctuate prior to the merger. PB Bankshares shareholders will not know the final equivalent per share value of PB Bankshares common stock when they vote on the merger. This information relates to the estimated equivalent per share value of shares of PB Bankshares common stock that will be converted into shares of Norwood common stock in the merger. You should obtain current stock price quotations for Norwood’s and PB Bankshares’s shares prior to voting on the merger.

Following completion of the merger, current Norwood shareholders will own in the aggregate approximately 83.35% of the outstanding shares of Norwood common stock and PB Bankshares’ shareholders will own approximately 16.65% of the outstanding shares of Norwood common stock.

THE SPECIAL MEETING OF PB BANKSHARES SHAREHOLDERS

PB Bankshares will hold a special meeting of its shareholders on December 10, 2025, at 10:00 a.m., local time, at PB Bankshares’ Administrative Office, located at 1570 Fruitville Pike, Suite 201, Lancaster, Pennsylvania. PB Bankshares is first mailing this proxy statement/prospectus to you as a PB Bankshares shareholder on or about November 3, 2025. With this proxy statement/prospectus, PB Bankshares is sending you a notice of the PB Bankshares special meeting of shareholders and a form of proxy that is solicited by the PB Bankshares board of directors.

Matters to be Considered

The purpose of the PB Bankshares special meeting of shareholders is to vote (i) on the adoption of the merger agreement, pursuant to which PB Bankshares will be merged with and into Norwood; and (ii) on a proposal to adjourn, postpone or continue the PB Bankshares special meeting of shareholders, if necessary, to permit further solicitation of proxies in favor of adopting the merger agreement. PB Bankshares could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

Who Can Vote at the Meeting

You are entitled to vote the shares of PB Bankshares common stock that you owned as of the close of business on October 6, 2025 (the “record date”). As of the close of business on the PB Bankshares record date, a total of 2,640,397 shares of PB Bankshares common stock were outstanding. Each share of common stock has one vote.

Ownership of Shares; Attending the Meeting

You may own shares of PB Bankshares in one of the following ways:

•	directly in your name as the shareholder of record; or

•	indirectly through a broker, bank or other holder of record in “street name”.

If you are a registered shareholder (i.e., you hold your shares through our transfer agent, Continental Stock Transfer & Trust Co., and are the shareholder of record of those shares), you do not need to register to attend the special meeting and vote in person. If you hold shares of PB Bankshares common stock as the shareholder of record, you have the right to vote those shares in person or by proxy at the PB Bankshares special meeting. You may submit a proxy by signing, dating and completing the enclosed proxy card or by submitting your vote through the Internet. Information and applicable deadlines for submitting a proxy through the Internet are set forth in this proxy statement/prospectus and in the proxy card instructions. However, if you are not the record holder of your shares, you must obtain a written legal proxy from your bank, brokerage firm or other nominee authorizing you to vote those shares at the special meeting.

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the special meeting. If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement/prospectus. If you hold your shares in street name, you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of PB Bankshares common stock held in street name at the special meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares. You will receive a confirmation of your registration by email after we receive your registration materials.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the special meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present in person or by proxy at the meeting.

Votes Required for Proposals. Under Maryland law and PB Bankshares’ articles of incorporation, approval of the merger agreement will require the affirmative vote of the holders of a majority of the outstanding shares of PB Bankshares entitled to vote on the proposal. Approval of the adjournment proposal will require the affirmative vote of a majority of the votes cast at the PB Bankshares special meeting, assuming a quorum is present. Abstentions and broker non-votes will have the same effect as voting against the merger agreement proposal but will have no effect on the adjournment proposal. As of the PB Bankshares record date, directors and executive officers of PB Bankshares and their affiliates had the right to vote approximately 377,915 shares of PB Bankshares common stock, or 14.3% of the outstanding shares of PB Bankshares common stock at that date. Each of the directors and executive officers of PB Bankshares has entered into a voting agreement with Norwood to vote all of his or her shares of PB Bankshares common stock over which he or she has sole voting power in favor of the merger agreement.

How We Count Votes. If you return valid proxy instructions or attend the special meeting virtually, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. Broker non-votes and abstentions will have the effect of a vote against the proposal to approve the merger agreement and will have no effect on the proposal to adjourn, postpone, or continue the PB Bankshares special meeting.

Voting by Proxy

The board of directors of PB Bankshares is sending you this proxy statement/prospectus for the purpose of requesting that you allow your shares of PB Bankshares common stock to be represented at the special meeting by the persons named in the board of directors’ form of proxy. PB Bankshares shareholders of record may vote by proxy in any of three different ways:

•	Voting on the Internet. Go to www.cstproxyvote.com and follow the instructions. You will need to have your proxy card with you when you link to the internet voting site.

•	Voting by Mail. Complete, sign, date and return the enclosed proxy card in the envelope provided.

All shares of PB Bankshares common stock represented at the special meeting by properly executed and dated proxies will be voted according to the instructions indicated in the proxy. If you return a proxy without giving voting instructions, your shares will be voted as recommended by PB Bankshares’s board of directors. The PB Bankshares board of directors recommends a vote “FOR” each of the proposals.

If any matters not described in this proxy statement/prospectus are properly presented at the PB Bankshares special meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. If the PB Bankshares special meeting is postponed or adjourned, your PB Bankshares common stock may be voted by the persons named in the proxy card on the new special meeting date as well, unless you have revoked your proxy. We do not know of any other matters to be presented at the PB Bankshares special meeting.

How to Revoke Your Proxy

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of PB Bankshares in writing before the vote is taken at the special meeting, deliver a later dated proxy card, or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

PB Bankshares Corporate Secretary can be reached at the following address:

Mackenzie Jackson

Corporate Secretary

PB Bankshares, Inc.

185 East Lincoln Highway

Coatesville, Pennsylvania 19320

(610) 384-8282

Solicitation of Proxies

The costs and expenses of printing this proxy statement/prospectus will be borne by Norwood, and PB Bankshares will bear all other costs incurred by it in the solicitation of proxies from its shareholders on behalf of its board of directors. In addition to solicitation of proxies by mail, PB Bankshares will request that banks, brokers and other record holders send proxies and proxy materials to the beneficial owners of PB Bankshares common stock and secure their voting instructions. PB Bankshares will reimburse the record holders for their reasonable expenses in taking those actions. PB Bankshares directors, officers and employees, who will not be specially compensated, may solicit proxies from PB Bankshares shareholders, either personally or by telephone, facsimile, letter or other electronic means. In addition, PB Bankshares has retained The Laurel Hill Advisory Group to assist in the solicitation of proxies. The Laurel Hill Advisory Group will receive a base fee of $7,000, plus certain incremental costs for its solicitation services.

INFORMATION REGARDING PB BANKSHARES

Business

PB Bankshares, a Maryland corporation, was formed in March 2021 to serve as the bank holding company for Presence Bank. PB Bankshares is a registered bank holding company. PB Bankshares is subject to comprehensive regulation and examination by the Federal Reserve and the Pennsylvania Department of Banking and Securities.

PB Bankshares’ common stock is traded on the NASDAQ Capital Market under the trading symbol PBBK. At June 30, 2025, PB Bankshares had total consolidated assets of $464.1 million, total deposits of $363.4 million and total stockholders’ equity of $50.3 million.

On July 14, 2021, Presence Bank completed a mutual to stock conversion and shortly thereafter established its holding company structure with PB Bankshares. Presence Bank is a stock savings bank organized under the laws of the Commonwealth of Pennsylvania and is subject to regulation and examination by the FDIC and the Pennsylvania Department of Banking and Securities. Presence Bank operates from four offices and two loan production offices in Chester, Lancaster and Dauphin Counties, Pennsylvania. Presence Bank’s primary market area for deposits includes the communities in which it maintains banking office locations, while its primary lending market area is broader and includes customers in Lebanon, Dauphin and Cumberland Counties in Pennsylvania. Presence Bank a community-oriented bank offering a variety of financial products and services to meet the needs of its customers. PB Bankshares’ principal sources of revenue emanate from interest earnings on its investment securities and loan portfolios.

PB Bankshares’ principal business consists of attracting retail and commercial deposits from the general public in its market area and investing those deposits, together with funds generated from operations and borrowings, primarily in commercial real estate loans, commercial and industrial loans, construction, home equity lines of credit and to a lesser extent, one- to four-family residential real estate loans and consumer loans. PB Bankshares also invests in debt securities, which have historically consisted of mortgage-backed securities issued by U.S. government sponsored enterprises and U.S. government and agency securities. PB Bankshares offers a variety of deposit accounts, including demand deposit accounts, savings accounts, money market accounts and certificate of deposit accounts. PB Bankshares borrow funds, primarily from the Federal Home Loan Bank of Pittsburgh, to fund its operations as necessary.

Competition

PB Bankshares faces competition within its market area both in making loans and attracting deposits. PB Bankshares’ market area has a concentration of financial institutions that include large money center and regional banks, community banks and credit unions. It also faces competition from savings institutions, mortgage banking firms and consumer finance companies and, with respect to deposits, from money market funds, brokerage firms, mutual funds and insurance companies. It also competes with fintech and Internet banking companies. Some of PB Bankshares’ competitors offer products and services that it currently does not offer, such as trust services and private banking.

Properties

Information about PB Bankshares’ physical properties is set forth below as of June 30, 2025.

Location	Leased or Owned	Year Acquired or Leased
Main Office:
Coatesville	Leased	2022
Other Properties:
New Holland (1)	Owned	1995
Oxford (1)	Leased	2024
Christiana (1)	Owned	2005
Harrisburg (2)	Leased	2021
Lancaster (3)	Leased	2024

(1)	Branch location.
(2)	Loan production office.
(3)	Administrative office.

Legal Proceedings

From time to time, PB Bankshares is a party to various litigation matters incidental to the conduct of its business. As of June 30, 2025, PB Bankshares does not believe that any currently pending legal proceedings will have a material adverse effect on its business, financial condition or results of operations.

Information about PB Bankshares executive officers who will become executive officers of Norwood

The following discussion provides information, as of September 1, 2025, about executive officers of PB Bankshares who are anticipated to be appointed as executive officers of Norwood upon completion of the merger:

Janak M. Amin, age 60, is the President, Chief Executive Officer and a director of Presence Bank and PB Bankshares and will be appointed as the Executive Vice President and Chief Operating Officer of Norwood upon completion of the merger. Mr. Amin leads the team at Presence Bank with values-driven principles that he has cultivated throughout two decades of executive leadership experience in the banking industry in Pennsylvania and Florida. Prior to joining Presence Bank, from 2018 to 2019, Mr. Amin served as Chief Executive Officer at LeTort Trust, an Independent Trust Company that provides personalized financial solutions to individuals, businesses and institutions. From 2016 to 2018, Mr. Amin served in various roles at Sunshine Bank, including most recently as Co-President. Mr. Amin served as a consultant to Sunshine Bank in 2015 and previously held the position of Market Chief Executive Officer for the Pennsylvania region for Susquehanna Bank from 2012 to 2014. Mr. Amin has also served in various executive positions at other financial institutions since 1997, including Tower Bancorp, Graystone Tower Bank, Graystone Financial, Sovereign Bank and Waypoint Bank. Mr. Amin is a graduate of Liverpool University (U.K.), obtained his MBA from The Pennsylvania State University and is a graduate of the Wharton School Advance Management Program. Mr. Amin currently serves on the board of Pennsylvania Bankers Services Corporation and is a member of the Philadelphia Federal Reserve Bank’s Community Depository Institutions Advisory Council. Mr. Amin provides the board with more than 25 years of banking experience in the Pennsylvania market.

Douglas L. Byers, age 50, will be appointed as Executive Vice President and Market President of Norwood as of the effective time of the merger, is the Executive Vice President and Chief Banking Officer of Presence Bank and will be appointed as Regional President of Norwood upon completion of the merger. Mr. Byers is responsible for overseeing and nurturing customer relationships and helping guide the strategic growth of Presence Bank and its people. From 2017 to 2019, Mr. Byers was the Southcentral Market Executive and Senior Vice President at First Citizens Community Bank. From 2016 to 2017, Mr. Byers was the President and Chief Executive Officer of Hamilton Bancorp. Prior to that, he was the Commercial Lending Team Leader and Senior Vice President at Northwest Savings Bank. From 2005 to 2015, Mr. Byers was the Cash Management Executive and Senior Vice President at Susquehanna Bank and banks acquired by Susquehanna. Mr. Byers earned his Bachelor of Arts degree in Business Administration from Millersville University and MBA from Lebanon Valley College. He also graduated from the American Bankers Association Stonier Graduate School of Banking with a Wharton Leadership Certificate. In addition, he completed the Certified Treasury Professional course at Villanova University. Mr. Byers serves on two non-profit boards in the Lancaster and Chester County areas and served a three-year term as a board member of the Pennsylvania Association of Community Bankers in 2021.

Larry W. Witt, age 56, will be appointed as the Chief Information Officer of Norwood as of the effective time of the merger, is the Executive Vice President and Chief Information Officer of Presence Bank and PB Bankshares. Mr. Witt is responsible for developing and maintaining a robust and secure IT environment that ensures Presence Bank is meeting changing customer needs, from product and service development to process and experience improvements. Prior to joining Presence Bank in 2019, Mr. Witt was the First Vice President and Director of Technical Services at CenterState Bank, which acquired Sunshine Bank in 2018. Prior to CenterState Bank’s acquisition of Sunshine Bank, Mr. Witt was the Vice President of IT and Operations at Sunshine Bank from 2014 to 2018. Mr. Witt is a graduate of the University of South Florida with a degree in Information Technology and is a member of the ISACA Harrisburg chapter for IT professionals and on the IT Steering Committee for the Pennsylvania Bankers Association.

Transactions with Related Parties

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, one of which is applicable to Presence Bank. The Sarbanes-Oxley Act does not apply to loans made by a depository institution that is insured by the Federal Deposit Insurance Corporation and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to Presence Bank’s directors and officers are made in conformity with the Federal Reserve Act and applicable regulations.

All loans made by Presence Bank to executive officers, directors, immediate family members of executive officers and directors, or organizations with which executive officers and directors are affiliated, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to persons not related to Presence Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. Presence Bank is in compliance with federal regulations with respect to its loans and extensions of credit to executive officers and directors. The aggregate amount of our loans to our executive officers, directors and their related parties was $4.6 million at December 31, 2024. As of December 31, 2024, these loans were performing according to their original repayment terms.

Pursuant to PB Bankshares’ Policy and Procedures for Approval of Related Person Transactions, the Audit Committee periodically reviews, no less frequently than twice a year, a summary of transactions in excess of $25,000 with its directors, executive officers, and their family members, for the purpose of determining whether the transactions are within PB Bankshares’ policies and should be ratified and approved. Additionally, pursuant to PB Bankshares’ Code of Business Conduct and Ethics, all of PB Bankshares’ executive officers and directors must disclose any personal or financial interest in any matter that comes before PB Bankshares’ board.

Executive Compensation

Summary Compensation Table. The table below summarizes the total compensation paid to or earned by the individuals identified above as becoming executive officers of Norwood upon consummation of the merger.

Name and principal position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Stock Awards ($)	Non-Equity Incentive Compensation ($)	All other Compensation ($) (1)	Total ($)
Janak M. Amin,	2024	367,290	139,920	—	—	—	141,031	630,751
President and Chief Executive Officer	2023	330,000	177,000	—	—	—	131,682	638,682
Douglas L. Byers,	2024	212,130	42,426	—	—	—	55,938	310,494
Executive Vice President and Chief Banking Officer	2023	203,775	61,133	—	—	—	54,337	319,245
Larry W. Witt,	2024	178,904	35,781	—	—	—	47,975	262,660
Executive Vice President and Chief Information Officer	2023	167,200	50,160	—	—	—	43,481	260,841

(1)	The compensation represented by the amounts for 2024 set forth in the All Other Compensation column for the Named Executive Officers is detailed in the following table.

	401(k) Plan Contributions	ESOP Contributions (a)	Medical and SERP Contributions	Automobile Usage	Medical and Seminar Reimbursements	Total All Other Compensation
Janak M. Amin	$14,942	$18,441	$104,940	$1,658	$1,050	$141,031
Douglas L. Byers	$9,641	$10,520	$31,819	$1,908	$2,050	$55,938
Larry W. Witt	$10,707	$9,582	$26,836	$—	$850	$47,975

(a)	Based on PB Bankshares’ closing stock price of $15.28 on December 31, 2024.

Outstanding Equity Awards at Year End

The following table sets forth information with respect to outstanding equity awards as of December 31, 2024 for the Named Executive Officers. All equity awards reflected in this table were granted pursuant to our 2022 Equity Incentive Plan, described below.

	Option Awards					Stock Awards
Name	Number of Securities Underlying unexercised options (#) exercisable (1)	Number of securities underlying unexercised options (#) unexercisable (1)	Equity incentive plan awards: number of securities underlying unexercisable unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares of units of stock that have not vested (#) (2)	Market Value of shares of units of stock that have not vested ($) (3)
Janak M. Amin	27,768	41,652	—	$12.28	11/14/2032	16,663	$254,611
Douglas L. Byers	11,699	17,548	—	$12.28	11/14/2032	7,866	$120,192
Larry W. Witt	8,009	12,014	—	$12.28	11/14/2032	5,599	$85,547

(1)	Options vest in five equal annual installments commencing on November 14, 2023.
(2)	Stock awards vest in five equal annual installments commencing on November 14, 2023.
(3)	Based on the $15.28 per share trading price of PB Bankshares common stock on December 31, 2024.

2022 Equity Incentive Plan

PB Bankshares has adopted the PB Bankshares, Inc. 2022 Equity Incentive Plan (“2022 Equity Incentive Plan”), which was approved by stockholders in September 2022. Employees and directors of PB Bankshares, Presence Bank or its subsidiaries are eligible to receive awards under the 2022 Equity Incentive Plan. Subject to permitted adjustments for certain corporate transactions, the 2022 Equity Incentive Plan authorizes the issuance or delivery to participants of up to 388,815 shares of PB Bankshares common stock pursuant to grants of incentive and non-qualified stock options and restricted stock awards and restricted stock units. Of this number, the maximum number of shares of PB Bankshares common stock that may be issued under the 2022 Equity Incentive Plan pursuant to the exercise of stock options is 277,725 shares, and the maximum number of shares of PB Bankshares common stock that may be issued as restricted stock awards or restricted stock units is 111,090 shares. A total of 266,072 stock options and 108,115 restricted stock shares were awarded by the Compensation Committee under the 2022 Equity Incentive Plan during 2022. A total of 1,000 stock options were awarded under the 2022 Equity Incentive Plan during 2023. A total of 2,975 stock options were awarded under the 2022 Equity Incentive Plan during 2024. As of December 31, 2024, no stock options and no restricted stock awards or restricted stock units remained available to issue.

Policies and Practices Related to the Grant of Stock Options

The Compensation Committee and the Board of Directors have developed a practice of not granting stock options to executive officers during closed quarterly trading windows as determined under PB Bankshares’ insider trading policy. Consequently, PB Bankshares does not expect to grant, any stock options to any named executive officers within four business days preceding or one business day after the filing with the SEC of any report on Forms 10-K, 10-Q or 8-K that discloses material non-public information. The Compensation Committee and the Board of Directors do not take material non-public information into account when determining the timing of equity awards and do not time the disclosure of material non-public information in order to impact the value of executive compensation. PB Bankshares did not grant any stock options to its executive officers, including the named executive officers, during the year ended December 31, 2024.

Employment Agreement

Presence Bank has entered into an employment agreement with Mr. Amin. The employment agreement has a term of three years. The term of the employment agreement extends automatically for one additional year on the anniversary of the effective date of the agreement, so that the remaining term is again three years, unless either Presence Bank or Mr. Amin give notice to the other of non-renewal. At least 30 days prior to the anniversary date of the employment agreement, the disinterested members of the Board of Directors of Presence Bank conduct a comprehensive evaluation and review of Mr. Amin’s performance for purposes of determining whether to take action to not renew the employment agreement. Notwithstanding the foregoing, in the event PB Bankshares or Presence Bank enters into a transaction that would constitute a change in control, as defined under the employment agreement, the term of the agreement would automatically extend so that it would expire no sooner than two years following the effective date of the change in control.

The employment agreement specifies Mr. Amin’s base salary, which is currently $349,800. The Board of Directors of Presence Bank or the Compensation Committee may increase, but not decrease, Mr. Amin’s base salary. In addition to the base salary, the agreement provides that Mr. Amin will participate in any bonus plan or arrangement of Presence Bank in which senior management is eligible to participate and/or may receive a bonus on a discretionary basis, as determined by the Compensation Committee. Mr. Amin is also entitled to participate in all employee benefit plans, arrangements and perquisites offered to employees and officers of Presence Bank and the reimbursement of reasonable travel and other business expenses incurred in the performance of his duties with Presence Bank, including use of bank-owned or leased automobile.

Presence Bank may terminate Mr. Amin’s employment, or Mr. Amin may resign from his employment, at any time with or without good reason. In the event Presence Bank terminates Mr. Amin’s employment without cause or Mr. Amin voluntary resigns for “good reason” (i.e., a “qualifying termination event”), Presence Bank will pay Mr. Amin severance equal to the base salary and bonuses (based on the highest bonus for the three most recently completed calendar years prior to his date of termination) he would have received during the remaining term of the employment agreement. In addition, Mr. Amin will receive a cash payment equal the value of twenty-four months of continued non-taxable medical and dental coverage substantially comparable to the coverage maintained for the executive and his dependents immediately prior to his termination.

If a qualifying termination event occurs at or within two years following a change in control of PB Bankshares or Presence Bank, Mr. Amin would be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (i) his base salary in effect as of the date of termination or immediately prior to the change in control, whichever is higher, and (ii) and highest annual cash bonus earned for the calendar year in which the change in control occurs or for any of the three most recently completed calendar years prior to the change in control. In addition, Mr. Amin would receive a cash payment equal to the value of twenty-four months of continued non-taxable medical and dental coverage substantially comparable to the coverage maintained for him and his dependents immediately prior to his termination. Presence Bank or its successor will make the payments to Mr. Amin in a lump sum within 30 days following his termination of employment.

The employment agreement terminates upon Mr. Amin’s death or disability. Upon termination of employment (other than a termination in connection with a change in control), Mr. Amin will be required to adhere to one-year non-competition and non-solicitation restrictions set forth in his employment agreement.

Change in Control Agreements

Presence Bank has entered into a change in control agreement with Mr. Byers and with Mr. Witt. The change in control agreements have a term of two years. The term of the change in control agreement automatically extends for one additional year on each anniversary of the effective date of the agreement, so that the remaining term is again two years, unless either Presence Bank or the executive gives the other party a notice of non-renewal. Notwithstanding the foregoing, in the event PB Bankshares or Presence Bank enters into a transaction that would constitute a change in control, as defined under the agreements, the term of the agreements would automatically extend so that they would expire no sooner than two years following the effective date of the change in control.

In the event Presence Bank (or its successor) terminates the executive’s employment (other than for cause) or the executive terminates his employment for “good reason,” in either case at or following a change in control of PB Bankshares or Presence Bank, he would be entitled to a severance payment equal to two times the sum of (i) his base salary in effect as of the date of termination or immediately prior to the change in control, whichever is higher, and (ii) the highest annual bonus earned by him for the calendar year in which the change in control occurs or for the three most recently completed calendar years prior to the change in control. The severance benefit would be paid to the executive in a lump sum within 30 days following the date of termination of his employment. In addition, the executive would receive 12 monthly COBRA premium reimbursement payments to the extent the executive elects COBRA for continued health care coverage.

Executive Deferred Compensation Plan

Presence Bank entered into an Executive Deferred Compensation Plan (“EDC Plan”) for certain key members of the management team. The purpose of the EDC Plan is to provide tax planning opportunities with certain key members of the management team by means of a non-qualified deferred compensation plan. Messrs. Amin and Byers participated in the EDC Plan during 2024.

Under the EDC Plan, participants may annually elect to defer the payment of a portion of their base salary and bonuses by filing a deferral election form with the plan administrator, setting forth the amount of the deferral and its duration. Presence Bank may, in its discretion, also make contributions to a participant’s deferral account. Participants are 100% vested at all times in their elective deferrals and any contributions made by Presence Bank. As of the last day of the EDC Plan year, Presence Bank will credit interest to participant’s deferral accounts at an annual rate equal to 5% (or any other rate subsequently established by the Board of Directors).

Benefits under the EDC Plan will generally be paid to participants upon their separation from service. Distributions will also be made to participants in the event of death, “disability” or a “change in control” if one of those events occurs prior to the participant attaining age 65 (as each of those terms are defined in the EDC Plan). Benefits will be distributed either in a lump sum or in monthly installments over a period of 10 years, as elected by the participant and set forth in the EDC Plan. Payment of benefits will be made or commence within 30 days of the event triggering the distribution. In limited circumstances, participants may also take distributions from the EDC Plan if they incur an unforeseeable emergency.

In the event a participant is considered a “specified employee” (as defined in the EDC Plan) at the time of separation from service, any payment due under the EDC Plan (other than due to disability or death) will be paid on the first day of the seventh month after the participant’s separation from service.

Supplemental Executive Retirement Plans

Presence Bank entered into Supplemental Executive Retirement Plans (“SERPs”) with each of Messrs. Amin, Byers and Witt in 2020. In 2024, Presence Bank credited a contribution equal to a percentage of the executive’s salary (30% in the case of Mr. Amin and 15% in the case of Mr. Byers and Mr. Witt), plus an amount attributable to earnings on those amounts, to an account for the benefit of the executives under the SERPs. The amounts credited to the executives’ accounts will earn an annual rate of interest equal to two percent (2%), compounded monthly.

Each executive vests in his account under the SERP over a five-year period; at the rate of 20% per year. Each executive also becomes 100% vested in his account balance in the event of death, disability, a change in control or an involuntary termination of service prior to age 65. The benefits under the SERPs are normally paid upon a separation from service in 180 monthly installments. The benefit is also paid in 180 monthly installments upon the executive’s disability. If the executive dies prior to a separation from service, the executive’s beneficiary will receive the account balance, plus an amount equal to the contributions and earnings credited to the executive’s account over the preceding 24 months, in 180 monthly installments. If the executive dies after the benefit payments have commenced, the executive’s beneficiary will continue to receive the benefits at the same time and in the same amounts the benefits would have been paid to the executive had he survived. In the event of a change in control prior to the executive attaining age 65, the executive will receive a lump sum payment of the account balance plus an amount equal to the contributions and earnings credited to the executive’s account over the preceding 24 months. The executives will forfeit all benefits under the SERPs if their employment is terminated for cause.

Policies and Practices Related to the Grant of Stock Options

The Compensation Committee and the Board of Directors of PB Bankshares have developed a practice of not granting stock options to executive officers during closed quarterly trading windows as determined under PB Bankshares’ insider trading policy. Consequently, PB Bankshares does not expect to grant, any stock options to any named executive officers within four business days preceding or one business day after the filing with the SEC of any report on Forms 10-K, 10-Q or 8-K that discloses material non-public information. The Compensation Committee and the Board of Directors do not take material non-public information into account when determining the timing of equity awards and do not time the disclosure of material non-public information in order to impact the value of executive compensation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reflects our financial information and other relevant statistical data, and is intended to enhance your understanding of PB Bankshares’ financial condition and results of operations. The information in this section has been derived from the audited consolidated financial statements of PB Bankshares for the years ended December 31, 2023 and 2024, which appear beginning on page F-1 of this proxy statement/prospectus. You should read the information in this section in conjunction with the business and financial information regarding PB Bankshares provided in this proxy statement/prospectus. In this discussion, references to “we”, “our” and “us” refer to PB Bankshares and its subsidiaries.

December 31, 2024

Overview

Our business has traditionally focused on originating fixed-rate one- to four-family residential real estate loans and offering retail deposit accounts. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership team we have developed a commercial lending infrastructure, with a particular focus on expanding our commercial real estate and commercial and industrial loan portfolios, to improve our interest rate risk exposure and increase interest income. Our primary market area now consists of Chester and Lancaster Counties and the surrounding Pennsylvania counties of Cumberland, Dauphin, and Lebanon. Management has also emphasized the importance of attracting commercial deposit accounts from its customers. As a result of these initiatives, we were able to increase our consolidated assets by $11.6 million, or 2.6%, from $439.7 million at December 31, 2023 to $451.3 million at December 31, 2024 and increase our deposits $21.2 million, or 6.4%, from $333.0 million at December 31, 2023 to $354.2 million at December 31, 2024.

Our results of operations depend primarily on our net interest income and, to a lesser extent, noninterest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, debt securities and other interest-earning assets (primarily cash and cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, demand accounts, money market accounts, certificates of deposit and borrowings. Noninterest income on a recurring basis consists primarily of debit card income, service charges on deposit accounts, earnings on bank owned life insurance, other service charges and other income. Our results of operations also are affected by our provision for credit losses and noninterest expense. Noninterest expense consists primarily of salaries and employee benefits, occupancy and equipment, data and item processing costs, advertising and marketing, professional fees, directors’ fees, FDIC insurance premiums, Pennsylvania shares tax, debit card expenses, and other expenses. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities.

For the year ended December 31, 2024, we had net income of $1.8 million compared to net income of $1.9 million for the year ended December 31, 2023. The year over year decrease in earnings of $147,000 was attributable to a decrease in net interest income and an increase in noninterest expense, partially offset by a decrease in the provision for credit losses, an increase in noninterest income and a decrease in income tax expense. Net interest income decreased $1.0 million due to the increase in interest expense on deposits as we increased our rates in the competitive market. In 2024, we had a $487,000 gain on sale of the land and building of a branch location in Oxford, Pennsylvania included in noninterest income. Coinciding with the sale of the Oxford Branch, Presence Bank relocated to a leased location less than 750 feet away from the previous branch.

Business Strategy

Our business strategy is to operate as a well-capitalized and profitable community bank dedicated to providing personal service to our individual and business customers. We believe that we have a competitive advantage in the markets we serve because of our over 100-year history in the community, and our knowledge of the local marketplace. Our culture is anchored in a philosophy that puts our employees, customers and communities at the forefront of everything we do. We are proud of our diverse and experienced team of employees and strive to be the most loved bank that allows families, customers and our communities to prosper. The following are the key elements of our business strategy:

Grow our loan portfolio with a focus on increasing commercial real estate and commercial and industrial lending. Our principal business activity historically has been the origination of residential mortgage loans for retention in our loan portfolio. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership team we have developed a commercial lending infrastructure, with a particular focus on expanding our commercial real estate and commercial and industrial loan portfolios to improve our interest rate risk exposure and increase interest income. Our commercial real estate and commercial and industrial loan portfolios increased from $201.4 million, or 61.7% of total loans at December 31, 2023, to $226.4 million, or 64.7% of total loans at December 31, 2024. We view the growth of commercial lending as a means of increasing our interest income and fee income while establishing relationships with local businesses. We intend to continue to build relationships with small and medium-sized businesses in our market area, targeting locally owned family businesses and not-for-profit organizations. During 2021, we opened a loan production office in Harrisburg, Pennsylvania, and in 2024 we opened an administrative office in Lancaster, Pennsylvania. We expect to hire additional relationship-based loan officers to increase our presence in our market area. We believe all of these actions have properly positioned our institution to achieve prudent, organic and consistent growth in the future. The capital we raised in our initial public offering supported an increase in our lending limits, which enables us to expand existing customer relationships as well as provide capacity for new customers.

Strategically Grow our Balance Sheet. As a result of our efforts to build our management team and infrastructure and given our long-time presence in our market area, we believe we are well positioned to increase, on a managed basis, our assets and liabilities, particularly loans and deposits. Presence Bank increased its gross loans and deposits $23.2 million, or 7.1%, and $21.2 million, or 6.4%, respectively, during 2024. We underwent a significant rebranding effort and have updated and improved our website, Internet and mobile banking and other technology infrastructure that prioritizes the customer experience and moves away from the traditional branch model. We also believe we can capitalize on commercial deposit and personal banking relationships derived from an increase in commercial real estate and commercial and industrial lending. Based on our attractive market area and our strategic investment in technology to enhance the customer experience, we believe we are well-positioned to strategically grow our balance sheet.

Increase our share of lower-cost core deposits. We are making a concerted effort to reduce our reliance on higher cost certificates of deposit in favor of obtaining lower cost retail and commercial deposit accounts. Increasing our core deposits will provide a stable source of funds to support loan growth at costs consistent with improving our net interest rate spread and margin. We consider our core deposits to include demand deposit (checking), money market and savings accounts. During 2024, management continued an initiative which incentivized our commercial relationship officers to increase transaction accounts with our existing commercial customers. Despite our concentrated efforts, our core deposits decreased $7.1 million, or 3.8%, to $180.4 million at December 31, 2024 from $187.5 million at December 31, 2023 due to the highly competitive deposit market in the high interest rate environment. We have also made significant investments in our technology-based products. For example, we have enhanced our suite of deposit related products, including remote deposit capture, commercial cash management, mobile deposits and smart safes in order to accommodate business customers and a new Internet banking platform to create long-lasting retail deposits. We plan to continue to aggressively market our core transaction accounts, emphasizing our high-quality service and competitive pricing of these products while also making further investments in technology so that we can continue to deliver high-quality, innovative products and services to our customers.

Organically grow through loan production offices and through opportunistic bank or branch acquisitions. As a result of our executive management team and increased relationship-based personnel, we expect to grow organically. In 2021, we opened a loan production office in Harrisburg (Dauphin County, Pennsylvania) and in 2024 we opened an Administrative Office in Lancaster (Lancaster County, Pennsylvania). We expect to establish one to two additional loan production offices to support lending teams in our core markets such as Chester and Lancaster Counties, Pennsylvania in future years. We believe opening loan production offices is a more cost-effective method of expansion which can lead to the establishment of branch offices in the future if market conditions warrant. We will seek to expand our presence in Chester, Lancaster, Dauphin, Lebanon and Cumberland Counties, Pennsylvania.

Manage credit risk to maintain a low level of non-performing assets. We believe strong asset quality is a key to our long-term financial success. Our strategy for credit risk management focuses on having an experienced team of credit professionals, well-defined policies and procedures, conservative loan underwriting criteria and active credit monitoring. In 2022, we hired our Chief Risk and Credit Officer, who has over 35 years of industry experience. Our Chief Risk and Credit Officer is working diligently to enhance the processes of our current team with his vast knowledge and experience. Our nonperforming assets to total assets ratio was 0.25% at December 31, 2024, compared to 0.32% at December 31, 2023. At December 31, 2024, the majority of our nonperforming assets were related to commercial real estate loans. We will continue to increase our investment in our credit review function, both in experienced personnel as well as ancillary systems, as necessary, in order to be able to evaluate more complex loans and better manage credit risk, which will also support our intended loan growth.

Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The following represents our critical accounting estimates:

Allowance for credit losses on loans. The allowance for credit losses on loans represents management’s best estimate of expected lifetime credit losses within the Company’s loan portfolio as of the balance sheet date.

The allowance is established through a provision for credit losses and is increased by recoveries of loans previously charged off. Loan losses are charged against the allowance when management’s assessments confirm that the Company will not collect the full amortized cost basis of a loan. The calculation of expected credit losses is determined using cash flow methodology, and includes considerations of historical data, current conditions, and reasonable and supportable economic forecasts that may affect collection of the recorded balances. The Company assesses an allowance to groups of loans which share similar risk characteristics or on an individual basis, as deemed appropriate. Changes in the allowance for credit losses on loans, and as a result, the related provision for credit losses, can materially affect financial results. Although the overall balance is determined based on specific portfolio segments and individually assessed assets, the entire balance is available to absorb credit losses for loans in the portfolio. Management of the Company considers the accounting policy relating to the allowance for credit losses to be a critical accounting estimate given the uncertainty in evaluating the level of the allowance required to cover management’s estimate of all expected credit losses over the expected contractual life of our loan portfolios. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain, including making significant estimates of current credit risks and trends using existing quantitative and qualitative information, and reasonable and supportable forecasts of future economic conditions, which may undergo frequent and material changes. Subsequent evaluations of the then-existing loan portfolios, in light of changes in economic conditions, new information regarding existing loans and other factors, may result in significant changes in the allowance for credit losses in those future periods. For example, changes to the Federal Open Market Committee’s (FOMC) forecasted civilian unemployment rate and year-over-year U.S. GDP growth could have a material impact on the model’s estimation of the allowance for credit losses on loans. An immediate increase of 150 basis points in the FOMC’s projected rate of civilian unemployment and a decrease of 100 basis points in the FOMC’s projected rate of U.S. GDP growth would increase the model’s total calculated allowance for credit losses on loans by $42,000, or 1.0%, assuming all other qualitative adjustments are kept at current levels. While management’s current evaluation of the allowance for credit losses indicates the allowance is appropriate, the allowance may need to be increased under different conditions or assumptions. Additionally, changes in those factors and inputs may not occur at the same rate and inputs may be directionally inconsistent, such that improvements in one factor may offset deterioration in others. The impact of utilizing an expected credit losses approach to estimate the allowance for credit losses can and will be significantly influenced by the composition, characteristics and quality of our loan portfolios, as well as the prevailing economic conditions and forecasts utilized. Material changes to these and other relevant factors may result in greater volatility to the allowance for credit losses, and therefore, greater volatility to our reported earnings.

The Company’s management reviews the adequacy of the allowance for credit losses on loans on at least a quarterly basis. Refer to Note 1 — “Summary of Significant Accounting Policies” in the “Notes to the Consolidated Financial Statements” which appear beginning on page F-6 of this proxy statement/prospectus for additional details concerning the determination of the allowance for credit losses on loans.

Comparison of Balance Sheets at December 31, 2024 and December 31, 2023

Total Assets. Total assets increased $11.6 million, or 2.6%, to $451.3 million at December 31, 2024 from $439.7 million at December 31, 2023, primarily reflecting increases in net loans receivable and cash and cash equivalents, partially offset by a decrease in debt securities available-for-sale.

Cash and cash equivalents increased by $5.4 million, or 16.5%, to $37.8 million at December 31, 2024 from $32.4 million at December 31, 2023 due to management intentionally increasing liquidity during 2024 and investing in less debt securities available-for-sale at December 31, 2024.

Net loans receivable increased $23.4 million, or 7.3%, to $344.8 million at December 31, 2024 from $321.4 million at December 31, 2023 due primarily to increases in commercial real estate loans, commercial and industrial loans and consumer and other loans, partially offset by a decrease in one-to four-family residential real estate loans. Commercial real estate loans increased $20.3 million, or 11.0%, to $205.2 million at December 31,

2024 from $184.9 million at December 31, 2023. One- to four-family residential real estate loans decreased $5.0 million, or 4.6%, to $103.5 million at December 31, 2024 from $108.5 million at December 31, 2023. Commercial and industrial loans increased $4.7 million, or 28.6%, to $21.3 million at December 31, 2024 from $16.6 million at December 31, 2023. Consumer and other loans increased $3.4 million, or 58.6%, to $9.3 million at December 31, 2024 from $5.8 million at December 31, 2023. Construction real estate loans decreased $313,000, or 2.9%, to $10.5 million at December 31, 2024 from $10.8 million at December 31, 2023. The increase in commercial real estate and commercial and industrial loans was primarily due to our strategy to expand our commercial loan portfolio to improve our interest rate risk exposure and increase interest income. The decrease in one- to four-family residential real estate was primarily due to amortization of scheduled payments and loan payoffs.

Management is monitoring the commercial real estate portfolio and concentrations, assessing their associated risks. As part of its risk management process, Presence Bank segments and stress tests its non-owner occupied commercial real estate portfolio. Approximately 83.5% or $126.2 million of this portfolio was subject to stress testing (loans having exposure under $500,000 and construction loans are not subject to stress testing). The commercial real estate portfolio has an average Loan-to-Value ratio of 59.2% and a Debt Service Coverage ratio of 1.41 times, exclusive of any sponsor or guarantor support at December 31, 2024. The commercial real estate portfolio is diverse with respect to both property type as well as location with limited concentrations.

Presence Bank’s hospitality portfolio is an area of market focus. Loan exposure to this segment totaled $25.5 million (seven hotel properties) at December 31, 2024. The average Loan-to-Value ratio was low at 58.5% with a strong Debt Service Coverage ratio of 1.90 times, exclusive of any sponsor or guarantor support at December 31, 2024. Two hotels were newly acquired; therefore, the debt service coverage is based on the projected cash flow. Guarantor support for the hospitality sector is strong and loans are supported by experienced hotel operators.

Debt securities available-for-sale decreased $17.8 million, or 26.2%, to $50.3 million at December 31, 2024 from $68.1 million at December 31, 2023 due to funding loans with securities maturity proceeds. The Company had maturities and calls of securities of $49.5 million combined with $596,000 of principal repayments on mortgage-backed securities, partially offset by purchases of $24.7 million of treasury securities, $4.4 million of corporate bonds and $1.5 million of mortgage-backed securities, an increase in the fair market value of debt securities available-for-sale of $1.2 million and $460,000 in net accretion of discounts and premiums. The remaining weighted average life of our debt securities available for sale portfolio was 1.29 years at December 31, 2024.

Premises and equipment increased by $22,000, or 1.1%, to $2.1 million at December 31, 2024, due to additions of $371,000 primarily on leasehold improvements at our Lancaster administrative office, partially offset by depreciation and amortization of fixed assets of $224,000 and the sale of the Oxford Branch that had a book value of $135,000 at the time of the sale.

Bank owned life insurance increased by $218,000, or 2.6%, to $8.5 million at December 31, 2024 from $8.2 million at December 31, 2023, primarily due to the earnings on the existing policies.

Restricted stock decreased by $465,000, or 18.0%, to $2.1 million at December 31, 2024 from $2.6 million at December 31, 2023 due to the redemption of Federal Home Loan Bank of Pittsburgh stock in conjunction with decreased borrowings from the Federal Home Loan Bank of Pittsburgh during 2024.

Deposits and Borrowings. Total deposits increased $21.2 million, or 6.4%, to $354.2 million at December 31, 2024 from $333.0 million at December 31, 2023. The increase in our deposits reflected a $28.2 million increase in certificates of deposit, and a $5.4 million increase in noninterest-bearing demand accounts, partially offset by a $8.6 million decrease in money market accounts, a $2.3 million decrease in interest-bearing demand accounts and a $1.4 million decrease in savings accounts. The increase in certificates of deposit was due to brokered deposits increasing in 2024 to increase liquidity. Noninterest-bearing demand deposits increased primarily due to increased deposit customers from commercial accounts offering cash management services. The money market, interest-bearing and savings accounts decreased as the result of customers needing their liquidity for business needs and moving funds to higher yielding bank products.

Total borrowings from the Federal Home Loan Bank of Pittsburgh decreased $12.6 million, or 22.9%, to $42.5 million at December 31, 2024 from $55.1 million at December 31, 2023 due to $12.6 million of repayments on maturing and amortizing advances. There were no new Federal Home Loan Bank of Pittsburgh borrowings during 2024.

Stockholders’ Equity. Stockholders’ equity increased $1.7 million, or 3.6%, to $48.7 million at December 31, 2024 from $47.0 million at December 31, 2023. The increase was due to net income of $1.8 million for 2024, a decrease of $942,000 in accumulated other comprehensive loss as a result of an increase in the fair market value of our debt securities available-for-sale during 2024, stock based compensation expense of $553,000 and allocation of $170,000 of Employee Stock Ownership Plan (the “ESOP”) shares, partially offset by a decrease of $1.8 million in additional paid in capital for repurchases of common stock.

Comparison of Operating Results for the Years Ended December 31, 2024 and December 31, 2023

General. Net income decreased $147,000 to $1.8 million for the year ended December 31, 2024 from $1.9 million for the year ended December 31, 2023. The $147,000 year over year decrease in earnings was attributable to a $1.0 million decrease in net interest income and a $394,000 increase in noninterest expense, partially offset by a $669,000 decrease in the provision for credit losses, a $528,000 increase in noninterest income and a $70,000 decrease in income tax expense.

Interest Income. Total interest income increased $3.7 million, or 18.4%, to $23.5 million for the year ended December 31, 2024 from $19.8 million for the year ended December 31, 2023. The increase in interest income resulted from a $41.4 million increase year over year in the average balance of interest-earning assets, primarily in loans, cash and cash equivalents and debt securities available-for-sale, partially offset by a decrease in the average balance of restricted stocks. In addition, interest income increased due to a 35 basis points increase in the average yield on interest-earning assets from 5.02% for 2023 to 5.37% for 2024.

Interest income on loans, including fees, increased $2.5 million, or 14.8%, to $19.5 million for 2024 from $17.0 million for 2023. The increase in interest income on loans resulted from an increase in the average balance of loans of $24.3 million to $342.9 million for 2024 from $318.6 million for 2023. The increase in the average balance of loans was due primarily to an increase in the average balances of commercial real estate loans and commercial and industrial loans reflecting our strategy to grow commercial lending. In addition, the increase in interest income on loans was also due to a 36 basis points increase in the average yield on loans from 5.34% for 2023 to 5.70% for 2024 due to the higher interest rate environment.

Interest and dividend income on securities and restricted stock increased $139,000, or 13.3%, to $1.2 million for 2024 from $1.0 million for 2023. The increase in interest income on debt and equity securities of $108,000, or 12.4%, to $977,000 for 2024 from $869,000 for 2023 was due to a 26 basis points increase in the average yield on debt and equity securities to 2.61% in 2024 from 2.35% in 2023 and an increase in the average balance of debt and equity securities of $344,000, or 0.9%, to $37.4 million in 2024 from $37.0 million in 2023. The average yield on debt and equity securities increased due to investing in higher yielding corporate bonds in 2024. The increase in the average balance of debt and equity securities was due to purchases of corporate bonds in community bank issuers, an additional CRA investment in the mortgage-backed securities portfolio and short-term treasury securities with excess liquidity. Restricted stock income increased $31,000, or 17.6%, to $207,000 for 2024 from $176,000 for 2023 due to a 147 basis points increase in the average yield on restricted stocks to 8.76% for 2024 from 7.29% for 2023, partially offset by a decrease in the average balance of restricted stocks of $48,000, or 2.0%. The increase in average yield on restricted stock was due to the Federal Home Loan Bank dividend being increased in 2024 and the average balance decreased for 2024 due to the decrease in average borrowings.

Interest income on cash and cash equivalents increased $1.0 million, to $2.8 million in 2024, from $1.8 million in 2023. The increase in interest income on cash and cash equivalents was attributable to an increase in the average balance of cash and cash equivalents of $16.8 million, or 44.2%, to $54.7 million in 2024 from $37.9 million in 2023 due to leaving excess liquidity in cash instead of investing in debt and equity securities. In addition, an increase in the average yield on cash and cash equivalents of 38 basis points to 5.06% for 2024 from 4.68% for 2023 was a result of the increase in market interest rates.

Interest Expense. Interest expense increased $4.7 million or 60.6% to $12.4 million for the year ended December 31, 2024 from $7.7 million for the year ended December 31, 2023 as a result of increases in interest expense on deposits, partially offset by the decrease in interest expense on borrowings. The increase in interest expense reflected a 103 basis points increase in the average cost of interest-bearing liabilities from 2.31% for 2023 to 3.34% for 2024 and a $38.9 million increase in the average balance of interest-bearing liabilities to $371.3 million for 2024 from $332.4 million for 2023.

Interest expense on deposits increased $4.7 million, or 79.5%, to $10.6 million for 2024 from $5.9 million for 2023 as a result of a 119 basis point increase in the average cost of interest-bearing deposits and an increase of $40.9 million in the average balance of our interest-bearing deposits. The weighted average rate paid on interest-bearing deposits increased 119 basis points to 3.29% for 2024 from 2.10% for 2023 as a result of the higher interest rate environment and competition for deposits. The average cost of certificates of deposit, traditionally our higher costing deposits, increased to 4.46% for 2024 from 2.99% for 2023 and the average cost of transaction accounts (traditionally our lower costing deposit accounts consisting of demand, savings, and money market accounts) increased by 71 basis points to 2.15% for 2024 from 1.44% for 2023. The increase in the average balance of certificates of deposit which increased by $39.7 million to $159.4 million for 2024 from $119.7 million for 2023 was due to using brokered deposits to increase liquidity. The average balance of interest-bearing transaction accounts increased $1.2 million to $162.9 million for 2024 from $161.6 million for 2023. The increase in the average balance of our transaction accounts primarily reflected management efforts to grow the lower cost deposits.

Interest expense on Federal Home Loan Bank borrowings decreased $22,000, or 1.2%, to $1.8 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The decrease in interest expense on Federal Home Loan Bank borrowings was caused by a decrease of $2.0 million in our average balance of Federal Home Loan Bank borrowings to $49.0 million for 2024 compared to $51.0 million for 2023 as a result of maturing Federal Home Loan Bank borrowings not being replaced in 2024, partially offset by the average cost of these funds increasing 15 basis points from 3.49% in 2023 to 3.64% in 2024 due to the higher interest rate environment for most of 2024.

Net Interest Income. Net interest income decreased $1.0 million, or 8.4%, to $11.1 million for the year ended December 31, 2024 from $12.1 million for the year ended December 31, 2023. The decrease in net interest income from 2023 to 2024 was primarily due to the increase in interest expense on deposits, partially offset by the increases in interest income on loans, cash and cash equivalents and investment securities. Our net interest margin decreased 53 basis points to 2.54% for 2024 from 3.07% for 2023. Our net interest rate spread decreased 68 basis points to 2.03% for 2024 from 2.71% for 2023. Average net interest-earning assets increased by $2.5 million to $66.1 million for 2024 from $63.6 million for 2023.

Provision for Credit Losses. We charge provisions for credit losses to operations in order to maintain our allowance for credit losses on loans and reserve for unfunded commitments at a level that is considered reasonable and necessary to absorb expected credit losses inherent in the loan portfolio and expected losses on commitments to grant loans that are expected to be advanced at the consolidated balance sheet date. In determining the level of the allowance for credit losses, we consider our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for credit losses on a quarterly basis and make provisions for credit losses in order to maintain the allowance.

Based on our evaluation of the above factors and the balance required per our analysis, we recorded a $37,000 reversal of the provision for credit losses for the year ended December 31, 2024 compared to a $632,000 provision for credit losses for the year ended December 31, 2023. The reversal of provision for credit losses was primarily due to lower qualitative factor allocations within the Company’s current expected credit losses methodology and a lower required allowance for unfunded commitments. The allowance for credit losses on loans was $4.4 million, or 1.25%, of loans outstanding at December 31, 2024 and $4.5 million, or 1.38%, of loans outstanding at December 31, 2023.

To the best of our knowledge, we have recorded our best estimate of expected losses in the loan portfolio and for unfunded commitments at December 31, 2024. However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio, could result in material increases in our provision for credit losses. In addition, the Pennsylvania Department of Banking and the FDIC, as an integral part of their examination process, will periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Noninterest Income. Noninterest income information is as follows.

	Years Ended December 31,		Change
	2024	2023	Amount	Percent
	(Dollars in thousands)
Service charges on deposit accounts	$204	176	$28	15.9%
(Loss) gain on equity securities	(8)	11	(19)	(172.7)
Bank owned life insurance income	218	193	25	13
Debit card income	209	220	(11)	(5)
Other service charges	72	104	(32)	(30.8)
Gain (loss) on disposal of premises and equipment	494	(52)	546	1,050.00
Other income	124	133	(9)	(6.8)

Total noninterest income	$1,313	785	$528	67.3%

Noninterest income increased by $528,000, or 67.3%, to $1.3 million for 2024 from $785,000 for 2023. The increase in noninterest income resulted primarily from gains in 2024 versus losses in 2023 resulting from the disposal of premises and equipment. The gain on disposal of premises and equipment was $494,000 in 2024 as a result of the sale of the branch location in Oxford, Pennsylvania for a sales price of $626,000. Coinciding with the sale of the Oxford Branch, Presence Bank relocated to a leased location less than 750 feet away from the previous branch. The loss on disposal of premises and equipment of $52,000 in 2023 was primarily a result of replacing the non-depository ATMs with full functioning ATMs as a continued investment in our infrastructure and technology.

Noninterest Expense. Noninterest expense information is as follows.

	Years Ended December 31,		Change
	2024	2023	Amount	Percent
	(Dollars in thousands)
Salaries and employee benefits	$5,375	$5,210	$165	3.2%
Occupancy and equipment	671	733	(62)	(8.5)
Data and item processing	1,234	1,099	135	12.3
Advertising and marketing	197	202	(5)	(2.5)
Professional fees	853	688	165	24
Directors’ fees	429	429	—	—
FDIC insurance premiums	225	183	42	23
Pennsylvania shares tax	300	294	6	2
Debit card expenses	163	162	1	0.6
Other	750	803	(53)	(6.6)

Total noninterest expenses	$10,197	$9,803	$394	4%

Noninterest expense increased $394,000, or 4.0%, to $10.2 million in 2024 from $9.8 million in 2023. The increase in noninterest expense was primarily the result of increases in salaries and employee benefits expense of $165,000, professional fees of $165,000 and data and item processing expense of $135,000. Salaries and employee benefits expense increased $165,000 primarily due to the hiring of additional staff and annual salary increases. Professional fees increased $165,000 primarily due to legal expenses increasing in 2024. Data and item processing increased $135,000, primarily due to investment in our information technology infrastructure.

Income Tax Expense. Income tax expense decreased $70,000, or 12.8%, to $475,000 for 2024 from $545,000 for 2023 due to the decrease in income before income tax expense. The effective tax rate was 21.1% in 2024 compared to 22.1% in 2023. The decrease in the effective tax rate was attributable to a decrease in nondeductible expenses.

Average Balances and Yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or interest expense.

	For the Years Ended December 31,
	2024			2023
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$342,923	$19,538	5.70%	$318,593	$17,014	5.34%
Debt and equity securities	37,387	977	2.61%	37,043	869	2.35%
Restricted stocks	2,363	207	8.76%	2,411	176	7.29%
Cash and cash equivalents	54,700	2,769	5.06%	37,924	1,773	4.68%

Total interest-earning assets	$437,373	$23,491	5.37%	$395,971	$19,832	5.02%

Noninterest-earning assets	10,154			9,903

Total assets	$447,527			$405,874

	For the Years Ended December 31,
	2024			2023
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)
Interest-bearing liabilities:
Interest-bearing demand deposits	$99,722	$2,049	2.05%	$96,631	$1,314	1.36%
Savings deposits	12,579	32	0.25%	17,056	73	0.43%
Money market deposits	50,557	1,425	2.82%	47,959	942	1.96%
Certificates of deposit	159,435	7,106	4.46%	119,716	3,582	2.99%

Total interest-bearing deposits	322,293	10,612	3.29%	281,362	5,911	2.10%
Borrowings	49,002	1,785	3.64%	51,024	1,807	3.49%

Total interest-bearing liabilities	371,295	12,397	3.34%	332,386	7,718	2.31%

Noninterest-bearing demand deposits	24,150			23,100
Other noninterest-bearing liabilities	4,784			3,701

Total liabilities	400,229			359,187
Stockholders’ equity	47,298			46,687

Total liabilities and stockholders’ equity	$447,527			$405,874

Net interest income		$11,094			$12,114

Net interest rate spread (1)			2.03%			2.71%
Net interest-earning assets (2)	$66,078			$63,585

Net interest margin (3)			2.54%			3.07%
Average interest-earning assets to average interest-bearing liabilities	117.8%		119.13%

(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Years Ended December 31, 2024 vs. 2023
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
	(In thousands)
Interest-earning assets:
Loans	$1,299	$1,225	$2,524
Debt and equity securities	8	100	108
Restricted stocks	-3	34	31
Cash and cash equivalents	784	212	996

Total interest-earning assets	2,088	1,571	3,659

Interest-bearing liabilities:
Interest-bearing demand deposits	42	693	735
Savings deposits	-19	-22	-41
Money market deposits	51	432	483
Certificates of deposit	1,188	2,336	3,524

Total deposits	1,262	3,439	4,701
Borrowings	-71	49	-22

Total interest-bearing liabilities	1,191	3,488	4,679

Change in net interest income	$897	$(1,917)	$(1,020)

Liquidity and Capital Resources

Liquidity Management. Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from sales, maturities and calls of securities. We also have the ability to borrow from the Federal Home Loan Bank of Pittsburgh. At December 31, 2024, we had the ability to borrow approximately $179.5 million from the Federal Home Loan Bank of Pittsburgh, of which $42.5 million had been advanced in addition to $7.0 million held in reserve to secure three letters of credit to collateralize municipal deposits. Additionally, at December 31, 2024, we had the ability to borrow $7.5 million from the Atlantic Community Bankers Bank, $5.0 million from SouthState Bank, N.A. and we also had access to $1.9 million through the Federal Reserve Bank of Philadelphia discount window at December 31, 2024. We did not borrow against the credit lines with the Atlantic Community Bankers Bank, SouthState Bank, N.A. or the Federal Reserve Bank of Philadelphia during the year ended December 31, 2024, except to do our annual testing on the lines. The board of directors is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We seek to maintain a liquidity ratio of 5.0% or greater. For the year ended December 31, 2024, our liquidity ratio averaged 15.1%. We believe that we had enough sources of liquidity to satisfy our short and long-term liquidity needs as of December 31, 2024.

We monitor and adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on cash and cash equivalents and securities; and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in cash and cash equivalents and short-and intermediate-term securities.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and cash equivalents, which include federal funds sold. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2024, cash and cash equivalents totaled $37.8 million. Unpledged debt securities classified as available-for-sale, which provide additional sources of liquidity, totaled $26.7 million at December 31, 2024.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Certificates of deposit due within one year of December 31, 2024, totaled $151.1 million, or 86.9% of our certificates of deposit, and 42.7% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Capital Management. At December 31, 2024, Presence Bank exceeded all regulatory capital requirements to which it was subject and was considered “well capitalized” under regulatory guidelines. See “Regulation and Supervision — Federal Bank Regulation — Capital Requirements” and Note 13 of the Notes to the Financial Statements.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At December 31, 2024, we had outstanding commitments to originate loans of $24.0 million, unused lines of credit totaling $12.4 million and $6.7 million in stand-by letters of credit outstanding. We anticipate that we will have sufficient funds available to meet our current lending commitments. Certificates of deposit that are scheduled to mature in less than one year from December 31, 2024 totaled $151.1 million. Management expects that a substantial portion of the maturing certificates of deposit will be renewed. However, if a substantial portion of these deposits is not retained, we may utilize Federal Home Loan Bank advances or raise interest rates on deposits to attract new deposits, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

Please refer to Note 1 to the Financial Statements for the years ended December 31, 2024 and 2023 beginning on page F-6 for a description of recent accounting pronouncements that may affect our balance sheet and results of operations.

June 30, 2025

Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting estimates discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

In 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

Allowance for credit losses on loans. We establish the allowance for credit losses through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses (“ACL”) at June 30, 2025 represents the Company’s current estimate of the lifetime credit losses expected from its loan portfolio. Management estimates the ACL by projecting a lifetime loss rate conditional on a forecast of economic parameters and other qualitative adjustments, for the loans’ expected remaining term. Management’s judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. In addition, management’s estimate of expected credit losses is based on the cash flows over the remaining life of loans held for investment, and changes in expected prepayment behavior may result in changes in the remaining life of loans and expected credit losses.

The allowance may be affected materially by a variety of qualitative factors that the Company considers to reflect its current judgement of various events and risks that are not measured in our statistical procedures. These qualitative risk factors include: (1) lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices; (2) national, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans; (3) nature and volume of the portfolio and terms of loans; (4) volume and severity of past due, classified and nonaccrual loans as well as loan modifications; (5) existence and effect of any concentrations of credit and changes in the level of such concentrations; (6) effect of external factors, such as competition and legal and regulatory requirements; (7) experience, ability, and depth of lending department management and other relevant staff; (8) quality of loan review and board of directors oversight; (9)The effect of other external factors (i.e. competition, legal and regulatory requirements); (10) the level of estimated credit losses change in the inflationary environment; (11) the level of estimated credit losses change in the interest rate environment. This evaluation is inherently subjective because it requires estimates that are susceptible to significant revision as more information becomes available. In evaluating the level of the allowance, we consider a range of possible assumptions and outcomes related to the various factors identified above. The level of the allowance is particularly sensitive to changes in the actual and forecasted probability of default of benchmarked banks and changes in current conditions or reasonably expected future conditions affecting the collectability of loans.

Management of the Company considers the accounting policy relating to the allowance for credit losses to be a critical accounting estimate given the uncertainty in evaluating the level of the allowance required to cover management’s estimate of all expected credit losses over the expected contractual life of our loan portfolios. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain, including making significant estimates of current credit risks and trends using existing quantitative and qualitative information, and reasonable and supportable forecasts of future economic conditions, which may undergo frequent and material changes. Subsequent evaluations of the then-existing loan portfolios, in light of changes in economic conditions, new information regarding existing loans and other factors, may result in significant changes in the allowance for credit losses in those future periods. For example, changes to the Federal Open Market Committee’s (FOMC) forecasted civilian unemployment rate and year-over-year U.S. GDP growth could have a material impact on the model’s estimation of the allowance for credit losses on loans. An immediate increase of 150 basis points in the FOMC’s projected rate of civilian unemployment and a decrease of 100 basis points in the FOMC’s projected rate of U.S. GDP growth would increase the model’s total calculated allowance for credit losses on loans by $43,000, or 1.0% as of June 30, 2025, assuming all other qualitative adjustments are kept at current levels. While management’s current evaluation of the allowance for credit losses indicates the allowance is appropriate, the allowance may need to be increased under different conditions or assumptions. Additionally, changes in those factors and inputs may not occur at the same rate and inputs may be directionally inconsistent, such that improvements in one factor may offset deterioration in others. The impact of utilizing an expected credit losses approach to estimate the allowance for credit losses can and will be significantly influenced by the composition, characteristics and quality of our loan portfolios, as well as the prevailing economic conditions and forecasts utilized. Material changes to these and other relevant factors may result in greater volatility to the allowance for credit losses, and therefore, greater volatility to our reported earnings.

Although we believe that we use the best information available to establish the allowance for credit losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the FDIC and the PADOB, as an integral part of their examination process, periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings.

Comparison of Financial Condition at June 30, 2025 and December 31, 2024

Total assets. Total assets increased $12.8 million to $464.1 million at June 30, 2025 from $451.3 million at December 31, 2024. The increase in assets was primarily due to increases in cash and cash equivalents and net loans receivable, partially offset by a decrease in debt securities available-for-sale. Growth in total assets was funded by the increase in deposits while growth in loans and cash and cash equivalents were primarily the result of maturities of short-term treasury securities that were not reinvested in additional securities and instead used to enhance commercial loan growth and our cash position. Cash and cash equivalents increased $18.1 million to $55.9 million at June 30, 2025 from $37.8 million at December 31, 2024. Gross loans increased $8.7 million, or 2.5%, to $358.4 million at June 30, 2025 from $349.8 million at December 31, 2024, primarily due to growth in the commercial real estate loan portfolio and one-to four-family residential real estate portfolio. Debt securities available-for-sale decreased $14.7 million to $35.6 million at June 30, 2025 from $50.3 million at December 31, 2024, primarily due to the maturity of short-term treasury securities.

Net loans receivable increased $8.5 million, or 2.5%, to $353.3 million at June 30, 2025 from $344.8 million at December 31, 2024 primarily due to the increase in the commercial real estate loan portfolio and one-to four-family residential real estate portfolio. Commercial real estate loans increased $21.6 million, or 10.5%, to $226.8 million at June 30, 2025 from $205.2 million at December 31, 2024. The increase in commercial real estate loans was primarily due to the continued implementation of our strategy to expand our commercial loan portfolio to enhance revenue. One- to four-family residential loans increased $1.7 million, or 1.7%, to $105.3 million at June 30, 2025 from $103.6 million at December 31, 2024 primarily due to a focus on Community Reinvestment Act loans. Consumer and other loans decreased $6.7 million, or 72.3%, to $2.6 million at June 30, 2025 from $9.3 million at December 31, 2024 primarily due to prepayment of one larger loan in that category and payoff of a revolving line of credit to zero which remains open. Commercial and industrial loans decreased $4.8 million, or 22.6%, to $16.5 million at June 30, 2025 from $21.3 million at December 31, 2024 primarily due to the requested payoff of a large relationship in the portfolio as part of prudent portfolio management.

Construction real estate loans decreased $3.2 million, or 30.5%, to $7.3 million at June 30, 2025 from $10.5 million at December 31, 2024 primarily due to construction completion and conversion to commercial real estate loans. Management is monitoring the commercial real estate portfolio and concentration, assessing its associated risks. As part of its risk management process, Presence Bank segments and stress tests its commercial real estate loan portfolio.

Cash and cash equivalents increased $18.1 million, or 48.0%, to $55.9 million at June 30, 2025 from $37.8 million at December 31, 2024 due to increases in cash and due from banks and fed funds sold. The increase was due to the maturities and paydowns of $21.8 million of debt securities available-for-sale with $6.6 million that were reinvested in debt securities available-for-sale and the remainder utilized for liquidity within cash and cash equivalents or to fund loan growth.

Debt securities available-for-sale decreased $14.7 million, or 29.2%, to $35.6 million at June 30, 2025 from $50.3 million at December 31, 2024 due to the maturity and paydowns of $21.8 million of securities, primarily short term treasury securities and $159,000 of accretion on our debt securities available for sale, partially offset by purchases of $6.6 million of corporate bonds, treasury securities and mortgage backed securities and a $371,000 year to date increase in the fair market value of debt securities available for sale.

Deposits and borrowings. Total deposits increased $9.2 million, or 2.6%, to $363.4 million at June 30, 2025 from $354.2 million at December 31, 2024. The increase in our deposits reflected a $4.0 million increase in interest-bearing demand deposit accounts, a $2.3 million increase in certificates of deposit, a $2.8 million increase in money market deposits and an $879,000 increase in savings deposits, partially offset by a $737,000 decrease in noninterest-bearing demand deposit accounts, due to customers utilizing their deposits or moving deposits to higher yielding deposit products. Demand deposits increased primarily due to management’s continuing focus on increasing the commercial deposit accounts of its customers. The increase in certificates of deposit was due to offering deposit specials to maintain current certificate of deposit customers. Uninsured deposits, excluding public deposits, which are secured with pledged investments and FHLB Letters of Credit, were approximately $39.1 million and $38.1 million, or 10.8% and 11.0% of total deposits at June 30, 2025 and December 31, 2024, respectively.

Total borrowings from the FHLB increased $1.4 million, or 3.3%, to $43.9 million at June 30, 2025 from $42.5 million at December 31, 2024 due to $5.0 million of new advances in the first half of 2025, partially offset by $3.6 million of repayments.

Stockholders’ Equity. Stockholders’ equity increased $1.7 million, or 3.5%, to $50.3 million at June 30, 2025 from $48.7 million at December 31, 2024. The increase was due to net income of $1.1 million and the reduction in accumulated other comprehensive loss of $293,000, stock based compensation expenses of $278,000 and exercise of incentive stock options of $3,000.

Comparison of Operating Results for the Three Months Ended June 30, 2025 and June 30, 2024

General. Net income increased $270,000, or 73.0%, to $640,000 for the three months ended June 30, 2025 from $370,000 for the three months ended June 30, 2024. The $270,000 period over period increase in earnings was attributable to a $327,000 increase in interest and dividend income, a $160,000 decrease in interest expense and a $91,000 increase in noninterest income, partially offset by a $215,000 increase in noninterest expenses, a $70,000 increase in income tax expense and a $23,000 increase in the provision for credit losses.

Interest and dividend income. Total interest and dividend income increased $327,000, or 5.5%, to $6.3 million for the three months ended June 30, 2025 from $5.9 million for the three months ended June 30, 2024. The increase in interest and dividend income was primarily the result of a $15.4 million increase period over period in the average balance of interest-earning assets, driven by a $7.7 million increase in average loan balances, a $5.1 million increase in the average balance of debt and equity securities available for sale and a $2.8 million increase in the average balance of cash and cash equivalents, partially offset by a $333,000 decrease in the average balance of restricted stocks. The increase was also due to a nine basis points increase in the average yield on interest-earning assets. The average yield on average interest-earning assets increased to 5.50% for the three months ended June 30, 2025 from 5.41% for the three months ended June 30, 2024.

Interest income on loans, including fees, increased $382,000, or 7.9%, to $5.2 million for the three months ended June 30, 2025 as compared to $4.9 million for the three months ended June 30, 2024, reflecting a 30 basis points increase in the average yield on loans to 5.97% for the three months ended June 30, 2025 from 5.67% for the three months ended June 30, 2024 and an increase in the average balance of loans to $352.1 million for the three months ended June 30, 2025 from $344.4 million for the three months ended June 30, 2024. The average yield on loans increased as a result of the higher interest rate environment. The increase in the average balance of loans was due primarily to an increase in the average balance of commercial real estate loans reflecting our strategy to grow commercial lending.

Interest income on securities and restricted stocks increased $103,000, or 38.6%, to $370,000 for the three months ended June 30, 2025 from $267,000 for the three months ended June 30, 2024. The increase in interest income on debt and equity securities of $113,000 for the three months ended June 30, 2025 from the three months ended June 30, 2024 was due to a 79 basis points increase in the average yield on debt and equity securities to 3.17% for the three months ended June 30, 2025 from 2.38% for the three months ended June 30, 2024 and an increase in the average balance of debt and equity securities of $5.1 million, or 14.2%, to $41.4 million for the three months ended June 30, 2025 from $36.2 million for the three months ended June 30, 2024. The increases in the average yield and average balance of debt and equity securities were primarily due to the purchase of higher yielding securities during 2024 and year to date 2025. Restricted stock dividends are also included in the interest income on securities. Restricted stock dividends decreased $10,000 for the three months ended June 30, 2025 from the three months ended June 30, 2024 due to a decrease in the average balance of restricted stocks of $333,000, or 13.6%, to $2.1 million for the three months ended June 30, 2025 as compared to $2.5 million for the three months ended June 30, 2024 and due to a 56 basis points decrease in the average yield on restricted stocks to 8.12% for the three months ended June 30, 2025 from 8.68% for the three months ended June 30, 2024. The average balance in restricted stocks decreased due to decreases in average Federal Home Loan Bank borrowings that require a decrease in our ownership of Federal Home Loan Bank stock.

Interest income on cash and cash equivalents decreased $158,000, or 19.6%, to $650,000 for the three months ended June 30, 2025, from $808,000 for the three months ended June 30, 2024. The decrease in interest income on cash and cash equivalents was attributable to a decrease in the average yield on cash and cash equivalents of 132 basis points to 4.30% for the three months ended June 30, 2025 from 5.62% for the three months ended June 30, 2024, as a result of the Federal Reserve rate cuts in the third and fourth quarters of 2024. Offsetting the decrease in interest income on cash and cash equivalents was an increase in the average balance of cash and cash equivalents of $2.8 million, or 4.9%, to $60.6 million for the three months ended June 30, 2025 from $57.8 million for the three months ended June 30, 2024

Interest expense. Interest expense decreased $160,000, or 5.1%, to $3.0 million for the three months ended June 30, 2025 from $3.1 million for the three months ended June 30, 2024 as a result of a decrease in interest expense on borrowings and deposits. The decrease was due to a 27 basis points decrease in the average cost of interest-bearing liabilities from 3.37% for the three months ended June 30, 2024 to 3.10% for the three months ended June 30, 2025, partially offset by an increase in the average balance of interest-bearing liabilities of $10.9 million to $386.7 million for the three months ended June 30, 2025 from $375.8 million for the three months ended June 30, 2024.

Interest expense on deposits decreased $63,000, or 2.4%, to $2.6 million for the three months ended June 30, 2025 as compared to $2.7 million for the three months ended June 30, 2024 as a result of a 26 basis points decrease in the average cost of interest-bearing deposits, partially offset by an increase of $18.1 million in the average balance of our interest-bearing deposits. The decrease in the average cost of deposits was primarily due to a 40 basis points decrease in the average cost of certificates of deposit, to 4.07% for the three months ended June 30, 2025 from 4.47% for the three months ended June 30, 2024 as a result of certificates of deposit repricing at a lower rate. The average cost of transaction accounts decreased 22 basis points to 1.97% for the three months ended June 30, 2025 from 2.19% for the three months ended June 30, 2024. The decrease in rates was due to the Federal Reserve rate cuts in the third and fourth quarters of 2024. The increase in the average balances of deposits was primarily due to an increase of $17.0 million in the average balance of certificates of deposit, traditionally our higher costing deposits, to $177.8 million for the three months ended June 30, 2025 from $160.8 million for the three months ended June 30, 2024. The increase in the average balance of our certificate of deposits was due to promotional specials to increase deposits to fund loan growth. The average balance of our lower costing deposit accounts, consisting of demand, savings, and money market accounts, increased by $1.1 million to $165.4 million for the three months ended June 30, 2025 from $164.3 million for the three months ended June 30, 2024 due to consistent efforts by the sales team to increase these accounts.

Interest expense on Federal Home Loan Bank borrowings decreased $97,000, or 20.9%, to $368,000 for the three months ended June 30, 2025 from $465,000 for the three months ended June 30, 2024. The decrease in interest expense on Federal Home Loan Bank borrowings resulted from a decrease of $7.2 million in the average balance of Federal Home Loan Bank borrowings to $43.5 million for the three months ended June 30, 2025 from $50.7 million for the three months ended June 30, 2024 as a result of maturing Federal Home Loan Bank borrowings that were not replaced. The decrease in the average cost of these funds of 30 basis points to 3.39% for the three months ended June 30, 2025 from 3.69% for the three months ended June 30, 2024 was due to higher cost Federal Home Loan Bank borrowings which matured during 2025 and 2024 being replaced at a lower cost.

Net interest income. Net interest income increased $487,000, or 17.5%, to $3.3 million for the three months ended June 30, 2025 as compared to $2.8 million for the three months ended June 30, 2024. The increase in net interest income for the three months ended June 30, 2025 compared to the three months ended June 30, 2024 was primarily due to the increases in interest income on loans and debt securities available-for-sale and a decrease in interest expense on borrowings and deposits, partially offset by a decrease in interest income on cash and cash equivalents. Average net interest-earning assets increased by $4.4 million to $69.5 million for the three months ended June 30, 2025 from $65.1 million for the three months ended June 30, 2024. Our net interest margin increased 34 basis points to 2.88% for the three months ended June 30, 2025 from 2.54% for the three months ended June 30, 2024. Our net interest rate spread increased 36 basis points to 2.40% for the three months ended June 30, 2025 from 2.04% for the three months ended June 30, 2024.

Provision for credit losses. We charge provisions for credit losses to operations in order to maintain our allowance for credit losses on loans and reserve for unfunded commitments at a level that is considered reasonable and necessary to absorb expected credit losses inherent in the loan portfolio and expected losses on commitments to grant loans that are expected to be advanced at the consolidated balance sheet date. In determining the level of the allowance for credit losses, we consider our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current and forecasted economic conditions, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for credit losses on a quarterly basis and make provisions for credit losses in order to maintain the allowance. Based on our evaluation of the above factors, we recorded a $40,000 provision for credit losses for the three months ended June 30, 2025 compared to $17,000 for the three months ended June 30, 2024. The increase in provision for credit losses was primarily due to a provision of $16,000 for unfunded commitments for the three months ended June 30, 2025 as compared to a recovery of $13,000 for the three months ended June 30, 2024. The allowance for credit losses on loans was $4.5 million, or 1.25%, of loans outstanding at June 30, 2025 and $4.4 million, or 1.25%, of loans outstanding at December 31, 2024.

To the best of our knowledge, we have recorded our best estimate of expected losses in the loan portfolio and for unfunded commitments at June 30, 2025. However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio could result in material increases in our provision for credit losses. In addition, the PADOB and the FDIC, as an integral part of their examination process, will periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Noninterest income. Noninterest income information is as follows.

	Three Months Ended June 30,		Change
	2025	2024	Amount	Percent
	(Dollars in thousands)
Service charges on deposit accounts	$51	$42	$9	21.4%
Gain (loss) on equity securities	3	(4)	7	1.75
Bank owned life insurance income	56	54	2	3.7
Debit card income	55	53	2	3.8
Other service charges	14	20	(6)	(30.0)
Other income	102	25	77	308.0

Total noninterest income	$281	$190	$91	47.9%

Noninterest income increased by $91,000, or 47.9%, to $281,000 for the three months ended June 30, 2025 from $190,000 for the three months ended June 30, 2024. The increase in noninterest income resulted primarily from an increase in other income of $77,000. Other income increased $77,000 primarily due to loan related fee income of $89,000 and $14,000 for the three months ended June 30, 2025 and 2024, respectively, earned for brokering interest rate swap agreements between Presence Bank’s customers and counterparties unrelated to Presence Bank.

Noninterest Expenses. Noninterest expenses information is as follows.

	Three Months Ended June 30,		Change
	2025	2024	Amount	Percent
	(Dollars in thousands)
Salaries and employee benefits	$1,553	$1,326	$227	17.1%
Occupancy and equipment	191	158	33	20.9
Data and item processing	231	300	(69)	(23.0)
Advertising and marketing	39	39	—	—
Professional fees	178	193	(15)	(7.8)
Directors’ fees	106	107	-1	(0.9)
FDIC insurance premiums	46	70	(24)	(34.3)
Pennsylvania shares tax	87	73	14	19.2
Debit card expenses	38	39	(1)	(2.6)
Other	233	182	51	28.0

Total noninterest expenses	$2,702	$2,487	$215	8.6%

Noninterest expenses increased $215,000, or 8.6%, to $2.7 million for the three months ended June 30, 2025 from $2.5 million for the three months ended June 30, 2024. The increase in noninterest expenses was primarily the result of increases in salaries and employee benefits of $227,000, an increase in other expense of $51,000 and an increase in occupancy and equipment expense of $33,000, partially offset by a decrease in data and item processing of $69,000. Salaries and employee benefits increased $227,000 primarily due to the hiring of additional full-time equivalent employees, annual salary increases and additional bonus accruals. Other expenses increased $51,000 primarily as the result of increases in stationery & supplies purchases and dues and subscriptions increases. Occupancy and equipment increased $33,000 primarily as the result of our new administrative office lease. Data and item processing decreased $69,000 primarily as the result of our investment in our information technology infrastructure in 2024.

Income tax expense. Income tax expense increased $70,000, or 68.6%, to $172,000 for the three months ended June 30, 2025 from $102,000 for the three months ended June 30, 2024. The effective tax rates were 21.2% and 21.6% for the three month periods ended June 30, 2025 and 2024, respectively. The increase in income tax expense for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024 was primarily due to an increase in income before income taxes and relatively consistent levels of nondeductible expenses and income not subject to taxes.

Average balances and yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or interest expense.

	For the Three Months Ended June 30,
	2025			2024
	Average Outstanding Balance	Interest	Yield/Rate (4)	Average Balance	Average Outstanding Interest	Average Yield/Rate (4)
	(Dollars in thousands)
Interest-earning assets:
Loans	$352,106	$5,238	5.97%	$344,387	$4,856	5.67%
Debt and equity securities	41,375	327	3.17%	36,238	214	2.38%
Restricted stocks	2,124	43	8.12%	2,457	53	8.68%
Cash and cash equivalents	60,610	650	4.30%	57,782	808	5.62%

Total interest-earning assets	456,215	6,258	5.50%	440,864	5,931	5.41%

Noninterest-earning assets	11,980			10,218

Total assets	$468,195			$451,082

Interest-bearing liabilities:
Interest-bearing demand deposits	$104,358	$468	1.80%	$100,461	527	2.11%
Savings deposits	12,268	7	0.23%	12,654	8	0.25%
Money market deposits	48,757	336	2.76%	51,165	360	2.83%
Certificates of deposit	177,790	1,806	4.07%	160,782	1,785	4.47%

Total interest-bearing deposits	343,173	2,617	3.06%	325,062	2,680	3.32%
Borrowings	43,539	368	3.39%	50,715	465	3.69%

Total interest-bearing liabilities	386,712	2,985	3.10%	375,777	3,145	3.37%

Noninterest-bearing demand deposits	25,542			23,925
Other noninterest-bearing liabilities	5,819			4,527

Total liabilities	418,073			404,229
Stockholders’ equity	50,122			46,853

Total liabilities and stockholders’ equity	$468,195			$451,082

	For the Three Months Ended June 30,
	2025			2024
	Average Outstanding Balance	Interest	Yield/Rate (4)	Average Balance	Average Outstanding Interest	Average Yield/Rate (4)
	(Dollars in thousands)
Net interest income		$3,273			$2,786

Net interest rate spread (1)			2.40%			2.04%
Net interest-earning assets (2)	$69,503			$65,087

Net interest margin (3)			2.88%			2.54%
Average interest-earning assets to interest-bearing liabilities	117.97%			117.32%

(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.
(4)	Annualized.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total increase (decrease) column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Three Months Ended June 30, 2025 vs. 2024
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
	(In thousands)
Interest-earning assets:
Loans	$109	$273	$382
Debt and equity securities	30	83	113
Restricted stocks	(7)	(3)	(10)
Cash and cash equivalents	40	-198	(158)

Total interest-earning assets	172	155	327

Interest-bearing liabilities:
Interest-bearing demand deposits	20	(79)	(59)
Savings deposits	—	(1)	(1)
Money market deposits	(17)	(7)	(24)
Certificates of deposit	189	(168)	21

Total deposits	192	(255)	(63)
Borrowings	(66)	(31)	(97)

Total interest-bearing liabilities	126	(286)	(160)

Change in net interest income	$46	$441	$487

Comparison of Operating Results for the Six Months Ended June 30, 2025 and June 30, 2024

General. Net income increased $426,000, or 62.0%, to $1.1 million for the six months ended June 30, 2025 from $687,000 for the six months ended June 30, 2024. The $426,000 period over period increase in earnings was attributable to a $680,000 increase in interest and dividend income, a $245,000 decrease in interest expense and a $158,000 increase in noninterest income, partially offset by a $378,000 increase in noninterest expenses, an $168,000 increase in the provision for credit losses and an $111,000 increase in income tax expense.

Interest and dividend income. Total interest and dividend income increased $680,000, or 5.9%, to $12.2 million for the six months ended June 30, 2025 from $11.5 million for the six months ended June 30, 2024. The increase in interest and dividend income was primarily due to a 21 basis points increase in the average yield on interest-earning assets. The average yield on average interest-earning assets increased to 5.52% for the six months ended June 30, 2025 from 5.31% for the six months ended June 30, 2024. The increase was also the result of a $11.5 million increase period over period in the average balance of interest-earning assets, driven by an $13.1 million increase in average loan balance and a $3.7 million increase in the average balance of debt and equity securities available for sale, partially offset by a $7.5 million decrease in the average balance of cash and cash equivalents and a $389,000 decrease in the average balance of restricted stocks.

Interest income on loans, including fees, increased $997,000, or 10.6%, to $10.4 million for the six months ended June 30, 2025 as compared to $9.4 million for the six months ended June 30, 2024, reflecting a 38 basis points increase in the average yield on loans to 5.98% for the six months ended June 30, 2025 from 5.60% for the six months ended June 30, 2024 and an increase in the average balance of loans to $350.8 million for the six months ended June 30, 2025 from $337.7 million for the six months ended June 30, 2024. The average yield on loans increased as a result of the higher interest rate environment. The increase in the average balance of loans was due primarily to an increase in the average balance of commercial real estate loans reflecting our strategy to grow commercial lending.

Interest income on securities and restricted stocks increased $130,000, or 22.5%, to $708,000 for the six months ended June 30, 2025 from $578,000 for the six months ended June 30, 2024. The increase in interest income on debt and equity securities of $148,000 for the six months ended June 30, 2025 from the six months ended June 30, 2024 was due to a 50 basis points increase in the average yield on debt and equity securities to 3.02% for the six months ended June 30, 2025 from 2.52% for the six months ended June 30, 2024 and an increase in the average balance of debt and equity securities of $3.7 million, or 9.8%, to $41.4 million for the six months ended June 30, 2025 from $37.7 million for the six months ended June 30, 2024. The increases in the average yield and average balance of debt and equity securities were primarily due to the purchase of higher yielding securities during 2024 and year to date 2025. Restricted stock dividends are also included in the interest income on securities. Restricted stock dividends decreased $18,000 for the six months ended June 30, 2025 from the six months ended June 30, 2024 due to a decrease in the average balance of restricted stocks of $389,000, or 15.6%, to $2.1 million for the six months ended June 30, 2025 as compared to $2.5 million for the six months ended June 30, 2024 and due to a 13 basis points decrease in the average yield on restricted stocks to 8.35% for the six months ended June 30, 2025 from 8.48% for the six months ended June 30, 2024. The average balance in restricted stocks decreased due to decreases in the average Federal Home Loan Bank borrowings that require a decrease in our ownership of Federal Home Loan Bank stock.

Interest income on cash and cash equivalents decreased $447,000, or 28.7%, to $1.1 million for the six months ended June 30, 2025, from $1.6 million for the six months ended June 30, 2024. The decrease in interest income on cash and cash equivalents was attributable to a decrease in the average yield on cash and cash equivalents of 96 basis points to 4.32% for the six months ended June 30, 2025 from 5.28% for the six months ended June 30, 2024, as a result of the Federal Reserve rate cuts in the third and fourth quarters of 2024. It is also due to a decrease in the average balance of cash and cash equivalents of $7.5 million, or 12.6%, to $52.0 million for the six months ended June 30, 2025 from $59.5 million for the six months ended June 30, 2024.

Interest expense. Interest expense decreased $245,000, or 4.0%, to $5.9 million for the six months ended June 30, 2025 from $6.1 million for the six months ended June 30, 2024 as a result of a decrease in interest expense on borrowings and deposits. The decrease was due to a 16 basis points decrease in the average cost of interest-bearing liabilities from 3.30% for the six months ended June 30, 2024 to 3.14% for the six months ended June 30, 2025, partially offset by an increase in the average balance of interest-bearing liabilities of $4.4 million to $377.5 million for the six months ended June 30, 2025 from $373.1 million for the six months ended June 30, 2024.

Interest expense on deposits decreased $17,000, or 0.3%, to $5.1 million for the six months ended June 30, 2025 as compared to $5.2 million for the six months ended June 30, 2024 as a result of a 12 basis points decrease in the average cost of interest-bearing deposits, partially offset by an increase of $13.1 million in the average balance of our interest-bearing deposits. The decrease in the average cost of deposits was primarily due to an 18 basis points decrease in the average cost of certificates of deposit, to 4.18% for the six months ended June 30, 2025 from 4.36% for the six months ended June 30, 2024 as a result of certificates of deposit repricing at a lower rate. The average cost of transaction accounts decreased 20 basis points to 1.96% for the six months ended June 30, 2025 from 2.16% for the six months ended June 30, 2024. The decrease in rates was due to the Federal Reserve rate cuts in the third and fourth quarters of 2024. The increase in the average balances of deposits was primarily due to an increase of $15.9 million in the average balance of certificates of deposit, traditionally our higher costing deposits, to $172.9 million for the six months ended June 30, 2025 from $157.0 million for the six months ended June 30, 2024. The increase in the average balance of our certificate of deposits was due to promotional specials to increase deposits to fund loan growth and the use of brokered deposits to fund loan growth when necessary. The average balance of our lower costing deposit accounts, consisting of demand, savings, and money market accounts, decreased by $2.8 million to $161.4 million for the six months ended June 30, 2025 from $164.2 million for the six months ended June 30, 2024.

Interest expense on Federal Home Loan Bank borrowings decreased $228,000, or 23.7%, to $733,000 for the six months ended June 30, 2025 from $961,000 for the six months ended June 30, 2024. The decrease in interest expense on Federal Home Loan Bank borrowings resulted from a decrease of $8.7 million in the average balance of Federal Home Loan Bank borrowings to $43.2 million for the six months ended June 30, 2025 from $51.9 million for the six months ended June 30, 2024 as a result of maturing Federal Home Loan Bank borrowings that were not replaced. The decrease in the average cost of these funds of 30 basis points to 3.42% for the six months ended June 30, 2025 from 3.72% for the six months ended June 30, 2024 was due to higher cost Federal Home Loan Bank borrowings which matured during 2025 and 2024 being replaced at a lower cost.

Net interest income. Net interest income increased $925,000, or 17.1%, to $6.3 million for the six months ended June 30, 2025 as compared to $5.4 million for the six months ended June 30, 2024. The increase in net interest income for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 was primarily due to the increases in interest income on loans and debt securities available-for-sale and a decrease in interest expense on borrowings and deposits, partially offset by a decrease in interest income on cash and cash equivalents. Average net interest-earning assets increased by $4.6 million to $68.8 million for the six months ended June 30, 2025 from $64.3 million for the six months ended June 30, 2024. Our net interest margin increased 38 basis points to 2.87% for the six months ended June 30, 2025 from 2.49% for the six months ended June 30, 2024. Our net interest rate spread increased 37 basis points to 2.38% for the six months ended June 30, 2025 from 2.01% for the six months ended June 30, 2024.

Provision for credit losses. We charge provisions for credit losses to operations in order to maintain our allowance for credit losses on loans and reserve for unfunded commitments at a level that is considered reasonable and necessary to absorb expected credit losses inherent in the loan portfolio and expected losses on commitments to grant loans that are expected to be advanced at the consolidated balance sheet date. In determining the level of the allowance for credit losses, we consider our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current and forecasted economic conditions, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for credit losses on a quarterly basis and make provisions for credit losses in order to maintain the allowance.

Based on our evaluation of the above factors, we recorded a $101,000 provision for credit losses for the six months ended June 30, 2025 compared to a reversal of provision for credit losses of $67,000 for the six months ended June 30, 2024. The increase in provision for credit losses was primarily due to a provision for loans of $90,000 for the six months ended June 30, 2025 as compared to a recovery for loans of $14,000 for the six months ended June 30, 2024. It is also due to a provision of $11,000 for unfunded commitments for the six months ended June 30, 2025 as compared to a recovery of $53,000 for the six months ended June 30, 2024. The allowance for credit losses on loans was $4.5 million, or 1.25%, of loans outstanding at June 30, 2025 and $4.4 million, or 1.25%, of loans outstanding at December 31, 2024.

To the best of our knowledge, we have recorded our best estimate of expected losses in the loan portfolio and for unfunded commitments at June 30, 2025. However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio could result in material increases in our provision for credit losses. In addition, the PADOB and the FDIC, as an integral part of their examination process, will periodically review our allowance for credit losses, and as a result of such reviews, we may have to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Noninterest income. Noninterest income information is as follows.

	Six Months Ended June 30,		Change
	2025	2024	Amount	Percent
	(Dollars in thousands)
Service charges on deposit accounts	$99	$87	$12	13.8%
Gain (loss) on equity securities	15	(12)	27	225
Bank owned life insurance income	112	107	5	4.7
Debit card income	107	103	4	3.9
Other service charges	25	37	(12)	(32.4)
Other income	177	55	122	221.8

Total noninterest income	$535	$377	$158	41.9%

Noninterest income increased by $158,000, or 41.9%, to $535,000 for the six months ended June 30, 2025 from $377,000 for the six months ended June 30, 2024. The increase in noninterest income resulted primarily from increases in other income of $122,000 and gain (loss) on equity securities of $27,000. Other income increased $122,000 primarily due to loan related fee income of $128,000 and $24,000 for the six months ended June 30, 2025 and 2024, respectively, earned for brokering interest rate swap agreements between Presence Bank’s customers and counterparties unrelated to Presence Bank. The gain (loss) on equity securities increased $27,000 due to $15,000 of gain for the six months ended June 30, 2025, compared to $12,000 of loss for the six months ended June 30, 2024.

Noninterest expenses. Noninterest expenses information is as follows.

	Six Months Ended June 30,		Change
	2025	2024	Amount	Percent
	(Dollars in thousands)
Salaries and employee benefits	$3,023	$2,682	341	12.7%
Occupancy and equipment	417	333	84	25.2
Data and item processing	458	580	(122)	(21.0)
Advertising and marketing	72	90	(18)	(20.0)
Professional fees	382	358	24	6.7
Directors’ fees	213	214	(1)	(0.5)
FDIC insurance premiums	94	119	(25)	(21.0)
Pennsylvania shares tax	175	152	23	15.1
Debit card expenses	73	80	(7)	(8.8)
Other	456	377	79	21

Total noninterest expenses	$5,363	$4,985	378	7.6%

Noninterest expenses increased $378,000, or 7.6%, to $5.4 million for the six months ended June 30, 2025 from $5.0 million for the six months ended June 30, 2024. The increase in noninterest expenses was primarily the result of increases in salaries and employee benefits of $341,000, an increase in occupancy and equipment expense of $84,000 and an increase in other expenses of $79,000, partially offset by a decrease in data and item processing of $122,000. Salaries and employee benefits increased $341,000 primarily due to the hiring of additional full-time equivalent employees, annual salary increases and additional bonus accrual. Occupancy and equipment increased $84,000 primarily as the result of our new administrative office lease. Other expenses increased $79,000 primarily as the result of increases in stationery & supplies purchases and dues and subscriptions increases. Data and item processing decreased $122,000 primarily as the result of our investment in our information technology infrastructure in 2024.

Income tax expense. Income tax expense increased $111,000, or 58.4%, to $301,000 for the six months ended June 30, 2025 from $190,000 for the six months ended June 30, 2024. The effective tax rates were 21.3% and 21.7% for the six month periods ended June 30, 2025 and 2024, respectively. The increase in income tax expense for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 was primarily due to an increase in income before income taxes and relatively consistent levels of nondeductible expenses and income not subject to taxes.

Average balances and yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or interest expense.

	For the Six Months Ended June 30,
	2025			2024
	Average Outstanding Balance	Interest	Average Yield/ Rate (4)	Average Outstanding Balance	Interest	Average Yield/ Rate (4)
	(Dollars in thousands)
Interest-earning assets:
Loans	$350,847	$10,404	5.98%	337,728	9,407	5.60%
Debt and equity securities	41,415	621	3.02%	37,731	473	2.52%
Restricted stocks	2,101	87	8.35%	2,490	105	8.48%
Cash and cash equivalents	51,958	1,113	4.32%	59,450	1,560	5.28%

Total interest-earning assets	446,321	12,225	5.52%	437,399	11,545	5.31%

Noninterest-earning assets	11,821			10,095

Total assets	$458,142			447,494

Interest-bearing liabilities:
Interest-bearing demand deposits	102,155	918	1.81%	100,882	1,050	2.09%
Savings deposits	12,219	13	0.21%	13,005	17	0.26%
Money market deposits	47,012	638	2.74%	50,304	696	2.78%
Certificates of deposit	172,859	3,580	4.18%	156,987	3,403	4.36%

Total interest-bearing deposits	334,245	5,149	3.11%	321,178	5,166	3.23%
Borrowings	43,228	733	3.42%	51,934	961	3.72%

Total interest-bearing liabilities	377,473	5,882	3.14%	373,112	6,127	3.30%

Noninterest-bearing demand deposits	25,187			22,977
Other noninterest-bearing liabilities	5,757			4,456

Total liabilities	408,417			400,545
Stockholders’ equity	49,725			46,949

Total liabilities and stockholders’ equity	$458,142			447,494

Net interest income		$6,343			5,418
Net interest rate spread (1)			2.38%			2.01%
Net interest-earning assets (2)	$68,848			64,287
Net interest margin (3)			2.87%			2.49%
Average interest-earning assets to average interest-bearing liabilities	118.24%			117.23

(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.
(4)	Annualized.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total increase (decrease) column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Six Months Ended
	June 30, 2025 vs. 2024
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
	(In thousands)
Interest-earning assets:
Loans	$364	$633	$997
Debt and equity securities	46	102	148
Restricted stocks	(16)	(2)	(18)
Cash and cash equivalents	(196)	(251)	(447)

Total interest-earning assets	198	482	680

Interest-bearing liabilities:
Interest-bearing demand deposits	13	(145)	(132)
Savings deposits	(1)	(3)	(4)
Money market deposits	(45)	(13)	(58)
Certificates of deposit	343	(166)	177

Total deposits	310	(327)	(17)
Borrowings	(161)	(67)	(228)

Total interest-bearing liabilities	149	(394)	(245)

Change in net interest income	$49	$876	$925

Non-Performing Assets and Allowance for Credit Losses

Non-performing loans. Non-performing loans are reviewed on a weekly basis by management and again by our credit committee on a monthly basis. Nonaccrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on nonaccrual status unless the loan is well secured and in the process of collection. When loans are placed on nonaccrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

Real estate owned. When we acquire real estate as a result of foreclosure, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for credit losses. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell. We had no real estate owned at June 30, 2025 or as of December 31, 2024.

Non-Performing Assets. The following table sets forth information regarding our non-performing assets.

	June 30, 2025	December 31, 2024
	(Dollars in thousands)
Nonaccrual loans:
Real estate:
One- to four-family residential	$87	$99
Commercial	816	864
Construction	—	—
Commercial and industrial	—	159
Consumer and other	—	—

Total nonaccrual loans	903	1,122

Accruing loans past due 90 days or more
Real estate:
One- to four-family residential	—	—
Commercial	—	—
Construction	—	—
Commercial and industrial	—	—
Consumer and other	—	—

Total accruing loans past due 90 days or more	—	—

Total non-performing loans	$903	$1,122

Foreclosed assets	—	—

Total non-performing assets	$903	$1,122

Total non-performing loans to total loans	0.25%	0.32%
Total nonaccrual loans to total loans	0.25%	0.32%
Total non-performing assets to total assets	0.19%	0.25%

Non-performing loans were $903,000, or 0.25% of total loans, at June 30, 2025 and $1.1 million, or 0.32% of total loans, at December 31, 2024. During the three and six months ended June 30, 2025, the payments and payoffs on nonaccrual loans resulted in the decrease in overall nonaccrual loans.

Allowance for credit losses on loans. The following table sets forth activity in our allowance for credit losses on loans for the periods indicated.

	At or For the Three Months Ended June 30,		At or For the Six Months Ended June 30,
	2025	2024	2025	2024
	(Dollars in thousands)		(Dollars in thousands)
Allowance for credit losses at beginning of year	$4,447	$4,465	$4,356	$4,511
Provision for credit losses — on loans	24	30	90	-14
Charge-offs:
Real estate:
One- to four-family residential	—	—	—	—
Commercial	—	—	—	—
Construction	—	—	—	—
Commercial and industrial	—	—	—	—
Consumer and other	—	—	—	-6

Total charge-offs	—	—	—	-6

Recoveries:
Real estate:
One- to four-family residential	—	—	—	—
Commercial	14	—	28	—
Construction	—	—	—	—
Commercial and industrial	9	1	18	3
Consumer and other	4	4	6	6

Total recoveries	27	5	52	9

Net charge-offs (recoveries)	27	5	52	3

Allowance for credit losses at end of the period	$4,498	$4,500	$4,498	$4,500

Allowance to nonaccrual loans	498.12	353.77%	498.12	353.77
Allowance to total loans outstanding at the end of the period	1.25	1.3%	1.25	1.3
Net charge-offs to average loans outstanding during the period (annualized)	—	—%	—	—

The provision for credit losses – on loans decreased $6,000, or 20.0%, to $24,000 for the three months ended June 30, 2025 from $30,000 for the three months ended June 30, 2024. The provision for credit losses – on loans increased $104,000, or 742.9%, to $90,000 for the six months ended June 30, 2025 from a reversal of provision of $14,000 for the six months ended June 30, 2024. The change in the provision for credit losses on loans was primarily due to changes in the mix of loans and growth during the periods. There were no loan charge-offs during the three or six months ended June 30, 2025. There were no charge-offs during the three months ended June 30, 2024 and $6,000 of charge-offs during the six months ended June 30, 2024. Delinquencies remain benign, reserve levels are deemed to be adequate and the allowance coverage ratio has remained strong at June 30, 2025. The allowance to total loans outstanding was 1.25% at June 30, 2025, consistent with 1.25% at December 31, 2024.

Liquidity and Capital Resources

Liquidity management. Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from sales, maturities and calls of securities. We also have the ability to borrow from the Federal Home Loan Bank of Pittsburgh. At June 30, 2025, we had the ability to borrow approximately $185.2 million from the Federal Home Loan Bank of Pittsburgh, of which $43.9 million had been advanced in addition to $11.8 million held in reserve to secure three letters of credit to collateralize municipal deposits. Additionally, at June 30, 2025, we had the ability to borrow $7.5 million from the Atlantic Community Bankers Bank, $5.0 million from SouthState Bank, N.A. and we also maintained a line of credit of $2.0 million with the Federal Reserve Bank of Philadelphia. We did not borrow against the credit line with the Atlantic Community Bankers Bank, SouthState Bank, N.A., or the Federal Reserve Bank of Philadelphia during the six months ended June 30, 2025.

The board of directors is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We seek to maintain a liquidity ratio of 5.0% or greater. For the six months ended June 30, 2025 and 2024, our liquidity ratio averaged 14.8% and 16.7%, respectively. We believe that we had enough sources of liquidity to satisfy our short and long-term liquidity needs as of June 30, 2025.

We monitor and adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on cash and cash equivalents and securities; and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in cash and cash equivalents and short-and intermediate-term securities.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and cash equivalents, which include federal funds sold. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At June 30, 2025, cash and cash equivalents totaled $55.9 million. Unpledged debt securities classified as available-for-sale, which provide additional sources of liquidity, totaled $12.4 million at June 30, 2025.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Certificates of deposit due within one year of June 30, 2025, totaled $95.9 million, or 54.5% of our certificates of deposit, and 26.4% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Capital management. At June 30, 2025, Presence Bank exceeded all regulatory capital requirements and was considered “well capitalized” under regulatory guidelines. See Note 10 of the Notes to the Financial Statements for more information regarding our capital resources.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At June 30, 2025, we had outstanding commitments to originate loans of $25.3 million, unused lines of credit totaling $13.0 million and $7.6 million in stand-by letters of credit outstanding. We anticipate that we will have sufficient funds available to meet our current lending commitments. Certificates of deposit that are scheduled to mature in less than one year from June 30, 2025 totaled $95.9 million. Management expects that a substantial portion of the maturing certificates of deposit will be renewed. However, if a substantial portion of these deposits is not retained, we may utilize Federal Home Loan Bank advances or raise interest rates on deposits to attract new deposits, which may result in higher levels of interest expense.

Contractual obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for equipment, agreements with respect to borrowed funds and deposit liabilities.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. Higher inflation and its impacts, nationally or in the markets that the Company serves could adversely affect, among other things, real estate valuations, unemployment levels, the ability of businesses to remain viable, and consumer and business confidence, which could lead to decreases in demand for loans and deposits and increases in loan delinquencies and defaults.

For the three months ended June 30, 2025, we reported net income of $640,000 compared to net income of $370,000 for the three months ended June 30, 2024. The period over period increase in earnings of $270,000 was attributable to increases in net interest income and noninterest income, partially offset by increases in noninterest expense, provision for credit losses and income tax expense.

For the six months ended June 30, 2025, we reported net income of $1.1 million compared to net income of $687,000 for the six months ended June 30, 2024. The period over period increase in earnings of $426,000 was attributable to increases in net interest income and noninterest income, partially offset by increases in noninterest expense, provision for credit losses and income tax expense.

PROPOSAL NO. 1 – APPROVAL OF THE MERGER AND THE MERGER AGREEMENT

PB Bankshares is asking its shareholders to approve the merger agreement and the merger. PB Bankshares stockholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

The PB Bankshares board of directors unanimously recommends that PB Bankshares shareholders vote “FOR” the approval of the merger agreement.

THE MERGER AND THE MERGER AGREEMENT

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully and fully this entire proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

General

The merger agreement provides for the merger of PB Bankshares with and into Norwood, with Norwood as the surviving entity. Immediately following the merger, Presence Bank will merge with and into Wayne Bank, with Wayne Bank as the surviving entity.

Background of the Merger

Presence Bank a community-oriented bank offering a variety of financial products and services to meet the needs of its customers. As part of its ongoing consideration of the long-term prospects and strategies of PB Bankshares and Presence Bank, their boards have regularly considered various strategic alternatives, including opportunities for organic growth and potential acquisitions and merger transactions. They have considered strategic options potentially available to PB Bankshares and Presence Bank, with the goal of enhancing and focusing on value for their shareholders, as well as Presence Bank’s interest in serving its customers and community, and providing for its employees.

The PB Bankshares board believes that PB Bankshares needs to continue to grow to reach the scale necessary to operate efficiently and absorb increased costs of operating PB Bankshares in order to become more profitable. Like many community banks, Presence Bank has incurred increasing costs in complying with new banking laws, regulations and policies, in addition to changes in technology that affect the way customers conduct banking business, as well as the difficulty of operating in a sustained low interest rate environment. A future economic downturn would make PB Bankshares’s continued growth more difficult to achieve.

The PB Bankshares board of directors has regularly reviewed and discussed Presence Bank’s strategy, performance and prospects in the context of the national and local economic environment, developments in the regulation of financial institutions and the competitive landscape. During the course of developing its strategic plan, the PB Bankshares board of directors and senior management team regularly consider various strategies for creating additional shareholder value, including, but not limited to, growth through the expansion of its customer base in existing markets, growth through acquisitions of banks or business lines in existing or other markets and growth through sale to another financial institution with similar cultural values to PB Bankshares’ employees, customers and community.

Janak M. Amin, the President and Chief Executive Officer of PB Bankshares and Presence Bank, has had, from time to time, informal discussions with representatives of other financial institutions exploring topics of mutual interest to the banking industry. Many of those representatives are long-time colleagues of Mr. Amin, acquired over the course of his long career in banking. Some of those meetings did, at times, include informal discussions about bank mergers and acquisitions in general as well as touching on possibilities of each representative’s organization.

Stephens, PB Bankshares financial advisor, has made presentations to the board on several occasions since 2023, including a presentation in June 2024, which provided a strategic assessment of PB Bankshares. At that meeting, Stephens discussed with the board, among other things, the difficulty PB Bankshares might face in growing organically and through acquisition, with PB Bankshares’ ability to be an acquirer of identified potential candidates being negatively affected by its capital and lack of a premium valuation in its stock. Stephens and the board also discussed the potential that a sale transaction might enhance product delivery to PB Bankshares’ current customer base, provider greater capital to continue the growth of the Presence Bank market and create a potential acceleration in earnings per share, stock price and trading liquidity.

In the third quarter of 2024, Mr. Amin met with a long-time colleague representing a financial institution that we will refer to as Institution A. At that meeting, Mr. Amin and Institution A’s representative discussed the potential that a transaction between PB Bankshares and Institution A might be beneficial to both organizations. The parties proceeded to enter into a non-disclosure agreement and in October, 2024, executed a letter of intent with a purchase price of approximately 1.1x tangible book value of PB Bankshares’ tangible book value at that point in time, or $18.69 per share. However, after both parties had engaged in substantial due diligence, it became apparent that the parties were not aligned enough on social and governance issues, and the transaction with Institution A was terminated in November 2024.

Mr. Amin and James O. Donnelly, President and Chief Executive Officer of Norwood, had become acquainted as a result of their common service on the Philadelphia Federal Reserve Board Committee and through various Pennsylvania Bankers Association meeting events and had gotten to know one another better through various social engagements.

In January 2025, Stephens prepared a presentation for the PB Bankshares board that provided an overview of the current banking landscape and potential transaction partners for PB Bankshares, both as a potential acquirer and as a potential target. At that meeting, Norwood was identified as an institution that, if PB Bankshares were to sell, would likely be able to pay a premium purchase price consistent with the premium PB Bankshares board felt was necessary. As a result, in late February, 2025, Mr. Amin arranged a meeting with Mr. Donnelly. At the meeting, the two executives discussed the potential of Norwood acquiring PB Bankshares. During the conversation, the gentlemen discussed, in depth, their institutions’ cultural values, business models and strategies, as well as the management capabilities of the Presence Bank team. At the meeting, Mr. Amin conveyed the PB Bankshares’ board’s determination that PB Bankshares would not be interested in exploring such a transaction if Norwood did not suggest a purchase price of at least book value. They also discussed whether Mr. Amin would remain with the combined organization and the possibility that he could serve as the Chief Operations Officer of the combined institution. Mr. Donnelly suggested at the meeting that Norwood would agree to honor all PB Bankshares change in control agreements if Norwood were to make an offer. Mr. Amin suggested that PB Bankshares would be looking for four of its board members to be offered seats on the combined institutions’ board, while Mr. Donnelly indicated that likely would not be possible, but that Norwood may be able to offer up to two board seats.

On March 7, 2025, PB Bankshares and Norwood executed a confidentiality agreement in anticipation of sharing more detailed information.

On March 14th, 2025, Mr. Donnelly and Mr. Amin discussed on a phone call whether both institutions had an interest moving forward to explore a potential acquisition of PB Bankshares by Norwood, and both executives indicated that such a transaction would be worthwhile to explore, and they each agree to consult with their boards.

On March 20, 2025 Mr. Donnelly, Dr. Andrew A. Forte (Vice Chair), Alexandra Nolan and Jeffery Gifford (Norwood Financial Executive Committee of the board) met with Janak M. Amin, Joseph Carroll (Chairman of PB Bankshares and Presence Bank board), Spencer Andress (Vice Chairman) and Larry Constable (executive committee members of PB Bankshares) met in Stroudsburg, Pennsylvania to discuss each organizations’ business objectives, culture, values, employee considerations and the merits of a merger.

At a PB Bankshares board meeting on March 26, 2025, Stephens presented a group of similar organizations that could be potential merger partners that would have the capacity to pay a premium for shares of PB Bankshares common stock. The board of directors of PB Bankshares then considered the prospects of Presence Bank’s organic growth, noting the CRE concentration limits and the need to raise capital to continue its balance sheet growth. Barley Snyder, PB Bankshares’ legal counsel, reviewed with the board of directors the fiduciary duties of directors under Maryland law, including the fiduciary duty of directors in the context of a change in control. Following thorough discussion and deliberation, and after all questions posed by the directors had been answered by management, Stephens and Barley Snyder, the PB Bankshares board unanimously agreed that it was in the best interest of PB Bankshares’ shareholders and other constituents for PB Bankshares to explore a potential business combination with Norwood. The board of directors of PB Bankshares directed Mr. Amin to negotiate an indication of interest with Norwood.

Norwood provided a nonbinding indication of its interest in acquiring PB Bankshares to Mr. Amin on April 1, 2025. That indication of interest proposed a merger of PB Bankshares with Norwood, with Norwood surviving, followed by the merger of Wayne Bank and Presence Bank, with Wayne Bank surviving. The April 1 indication of interest proposed that, in the merger, each share of PB Bankshares be exchanged for either (i) Norwood common stock, at a fixed exchange ratio of .7797 shares of Norwood common stock for each share of PB Bankshares common stock or (ii) $19.50 cash (subject to the requirement that 80% of PB Bankshares’ shares would be converted into Norwood stock) and that stock options would be cashed out based on the cash consideration to be paid in the merger. The April 1 indication of interest also proposed a termination fee of 4.5% of the transaction value if PB Bankshares terminated the merger to pursue a transaction with another party and that PB Bankshares would negotiate exclusively with Norwood for a period of 90 days.

The April 1 indication of interest provided that Norwood would commit to honoring all change in control provisions of PB Bankshares’ benefit plans as well as all existing change in control agreements (subject to the limits imposed by Section 280G of the Internal Revenue Code of 1986) and to paying severance to employees terminated up to one year after consummation of the merger, unless they are terminated for cause. The April 1 indication of interest also provided that Norwood would enter into an employment agreement with Mr. Amin and Douglas L. Byers as well as invite 2 current members of the PB Bankshares board of directors to join the Norwood board of directors. Members of PB Bankshares’ board not invited to join the Norwood board would be offered positions on a regional advisory board. Norwood also provided in the indication of interest that it would indemnify the PB Bankshares officers and directors to the same extent such indemnification would be provided under PB Bankshares organizational documents and to purchase a directors and officers tail insurance policy covering up to 6 years after closing, subject to a premium payment limit of 150% of PB Bankshares’ current annual insurance premium payment.

On April 14, 2025, both PB Bankshares and Norwood agreed to temporarily stop working on a letter of intent due to significant market volatility resulting from the April 2 “Liberation Day” tariffs announced by President Trump.

By May 7, 2025, the parties felt like the financial markets had significantly stabilized and that discussions could likely resume. On or about May 7, Norwood provided Mr. Amin with a revised draft of the nonbinding indication of interest. The May 7 indication of interest contained the same terms as the April 1 indication of interest with the exception that the exchange ratio proposed was increased to .7850 shares of Norwood common stock to be exchanged for each share of PB Bankshares common stock in the merger, and the cash consideration per share was increased to $19.75.

Mr. Amin re-engaged with Barley Snyder to talk about indication of interest and its negotiation. Between May 7 and the execution of the indication of interest on May 20, 2025, the parties negotiated various aspects of the indication of interest, including a request by Presence that the exclusivity period be limited to 60 days instead of 90 and that Norwood not seek another transaction, as either buyer or seller, during the exclusivity period. PB Bankshares also requested customary “double trigger” price protection be added to the indication of interest. Norwood agreed to all of these changes and, following PB Bankshares’ board approval of the May 7 indication of interest on May 20, 2025, the parties executed the indication of interest on May 20, 2025.

On June 12, 2025, the parties began due diligence. During due diligence, Mr. Donnelly and Mr. Amin and the parties’ legal counsel discussed internal revenue 280G issues.

On June 19, Norwood’s legal counsel provided a first draft of the proposed merger agreement to Barley Snyder as well as drafts of director and officer voting and non-compete agreements and the proposed bank merger agreement.

Between June 19, 2025 and July 3, 2025, Barley Snyder proceeded to negotiate the merger agreement, with input from the PB Bankshares’ board of directors and senior management. In that process, the parties negotiated over: the timing of shareholder elections; addition of representations and warranties to be given by Norwood; qualification and clarification of representations and warranties being provided by PB Bankshares; the standard to be applied to the PB Bankshares board in circumstances where PB Bankshares may have the right, in the exercise of its fiduciary duties, to pursue a superior transaction if one were to materialize; the termination fee, which Presence asked to be reduced to 4%, but which Norwood ultimately did not accept; the circumstances under which the termination fee would be payable; and the time at which PB Bankshares’ price protection would be determined. PB Bankshares determined that the voting agreements and bank merger agreement were generally acceptable as presented, with immaterial changes.

At a board meeting on June 26, 2025 PB Bankshares’ board met to review the status of negotiations and discussions with Norwood and the due diligence process.

June 26, 2025 Mr. Amin had a conference call with Mr. Donnelly to review open items, the status of negotiations of the merger agreement and timelines for merger announcement.

On July 2, 2025 PB Bankshares’ board met to review the outcome of PB Bankshares’ due diligence on Norwood, and the merger agreement. Barley Snyder provided a summary of the current terms of the merger agreement, as then negotiated, as well as the need for continued confidentiality, trading blackout and the board’s fiduciary duties in considering the merger and the merger agreement. The board asked for minor changes to the merger agreement.

On July 7, 2025 PB Bankshares board held a meeting to make its decision on the proposed merger agreement. At the meeting, Barley Snyder highlighted minor changes from the version reviewed by the board on July 2 and again highlighted for the directors their fiduciary duties in considering the merger and the merger agreement. The Board unanimously approved the merger and the merger agreement and a recommendation to PB Bankshares shareholders that they vote “FOR” the approval of the merger and the merger agreement.

PB Bankshares’s Reasons for the Merger; Recommendation of PB Bankshares’s Board of Directors

After careful consideration, at a meeting held on July 7, 2025, the PB Bankshares board of directors unanimously determined that the merger agreement and the merger are in the best interests of PB Bankshares, its shareholders, employees, community, customers and other constituents and approved the merger agreement. In reaching its decision to approve the merger agreement and the merger and to recommend that PB Bankshares’s shareholders vote “FOR” the merger agreement and the merger, the PB Bankshares board of directors evaluated the merger agreement and the merger in consultation with PB Bankshares management, as well as PB

Bankshares’s financial and legal advisors, and considered a number of factors, including the following material factors, which are not presented in any order of priority:

•

its knowledge of PB Bankshares’s business, operations, regulatory and financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization, and as a part of a combined company with Norwood;

•

its understanding of Norwood’s business, operations, regulatory and financial condition, asset quality, earnings, capital and prospects, taking into account discussions with senior management regarding their due diligence review of Norwood;

•

the PB Bankshares board’s understanding of the current and prospective environment in which PB Bankshares and Norwood operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, and the competitive effects of the continuing consolidation in the banking industry;

•

the board’s review with its legal and financial advisors of the structure of the merger, the financial and other terms of the merger and related documents, including the board’s assessment of the adequacy of the exchange ratio provided for in the merger;

•

the opinion, dated July 7, 2025, of Stephens, PB Bankshares’s financial advisor, to the PB Bankshares board of directors that, as of such date, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of PB Bankshares common stock, as more fully described below under “Opinion of PB Bankshares’ Financial Advisor”;

•

the PB Bankshares board’s understanding that the merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code, providing favorable tax consequences to PB Bankshares’s shareholders with respect to the Norwood stock consideration to be received by PB Bankshares shareholders in the merger;

•

the PB Bankshares board’s review with its legal advisor, Barley Snyder, of the material terms of the merger agreement, including the board’s ability, under certain circumstances, to withhold, withdraw, qualify or modify its recommendation to PB Bankshares’s shareholders and to consider and pursue a better unsolicited acquisition proposal, subject to the potential payment by PB Bankshares of a termination fee to Norwood, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement, as well as the nature of the covenants, representations and warranties and termination provisions in the merger agreement;

•

the fact that, pursuant to the merger agreement, Norwood gave PB Bankshares substantial representations and warranties and a limited covenant that it would take no action that would adversely affect or delay any approvals required to consummate the merger or cause conditions to closing not to be met;

•

the anticipated pro forma impact of the merger on the combined company, including potential synergies, and the expected impact on financial metrics, such as earnings and tangible common equity per share, as well as on regulatory capital levels;

•	the stock component of the merger consideration offers PB Bankshares shareholders the opportunity to participate as shareholders of Norwood in the future performance of the combined company;

•	the anticipation that the merger would result in operating synergies and efficiencies by creating a larger combined company;

•	the expectation that the strategic benefits of the transaction would result in future operational efficiencies, synergies and earnings accretion;

•	the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that significantly impact industry competitive conditions and to absorb operational expenses resulting from regulatory compliance mandates, including potential additional capital requirements;

•

the PB Bankshares board’s belief that the merger will create a larger banking franchise with an attractive branch footprint, strong capital ratios and an attractive funding base that has the potential to deliver a higher value to PB Bankshares’s shareholders as compared to continuing to operate as a stand-alone entity;

•

the benefits to PB Bankshares and its customers of operating as a substantially larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•

the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its materially larger size, asset base, capital, market capitalization and footprint, compared to PB Bankshares;

•	the additional lending capacity for PB Bankshares;

•	the greater scale, operating leverage and resources of the combined company which are expected to allow the company to compete more effectively;

•	the anticipation that the capital of combined organization will grow at a faster rate than on a stand-alone basis;

•	the anticipation that the combined company will have a more active trading market which could provide PB Bankshares shareholders with greater liquidity for their investment;

•

the board’s perception that PB Bankshares’s operating philosophy as a community oriented financial services company with a strong customer focus is compatible with Norwood’s similar operating philosophy;

•

the expectation that the combined company will continue to be operated as a community banking institution with local headquarters and decision-making, but with a scale that creates value to customers through its product and service offerings and responsive customer experiences;

•	the complimentary cultures, operating philosophies, business models, internal systems and product and service offerings of PB Bankshares and Norwood;

•

the compatibility of PB Bankshares’s and Norwood’s business activities, the enhanced management and personnel depth in critical departments and efficient staff levels that would result from the merger, and the opportunity to increase revenues resulting from the combined organization having a higher lending limit to originate larger loans;

•	no PB Bankshares branches are anticipated to be closed;

•	the prospects for more career path options and growth opportunities for PB Bankshares employees in a larger organization and various benefits agreed to be provided to PB Bankshares employees;

•

the prospects for improved recruitment and the ability to attract and retain talented employees at all levels of the combined organization by virtue of a broader geography, more diversified operations, a higher lending limit, greater name recognition, and better performance;

•	the geographic fit between PB Bankshares and Norwood and the increased customer convenience of the expanded branch network of the combined companies;

•	the ability of Norwood to complete the merger from a financial and regulatory perspective;

•	the expectation that the required regulatory approvals could be obtained in a timely fashion;

•

the fact that the merger provides that PB Bankshares will have a significant voice in the combined company by virtue of the appointment of two of its directors to the combined company’s board of directors and significant representation on the senior management team of the combined company;

The PB Bankshares board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•

with the stock portion of the merger consideration based on a fixed exchange ratio, the risk that the consideration to be paid to PB Bankshares shareholders could be adversely affected by a decrease in the trading price of Norwood common stock during the pendency of the merger;

•	the recent declines in trading values of stock of companies in the banking sector and the value of Norwood’s stock leading up to the signing of the merger agreement;

•

the risk that potential business benefits, cost savings and other synergies sought in the merger may not be realized or may not be realized within the expected time period and the risks associated with the integration of PB Bankshares and Norwood;

•

the fact that the interests of certain of PB Bankshares’s directors and executive officers may be different from, or in addition to, the interests of PB Bankshares’s other shareholders as described under the heading “The Merger and the Merger Agreement – Interests of PB Bankshares’s Directors and Executive Officers”;

•	while the stock of the combined institution is anticipated to be more liquid than the market for PB Bankshares common stock, it may not be an active market;

•

the fact that: (i) PB Bankshares would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement; and (ii) PB Bankshares would be obligated to pay to Norwood a termination fee if the merger agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with PB Bankshares from pursuing such a transaction;

•	the potential risk of diverting management attention and resources from the operation of PB Bankshares’s business and towards the completion of the merger;

•

the restrictions on the conduct of PB Bankshares’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent PB Bankshares from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of PB Bankshares absent the pending merger;

•

that, while PB Bankshares expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that necessary regulatory approvals or PB Bankshares or Norwood shareholder approval might not be obtained and, as a result, the merger may not be consummated;

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger;

•

the regulatory and other approvals required in connection with the merger and the risk that such approvals may not be received or may not be received in a timely manner or may impose burdensome or unacceptable conditions; and

•	the possibility of litigation challenging the merger and the costs associated with such litigation.

The foregoing discussion of the information and factors considered by the PB Bankshares board of directors is not intended to be exhaustive, but is believed to include all the material factors considered by the PB Bankshares board of directors. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, the PB Bankshares board of directors:

•	did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors;

•	relied on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger. See “Opinion of PB Bankshares’s Financial Advisor” below;

•	asked questions of PB Bankshares’s senior management, legal advisors and financial advisors regarding the merger and the transactions contemplated thereby; and

•	considered all these factors and discussions as a whole and, overall, considered the factors to be favorable to, and to support, its determination.

PB Bankshares’s board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above. However, the PB Bankshares board concluded the potential positive factors outweighed the potential risks of completing the merger.

PB Bankshares’s board of directors unanimously recommends that PB Bankshares’s shareholders vote “FOR” the approval of the merger proposal and “FOR” the adjournment proposal. PB Bankshares shareholders should be aware that PB Bankshares’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other PB Bankshares shareholders. The PB Bankshares board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending that the merger proposal be approved by the shareholders of PB Bankshares. See “The Merger – Interests of PB Bankshares’s Directors and Executive Officers”

This summary of the reasoning of PB Bankshares’s board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

Norwood’s Reasons for the Merger

In reaching its determination to approve the merger agreement, the board of directors of Norwood considered a number of factors, including:

•	the complementary geographical locations of Presence Bank’s branch network, which will augment Norwood’s operations;

•

the board’s understanding of, and the presentations of Norwood’s management and financial advisor, regarding PB Bankshares’ business, operations, management, financial condition, asset quality, earnings and prospects;

•	the board’s view that the merger is consistent with Norwood’s expansion strategy and will allow for enhanced opportunities for Norwood’s new and existing clients and customers;

•

the results of management’s due diligence investigation of PB Bankshares and the reputation, business practices and experience of PB Bankshares and its management, including their impression that PB Bankshares is a financially healthy, well-run bank holding company that is deeply committed to its customers, employees, and the communities that it serves;

•	the fact that the merger is expected to be accretive to earnings per share of Norwood in the first full year of operations;

•	the anticipated operating efficiencies and cost savings of the combined company following the completion of the merger, and the likelihood that they would be achieved after the merger;

•	the fact that the merger consideration consists of a mixture of cash and stock in which PB Bankshares’ shareholders would have an election, subject to limitations;

•	the fact that the per share stock consideration is fixed;

•

the deal protection provided by the termination fee of $2.4 million payable under certain circumstances in the event of the termination of the merger agreement due to a competing offer or certain other reasons;

•	the intended tax treatment of the merger as a tax-free reorganization; and

•	the likelihood of receiving all of the regulatory approvals required for the merger.

This foregoing discussion of the factors considered by Norwood’s board of directors does not list every factor considered by the board but includes all material factors considered by the board. Based on the factors described above, Norwood’s board of directors determined that the merger with PB Bankshares and Presence Bank would be advisable and in the best interests of Norwood and its shareholders, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement. In reaching its determination to approve the merger agreement, the board did not give relative or specific importance to each of the factors listed above, and individual directors may have given differing importance to different factors. Please note that this explanation of the board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

Opinion of PB Bankshares’s Financial Advisor

On June 9, 2025, PB Bankshares engaged Stephens to act as financial adviser to PB Bankshares in connection with the proposed sale of PB Bankshares to Norwood. As part of its engagement, Stephens was asked to undertake a study of the fairness, from a financial point of view, of the proposed merger of PB Bankshares with and into Norwood and the merger of PB Bankshares’ bank subsidiary with Norwood’s bank subsidiary, with Norwood’s bank subsidiary surviving. PB Bankshares engaged Stephens because, among other factors, Stephens is a nationally recognized investment banking firm with substantial experience in similar transactions. As part of its investment banking business, Stephens is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of Stephens’ engagement, representatives of Stephens participated in a meeting of PB Bankshares’s board of directors held on July 7, 2025, in which PB Bankshares’s board of directors considered and approved the proposed merger. At this meeting, Stephens reviewed the financial aspects of the proposed merger and rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to PB Bankshares’s board of directors dated as of July 7th, 2025, that, as of such date, the consideration to be received by the common stockholders of PB Bankshares (solely in their capacity as such) in the proposed merger was fair to them from a financial point of view, based upon and subject to the qualifications, assumptions and other matters considered by Stephens in connection with the preparation of its opinion.

The full text of Stephens’ written opinion letter (the “Opinion Letter”) is attached as Appendix B to this proxy statement/prospectus. The Opinion Letter outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Stephens in rendering its opinion. The summary of the opinion set forth in this document is qualified in its entirety by reference to the full text of such written Opinion Letter. Investors are urged to read the entire Opinion Letter carefully in connection with their consideration of the proposed merger. PB Bankshares did not give any instruction to or impose any limitations on Stephens as it related to the issuance of its opinion.

Stephens’ opinion speaks only as of the date of the opinion, and Stephens has undertaken no obligation to update or revise its opinion. The opinion was directed to PB Bankshares’s board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the proposed merger. The opinion only addresses whether the consideration to be received by the common stockholders of PB Bankshares (solely in their capacity as such) in the proposed merger was fair to them from a financial point of view as of the date of the opinion. The opinion does not address the underlying business decision of PB Bankshares to engage in the proposed merger or any other term or aspect of the merger agreement or the transactions contemplated thereby. Stephens’ opinion does not constitute a recommendation to PB Bankshares’s board of directors or any of PB Bankshares’s shareholders as to how such person should vote or otherwise act with respect to the proposed merger or any other matter. PB Bankshares and Norwood determined the merger consideration through a negotiation process.

In connection with developing its opinion, Stephens:

(i)	reviewed certain publicly available financial statements and reports regarding PB Bankshares and Norwood;

(ii)	reviewed certain audited financial statements regarding PB Bankshares and Norwood;

(iii)

reviewed certain internal financial statements, management reports and other financial and operating data concerning PB Bankshares and Norwood prepared by management of PB Bankshares and management of Norwood, respectively;

(iv)

reviewed, on a pro forma basis, in reliance upon financial projections and other information and assumptions concerning PB Bankshares and Norwood provided by management of PB Bankshares and management of Norwood, as applicable, and upon consensus research estimates concerning Norwood, the effect of the proposed merger on the balance sheet, capitalization ratios, earnings and tangible book value, both in the aggregate and, where applicable, on a per share basis of Norwood;

(v)	reviewed the reported prices and trading activity for the common stock of PB Bankshares and Norwood;

(vi)

compared the financial performance of PB Bankshares and Norwood with that of certain other publicly-traded companies and their securities that Stephens deemed relevant to Stephens’ analysis of the proposed merger;

(vii)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to Stephens’ analysis of the proposed merger;

(viii)	reviewed the then most recent draft of the merger agreement and related documents provided to Stephens by PB Bankshares;

(ix)

discussed with management of PB Bankshares and management of Norwood the operations of and future business prospects for PB Bankshares and Norwood, respectively and the anticipated financial consequences of the proposed merger to PB Bankshares and Norwood, respectively;

(x)	assisted in PB Bankshares’s deliberations regarding the material terms of the proposed merger and PB Bankshares’s negotiations with Norwood; and

(xi)	performed such other analyses and provided such other services as Stephens deemed appropriate.

Stephens relied on the accuracy and completeness of the information, financial data and financial forecasts provided to Stephens by PB Bankshares and Norwood and of the other information reviewed by Stephens in connection with the preparation of Stephens’ opinion, and its opinion was based upon such information. Stephens did not independently verify or undertake any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of PB Bankshares and management of Norwood assured Stephens that they were not aware of any relevant information that had been omitted or remained undisclosed to Stephens. Stephens did not assume any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of PB Bankshares or of Norwood, and Stephens was not furnished with any such evaluations or appraisals; nor did Stephens evaluate the solvency or fair value of PB Bankshares or of Norwood under any laws relating to bankruptcy, insolvency or similar matters. Stephens did not assume any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of PB Bankshares or Norwood. Stephens did not receive or review any individual loan or credit files nor did Stephens make an independent evaluation of the adequacy of the allowance for credit losses of PB Bankshares or Norwood. Stephens did not make an independent analysis of the effects of potential future changes in the rate of inflation or of prevailing rates of interest or other market developments or disruptions, or of the effects of any global conflicts or hostilities or any other disaster or adversity, on the business or prospects of PB Bankshares or Norwood. With respect to the financial projections or forecasts prepared by management of PB Bankshares and management of Norwood, including the forecasts of potential cost savings and potential synergies, Stephens also assumed that such financial projections or forecasts had been reasonably prepared and reflected the best then currently available estimates and judgments of management of PB Bankshares and management of Norwood, respectively, as to the future financial performance of PB Bankshares and Norwood, respectively, and provided a reasonable basis for Stephens’ analysis. Stephens recognized that such financial projections or forecasts were based on numerous variables, assumptions and judgments that were inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such projections or forecasts, and Stephens expressed no opinion as to the reliability of such financial projections, forecasts or estimates or the assumptions upon which they were based.

Stephens does not provide legal, accounting, regulatory, or tax advice or expertise, and Stephens relied solely, and without independent verification, on the assessments of PB Bankshares and its other advisors with respect to such matters. Stephens assumed, with PB Bankshares’s consent, that the proposed merger will not result in any materially adverse legal, regulatory, accounting or tax consequences for PB Bankshares or its shareholders and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the proposed merger will be resolved favorably to PB Bankshares and its shareholders. Stephens did not express any opinion as to any tax or other consequences that might result from the proposed merger.

Stephens’ opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and on the information made available to Stephens as of the date of the opinion. Market price data used by Stephens in connection with its opinion was based on reported market closing prices as of July 3rd, 2025. It should be understood that subsequent developments may affect the opinion and that Stephens did not undertake any obligation to update, revise or reaffirm the opinion or otherwise comment on events occurring after the date of the opinion. Stephens further noted that volatility or disruptions in the credit and financial markets relating to, among other things, potential future changes in the rate of inflation or prevailing rates of interest or other market developments or disruptions, or the effects of any global conflicts or hostilities or any other disaster or adversity, may or may not have an effect on PB Bankshares or Norwood, and Stephens did not express an opinion as to the effects of such volatility or disruptions on the proposed merger or any party to the proposed merger. Stephens further expressed no opinion as to the prices at which shares of PB Bankshares common stock or Norwood common stock may trade at any time subsequent to the announcement of the proposed merger.

In connection with developing its opinion, Stephens assumed that, in all respects material to its analyses:

(i)	the proposed merger and any related transactions will be consummated on the terms of the latest draft of the merger agreement provided to Stephens, without material waiver or modification;

(ii)	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

(iii)	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)	all conditions to the completion of the proposed merger will be satisfied within the time frames contemplated by the merger agreement without any waivers;

(v)

that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the proposed merger and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the proposed merger to the common stockholders of PB Bankshares;

(vi)

there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of PB Bankshares or Norwood since the date of the most recent financial statements made available to Stephens, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact PB Bankshares or Norwood; and

(vii)	the proposed merger will be consummated in a manner that complies with applicable law and regulations.

Stephens’ opinion was limited to whether the consideration to be received by the common stockholders of PB Bankshares (solely in their capacity as such) in the proposed merger was fair to them from a financial point of view as of the date of the opinion. Stephens was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the proposed merger or any aspect of the proposed merger, other than the fairness, from a financial point of view, of the consideration to be received in the proposed merger by the common stockholders of PB Bankshares (solely in their capacity as such). The opinion did not address the merits of the underlying decision by PB Bankshares to engage in the proposed merger, the merits of the proposed merger as compared to other alternatives potentially available to PB Bankshares or the relative effects of any alternative transaction in which PB Bankshares might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the proposed merger, including with respect to how to vote or act with respect to the proposed merger. Moreover, Stephens did not express any opinion as to the fairness of the amount or nature of the compensation to any of PB Bankshares’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of PB Bankshares or otherwise.

The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with developing its opinion. In performing the financial analyses described below, Stephens relied on the financial and operating data, projections and other financial information and assumptions concerning PB Bankshares and Norwood provided by management of PB Bankshares and management of Norwood, as applicable, and Stephens reviewed with PB Bankshares’s executive management certain assumptions concerning PB Bankshares and Norwood upon which the analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Stephens, it does set forth those analyses considered by Stephens to be material in arriving at its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses summarized below. Accordingly, Stephens’ analyses and the summary of its analyses must be considered as a whole, and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying Stephens’ analyses and opinion.

Summary of Proposed Merger:

Pursuant to the merger agreement, and subject to the terms, conditions and limitations set forth therein, and for purposes of its opinion, Stephens understood that, subject to potential adjustments as described in the merger agreement, each outstanding share of PB Bankshares common stock will be converted into the right to receive 0.7850 shares of Norwood common stock or $19.75 in cash, subject to the conditions that, in the aggregate, 80% of the transaction consideration will be paid in the form of Norwood common stock and that the holder of each outstanding option to acquire PB Bankshares’s common stock will have the right to receive cash based on the difference between $19.75 and the exercise price of such option. Based on the closing price of Norwood’s common stock of $26.65 per share as of July 3, 2025, the aggregate value of the transaction consideration is approximately $54.9 million. Based upon the unaudited financial information of PB Bankshares as of and for the twelve months ended March 31, 2025, and market data as of July 3, 2025, Stephens calculated the following transaction multiples:

Transaction Value / Reported Tangible Book Value (at March 31, 2025)	1.07	x
Transaction Value / Most Recent Quarter Annualized (“MRQA”) Core Earnings (1)	27.3	x
Transaction Value / Last-Twelve-Months (“LTM”) Core Earnings (1)	36.1	x
Transaction Value / 2025 Estimated Earnings (2)	21.9	x
Transaction Value / 2026 Estimated Earnings (2)	15.8	x
Core Deposit Premium (3)	2.3%

Source: S&P Global Market Intelligence, Management Guidance.

Note: Market data as of July 3, 2025.

(1)

Note: The most recent quarter annualized, year-to-date annualized, and last-twelve-months earnings of Presence are based on the most recent available financial statements prior to announcement. Core Earnings is net income after taxes and before extraordinary items, less gain on the sale of available for sale securities, nonrecurring provision expense, and normalized provision expense.

(2)	Note: Estimated 2025 and 2026 net income provided by and approved for use by Presence management.
(3)	Note: Core deposit premium calculated using tangible common equity and deposits less time deposits > $100,000.

Relevant Public Companies Analysis – PB Bankshares:

Stephens compared the financial condition, operating statistics and market valuation of PB Bankshares to certain public companies selected by Stephens and their respective public trading values. Stephens selected the public companies outlined below because their relative asset size and financial performance, among other factors, were reasonably similar to PB Bankshares; however, no selected company below was identical or directly comparable to PB Bankshares. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using relevant public company data.

Stephens selected the following fourteen (14) public companies based on the criteria set forth below:

Includes nationwide major exchange-traded(1) banks and thrifts with 2025 Q1 assets less than $1 billion, excluding niche business models(2), distressed entities(3), merger targets, merger-of-equals(4) participants and mutual institutions

Auburn National Bancorp. (AUBN)

OptimumBank Holdings Inc. (OPHC)

BV Financial Inc. (BVFL)

Affinity Bancshares Inc. (AFBI)

IF Bancorp Inc. (IROQ)

United Bancorp Inc. (UBCP)

Home Fedl Bncp Inc. LA (HFBL)

First Seacoast Bancorp (FSEA)

Fifth District Bancorp (FDSB) Texas Community Bancshares (TCBS) Glen Burnie Bancorp (GLBZ) NSTS Bancorp (NSTS) Catalyst Bancorp (CLST) Marathon Bancorp (MBBC)

Note:

(1)	Major exchanges include NYSE, NYSEAM, NASDAQGS, NASDAQGM and NASDAQCM.
(2)	Excludes FINW.
(3)	Excludes PNBK.
(4)	As defined by S&P Global Market Intelligence.

To perform this analysis, Stephens reviewed publicly available financial information as of and for the last twelve month period ended March 31st, 2025, or the most recently reported period available, and the market trading multiples of the selected public companies based on July 3rd, 2025 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains information reviewed and utilized by Stephens in its analysis:

						NIB / Total Deposits (%)							Price /
	Company	Ticker	Total Assets ($M)	Loans / Deposits (%)	TCE / TA (%)		NPAs / Assets(1) (%)	Core ROAA (%)		Core ROATCE (%)		Market Cap ($M)	Tang. BV (x)	MRQ Core EPS (x)	LTM Core EPS (x)		‘25 EPS (x)		‘26 EPS (x)
1	Auburn National Bancorp.	AUBN	$997	61.6%	8.3%	30%	0.05%	0.62%		7.8%		$81	0.97x	13.1x	12.2x		—		—
2	OptimumBank Holdings Inc.	OPHC	$977	93.7%	10.8%	28%	0.77%	1.62%		15.0%		$53	0.50x	3.5x	3.4x		7.4x		—
3	BV Financial Inc.	BVFL	$922	114.0%	20.2%	21%	0.54%	0.93%		4.7%		$157	0.92x	18.6x	14.8x		—		—
4	Affinity Bancshares Inc.	AFBI	$912	98.7%	11.6%	21%	0.49%	0.84%		6.6%		$116	1.12x	16.0x	16.3x		—		—
5	IF Bancorp Inc.	IROQ	$879	94.3%	9.0%	6%	0.01%	0.46%		5.2%		$78	1.03x	19.6x	23.4x		—		—
6	United Bancorp Inc.	UBCP	$831	79.6%	7.2%	22%	0.63%	0.87%		11.9%		$85	1.46x	11.7x	11.6x		10.8x		9.2x
7	Home Fedl Bncp Inc. LA	HFBL	$620	83.1%	8.2%	23%	0.48%	0.53%		6.4%		$41	0.84x	13.3x	11.8x		—		—
8	First Seacoast Bancorp	FSEA	$593	98.8%	10.3%	14%	0.00%	(0.41%)		(3.8%)		$49	0.87x	NM	NM		—		—
9	Fifth District Bancorp	FDSB	$531	95.8%	24.0%	0%	0.15%	0.06%		0.2%		$70	0.55x	NM	—		—		—
10	Texas Community Bancshares	TCBS	$442	89.1%	11.9%	13%	0.56%	0.61%		6.2%		$46	0.94x	17.7x	21.8x		—		—
11	Glen Burnie Bancorp	GLBZ	$358	65.4%	5.4%	33%	0.32%	0.17%		3.2%		$15	0.81x	26.7x	—		—		—
12	NSTS Bancorp	NSTS	$283	67.8%	27.4%	7%	0.09%	(0.47%)		(1.7%)		$60	0.84x	NM	NM		—		—
13	Catalyst Bancorp	CLST	$272	92.0%	29.7%	14%	0.60%	0.62%		2.1%		$52	0.65x	27.5x	26.7x		—		—
14	Marathon Bancorp	MBBC	$237	102.4%	13.5%	12%	0.59%	0.27%		2.0%		$29	0.67x	NM	NM		—		—
	75th Percentile		$904	80.5%	18.5%	23%	0.11%	0.78%		6.6%		$80	0.97x	19.3x	21.8x		10.0x		9.2x
	Median		$606	92.8%	11.2%	18%	0.49%	0.57%		5.0%		$57	0.86x	16.9x	14.8x		9.1x		9.2x
	25th Percentile		$379	98.0%	8.5%	12%	0.58%	0.20%		2.0%		$47	0.70x	13.2x	11.8x		8.3x		9.2x
	PB Bankshares, Inc.	PBBK	$467	95.5%	10.6%	7%	0.23%	0.40	%(2)	3.6	%(2)	$44	0.89x	22.9x(2)	30.3x	(2)	18.4x	(3)	13.3x	(3)

Source: S&P Global Market Intelligence, FactSet.

Note: Market data as of 7/3/2025. Financial data as of the most recent quarter reported. Bank-level data used where consolidated BHC data not available. Core defined by S&P Global

Market Intelligence. Any Price / Earnings ratio greater than 30.0x is “Not Material.”; any Price / Tangible Book Ratio less than 0.50x is “Not Material”.

(1)	NPAs/Assets excludes restructured loans from nonperforming assets.
(2)	MRQ Core EPS and LTM Core EPS for Presence calculated by Stephens Investment Banking using data sourced from S&P Global Market Intelligence.
(3)	Management guidance used.

Relevant Public Companies Analysis – Norwood:

Stephens compared the financial condition, operating statistics and market valuation of Norwood to certain public companies selected by Stephens and their respective public trading values. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, were reasonably similar to Norwood; however, no selected company below was identical or directly comparable to Norwood. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using relevant public company data.

Stephens selected the following seventeen (17) public companies based on the criteria set forth below:

Includes major exchange traded(1) banks and thrifts headquartered in the Mid-Atlantic(2), Midwest(3), and Northeast(4) with 2025 Q1 assets between $2.0 billion and $3.5 billion, excluding distressed entities(5), NY/NJ focused banks(6), niche business models(7), merger targets, merger-of-equals participants(8) and mutual institutions.

Farmers & Merchants Bancorp (FMAO)

Capital Bancorp Inc. (CBNK)

ACNB Corp. (ACNB)

The First Bancorp (FNLC)

Citizens Financial Services (CZFS)

LINKBANCORP Inc. (LNKB)

Chemung Financial Corp. (CHMG)

Fidelity D & D Bancorp Inc. (FDBC)

Western New England Bancorp (WNEB)

Citizens & Northern Corp. (CZNC)

First Savings Financial Group (FSFG)

LCNB Corp. (LCNB) Franklin Financial Services (FRAF) Ames National Corp. (ATLO) Waterstone Financial Inc. (WSBF) Parke Bancorp Inc. (PKBK) Isabella Bank Corporation (ISBA)

Note:

(1)	Major exchanges include NYSE, NYSEAM, NASDAQGS, NASDAQGM and NASDAQCM.
(2)	Defined as DE, DC, MD, NJ, NY, and PA.
(3)	Defined as IL, IN, IA, KS, KY, MI, MO, NE, ND, OH, SD, and WI.
(4)	Defined as CT, ME, MA, NH, RI, and VT.
(5)	Excludes BLFY and ESQ.
(6)	Excludes BCBP, HNVR, UNTY, OBT, BWFG, PDLB, and BPRN.
(7)	Excludes FNWD, MRBK, and CFBK.
(8)	As defined by S&P Global Market Intelligence.

To perform this analysis, Stephens reviewed publicly available financial information as of and for the last twelve month period ended March 31st, 2025, or the most recently reported period available, and the market trading multiples of the selected public companies based on July 3rd, 2025 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains information reviewed and utilized by Stephens in its analysis:

						NIB / Total Deposits (%)							Price /
	Company	Ticker	Total Assets ($M)	Loans / Deposits (%)	TCE / TA (%)		NPAs / Assets(1) (%)	Core ROAA (%)		Core ROATCE (%)		Market Cap ($M)	Tang. BV (x)	MRQ Core EPS (x)	LTM Core EPS (x)		‘25 EPS (x)	‘26 EPS (x)
1	Farmers & Merchants Bancorp	FMAO	$3,389	95.6%	7.7%	19%	0.13%	0.88%		11.8%		$365	1.46x	13.1x	13.3x		13.2x	12.5x
2	Capital Bancorp Inc.	CBNK	$3,350	92.6%	9.9%	28%	1.28%	1.88%		18.7%		$589	1.80x	10.0x	12.5x		10.1x	9.9x
3	ACNB Corp.	ACNB	$3,270	91.4%	9.3%	22%	0.26%	0.88%		9.0%		$468	1.59x	15.5x	11.4x		10.1x	9.7x
4	The First Bancorp	FNLC	$3,187	87.9%	7.3%	10%	0.19%	0.90%		12.5%		$303	1.32x	10.7x	10.7x		—	—
5	Citizens Financial Services	CZFS	$3,016	97.9%	7.5%	21%	0.86%	1.01%		12.9%		$303	1.38x	10.0x	10.7x		10.0x	9.6x
6	LINKBANCORP Inc.	LNKB	$2,861	93.4%	7.8%	27%	0.91%	1.15%		15.9%		$287	1.32x	8.8x	8.9x		9.1x	8.1x
7	Chemung Financial Corp.	CHMG	$2,797	86.2%	7.4%	25%	0.37%	0.87%		12.1%		$242	1.17x	9.9x	10.6x		8.9x	7.3x
8	Fidelity D & D Bancorp Inc.	FDBC	$2,711	73.9%	7.1%	23%	0.22%	1.03%		14.3%		$280	1.47x	10.5x	12.4x		—	—
9	Western New England Bancorp	WNEB	$2,709	89.3%	8.3%	25%	0.22%	0.35%		4.3%		$204	0.93x	21.9x	20.1x		17.2x	13.3x
10	Citizens & Northern Corp.	CZNC	$2,609	90.3%	8.9%	23%	0.90%	0.99%		11.4%		$306	1.34x	12.1x	11.4x		10.8x	10.1x
11	First Savings Financial Group	FSFG	$2,376	106.2%	8.3%	10%	0.57%	0.90%		12.9%		$177	1.07x	8.6x	10.6x		8.4x	7.7x
12	LCNB Corp.	LCNB	$2,303	89.4%	7.3%	24%	0.20%	0.85%		12.5%		$220	1.37x	11.1x	11.6x		10.2x	9.3x
13	Franklin Financial Services	FRAF	$2,257	78.0%	6.3%	16%	0.01%	0.71%		11.4%		$164	1.15x	10.5x	11.2x		—	—
14	Ames National Corp.	ATLO	$2,184	69.5%	7.8%	18%	0.74%	0.66%		8.5%		$166	0.98x	11.7x	14.3x		—	—
15	Waterstone Financial Inc.	WSBF	$2,175	120.4%	15.7%	7%	0.35%	0.56%		3.6%		$270	0.80x	20.9x	14.1x		—	—
16	Parke Bancorp Inc.	PKBK	$2,142	113.0%	14.3%	11%	0.59%	1.46%		10.3%		$254	0.83x	8.3x	8.9x		—	—
17	Isabella Bank Corporation	ISBA	$2,103	76.1%	8.1%	22%	0.04%	0.78%		9.8%		$211	1.27x	13.2x	14.4x		12.4x	10.9x
	75th Percentile		$3,016	86.2%	8.9%	24%	0.20%	1.01%		12.9%		$303	1.38x	13.1x	13.3x		11.6x	10.5x
	Median		$2,709	90.3%	7.8%	22%	0.35%	0.88%		11.8%		$270	1.32x	10.7x	11.4x		10.1x	9.7x
	25th Percentile		$2,257	95.6%	7.4%	16%	0.74%	0.78%		9.8%		$211	1.07x	10.0x	10.7x		9.5x	8.7x
	Norwood Financial Corp.	NWFL	$2,376	88.4%	8.2%	20%	0.33%	1.05	%(2)	12.9	%(2)	$245	1.29x	10.1x(2)	11.8x	(2)	10.1x	9.5x

Source: S&P Global Market Intelligence, FactSet.

Note: Market data as of 7/3/2025. Financial data as of the most recent quarter reported. Bank-level data used where consolidated BHC data not available. Core defined by S&P Global

Market Intelligence. Any Price / Earnings ratio greater than 30.0x is “Not Material.”; any Price / Tangible Book Ratio less than 0.50x is “Not Material”.

(1)	NPAs/Assets excludes restructured loans from nonperforming assets.
(2)	MRQ Core EPS and LTM Core EPS for Norwood Financial calculated by Stephens Investment Banking using data sourced from S&P Global Market Intelligence.

Relevant Nationwide Transactions Analysis:

Stephens reviewed certain publicly available transaction multiples and related financial data for nationwide bank and thrift transactions announced since January 1st, 2024, where (i) target latest twelve months (LTM) return on average assets (ROAA) was less than 0.50%, (ii) target tangible common equity to tangible assets (TCE / TA) was greater than 8.0%, (iii) announced deal value was between $20 and $100 million, and (iv) target assets were less than $3 billion, excluding credit unions, digital banks, mutual institutions, and merger-of-equals transactions (as defined by S&P Global Market Intelligence). The following transactions were selected by

Stephens because each target’s relative asset size, financial performance and operations, among other factors, was reasonably similar to PB Bankshares; however, no selected company or transaction below was identical or directly comparable to PB Bankshares or the proposed merger (in each transaction, the acquirer is listed first, the target is listed second and the transaction announcement date is noted parenthetically):

•	Georgia Banking Co. / Primary Bcshs Corp (10/9/2024)

•	Hope Bancorp, Inc. / Territorial Bancorp Inc. (4/29/2024)

•	Bus. First Bancshares Inc. / Oakwood Bancshares Inc. (4/25/2024)

•	LCNB Corp. / Eagle Financial Bancorp Inc (11/29/2023)

•	LCNB Corp. / Cincinnati Bancorp Inc (5/18/2023)

•	Rosedale FS&LA / CBM Bancorp Inc. (1/28/2022)

•	MidWestOne Financial Grp Inc. / Iowa First Bancshares Corp. (11/1/2021)

•	Bank7 Corp. / Watonga Bancshares Inc. (10/7/2021)

•	Fidelity D & D Bancorp Inc. / Landmark Bancorp Inc. (2/26/2021)

•	BancFirst Corp. / First National B&TC of Vinita (2/19/2021)

Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the proposed merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions as compared with the proposed merger. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the proposed merger to the 25th percentile, median and 75th percentile transaction multiples of the selected transactions:

				Transaction Multiples						Target Financial Data
Acquirer	Target	Annc. Date	Deal Value ($M)	Target Price/ TBV (x)	Price/ MRQ EPS (x)		Price/ LTM EPS (x)		Core Deposit Prem. (%)	Total Assets ($M)	TCE/ TA (%)	NPAs/ Assets (%)		LTM ROAA (%)
Georgia Banking Co.	Primary Bcshs Corp	10/9/2024	27	1.38x	12.1x		37.5x		6.1%	344	8.3%	0.58%		0.36%
Hope Bancorp, Inc.	Territorial Bancorp Inc.	4/29/2024	79	0.31x	NM		15.5x		(14.2%)	2,237	11.2%	0.10%		0.23%
Bus. First Bancshares Inc.	Oakwood Bancshares Inc.	4/25/2024	88	1.10x	15.7x		19.8x		1.7%	838	10.1%	0.44%		0.48%
LCNB Corp.	Eagle Financial Bancorp Inc	11/29/2023	25	0.94x	NM		NM		(1.5%)	176	15.0%	3.26	%(1)	0.06%
LCNB Corp.	Cincinnati Bancorp Inc	5/18/2023	46	1.08x	40.1x		32.0x		3.8%	305	13.2%	0.31	%(1)	0.47%
Rosedale FS&LA	CBM Bancorp Inc.	1/28/2022	63	1.26x	21.0x		50.7x		9.1%	249	20.0%	0.14%		0.48%
MidWestOne Financial Grp Inc.	Iowa First Bancshares Corp.	11/1/2021	48	0.92x	14.5x		17.7x		(1.1%)	519	10.0%	1.98%		0.42%
Bank7 Corp.	Watonga Bancshares Inc.	10/7/2021	32	1.41x	38.3x		36.1x		4.3%	254	9.0%	0.08%		0.01%
Fidelity D & D Bancorp Inc.	Landmark Bancorp Inc.	2/26/2021	44	1.21x	20.4x		32.4x		3.0%	354	10.2%	0.40%		0.38%
BancFirst Corp.	First National B&TC of Vinita	2/19/2021	21	0.80x	NM		NM		(2.3%)	285	9.2%	5.21%		(2.60%)
75th Percentile			59	1.24x	29.7x		36.5x		4.2%	478	12.7%	0.18%		0.46%
Median			45	1.09x	20.4x		32.2x		2.4%	325	10.2%	0.42%		0.37%
25th Percentile			28	0.93x	15.1x		19.3x		(1.4%)	262	9.4%	1.63%		0.10%
Norwood Financial Corp.	PB Bankshares, Inc.		$55	1.07x	27.3x	(2)	36.1x	(2)	2.3%	$467	10.6%	0.23%		0.30	%(2)

Source: S&P Global Market Intelligence, Company documents. Note: Transaction data as of deal announcement date. “—” means data not available or not applicable. NM means not material. Only includes whole bank M&A.

(1)	Bank-level regulatory data used.
(2)	Core Price / MRQ EPS and Core Price / LTM EPS for the proposed merger and Core LTM ROAA for Presence calculated by Stephens Investment Banking using data sourced from S&P Global Market Intelligence.

Relevant Converted Thrifts Transactions Analysis:

Stephens reviewed certain publicly available transaction multiples and related financial data for nationwide transactions announced since January 1st, 2022, where (i) the seller was a converted thrift, (ii) seller mutual conversion offering was completed after January 1st, 2011, (iii) stock consideration was greater than 50%, (iv) target assets were less than $2 billion, and (v) deal value was greater than $20 million. The following transactions were selected by Stephens because each target’s relative asset size, financial performance and operations, among other factors, was reasonably similar to PB Bankshares; however, no selected company or transaction below was identical or directly comparable to PB Bankshares or the proposed merger (in each transaction, the acquirer is listed first, the target is listed second and the transaction announcement date is noted parenthetically):

•	Mid Penn Bancorp Inc. / William Penn Bancorp. (11/1/2024)

•	LCNB Corp. / Eagle Financial Bancorp Inc (11/29/2023)

•	LCNB Corp. / Cincinnati Bancorp Inc (5/18/2023)

•	First Bank / Malvern Bancorp Inc (12/14/2022)

•	Citizens Financial Services / HV Bancorp Inc. (10/19/2022)

•	Brookline Bancorp Inc. / PCSB Financial Corp. (5/24/2022)

•	Fulton Financial Corp. / Prudential Bancorp Inc. (3/2/2022)

Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the proposed merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions as compared with the proposed merger. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the proposed merger to the 25th percentile, median and 75th percentile transaction multiples of the selected transactions:

				Transaction Multiples						Target Financial Data
Acquirer	Target	Annc. Date	Deal Value ($M)	Target Price/ TBV (x)	Price/ MRQ EPS (x)		Price/ LTM EPS (x)		Core Deposit Prem. (%)	Total Assets ($M)	TCE/ TA (%)	NPAs/ Assets (%)		LTM ROAA (%)
Mid Penn Bancorp Inc.	William Penn Bancorp.	11/1/2024	126	1.01x	NM		NM		0.60%	812	15.2%	0.38%		(0.00%)
LCNB Corp.	Eagle Financial Bancorp Inc	11/29/2023	25	0.94x	NM		NM		(1.5%)	176	15.0%	3.26	%(1)	0.06%
LCNB Corp.	Cincinnati Bancorp Inc	5/18/2023	46	1.08x	40.1x		32.0x		3.8%	305	13.2%	0.31	%(1)	0.47%
First Bank	Malvern Bancorp Inc	12/14/2022	150	1.02x	14.6x		21.4x		0.6%	1,044	14.0%	0.57%		0.63%
Citizens Financial Services	HV Bancorp Inc.	10/19/2022	68	1.55x	23.9x		21.8x		5.7%	571	7.2%	0.49%		0.49%
Brookline Bancorp Inc.	PCSB Financial Corp.	5/24/2022	320	1.18x	23.0x		20.3x		3.3%	1,985	13.7%	0.44%		0.79%
Fulton Financial Corp.	Prudential Bancorp Inc.	3/2/2022	138	1.07x	18.8x		17.9x		1.7%	1,084	11.8%	1.21%		0.69%
75th Percentile			144	1.13x	23.9x		21.8x		3.6%	1,064	14.5%	0.41%		0.66%
Median			126	1.07x	23.0x		21.4x		1.7%	812	13.7%	0.49%		0.49%
25th Percentile			57	1.02x	18.8x		20.3x		0.6%	438	12.5%	0.89%		0.26%
Norwood Financial Corp.	PB Bankshares, Inc.		$55	1.07x	27.3x	(2)	36.1x	(2)	2.3%	$467	10.6%	0.23%		0.30	%(2)

Source: S&P Global Market Intelligence, Company documents. Note: Transaction data as of deal announcement date. “—” means data not available or not applicable. NM means not material.

(1)	Bank-level regulatory data used.
(2)	Core Price / MRQ EPS and Core Price / LTM EPS for the proposed merger and Core LTM ROAA for Presence calculated by Stephens Investment Banking using data sourced from S&P Global Market Intelligence.

Discounted Cash Flow Analysis – PB Bankshares:

Stephens performed a standalone discounted cash flow analysis of PB Bankshares to estimate a range of implied equity values for PB Bankshares based upon the discounted net present value of the projected after-tax free cash flows for PB Bankshares for the projected period. In this analysis, Stephens used (i) financial information and data provided by PB Bankshares and (ii) financial forecasts and projections provided by the executive management team of PB Bankshares. Stephens determined the projected amount of cash flow for PB Bankshares assuming (i) annual dividend payments for excess capital (if any) above a tangible common equity to tangible asset ratio of 9.0% from 2025 to 2029, and (ii) a range of standalone terminal values assuming price to last-twelve-months tangible book value per share multiples ranging from 0.90x to 1.15x. Stephens discounted the projected cash flows from (i) and (ii) above at PB Bankshares’s estimated cost of equity to calculate a net present value range for such projected cash flows.

In selecting terminal price to tangible book value multiples for PB Bankshares, Stephens considered the range of price to tangible book value multiples of PB Bankshares and of the comparable public companies of PB Bankshares set forth in the section entitled “Relevant Public Companies Analysis – PB Bankshares” for the last ten years. Exercising its professional judgment, Stephens selected a range of 0.90x to 1.15x as the terminal price to tangible book value multiples for the discounted cash flow analysis. The following table summarizes the range of terminal values of PB Bankshares that Stephens calculated based upon PB Bankshares’s estimated end of period tangible common equity (in millions of $) at December 31, 2029 and the range of terminal price to tangible book value multiples of 0.90x to 1.15x:

2029 Presence End of Period TCE	$56.6	$56.6	$56.6	$56.6	$56.6
x Terminal Multiple	0.90x	0.95x	1.05x	1.10x	1.15x

Terminal Value	$51.0	$53.8	$59.5	$62.3	$65.1

Stephens considered discount rates from 14.0% to 16.0% for PB Bankshares. Based on this analysis, Stephens derived a range for the implied equity value of PB Bankshares from $12.44 per share to $16.29 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, capital levels, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of PB Bankshares. The actual results may vary from the projected results, any of these assumptions might not be realized in future operations and the variations may be material.

Miscellaneous:

The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Stephens considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the results from any particular analysis described above should not be taken to be the view of Stephens.

In performing its analyses, Stephens made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of PB Bankshares. The analyses performed by Stephens are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty.

Stephens is serving as financial adviser to PB Bankshares in connection with the proposed merger and is entitled to receive from PB Bankshares reimbursement of its expenses and a fee in the amount of 1.30% of the aggregate transaction consideration received by PB Bankshares or its common stockholders at the closing of the proposed merger for Stephens’ services as financial advisor to PB Bankshares, a significant portion of which is contingent upon the consummation of the proposed merger. Stephens also received a fee in the amount of $100,000 from PB Bankshares upon rendering its fairness opinion, which opinion fee will be credited in full against the fee which will become payable to Stephens upon the closing of the proposed merger. PB Bankshares has also agreed to indemnify Stephens against certain claims and liabilities that could arise out of Stephens’ engagement, including certain liabilities that could arise out of Stephens’ providing its fairness opinion.

Stephens issues periodic research reports regarding the business and prospects of Norwood, and Stephens makes a market in the stock of Norwood. Stephens has not received fees for providing investment banking services to Norwood or PB Bankshares within the past two years. Stephens expects to pursue future investment banking services assignments with participants in the proposed merger.

In the ordinary course of its business, Stephens Inc. and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of participants in the proposed merger.

Consideration to be Received in the Merger

Norwood will pay cash for a number of shares equal to approximately 20% of the PB Bankshares common stock outstanding immediately prior to the effective time of the merger and will issue shares of Norwood common stock for the remaining 80% of such shares. Under the terms of the merger agreement, PB Bankshares shareholders will be given the opportunity to elect to receive for each outstanding share of PB Bankshares common stock they own:

•	$19.75 in cash, without interest, which we refer to as “cash consideration”;

•	0.7850 of a share of Norwood common stock, which we refer to as “stock consideration”; or

•	with respect to certain PB Bankshares shares owned by such shareholder, the cash consideration, and with respect to all other PB Bankshares shares so owned, the stock consideration,

in each case, subject to the adjustment, election and allocation procedures specified in the merger agreement.

No fractional shares of Norwood common stock will be issued in connection with the merger. Instead, Norwood will make a cash payment to each PB Bankshares shareholder who would otherwise receive a fractional share.

The per share cash consideration of $19.75 is fixed. The 0.7850 exchange ratio for the stock consideration is fixed, subject to certain customary anti-dilution adjustments and a potential adjustment at Norwood’s option in certain circumstances involving a decline in Norwood’s stock price as described under “— Terminating the Merger Agreement” beginning on page 120. The per share value of the stock consideration, based upon Norwood’s closing stock price on October 27, 2025, the most recent practicable trading day before this proxy statement/prospectus was finalized, was $21.17 per share. The market value of the stock consideration will fluctuate with the price of Norwood common stock. At the time of completion of the merger, the market value of the stock consideration could be greater or less than the value of the cash consideration due to fluctuations in the market price of Norwood common stock.

Under the terms of the merger agreement, the aggregate consideration payable to PB Bankshares shareholders in the merger as of July 3, 2025 (based on an assumed price of $25.77 per share of Norwood common stock) was allocated approximately 20% in cash and 80% in Norwood common stock. The number of shares of PB Bankshares common stock to be converted into cash must equal 20% of the outstanding shares of PB Bankshares common stock. Approximately 510,463 shares of PB Bankshares common stock will be exchanged for the cash consideration. We call this number the cash consideration pool.

The allocation procedures in the merger agreement are intended to provide for an approximate 80% stock and 20% cash allocation among all outstanding PB Bankshares shares. Norwood common stock will be issued to PB Bankshares shareholders who make cash elections, on a pro rata basis, if more shareholders elect to receive cash than is available in the cash consideration pool, so that the aggregate number of shares of PB Bankshares common stock that will be exchanged for cash consideration in the merger does not exceed 20% of the outstanding shares of PB Bankshares common stock. Likewise, cash will be paid to PB Bankshares shareholders who make stock elections, on a pro rata basis, if fewer shareholders elect to receive cash than is available the cash consideration pool, so that the aggregate number of shares of PB Bankshares common stock that will be exchanged for cash consideration in the merger equals 80% of the outstanding shares of PB Bankshares common stock. See “— Allocation Procedures” below. The allocation of the mix of consideration payable to PB Bankshares shareholders in the merger will not be known until Norwood tallies the results of the cash/stock elections made by PB Bankshares shareholders, which will not occur until near or after the closing of the merger.

No guarantee can be made that PB Bankshares shareholders will receive the amounts of cash or stock they elect. As a result of the allocation procedures and other limitations contained in the merger agreement, as described in this proxy statement/prospectus, PB Bankshares shareholders may receive Norwood common stock or cash in amounts that vary from the amounts they elect to receive.

PB Bankshares is not making any recommendation as to whether PB Bankshares shareholders should elect to receive cash or Norwood common stock. Each PB Bankshares shareholder must make his or her own decision with respect to such election.

Election Procedures; Surrender of Stock Certificates

Each PB Bankshares shareholder should complete and return an election form, along with such shareholder’s PB Bankshares stock certificate(s), according to the instructions included with the form. The election form and related materials associated with making the election will be mailed concurrently, or shortly after, the mailing of the proxy statement/prospectus. The election form entitles such shareholders to elect to receive cash for some or all of their shares of PB Bankshares’ common stock or Norwood common stock for some or all of their shares of PB Bankshares’ common stock. The election deadline is the date specified in the election form and is the last day on which election forms will be accepted. If you do not send in the election form with your stock certificate(s) by the election deadline, you will be treated as though you had not made an election. Shares of PB Bankshares as to which no election is made with respect to the merger consideration shall be deemed to be non-election shares. Non-election shares will be deemed to be cash election shares to the extent necessary to have the total number of cash election shares equal the 20% aggregate cash limit. If less than all of the non-election shares need to be treated as cash election shares, then a sufficient number of non-election shares shall be deemed cash election shares and stock election Shares on a pro rata basis. To make an effective election, a PB Bankshares shareholder of record must submit a properly completed election form along with the stock certificate(s) to the exchange agent by the election deadline, which will be on or before 5:00 p.m., Eastern Time, on the date specified in the election form, and is the last day on which election forms will be accepted. An election form shall be deemed properly completed only if accompanied by one or more stock certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of PB Bankshares common stock covered by such election form, together with the duly executed transmittal materials included with the election form. Once a shareholder submits a properly completed election form along with the stock certificate(s) to the exchange agent, the shareholder may revoke that election by written notice to the exchange agent at any time before the election deadline, whereupon the exchange agent will promptly return all stock certificates to the revoking shareholder. After the election deadline, elections may not be revoked or changed, and the shareholder will no longer be able to transfer the shares of PB Bankshares common stock.

If you own shares of PB Bankshares common stock in “street name” through a broker or other financial institution, you should receive or seek instructions from the institution holding your shares concerning how to make your election. Any instructions must be given to your broker or other financial institution sufficiently in advance of the election deadline for record holders in order to allow your broker or other financial institution sufficient time to cause the record holder of your shares to make an election as described above. “Street name” holders may be subject to an election deadline earlier than the deadline applicable to holders of shares in registered form. Therefore, you should carefully read any materials you receive from your broker. If you instruct a broker to submit an election for your shares, you must follow such broker’s directions for revoking or changing those instructions.

If a PB Bankshares shareholder either (i) does not submit a properly completed election form on or before the election deadline or (ii) revokes its election form prior to the election deadline (without later submitting a properly completed election form prior to the election deadline), the shares of PB Bankshares common stock held by such shareholder shall be designated as non-election shares and will be converted into the right to receive the stock consideration or the cash consideration according to the allocation procedures specified in the merger agreement and summarized below. Any election form may be revoked or changed by the person submitting such election form to the exchange agent by written notice to the exchange agent only if such notice of revocation or change is actually received by the exchange agent at or prior to the election deadline. Stock certificates relating to any revoked election form will be promptly returned without charge. The exchange agent will have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made. All elections (whether cash or stock) will be revoked automatically if the merger agreement is terminated. PB Bankshares shareholders are urged to carefully read and follow the instructions for completion of the election form and to submit the form along with the stock certificate(s) in advance of the election deadline.

Allocation Procedures

The aggregate amount of cash and Norwood common stock that will be paid is subject to the allocation procedures described in detail below. Pursuant to such allocation procedures, if the number of cash election shares would exceed 20% of the outstanding PB Bankshares shares, a pro rata portion of those shares will be converted into the right to receive Norwood common stock in order to provide for the required cash/stock allocation among all outstanding PB Bankshares shares. Similarly, if the number of cash election shares is less than 20% of the outstanding PB Bankshares shares, all or a pro rata portion of the non-election shares and, if necessary, a pro rata portion of the stock election shares will be converted into the right to receive the cash consideration.

If the number of cash election shares is less than 20% of the outstanding PB Bankshares shares, then:

•	All cash election shares will be converted into the right to receive the cash consideration.

•

Non-election shares will be deemed to be cash election shares to the extent necessary to have the total number of cash election shares (together with dissenting shares) equal 20% of the outstanding PB Bankshares shares. If less than all of the non-election shares need to be treated as cash election shares, then a sufficient number of non-election shares will be deemed cash election shares on a pro rata basis such that the cash election shares plus the deemed cash election shares equal 20% of the outstanding PB Bankshares shares.

•

If all of the non-election shares are treated as cash election shares and the total number of cash election shares is still less than 20% of the outstanding PB Bankshares shares, a pro rata portion of each shareholder’s stock election shares will be converted into cash election shares so that the total number of cash election shares (together with dissenting shares) equals 20% of the outstanding PB Bankshares shares and the remaining stock election shares will be converted into the right to receive the stock consideration.

If the number of cash election shares is greater than 20% of the outstanding PB Bankshares shares, then:

•	All stock election shares and all non-election shares will be converted into the right to receive the stock consideration.

•

A pro rata portion of each shareholder’s cash election shares will be converted into stock election shares so that the remaining number of cash election shares (together with any dissenting shares) equals 20% of the outstanding PB Bankshares shares, the converted stock election shares will be converted into the right to receive the stock consideration, and the remaining cash election shares will be converted in the right to receive the cash consideration.

If the number of cash election shares equals 20% of the outstanding PB Bankshares shares, then all cash election shares will be converted into the right to receive the cash consideration and all stock election shares and non-election shares will be converted into the right to the stock consideration.

Exchange Procedures

The election form and related materials associated with making the election will be mailed concurrently or shortly after the mailing of the proxy statement/prospectus to PB Bankshares shareholders who hold shares of PB Bankshares common stock in registered form. If you wish to make an election with respect to any of your shares, you must submit an election form and transmittal materials and the certificates which represent your election shares to the exchange agent prior to the election deadline. Do not submit your stock certificates with your proxy card. You should only submit your stock certificates which represent your election shares with your properly completed election form and transmittal materials.

Exchange Agent. On the business day immediately prior to the effective time of the merger, Norwood will deliver or cause to be delivered to the exchange agent, in trust for the benefit of the holders of PB Bankshares common stock, (1) cash in an amount sufficient to allow the exchange agent to make cash consideration payments under the terms of the merger agreement and (2) certificates (or evidence of shares in book entry form) representing shares of Norwood common stock, which we refer to as the “new certificates,” each to be given to the holders of PB Bankshares common stock in exchange for old certificates representing shares of PB Bankshares common stock. Any such cash or new certificates remaining in the possession of the exchange agent six months after the effective time will be delivered to Norwood. Any holder of old certificates who has not exchanged his, her or its old certificates by that time will be entitled to look exclusively to Norwood, and only as a general creditor, for the consideration to which he, she or it may be entitled upon exchange of such old certificates.

Exchange Procedures. As promptly as practicable after the effective time of the merger, the exchange agent will mail a form of letter of transmittal to each person who was, immediately prior to the effective time, a holder of record of PB Bankshares common stock and who has either (i) not submitted their properly completed election form on or before the election deadline or (ii) revoked their election form prior to the election deadline (without later submitting a properly completed election form prior to the election deadline). The letter of transmittal will contain instructions for use in effecting the surrender of old certificates (to the extent such old certificates have not been surrendered together with the election forms) in exchange for the consideration to which such person may be entitled pursuant to the merger agreement, and will specify that delivery shall be effected, and risk of loss and title to the old certificates shall pass, only upon proper delivery of such certificates to the exchange agent. As soon as practicable after due surrender to the exchange agent of an old certificate for cancellation (to the extent such old certificates have not been surrendered together with the election forms) together with such letter of transmittal duly executed and completed, the holder of such old certificate will be provided a new certificate and a check in the amount to which such holder is entitled pursuant to the merger agreement, and the old certificate shall be canceled. Any amounts required to be deducted and withheld under state, local or foreign tax laws will be deducted and withheld from the consideration otherwise payable under the merger agreement.

Until you surrender your PB Bankshares stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the merger with respect to Norwood common stock into which any of your shares may have been converted. When you surrender your PB Bankshares stock certificates, to the extent you receive shares of Norwood common stock in exchange, Norwood will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no transfers on the stock transfer books of PB Bankshares of any shares of PB Bankshares common stock.

If a certificate for PB Bankshares common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification. The posting of a bond in a reasonable amount may also be required.

Accounting Treatment

Norwood will account for the merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. Using the acquisition method of accounting, the assets and liabilities of PB Bankshares will be recorded by Norwood at their respective fair values at the time of the completion of the merger. The excess of Norwood’s purchase price over the net fair value of the assets acquired and liabilities assumed will then be allocated to identified intangible assets, with any remaining unallocated cost recorded as goodwill. The value of the shares exchanged will be valued at the acquisition date and all merger-related costs will be expensed when incurred.

Material United States Federal Income Tax Consequences of the Merger

The following summary describes certain material U.S. federal income tax consequences of the merger to U.S. holders (as defined below). The summary is based on the Code, U.S. Treasury Department regulations promulgated thereunder (“Treasury Regulations”), judicial decisions, administrative rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of PB Bankshares common stock that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; (iii) a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or (iv) an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those U.S. holders that hold their PB Bankshares common stock as a capital asset within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary is for general information only, and it does not address all the U.S. federal income tax consequences that may be relevant to particular holders of PB Bankshares common stock in light of their investments or individual tax circumstances or to holders of PB Bankshares common stock that are subject to special rules under the U.S. federal income tax laws, such as:

•	banks and other financial institutions;

•	investors in partnerships, S corporations or other pass-through entities;

•	persons who are subject to alternative minimum tax;

•	insurance companies;

•	tax-exempt organizations;

•	mutual funds;

•	dealers in securities, commodities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	persons that hold PB Bankshares common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” for tax purposes (as defined in Section 985 of the Code) is not the U.S. dollar;

•	persons who are not citizens or residents of the United States;

•	holders who acquired their shares of PB Bankshares common stock through the exercise of an employee stock option or otherwise as compensation for services;

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

•	holders who actually or constructively own five percent or more of PB Bankshares common stock;

•	non-U.S. holders; and

•	governments or agencies or instrumentalities thereof.

If a partnership (or other entity or arrangement that is taxed as a partnership for U.S. federal income tax purposes) holds PB Bankshares common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the merger applicable to them.

In the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to you may be complex. Such consequences will depend on your specific situation and on factors that are not within the control of Norwood or PB Bankshares.

PB BANKSHARES SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL INCOME (INCLUDING THE ALTERNATIVE MINIMUM TAX), U.S. FEDERAL ESTATE, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.

Tax Consequences of the Merger. As a condition to the completion of the merger, Jones Walker LLP, Washington, DC, must have delivered an opinion to Norwood and Barley Snyder LLP must have delivered an opinion to PB Bankshares, each dated as of the closing date of the merger, to the effect that the merger will be treated as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The opinions will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transaction in a manner consistent with the opinions. The opinions will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this proxy statement/prospectus is a part) and certain other documents. In rendering the tax opinions, counsel will rely on representations of PB Bankshares and Norwood, to be updated as of the effective time of the merger (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification, and are executed by appropriate and authorized officers of PB Bankshares and Norwood). If any such assumption or representation is or becomes inaccurate, or if any condition contained in the merger agreement and affecting the opinion is breached or is waived by any party the U.S. federal income tax consequences of the merger could be adversely affected. The opinions will be based on statutory, regulatory and judicial authority existing as of the date of the opinions, any of which may be changed at any time with retroactive effect.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or on any court. Neither PB Bankshares nor Norwood intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinion.

Based on representations contained in representation letters of officers of PB Bankshares and Norwood, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the other matters set forth above, it is the opinion of Jones Walker LLP, Washington, DC, and Barley Snyder LLP that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and each of PB Bankshares and Norwood will be a party to such reorganization. Based upon the foregoing, and subject to the limitations and qualifications described herein, the material U.S. federal income tax consequences of the merger will generally be as follows:

•	no gain or loss will be recognized by PB Bankshares or Norwood as a result of the merger;

•

a holder who receives solely shares of Norwood common stock (or receives Norwood common stock and cash solely in lieu of a fractional share) in exchange for shares of PB Bankshares common stock generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of Norwood common stock (as discussed below);

•

gain (but not loss) will be recognized by a U.S. holder that receives shares of Norwood common stock and cash in exchange for shares of PB Bankshares common stock pursuant to the merger, and the amount of taxable gain will equal the lesser of (i) the amount by which the sum of the fair market value of the Norwood common stock and cash received (other than cash received in lieu of a fractional share of Norwood common stock) by the U.S. holder exceeds such U.S. holder’s tax basis in its PB Bankshares common stock and (ii) the amount of cash received by such U.S. holder;

•

subject to the discussion under “— Potential Recharacterization of Gain as a Dividend” below, gain or loss will generally be recognized by a U.S. holders that receives solely cash in exchange for shares of PB Bankshares common stock pursuant to the merger, in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis in shares of PB Bankshares common stock surrendered, and such gain or loss generally will be long-term capital gain or loss for any shares of PB Bankshares common stock for which the holder’s holding period is more than one year as of the effective date of the merger;

•

the aggregate tax basis of the Norwood common stock received by a U.S. holder in the merger (including fractional shares of Norwood common stock deemed received as described below) will be the same as the aggregate tax basis of the PB Bankshares common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received in lieu of a fractional share of Norwood common stock), and increased by the amount of gain recognized on the exchange (other than with respect to cash received in lieu of a fractional share in Norwood common stock) (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “— Potential Recharacterization of Gain as a Dividend”); and

•

the holding period of Norwood common stock received in exchange for shares of PB Bankshares common stock (including fractional shares of Norwood common stock deemed received as described below) will include the holding period of the PB Bankshares common stock for which it is exchanged.

If a U.S. holder acquired different blocks of PB Bankshares common stock at different times or at different prices, any gain or loss will generally be determined separately with respect to each block of PB Bankshares common stock, and the cash and shares of Norwood common stock received will be allocated pro rata to each such block of stock. A loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares, but a U.S. holder will be able to reduce its recognized capital gains by recognized capital losses in determining its income tax liability. Each U.S. holder should consult its own tax advisor with regard to identifying the basis or holding periods of the particular shares of Norwood common stock received in the merger.

Taxation of Gain. Except as described under “— Potential Recharacterization of Gain as a Dividend” below, gain that a U.S. holder recognizes in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held (or is treated as having held) its PB Bankshares common stock for more than one year as of the date of the merger.

For a non-corporate U.S. holder, the maximum U.S. federal income tax rate on long-term capital gains generally is 20%.

Potential Recharacterization of Gain as Dividend. All or part of the gain that a particular U.S. holder recognizes could be treated as having the effect of the distribution of dividend to such U.S. holder under the tests set forth in Section 302 of the Code. These tests are complex and dependent upon the specific factual circumstances particular to each U.S. holder and, in particular, the U.S. holder’s level of direct or indirect ownership of Norwood common stock. As such, it is not possible to provide an opinion as to the potential impact of these tests. If the results of these tests were to treat the receipt of cash as having the effect of the distribution of dividend, then all or a portion of the recognized gain would be treated as ordinary dividend income, which, for individuals, is taxed at the same federal rate as capital gain; however, none of the basis of the U.S. holder’s stock could be used to reduce the income attributable to such dividend income. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Cash Received Instead of a Fractional Share of Norwood Common Stock. A U.S. holder that receives cash in lieu of a fractional share of Norwood common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Norwood. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in the U.S. holder’s fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

Medicare Tax on Unearned Income. A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified gross income for the taxable year over a certain threshold ($125,000, $200,000 or $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally would include any capital gain recognized in connection with the merger (including any gain treated as dividend).

Backup Withholding and Information Reporting. U.S. holders, other than certain exempt holders (including a corporation and certain other persons who, when required, demonstrate their exempt status), that receive cash proceeds from the sale of PB Bankshares common stock pursuant to the merger through a broker (as defined under the Code, including a custodian, nominee, or other dealer acting on behalf of a holder), will be subject to information reporting to the IRS. Additionally, backup withholding generally will apply to any such payments if the U.S. holder fails to provide an accurate taxpayer identification number and certify that the taxpayer’s identification number is correct, is notified by the IRS that it is subject to backup withholding, or does not certify that it is not subject to backup withholding. If applicable, backup withholding will be imposed at a rate of 24%.

Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder that receives Norwood common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder that is required to file a U.S. federal income tax return and that is a “significant holder” receiving Norwood common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth such holder’s basis in the PB Bankshares common stock surrendered and the fair market value of the Norwood common stock and cash received in the merger. A “significant holder” is a U.S. holder that, immediately before the merger, owned at least 1% (by vote or value) of the outstanding stock of PB Bankshares or securities of PB Bankshares with a tax basis of $1 million or more.

This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

PB BANKSHARES SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL INCOME (INCLUDING THE ALTERNATIVE MINIMUM TAX), U.S. FEDERAL ESTATE, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS. THE SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, TAX ADVICE TO ANY PARTICULAR PB BANKSHARES SHAREHOLDER.

Regulatory Matters Relating to the Merger

Consummation of the merger and the bank merger are subject to receipt of certain regulatory approvals.

FDIC. Norwood intends to acquire PB Bankshares by way of a merger, whereby PB Bankshares will merge with and into Norwood, with Norwood as the surviving company, and by merging Presence Bank with Wayne Bank. The merger of Presence Bank with and into Wayne Bank is subject to the prior approval of the FDIC under the Bank Merger Act. Wayne Bank has filed an application with the FDIC to obtain prior approval of the merger of Presence Bank with and into Wayne Bank and the application is currently pending. In reviewing applications, the FDIC considers:

•	the effect of the transaction upon competition;

•	the financial and managerial resources and future prospects of the merging and resulting institutions;

•	the capital levels of the surviving institution;

•	the performance of the applicants in helping to meet the credit needs of the relevant communities, including low-and moderate-income neighborhoods;

•	the effectiveness of the merging banks in combatting money laundering activities; and

•	the convenience and needs of the community to be served.

The FDIC will not approve a transaction:

•	that would result in a monopoly or would be in furtherance of any combination, conspiracy or attempt to monopolize the business of banking in any part of the United States; or

•

whose effect in any section of the United States may be to substantially lessen competition, or tend to create a monopoly, or which in any other manner would be in restraint of trade, unless the probable effects of the transaction in meeting the convenience and needs of the community clearly outweigh the anti-competitive effects of the transaction.

Any transaction approved by the FDIC may not be completed until 30 days after the FDIC approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds. With the approval of the FDIC and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

Federal Reserve Bank of Philadelphia. Norwood is a bank holding company whose primary federal regulator is the Federal Reserve. Because the merger involves an acquisition by a bank holding company,

Norwood’s acquisition of PB Bankshares is subject to the prior approval of the Federal Reserve. Norwood has filed the application with the Federal Reserve for the acquisition of PB Bankshares and the application is currently pending.

Pennsylvania Department of Banking and Securities. The merger of Presence Bank with and into Wayne Bank is also subject to the prior approval of the Pennsylvania Department of Banking and Securities (the “Department”) under the Pennsylvania Banking Code of 1965. Wayne Bank has filed an application for approval of the bank merger with the Department and the application is currently pending. In determining whether to approve the application for the merger of Presence Bank with and into Wayne Bank, the Department will consider, among other factors, whether the bank merger would be consistent with adequate or sound banking and would not result in concentration of assets beyond limits consistent with effective competition. The Department will also consider the public interest and the needs and convenience of the area primarily to be served by Wayne Bank after the bank merger. Further, it is the policy of the Department to ensure the safe and sound conduct of banking organizations and to maintain public confidence in the business of banking and protect the public interest and the interests of depositors, creditors, and shareholders. These factors will be considered by the Department in connection with Wayne Bank’s application.

Status of Applications and Notices. Norwood and PB Bankshares have filed all required applications with applicable regulatory authorities in connection with the merger of PB Bankshares with Norwood and the merger of Presence Bank with Wayne Bank. There can be no assurance that all requisite approvals will be obtained, that such approvals will be received on a timely basis or impose, among other things, any condition or requirement that, in the good faith judgment of Norwood, would have a materially adverse impact on the business of Norwood and Wayne Bank If any such term, condition or restriction is imposed, either Norwood may elect not to consummate the merger. See “— Conditions to Completing the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the acquisition from the standpoint of the adequacy of the merger consideration to be received by PB Bankshares shareholders. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the acquisition.

Interests of PB Bankshares’s Directors and Executive Officers in the Merger

Share Ownership. On the PB Bankshares record date for the special meeting, all persons who served as a director or executive officer of PB Bankshares beneficially owned, in the aggregate, 377,915 shares of PB Bankshares common stock representing approximately 14.3% of the outstanding shares of PB Bankshares common stock.

As described below, certain of PB Bankshares’s executive officers and directors have interests in the merger that are in addition to, or different from, the interests of PB Bankshares’s shareholders generally. PB Bankshares’s board of directors was aware of these interests and took them into account when approving the merger. These interests and agreements include:

•

employment and severance agreements that provide for severance payments and other benefits following a change in control and a termination of employment by the employer for reasons other than cause, disability, retirement or death;

•

supplemental executive retirement agreements that provide for accelerated vesting and lump-sum payouts of previously accrued benefits and the crediting of additional amounts accrued for benefits in connection with a change in control;

•	retention bonus plans through which certain officers will receive bonuses if they remain employed with Norwood for a to be determined specified period following the merger;

•	following completion of the merger, Janak M. Amin, President and CEO of PB Bankshares and Presence Bank, will be appointed as chief operating officer of Norwood and Wayne Bank;

•

concurrently with the entering into of the merger agreement, Norwood entered into an employment agreement and a non-compete and non-solicitation agreement with Mr. Amin, such agreements to be effective upon completion of the merger;

•

On July 30, 2025, Norwood entered into additional employment agreements and non-competition and non-solicitation agreements with Larry W. Witt and Douglas L. Byers, executive officers of PB Bankshares, to be effective upon completion of the merger;

•

on or immediately after the effective time of the merger, Norwood and Wayne Bank will appoint two former non-employee directors of Presence Bank to the boards of directors of Norwood and Wayne Bank, for which service they will be compensated in the same manner as the existing directors of Norwood and Wayne Bank;

•

all non-employee directors serving on the board of directors of PB Bankshares as of the date of the merger agreement, who will not be selected to join the boards of Norwood and Wayne Bank, will be invited to join a newly-formed regional advisory board of Wayne Bank.

•	rights of PB Bankshares officers and directors to indemnification and directors’ and officers’ liability insurance for a period of up to six years following the merger;

•	immediate vesting of any unvested long-term incentive compensation awards, including stock options, restricted stock awards and deferred compensation awards.

In considering the recommendation of the board of directors of PB Bankshares to approve the merger agreement, you should be aware that executive officers and directors of PB Bankshares have interests in the merger that may be different from, or in addition to, their interests of PB Bankshares shareholders generally. These additional interests of PB Bankshares’s executive officers and directors may create potential conflicts of interest and cause these persons to view the proposed transaction differently than you may view it as a PB Bankshares shareholder. PB Bankshares’s board of directors was aware of these interests and took them into account, among other matters, in its decision to approve the merger agreement and the transactions contemplated thereby, including the merger.

Appointment of PB Bankshares Directors to the Norwood and Wayne Bank Board of Directors. On or immediately after the effective time of the merger, Norwood and Wayne Bank will appoint two former non-employee directors of Presence Bank to the boards of directors of Norwood and Wayne Bank. One appointee will be appointed as a member of the class of the Norwood board of directors with a term expiring at the annual meeting in the calendar year two years after the effective time of the merger and one with a term expiring in the calendar year three years after the effective time of the merger. The persons appointed will be compensated as directors by Norwood in accordance with Norwood’s normal practices.

Appointment of PB Bankshares Directors to Regional Advisory Board. All non-employee directors serving on the board of directors of PB Bankshares as of the date of the merger agreement who are not be selected to join the boards of Norwood and Wayne, will be invited to join a newly-formed regional advisory board.

Continued Director and Officer Indemnification of Liability and Insurance Coverage. For a period of six years following the effective time of the merger, Norwood has agreed to indemnify and hold harmless the directors and officers of PB Bankshares against all liability arising out of actions or omissions occurring at or before the effective time of the merger to the same extent as PB Bankshares currently provides for indemnification of its officers and directors. Additionally, for a period of six years following the effective time of the merger, Norwood has also agreed to maintain in effect PB Bankshares’s directors’ and officers’ liability insurance coverage or provide a policy with comparable coverage; provided, however, that Norwood shall not be obligated to make an aggregate premium payment for such six (6) year tail coverage period in respect of such policy (or coverage replacing such policy) which exceeds 150% of the annual premiums currently paid by PB Bankshares for such insurance.

Treatment of Stock Options

Certain directors and executive officers of PB Bankshares hold outstanding stock options to purchase shares of PB Bankshares common stock granted under the PB Bankshares 2022 Equity Incentive Plan (the “EIP”). The EIP, including the number of shares of PB Bankshares common stock reserved thereunder, has been previously approved by shareholders of PB Bankshares. The merger agreement provides that, at the effective time of the merger, each outstanding stock option granted under the EIP which is outstanding and unexercised, shall automatically become vested and shall be cancelled and, subject to PB Bankshares’s receipt of an option surrender agreement shall be converted into the right to receive from Norwood a cash payment in an amount, less required withholding taxes, equal to the product of (i) the number of shares of PB Bankshares Common Stock subject to the stock option, multiplied by (ii) the amount by which the Cash Consideration (the “Option Payment Amount”) exceeds the exercise price of such stock option. If the exercise price of a stock option is greater than the Option Payment Amount, then at the Effective Time of the Merger, such stock option shall be cancelled without any payment made in exchange therefor. Such payments to the former option holder shall be reported as compensation on IRS Form W-2 or 1099-NEC, as applicable.

Treatment of Restricted Stock

Certain directors and executive officers of PB Bankshares hold shares of PB Bankshares Penn restricted stock granted under the EIP. The merger agreement provides that, at the effective time of the merger, any vesting restrictions on each share of restricted stock units or restricted stock outstanding immediately prior thereto shall automatically lapse and the PB Bankshares restricted stock award shall be treated as issued and outstanding shares of PB Bankshares common stock. PB Bankshares shall withhold a sufficient amount of PB Bankshares common stock necessary to satisfy the tax withholding requirements associated with such vesting of such restricted stock award and shall provide the required tax reporting associated with the vesting of such restricted stock.

Change in Control Agreements with Executive Officers.

Presence Bank has previously entered into change in control agreements with Douglas Byers, Lindsay Bixler, William Sayre and Larry Witt. Pursuant to the merger agreement, the Company has agreed to honor these change in control agreements, which provide certain benefits in the event such employee’s employment is involuntarily terminated under specified circumstances, in connection with or following a change in control, such as the merger. Messrs. Byers and Witt have each entered into new employment agreements and non-competition and non-solicitation agreements with Norwood which supersede their change in control agreements.

The remaining change in control agreements provide that, in the event of an involuntary termination of employment following a change in control of Presence Bank by its successor without cause, or if such employee terminates his or her employment for “good reason”, as defined under such agreements, and such conditions are not remedied within 30 days following such notice of good reason, each employee subject to a change in control agreement is entitled to receive a lump sum payment equal to two (2.0) times the sum of (i) the employee’s annual base salary at the greater of either the date of the change in control or on the date the employee is terminated, plus (ii) the employee’s highest cash bonus paid over the prior three-year period. In addition, each employee will be entitled to receive from Norwood a lump sum payment equal to twelve months of reimbursement for the COBRA charge in effect at the time of the employee’s termination to cover the cost of the employee’s continuation of health coverage.

Merger-Related Executive Compensation for PB Bankshares’s Named Executive Officers

The following table sets forth the estimated potential benefits to PB Bankshares’s named executive officers in connection with a change in control of PB Bankshares or Presence Bank and assumes that the effective time of the merger will be January 1, 2026. If the merger closes after such date, then the estimated payments in connection with a change of control listed below may be different due to changes in annual base salary and bonus levels and the vesting of some of the stock options and restricted stock awards without regard to the change of control. This table does not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, and as a result, the actual amounts to be received by a named executive officer may differ materially from the amounts shown below.

The following table sets forth an estimate of the change in control severance payment that each executive would receive in the event of such termination of employment resulting from the merger as a change in control event.

Executive	Estimated Change in Control Severance Payment Amount ($) (1)		Estimated SERP Change in Control Additional Benefit ($) (4)	Estimated Value of Cash-Out of Stock Options ($) (5)	Estimated Value of Accelerated Vesting of Restrict Stock ($) (6)	Estimated Value of COBRA Benefits ($) (7)
Douglas L. Byers	570,841	(2)	$65,866	$218,475	$103,569	$—
Larry W. Witt	488,409	(2)	$56,355	$73,715	$28,029	$28,029
Janak M. Amin	1,762,993	(3)	$220,374	$518,567	$219,399	$20,759

(1)

This is an estimate of the change in control severance payment that each executive would receive in the event of such termination of employment resulting from the merger as a change in control event, including the reimbursement for medical insurance continuation for the applicable periods specified in the individual’s respective change in control agreement or employment agreement.

(2)

As of July 30, 2025, Mr. Byers and Mr. Witt each entered into an employment agreement and a non-competition and non-solicitation agreement with Norwood and Wayne Bank (See “Employment Agreements and Non-Competition and Non-Solicitation Agreements with Other Executive Officers” below). Accordingly, Mr. Byers and Mr. Witt are anticipated to continue as executive officers of Wayne Bank following the merger and, therefore, will not be eligible to receive a change in control severance payment amount under their Presence Bank change in control agreements.

(3)

As noted below at “Employment Agreement and Non-Competition Agreement with Mr. Janak M. Amin”, Mr. Amin has waived his right to any severance payment under his Presence Bank employment agreement as part of the terms of a new Employment Agreement and a Non-Competition and Non-Solicitation Agreement with Norwood and Wayne Bank, each dated as of July 7, 2025.

(4)

Each participant in the SERP will receive an additional accrual as a SERP benefit amount equal to the amount accrued to his SERP benefit during the 24 month period immediately prior to the date of the change in control. Such additional accrual is not contingent on any termination of employment.

(5)

The estimated value of the stock options being cashed-out equals the difference between the merger cash amount of $19.75 per share and the option exercise price times the total number of unexercised stock options held by such individual as of the merger date. This amount is calculated for both stock options which are presently exercisable and stock options which will have accelerated vesting as a result of the change in control event.

(6)

We have assumed the estimated value of the restricted stock with accelerated vesting as a result of the change in control event is calculated based upon the number of shares with accelerated vesting and the $19.75 cash consideration amount. The holder of such restricted stock may elect to receive the stock consideration or the cash consideration in exchange for these restricted stock awards,

(7)	Estimated value of payment of insurance premiums for continuation of medical insurance under COBRA for 12 months for Mr. Witt and 24 months for Mr. Amin.

Employment Agreement and Non-Competition and Non-Solicitation Agreement with Mr. Janak M. Amin

Employment Agreement. In connection with the merger, Mr. Janak M. Amin entered into a three-year employment agreement with Norwood and Wayne Bank, which will supersede Mr. Amin’s current employment agreement with Presence Bank at the effective time of the merger. In accordance with this employment agreement, Mr. Amin will serve as Chief Operating Officer of the combined companies following the completion of the merger with an annual base salary of $400,000. In addition, Mr. Amin will receive a stay bonus payable on the six-month anniversary date of the Effective Time of the Merger equal to $250,000 (the “Initial Stay Bonus”), a stay bonus of $175,000 payable on the first anniversary date of the Initial Stay Bonus payment and a stay bonus of $115,000 payable on the second anniversary date of the Initial Stay Bonus Payment. During the term of the agreement, Mr. Amin will be eligible to receive annual and long-term incentive awards on a discretionary basis. If Mr. Amin’s employment is terminated without cause or if Mr. Amin terminates his employment for good reason (as defined in the agreement), he would be entitled to receive a lump sum payment equal to his then annual base salary, plus any unpaid portion of the stay bonus. If such termination of employment occurs in connection with a future change in control of Norwood or Wayne Bank, Mr. Amin would receive a severance payment equal to two times his base salary plus a pro rata annual bonus payment. The employment agreement includes non-competition and non-solicitation provisions for the benefit of Norwood and Wayne Bank which expire the later of three years after termination of employment or the expiration date of the three-year Non-Competition and Non-Solicitation Agreement among Mr. Amin, Norwood and Wayne Bank, which commences on the effective date of the merger. The employment agreement also includes the provision for Wayne Bank to implement a salary continuation agreement (“Wayne SERP”) which will provide Mr. Amin with a supplemental retirement payment upon retirement from Wayne Bank following continuous employment with the Bank on a full-time basis as the Bank’s Executive Vice President and Chief Operating Officer for the period from the merger completion through Mr. Amin’s attainment of age 65 years of age or thereafter in an amount equal to $74,000 per year for ten (10) years thereafter, payable in 120 monthly payments (“Wayne SERP Benefit”). The Wayne SERP will provide that Mr. Amin will be vested in the annual financial reporting accrual amounts applicable to such Wayne SERP, which will then be payable as a monthly benefit beginning at age 65 for 120 monthly payments thereafter, in the event that he retires or otherwise terminates service as an employee of the Bank prior to his attainment of age 65, other than in the event of termination for Just Cause (as defined in the Employment Agreement) and provided that Mr. Amin complies with the non-compete and non-solicitation limitations as set forth in such Wayne SERP. In the event of Mr. Amin’s death, the Wayne SERP Benefit otherwise payable to him will be paid to his designated beneficiary.

Non-Competition and Non-Solicitation Agreement. In connection with the merger, Mr. Amin entered into a three-year Non-Competition and Non-Solicitation Agreement with Norwood and Wayne Bank. Such agreement provides that, for a period of three-years following the merger, Mr. Amin will not, within a defined geographic area, associate (including as a director, officer, employee, partner, consultant, agent or advisor) with a Competitive Enterprise, as defined in the agreement, and in connection with his associations, he will shall not engage, manage, operate, control, consult with or advise, or directly or indirectly consult with, advise, manage or supervise personnel engaged in any activity that is substantially similar to any activity in which he was engaged with PB Bankshares or Presence Bank prior to the Merger, or that is substantially similar to any activity for which he had direct or indirect managerial or supervisory responsibility with PB Bankshares or Presence Bank prior to the Merger. Such defined geographic area is the market areas of the Commonwealth of Pennsylvania within the counties of Chester, Cumberland, Dauphin, Lackawanna, Lancaster, Lebanon, Luzerne, Monroe, Pike and Wayne, or within the State of New York within the counties of Delaware, Sullivan, Ontario, Otsego and Yates, or any future market areas of Norwood or its subsidiaries (defined as the geographic area within fifty (50) miles of any newly established branch office or loan production office) opened by Norwood or its subsidiaries during the three-year restriction period (the “Non-Competition Restrictions”). In consideration of Mr. Amin’s obligations, agreements and covenants under this agreement, Norwood agrees to pay to the Executive the aggregate sum of One Million and Two Hundred and Forty-Four Thousand and Three Hundred and Ninety-Eight Dollars ($1,244,398.00) (the “Consideration”) payable simultaneous with the closing of the Merger. Such payment shall be subject to applicable tax withholding as may be deemed necessary by Norwood. Upon the execution of this agreement on July 7, 2025 by the parties, Mr. Amin has irrevocably waived any compensation which might otherwise become due and payable from PB Bankshares, Presence Bank, Norwood or Wayne Bank to him in accordance with the Employment Agreement between him and Presence Bank, dated March 1, 2021, with regard to any possible severance payments associated with any future termination of his employment with

PB Bankshares, Presence Bank, Norwood or Wayne Bank upon or following the merger. Further, Mr. Amin agrees that the Consideration shall be reduced in such manner and to such extent, but not below zero dollars, so that no such payments made in good faith hereunder, when aggregated with all other payments to be made to Mr. Amin by Norwood or Wayne Bank, shall be deemed an “excess parachute payment” for purposes of Section 280G of the Internal Revenue Code of 1986, as amended (“Code”), thereby subjecting Mr. Amin to liability for the payment of the excise tax provided at Section 4999(a) of the Code.

During the three-year restriction period, Mr. Amin also will not, in any manner, directly or indirectly (without the prior written consent of Norwood or Wayne Bank: (1) solicit any Client, as defined in the agreement, to transact business with a Competitive Enterprise or to reduce, end, diminish or refrain from doing any business with Norwood or any of its subsidiaries, or had previously done business with PB Bankshares or Presence Bank, whether or not such entity has continued its relationship with Norwood or Wayne Bank after the Merger, (2) transact business with any Client that would cause Mr. Amin or his associates to be a Competitive Enterprise, or (3) interfere with or damage any relationship between Norwood or any of its subsidiaries and a Client, including a prior Client of PB Bankshares or Presence Bank, whether or not such entity has continued its relationship with Norwood or Wayne Bank after the Merger. Also, he will not solicit anyone who is then an employee of Norwood or any of its subsidiaries (or who was an employee of Norwood or any of its subsidiaries, including PB Bankshares and Presence Bank prior to the Merger, within the prior 12 months) to resign from or refrain from renewing or extending their employment or to apply for or accept employment with any other business or enterprise other than Norwood or any of its subsidiaries (collectively, the “Non-Solicitation Restrictions”).

Employment Agreements and Non-Competition and Non-Solicitation Agreements with Other Executive Officers

Mr. Byers:

As of July 30, 2025, Mr. Byers entered into a three-year employment agreement with Norwood and Wayne Bank, which supersedes Mr. Byers’ current change in control agreement with Presence Bank. In accordance with this employment agreement, Mr. Byers will serve as Executive Vice President and Market President, Central Pennsylvania, of the combined companies following the completion of the merger with an annual base salary of $230,000. In addition, during the term of the agreement, Mr. Byers will be eligible to receive annual and long-term incentive awards on a discretionary basis. If Mr. Byers’s employment is terminated without cause or if Mr. Byers terminates his employment for good reason (as defined in the agreement), he would be entitled to receive a lump sum payment equal to his then annual base salary. If such termination of employment occurs in connection with a future change in control of Norwood or Wayne Bank, Mr. Byers would receive a severance payment equal to two times his base salary plus a pro rata annual bonus payment. The employment agreement includes non-competition and non-solicitation provisions for the benefit of Norwood and Wayne Bank to expire the later of (i) one year after termination of employment (in the case of non-solicitation) and (ii) six-months (in the case of non-competition), or the expiration date of the restrictions under the Non-Competition and Non-Solicitation Agreement among Mr. Byers, Norwood and Wayne Bank commencing on the effective date of the merger. Mr. Byers will also have use of an automobile suitable for business use .

As of July 30, 2025, Mr. Byers also entered into a three-year Non-Competition and Non-Solicitation Agreement with Norwood and Wayne Bank. Such agreement provides that for a period of three-years following the merger, Mr. Byers will adhere to the Non-Competition Restrictions and Non-Solicitation Restrictions referenced above as applicable to Mr. Amin. In consideration of Mr. Byers’ obligations, agreements and covenants under this agreement, Norwood agrees to pay to Mr. Byers the sum of $75,000.00 as of the date which is six (6) months following the Effective Time of the Merger, plus the sum of $75,000.00 on the one-year anniversary of the date of such payment and the sum of $75,000 on the two-year anniversary of the date of such payment thereafter (the “Consideration”); provided that Mr. Byers is in compliance with the terms of this agreement at the time of each such payment. In accordance with the agreement, Mr. Byers irrevocably waives any compensation which might otherwise become due and payable from PB Bankshares, Presence Bank, Norwood or Wayne Bank to him in accordance with his Change in Control Agreement between him and Presence Bank, dated March 1, 2021, with regard to any possible severance payments associated with any future termination of his employment with PB Bankshares, Presence Bank, Norwood or Wayne Bank upon or following the merger. Further, Mr. Byers agrees that the payments under this agreement shall be reduced in such manner and to such extent, but not below zero dollars, so that no such payments made in good faith hereunder when aggregated with all other payments to be made to Mr. Byers by Norwood or Wayne Bank shall be deemed an “excess parachute payment” for purposes of Section 280G of the Code of 1986, and thereby subjecting Mr. Byers to liability for the payment of the excise tax provided at Section 4999(a) of the Code.

Mr. Witt:

As of July 30, 2025, Mr. Witt entered into a three-year employment agreement with Norwood and Wayne Bank, which supersedes Mr. Witt’s current change in control agreement with Presence Bank. In accordance with this employment agreement, Mr. Witt will serve as Executive Vice President and Chief Information Officer of the combined companies following the completion of the merger with an annual base salary of $197,241. In addition, during the term of the agreement, Mr. Witt will be eligible to receive annual and long-term incentive awards on a discretionary basis. If Mr. Witt’s employment is terminated without cause or if Mr. Witt terminates his employment for good reason (as defined in the agreement), he would be entitled to receive a lump sum payment equal to his then annual base salary. If such termination of employment occurs in connection with a future change in control of Norwood or Wayne Bank, Mr. Witt would receive a severance payment equal to two times his base salary plus a pro rata annual bonus payment. The employment agreement includes non-competition and non-solicitation provisions for the benefit of Norwood and Wayne Bank to expire the later of (i) one year after termination of employment (in the case of non-solicitation) and (ii) six-months (in the case of non-competition), or the expiration of such restrictions under the Non-Competition and Non-Solicitation Agreement among Mr. Witt, Norwood and Wayne Bank commencing on the effective date of the merger.

As of July 30, 2025, Mr. Witt also entered into a three-year Non-Competition and Non-Solicitation Agreement with Norwood and Wayne Bank. Such agreement provides that for a period of one year following the merger, Mr. Witt will adhere to the Non-Competition Restrictions referenced above as applicable to Mr. Amin and for a period of three years following the merger the Non-Solicitation Restrictions. In consideration of Mr. Witt’s obligations, agreements and covenants under this agreement, Norwood agrees to pay to Mr. Witt the sum of $100,000.00 upon the Effective Time of the Merger, plus the sum of $50,000.00 on the one-year anniversary of such payment and the sum of $50,000.00 on the two-year anniversary of the such payment thereafter; provided that Mr. Witt is in compliance with the terms of this agreement at the time of each such payment. In accordance with the agreement, Mr. Witt irrevocably waives any compensation which might otherwise become due and payable from PB Bankshares, Presence Bank, Norwood or Wayne Bank to him in accordance with his Change in Control Agreement between him and Presence Bank, dated March 1, 2021, with regard to any possible severance payments associated with any future termination of his employment with PB Bankshares, Presence Bank, Norwood or Wayne Bank upon or following the merger. Further, Mr. Witt agrees that the payments shall be reduced in such manner and to such extent, but not below zero dollars, so that no such payments made in good faith hereunder when aggregated with all other payments to be made to Mr. Witt by Norwood or Wayne Bank shall be deemed an “excess parachute payment” for purposes of Section 280G of the Code of 1986, and thereby subjecting Mr. Witt to liability for the payment of the excise tax provided at Section 4999(a) of the Code.

Employee Matters

Nothing in the merger agreement shall be construed as constituting an employment agreement between Norwood, Wayne Bank or any of their affiliates and any officer or employee of PB Bankshares or any of its subsidiaries or an obligation on the part of Norwood, Wayne Bank or any of their affiliates to employ any such officers or employees.

Employees of PB Bankshares and of Presence Bank as of the date of the merger agreement who remain employed by PB Bankshares or Presence Bank as of the effective time of the merger and whose employment is terminated by PB Bankshares, Norwood or Wayne Bank (absent termination for cause as determined by the employer) as of or within one year after the effective time of the merger shall receive severance pay equal to two weeks of such employee’s base weekly pay for each full year of completed employment service commencing with any such employee’s most recent hire date with PB Bankshares or Presence Bank and ending with such employee’s termination date with PB Bankshares, Norwood or Wayne Bank, with a minimum severance payment to an individual equal to four weeks of base pay and a maximum payment equal to 26 weeks of base pay, provided that such terminated employees shall enter into a release of claims against PB Bankshares, Presence Bank, Norwood and Wayne Bank acceptable in form and substance to Norwood and Wayne Bank.

In the event that Norwood terminates any of PB Bankshares’s health and welfare benefit plans, programs, insurance and other policies, all employees of PB Bankshares or any of its subsidiaries who continue employment with Norwood or any subsidiary of Norwood following the effective time of the merger will become eligible to participate in Norwood’s or Wayne Bank’s medical, dental, health and disability plans without any gap or interruption in coverage. With respect to each Norwood health plan, Norwood and Wayne Bank shall cause each such plan to (1) waive any waiting period limitation or evidence of insurability requirement under said plans to the extent such limitations have been satisfied under the PB Bankshares health plan, and (2) waive any pre-existing condition limitations under such plans to the extent such conditions for such participant are covered under the applicable PB Bankshares health plan.

At the effective date of the merger, Norwood will establish a retention bonus pool estimated to be approximately $125,000 in the aggregate for Presence Bank employees. Such retention bonuses will be paid to selected Presence Bank employees who have not entered into an employment agreement with Norwood who continue their employment with Norwood or Wayne Bank for a minimum of three months after completion of the merger.

PB Bankshares and Presence Bank shall take all such actions as may be necessary to terminate the Presence Bank Employee Stock Ownership Plan (“ESOP”) with a plan termination date effective on the day immediately prior to the Effective Time of the Merger (the “ESOP Termination Date”). No new participants shall be admitted to the ESOP on or after the ESOP Termination Date and all existing ESOP participants accounts shall become fully vested and 100% non-forfeitable. Presence Bank shall direct the ESOP trustee to remit a sufficient number of the shares of PB Bankshares Common Stock allocated to the suspense account pursuant to the ESOP (the “Suspense Shares”) back to PB Bankshares to repay the outstanding ESOP loan, which promissory note is held by PB Bankshares, in full, with each remitted share to be valued equal to the closing price of PB Bankshares Common Stock on the day immediately prior to the ESOP Termination Date. All remaining shares of PB Bankshares Common Stock held by the ESOP as of the Effective Time of the Merger shall be exchanged for the Merger Consideration as elected by the ESOP trustee. After repayment of the outstanding ESOP loan and the exchange of the balance of the Common Stock held by the ESOP for the Merger Consideration, the Merger Consideration received upon conversion of the remaining Suspense Shares shall be deemed to be earnings on ESOP trust assets to be allocated as earnings to the accounts of the ESOP participants who are employed as of the ESOP Termination Date based on their account balances under the ESOP as of the ESOP Termination Date. Participant account assets will be distributed to ESOP participants after the receipt of a favorable determination letter from the IRS. PB Bankshares shall use its best efforts, prior to the Effective Time of the Merger, to take all such actions as are necessary (determined in consultation with Norwood) to prepare and file the application for a favorable determination letter for the ESOP with the IRS, and following the Closing, Norwood shall use its best efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the ESOP as may be required by the IRS as a condition to its issuance of a favorable determination letter). Promptly following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the participant account balances in the ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct.

Stock Market Listing

Norwood common stock is listed for trading on NASDAQ Global Market under the symbol “NWFL.” PB Bankshares common stock is listed on NASDAQ Capital Market under the symbol “PBBK.” In the merger, the PB Bankshares common stock currently listed on NASDAQ Capital Market will be delisted and deregistered under the Exchange Act.

Under the terms of the merger agreement, Norwood will cause the shares of Norwood common stock to be issued in the merger to be approved for listing on NASDAQ Global Market, subject to official notice of issuance. The merger agreement provides that neither Norwood nor PB Bankshares will be required to complete the merger if such shares are not authorized for listing on NASDAQ, subject to notice of issuance. Following the merger, shares of Norwood common stock will continue to be traded on NASDAQ.

No Appraisal or Dissenters’ Rights in the Merger

Under the Maryland General Corporation Law, and pursuant to the PB Bankshares’ articles of incorporation, holders of PB Bankshares common stock are not entitled to appraisal rights in the merger with respect to their shares of PB Bankshares stock.

Time of Completion

The closing of the merger will take place at 10:00 a.m. local time on the day that the effective time of the merger occurs, or such other date, time and place as the Norwood and PB Bankshares may agree. Norwood and PB Bankshares are working to complete the merger quickly. It is currently expected that the merger will be completed in the fourth quarter of 2025 or the first quarter of 2026. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	approval of the merger agreement by the requisite vote of shareholders of PB Bankshares;

•

receipt of all required regulatory approvals, the expiration of all statutory waiting periods and the satisfaction of all conditions to the consummation of the merger set forth in the regulatory approvals;

•

there shall be no pending causes of action, investigations or proceedings (1) challenging the validity or legality of the merger agreement or the consummation of the merger, or (2) seeking damages in connection with the merger, or (3) seeking to restrain or invalidate the merger; unless actual or threatened causes of action, investigations or proceedings would not have a material adverse effect with respect to the interests of Norwood or PB Bankshares, as the case may be;

•	no judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraints or prohibition preventing the completion of the merger shall be in effect;

•

no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by a regulatory authority that prohibits, restraints, or makes illegal the consummation of the merger;

•	Norwood’s registration statement of which this proxy statement/prospectus is a part shall have been declared effective by the Securities and Exchange Commission;

•	the shares of Norwood common stock shall have been approved for listing on the NASDAQ, subject to official notice of issuance;

•

Norwood and PB Bankshares shall have received opinions from their respective legal counsel to the effect that the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

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the other party having performed in all material respects its obligations under the merger agreement and the other party’s representations and warranties being true and correct in all material respects as of the effective time of the merger;

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Norwood and PB Bankshares shall have each delivered to the other a certificate of their Chief Executive Officer dated as of the closing date of the merger as to the satisfaction of the closing conditions, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of PB Bankshares and Norwood under Articles 3 and 4, respectively, of the merger agreement; and

•	since the date of the merger agreement, there shall not have occurred any “material adverse effect” (as defined in the merger agreement) with respect to the parties to the merger agreement.

Norwood’s obligations to consummate the merger are also conditioned on the following:

•

None of the approvals, consents or waivers of the regulatory authorities required to permit consummation of the transactions contemplated by merger agreement shall (i) contain terms or conditions which would (a) require or could reasonably be expected to require (1) any divestiture by Norwood of a portion of the business of any Subsidiary of Norwood or (2) any divestiture by PB Bankshares or Presence Bank of a portion of their businesses, in either case, which Norwood, in its good faith judgment, believes will have a materially adverse impact on the business of Norwood and Wayne Bank or PB Bankshares or Presence Bank, as the case may be; or (ii) impose any condition or requirement that, in the good faith judgment of Norwood, (i) will have a materially adverse impact on the business of Norwood and Wayne Bank or PB Bankshares and Presence Bank, as the case may be, or (ii) impose any condition upon Norwood or Wayne Bank, which in Norwood’s good faith judgment (x) would be materially burdensome to Norwood and Wayne Bank, (y) would materially increase the costs incurred or that will be incurred by Norwood as a result of consummating the merger or (z) would prevent Norwood from obtaining any material benefit contemplated by it to be attained as a result of the Merger;

•

PB Bankshares shall have delivered a certificate to Norwood that, other than as set forth in such certificate, PB Bankshares is not aware of any pending or threatened claim under the directors and officers insurance policy or the fidelity bond coverage of PB Bankshares; and

•	CSB Investments, a wholly-owned subsidiary of Presence Bank, shall have been liquidated or merged with and into Presence Bank.

PB Bankshares’s obligation to consummate the merger is also conditioned upon the delivery by Norwood to the exchange agent of the cash consideration and stock consideration.

Although we anticipate that the closing will occur in the fourth calendar quarter of 2025 or the first quarter of 2026, because the satisfaction of certain of these conditions is beyond our control, we cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

Conduct of Business Before Completion of the Merger

PB Bankshares has agreed that, among other things, until completion of the merger, it and its subsidiaries will not, without the prior written consent of Norwood, except as required by law or regulation or any governmental entity:

(i) change, delete or add any provision of or to the articles of incorporation or bylaws or other governing documents, or appoint any new director to the board of directors, of PB Bankshares or Presence Bank;

(ii) change the number of shares of its authorized, issued or outstanding capital stock, including any issuance, purchase, redemption, split, combination or reclassification thereof, or issue or grant any option, warrant, call, commitment, subscription, right or agreement to purchase relating to its capital stock, or declare, set aside or pay any dividend or other distribution with respect to its outstanding capital stock;

(iii) incur any material liabilities or material obligations (other than brokered deposits and other than borrowings from the FHLB of up to $5.0 million with maturities of two years or less in the ordinary course of business), whether directly or by way of guaranty, including any obligation for borrowed money, or whether evidenced by any note, bond, debenture, or similar instrument;

(iv) make any capital expenditures individually in excess of $25,000 other than expenditures necessary to maintain existing assets in good repair;

(v) sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

(vi) except as disclosed in a PB Bankshares disclosure schedule, increase the rate of compensation of (except for increases in compensation already granted in 2025), or pay any bonuses or severance compensation to any employee, officer, director or other person; enter into any new or amend any existing employment, severance, change in control, consulting, non-competition or independent contractor agreement with any person; alter the terms of any existing incentive bonus or commission plan; adopt any new or amend any existing employee benefit plan except as required by law; grant any increase in compensation or fringe benefits to its directors, officers or employees, provided that Bankshares and the Bankshares Subsidiaries may grant reasonable salary increases to their officers, directors and employees in the ordinary course of business of not more than 3% per individual, not to exceed $100,000 in the aggregate for the 2025 calendar year and subsequent years, and to the extent consistent with past practice, in magnitude and otherwise; amend, modify or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice; provided, however, the Company will not make any discretionary contributions to the Company’s 401(k) Plan which are not otherwise made in the ordinary course of business consistent with past practice; or make any contribution to the ESOP, forgive any indebtedness with respect to the Bankshares ESOP loan or take any action that would cause a release of any suspense shares, except as required by operation of the ESOP or in the ordinary course of business consistent with past practice;

(vii) except as set forth in a PB Bankshares disclosure schedule, hire any new employees on any basis other than “at will”, and except as necessary to fill existing vacancies;

(viii) enter into, amend or extend any material certificate or agreement, lease or license relating to real property, personal property, data processing or bankcard functions that involves an aggregate of $10,000 or more;

(ix) make any equity investment, either by purchase of stock or securities, contribution of capital, property transfers, or purchase any property or assets of any person or acquire direct or indirect control of any person other than in connection with foreclosures in the ordinary course of business;

(x) enter into, renew, extend additional credit, modify, reclassify or increase aggregate exposure of, any assets classified as special mention, substandard, doubtful, loss, nonaccrual, past due more than 60 days or troubled debt restructurings;

(xi) engage or participate in any lending activities, including modifications to any loans existing on the date hereof, or purchase any loan or loan participation, in each case other than in the ordinary course of business; provided, however, Presence Bank shall consult with Norwood with respect to the origination, purchase or extension of all loans with a principal amount in excess of $2.0 million or any loan participations in excess of $2.0 million;

(xii) sell or lease all or any substantial portion of the assets or business of Presence Bank; file any applications or make any contract with respect to branching by Presence Bank (whether de novo, purchase, sale, closure or relocation) or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property;

(xiii) form any new subsidiary;

(xiv) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business and in a manner, and pursuant to policies, consistent with past practices;

(xv) take any action that is intended or may reasonably be expected to result in any of the conditions to the merger set forth not being satisfied;

(xvi) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business;

(xvii) purchase or sell or otherwise acquire any investment securities other than those issued by the U.S. Treasury, a U.S. agency or government sponsored enterprise with a maximum remaining maturity of five years or less;

(xviii) commence any cause of action or proceeding other than in accordance with past practice or settle any action, claim, arbitration, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry or other proceeding against it for material money damages or material restrictions upon any of their operations;

(xix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing agreement or indebtedness to which it is a party, other than in the ordinary course of business, consistent with past practices;

(xx) except for swaps entered into in the ordinary course of business with customers to hedge their interest rate exposure, enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xxi) purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(xxii) purchase or sell any participation interest in any loan other than in the ordinary course of business consistent with past practice; or

(xxiii) agree to do any of the foregoing.

Norwood has agreed that, until completion of the merger, it and its subsidiaries will not, without the prior written consent of PB Bankshares, except as required by law or regulation or any governmental entity:

(i) amend, repeal or modify any provision of its articles of incorporation or bylaws in a manner that would materially and adversely affect PB Bankshares or the ability to consummate the transactions contemplated by the merger agreement;

(ii) knowingly take any action that is intended to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger;

(iii) knowingly take action that would prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368 of the Internal Revenue Code;

(iv) take any action that is intended or may reasonably be expected to result in any of the conditions to the merger not being satisfied; or

(v) agree to do any of the foregoing.

Covenants of PB Bankshares and Norwood in the Merger Agreement

Agreement Not to Solicit Other Proposals. Under the terms of the merger agreement, PB Bankshares has agreed not to initiate, solicit, encourage or facilitate, directly or indirectly, any inquiries or proposals from any third party relating to an acquisition of PB Bankshares, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances prior to shareholder approval of the merger agreement, in response to an unsolicited bona fide acquisition proposal from a third party if the PB Bankshares board determines, in its good faith judgment of (after consultation with and considering the advice of its legal counsel and financial advisor) that (i) failure to take such action would be reasonably likely to cause the directors to breach their fiduciary duties and (ii) such proposal is reasonably likely to result in a “superior proposal” as compared to the terms of the merger with Norwood, PB Bankshares may furnish information regarding PB Bankshares and participate in discussions and negotiations with such third party. PB Bankshares has agreed to submit the merger agreement for adoption by its shareholders. The PB Bankshares board of directors has recommended that its shareholders vote in favor of adopting the merger agreement and has agreed that it will not withdraw, qualify or adversely modify its recommendation to its shareholders to vote in favor of adoption of the merger agreement, except as permitted under the merger agreement in connection with an unsolicited acquisition transaction proposal after giving effect to any adjustments that may be offered by Norwood.

Certain Other Covenants. The merger agreement also contains other agreements relating to the conduct of Norwood and PB Bankshares before consummation of the merger, including the following:

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PB Bankshares will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of Norwood and to report the general status of the ongoing operations of PB Bankshares and will promptly notify Norwood of any material change in the normal course of business or the operations or the properties of PB Bankshares;

•	On a monthly basis, Presence Bank shall provide Norwood a written list of nonperforming assets as of the prior month end and will provide Norwood with a schedule of all loan approvals;

•

To the extent permitted by law, Presence Bank shall promptly inform Norwood upon receiving notice of each legal, administrative, arbitration or other proceeding, demand, notice, audit or investigation;

•	PB Bankshares will give Norwood access during normal business hours to all properties, books, contracts, documents and records of PB Bankshares and Presence Bank as Norwood may reasonably request;

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if requested by Norwood, PB Bankshares will provide Norwood with a copy of the meeting agenda and board informational packages in advance of any regular or special board meetings; however, PB Bankshares may redact certain information from such packages;

•

After the receipt of all regulatory approvals required for the consummation of the merger, PB Bankshares will make all reasonable efforts to cause its data processing service providers to cooperate and assist Norwood in connection with its preparations for an electronic and systematic conversion after the effective time of the merger of all applicable data regarding PB Bankshares to Wayne Bank’s system of electronic data processing. In addition, PB Bankshares will make reasonable arrangements during normal business hours to permit personnel and representatives of Wayne Bank to train PB Bankshares’ employees in Wayne Bank’s system of electronic data processing;

•

Norwood will prepare and file the Registration Statement on Form S-4 with the SEC in connection with the issuance of Norwood common stock in the merger (including the proxy statement/prospectus and other proxy solicitation materials of PB Bankshares;

•

PB Bankshares will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement to be held no later than 50 days after the registration statement is declared effective;

•	each party shall have the right to review any filing made with, or written material submitted to, any government agencies in connection with the transactions contemplated by the merger agreement;

•

each party will furnish the other with all information concerning itself, its subsidiaries, directors, trustees, officers, shareholders and depositors, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of either party to any governmental body in connection with the transactions, applications or filings contemplated by the merger agreement;

•	PB Bankshares will deliver to Norwood, as of the date of the merger agreement, a voting agreement executed by each director and executive officer of PB Bankshares;

•	each party will promptly furnish the other party with copies of written communications received by them or their respective subsidiaries from any government body in respect of the merger;

•	PB Bankshares and Norwood will consult with one another prior to issuing any press release or other public disclosure related to the merger;

•

PB Bankshares’s board of directors will recommend at the meeting of PB Bankshares’s shareholders that the shareholders vote to approve the merger agreement and will use its reasonable best efforts to solicit shareholder approval;

•

Norwood will establish a retention bonus plan pursuant to which identified PB Bankshares employees who have not entered into an employment agreement with Norwood will be entitled to a retention bonus if they remain employed with Wayne for a specified duration following the merger.

Voting Agreements

The following section summarizes material provisions of the separate voting agreements (each, a “voting agreement”), dated as of July 7, 2025, between Norwood and each of PB Bankshares’ directors and executive officers. A form of the voting agreements is attached to this proxy statement/prospectus as Annex C and is incorporated by reference herein and qualifies the following summary in its entirety. The rights and obligations of parties to the voting agreements are governed by the voting agreement and not by this summary or any other information contained in or incorporated by reference into this proxy statement/prospectus. PB Bankshares stockholders are urged to read the form of voting agreement carefully and in its entirety, as well as this proxy statement/prospectus and the information incorporated by reference into this proxy statement/prospectus, before making any decisions regarding the proposals.

Pursuant to the separate voting agreements between Norwood and each of the PB Bankshares directors and executive officers, which were executed concurrently with the execution of the merger agreement, the directors and executive officers of PB Bankshares have agreed:

•

to vote, or cause to be voted, all of the shares over which they have sole voting power, in person or by proxy, (a) for approval of the merger agreement at any meeting of the PB Bankshares shareholders duly held for such purpose and (b) against any action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Agreement, unless and until the merger agreement is terminated;

•	they will use their reasonable efforts to cause any shares over which they share voting power to be voted in the same manner as described above;

•

they will not, nor will they permit any entity under their control to, deposit any of the shares over which they hold or share voting power in a voting trustor subject any of the shares to any arrangement with respect to the voting of the shares, in each case in any manner inconsistent with the voting agreement;

•

they will not sell, transfer, pledge, give, hypothecate, assign or otherwise alienate or transfer, by proxy or otherwise, any shares over which they share or hold the power of disposition or any of their voting rights with respect to the shares; and

•

each PB Bankshares director (who is not an employee of Presence Bank) also agreed as part of the voting agreement, in order to support this proposed transaction, not to engage in any Competition (as defined in such agreement) with Norwood, Wayne Bank, PB Bankshares or Presence Bank or any affiliate or subsidiary of any of the foregoing for a period of twelve months after the Effective Time of the Merger or six months following cessation of his or her service as a member of a regional advisory board to be established by Norwood or Wayne Bank following the Effective Time of the Merger.

The voting agreements were executed as a condition of Norwood’s willingness to enter into the merger agreement.

On the record date, these directors and executive officers beneficially owned and had the sole power to vote an aggregate of 377,915 shares, which they have agreed to vote in favor of the merger agreement at the PB Bankshares stockholder meeting. These shares represent approximately 14.3% of the outstanding shares of PB Bankshares common stock.

No separate consideration was paid to any of the directors or executive officers for entering into these voting agreements. However, the directors and executive officers of PB Bankshares may be deemed to have interests in the merger as directors and executive officers that are different from or in addition to those of other PB Bankshares stockholders. See the section titled “The Merger — Interests of PB Bankshares’s Directors and Executive Officers in the Merger” beginning on page 95 of this proxy statement/prospectus for a complete description of these interests.

Representations and Warranties Made by PB Bankshares and Norwood in the Merger Agreement

PB Bankshares and Norwood have made certain customary representations and warranties to each other in the merger agreement relating to their respective businesses. For information on these representations and warranties, please refer to the merger agreement attached as Annex A. The representations and warranties must be true in all material respects through the completion of the merger unless any inaccuracies would not result in a material adverse effect. See “— Conditions to Completing the Merger.”

The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement and are made as of specific dates, were solely for the benefit of the parties to the merger agreement and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the merger agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

Terminating the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, as follows:

•	by the mutual consent in writing of either party;

•

by either party, if the shareholders of PB Bankshares fail to approve the merger agreement; provided, however, that no termination right shall exist for PB Bankshares if, prior to such shareholder vote, the board of directors of PB Bankshares shall have withdrawn, amended or modified, or propose or resolve to withdraw, amend or modify, the recommendation of PB Bankshares’ board of directors that PB Bankshares’ shareholders vote in favor of approval of the merger agreement or make any statement in connection with the PB Bankshares special meeting inconsistent with such recommendation (this is referred to as a “change in recommendation”);

•	by either party, if a required regulatory approval, consent or waiver is denied;

•	by either party if the conditions precedent to its obligations to consummate the merger cannot be satisfied by July 31, 2026;

•

by either party, if the merger is not consummated by July 31, 2026, or other mutually agreed upon later date, unless failure to complete the merger by that time is due to a breach of a representation, warranty or covenant by the party seeking to terminate the merger agreement;

•

by either party, if the other party materially breaches any representation, warranty, covenant or agreement contained in the merger agreement, or in the event of an inaccuracy of any representation or warranty by the other party, in either case that has not been cured within 30 days following written notice to such party;

•

by Norwood, if PB Bankshares fails to hold its shareholder meeting to vote on the merger within the time frame set in the merger agreement or if PB Bankshares’s Board of Directors either (i) fails to recommend that the shareholders of PB Bankshares vote in favor of the adoption of the merger agreement, or (ii) makes a change in recommendation;

•

by PB Bankshares, if prior to the approval of the merger agreement by the shareholders of PB Bankshares, it receives a superior proposal from a third party that, in the good faith determination of the PB Bankshares board (after consulting with legal counsel and financial advisors) that failure to pursue such superior proposal is reasonably likely to cause the directors of PB Bankshares to breach their fiduciary duties under applicable law, and, provided that Bankshares is not in breach of the provisions of the merger agreement and Norwood does not make an offer at least as favorable to PB Bankshares within five calendar days after notice; or

•

by PB Bankshares, at any time during the five-day period commencing on the 15th calendar day immediately prior to the closing date of the merger (the “Determination Date”) if both of the following conditions are satisfied:

•

the average of the daily closing sales prices for the Norwood common stock for the 20 consecutive trading days immediately preceding the Determination Date (the “Norwood Market Value”), is less than 80% of the initial Norwood market value of $25.77; and

•

the number obtained by dividing the Norwood Market Value on the Determination Date by the initial Norwood market value of $25.77 is less than the number obtained by dividing the average closing prices of the KBW NASDAQ Regional Bank Index for the 20 consecutive trading days immediately preceding the Determination Date divided by the closing value of KBW NASDAQ Regional Bank Index on July 3, 2025 minus 0.20; unless within five business days of notice of such termination, Norwood notifies PB Bankshares that it will increase the exchange ratio for the stock consideration so that the Norwood Market Value is equal to a dollar amount that is the lesser of $20.62 or the amount obtained by reducing the initial Norwood market value ($25.77) by the percentage change in the KBW NASDAQ Regional Bank Index less 20 percentage points.

Termination Fee

The merger agreement requires PB Bankshares to pay Norwood a fee of $2.4 million if the merger agreement is terminated in certain circumstances. Specifically, termination of the merger agreement in the following circumstances would require PB Bankshares to pay the termination fee:

•

PB Bankshares terminates the merger agreement to accept a proposal which the PB Bankshares board of directors reasonably determines, after consultation with its financial advisor and legal counsel, to be (i) more favorable to its shareholders from a financial point of view than the merger (taking into account any changes to the financial terms of the merger agreement proposed by Norwood in response to such offer) and (ii) reasonably capable of being completed (referred to in the merger agreement as a “superior proposal”) with respect to a merger or consolidation or any similar transaction (referred to in the merger agreement as an “acquisition transaction”);

•

Norwood terminates the merger agreement because PB Bankshares has materially breached its obligations under the no solicitation provisions of the merger agreement, fails to recommend approval of the merger agreement or changes its recommendation after recommending approval, and the PB Bankshares’ shareholders fail to approve the merger agreement; and

•

Norwood terminates the merger agreement because (i) PB Bankshares knowingly and intentionally breaches certain covenants or agreements or representations and warranties (which cannot be cured) and Norwood is not in material breach, (ii) prior to the special meeting, an acquisition proposal was publicly announced, and (iii) within 12 months after termination of the merger agreement, PB Bankshares consummates or enters into an agreement with respect to a superior proposal.

Expenses

Each of Norwood and PB Bankshares will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Merger Agreement

Before the completion of the merger, Norwood and PB Bankshares may agree to waive, amend or modify any provision of the merger agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting under the provisions of the Financial Accounting Standards Board Accounting Standards Codification 805, “Business Combinations”, giving effect to the proposed merger of PB Bankshares with and into Norwood, with Norwood as the surviving corporation. Under this method, PB Bankshares assets and liabilities as of the date of the acquisition will be recorded at their respective fair values and added to those of Norwood. Any difference between the purchase price for PB Bankshares and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. The goodwill resulting from the acquisition will not be amortized to expense but instead will be reviewed for impairment at least annually. Any core deposit intangible and other intangible assets with estimated useful lives to be recorded by Norwood in connection with the acquisition will be amortized to expense over such intangible asset’s estimated useful life. The financial statements of Norwood issued after the acquisition will reflect the results attributable to the acquired operations of PB Bankshares beginning on the date of completion of the acquisition.

The following unaudited pro forma condensed combined financial information and accompanying notes are based on and should be read in conjunction with the following historical financial statements and accompanying notes, which are incorporated by reference into this filing:

•

the historical unaudited consolidated financial statements of Norwood as of and for the six months ended June 30, 2025 (included in Norwood’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025), and the historical audited consolidated financial statements of Norwood as of and for the year ended December 31, 2024 (included in Norwood’s 2024 10-K); and

•

The historical unaudited consolidated financial statements of PB Bankshares as of and for the six months ended June 30, 2025 (included in PB Bankshares’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025), and historical audited consolidated financial statements of PB Bankshares as of and for the twelve months ended December 31, 2024 (included in PB Bankshares’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024).

The unaudited pro forma condensed combined financial information is provided for illustrative information purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements have been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Information, which requires the depiction of the accounting for the transaction, which we refer to as transaction accounting adjustments. Regulation S-X also allows for management adjustments that could include presentation of the reasonably estimable cost savings and revenue enhancements and other transaction effects that have occurred or are reasonably expected to occur. Norwood has elected not to present management’s adjustments and will only be presenting transaction accounting adjustments in the following unaudited pro forma condensed combined financial information.

The following unaudited pro forma combined consolidated balance sheet as of June 30, 2025, combines the unaudited consolidated balance sheet of Norwood of June 30, 2025, with the unaudited consolidated balance sheet of PB Bankshares as of June 30, 2025, giving effect to the transaction and the common stock offering per the proxy statement/prospectus dated October 28, 2025 as if it had been consummated on June 30, 2025. The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2025, combines the unaudited consolidated statements of income of Norwood for the six months ended June 30, 2025, with the unaudited consolidated statement of income of PB Bankshares for the six months ended June 30, 2025, giving effect to the transaction and the common stock offering per the proxy statement/prospectus dated October 28, 2025 as if it had been consummated on January 1, 2024. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2024 combines the audited consolidated statements of income of Norwood for the year ended December 31, 2024 with the consolidated statements of income of PB Bankshares for the year ended December 31, 2024, giving effect to the transaction and the common stock offering per the proxy statement/prospectus dated October 28, 2025 as if it had been consummated on January 1, 2024. Certain reclassification adjustments have been made to PB Bankshares’s financial statements to conform to Norwood’s financial statement presentation.

The unaudited pro forma condensed consolidated financial statements were prepared with Norwood as the accounting acquirer and PB Bankshares as the accounting acquiree under the acquisition method of accounting. Accordingly, the consideration paid by Norwood to complete the acquisition of PB Bankshares will be allocated to PB Bankshares’ assets and liabilities based upon their estimated fair values as of the date of completion of the acquisition. The allocation is dependent upon certain valuations and other studies that have not been finalized at this time; however, preliminary significant valuations based on the fair value of the acquired assets and liabilities have been estimated and included in the unaudited condensed pro forma financial statements.

The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of PB Bankshares’s tangible and identifiable intangible assets and liabilities as of the closing date. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact Norwood’s consolidated statements of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to PB Bankshares’s stockholders’ equity, including results of operations from June 30, 2025, through the closing date will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the transaction accounting adjustments presented herein.

The pro forma statements of income and per share data information does not include anticipated cost savings or revenue enhancements. Norwood and PB Bankshares are currently in the process of assessing the two companies’ personnel, benefits plans, premises, equipment, computer systems and service contracts to determine where the companies may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve canceling contracts between either PB Bankshares or Norwood and certain service providers. There is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all.

The pro forma combined basic and diluted earnings per share of Norwood common stock is based on the pro forma combined net income per common share for PB Bankshares and Norwood divided by the pro forma basic or diluted common shares of the combined entities for the periods presented on such statements of income. The pro forma information includes adjustments related to the fair value of assets and liabilities of PB Bankshares and is subject to adjustment as additional information becomes available and as final merger date analyses are performed. The pro forma combined balance sheet and book value per share data includes the adjustment to reflect the accrual of one-time merger-related charges for Norwood and PB Bankshares: (a) Norwood pre-tax charges are estimated at $6.0 million ($4.8 million after-tax) and are included as a pro forma liability accrual with the after-tax cost as reduction to retained earnings, and (b) PB Bankshares pre-tax charges are estimated at $1.1 million ($1.0 million after-tax) and are included as a pro forma fair value liability accrual The pro forma statements of income does include an accrual for one-time merger related charges of $6.0 million. The pro forma combined book value per share of Norwood common stock is based on the pro forma combined common stockholders’ equity of PB Bankshares and Norwood divided by total pro forma common shares of the combined entities.

The unaudited pro forma data are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Norwood common stock or the actual or future results of operations of Norwood for any period. Actual results may be materially different than the pro forma information presented.

Norwood Financial Corp.

Unaudited Combined Pro Forma Balance Sheets as of June 30, 2025

($ In thousands, except per share data)

	Norwood Financial Corp.	PB Bankshares, Inc.	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Cash and due from banks	$32,052	$1,031	$—		$33,083
Interest-bearing deposits with banks	20,993	41,961	(11,669	) (1)(3)	51,285
Federal funds sold	—	12,914	—		12,914

Cash and cash equivalents	53,045	55,906	(11,669)		97,282
Securities available for sale	402,460	35,600	—	(3)	438,060
Equity securities	—	836	—		836
Total loans, net of unearned income	1,790,574	357,822	(14,784	) (4)	2,133,612
Less: allowance for credit losses	(20,908)	(4,498)	329	(5)	(25,077)

Net loans and leases	1,769,666	353,324	(14,455)		2,108,535
Regulatory stock, at cost	7,538	2,228	—		9,766
Bank premises and equipment, net	21,608	2,052	—		23,660
Bank owned life insurance	46,099	8,560	—		54,659
Accrued interest receivable	8,642	1,476	—		10,118
Deferred tax assets, net	17,693	1,593	3,061	(6)	22,347
Goodwill	29,266	—	4,762	(1)	34,028
Intangible assets, net	121	—	4,872	(7)	4,993
Other assets	9,212	2,552	—		11,764

Total assets	$2,365,350	$464,127	$(13,429)		$2,816,048

Liabilities:
Deposits:
Noninterest-bearing	$406,358	$25,674	$—		$432,032
Interest-bearing	1,591,476	337,747	(318	) (8)	1,928,905

Total deposits	1,997,834	363,421	(318)		2,360,937
Borrowings	111,850	43,882	(726	) (9)	155,006
Accrued interest payable	10,975	1,051	—		12,026
Other liabilities	19,266	5,428	7,102	(10)	31,796

Total liabilities	2,139,925	413,782	6,058		2,559,765

Shareholders’ equity:
Common stock	949	24	129	(1)(2)	1,102
Paid-in capital	126,990	23,208	14,827	(1)(2)	165,025
Unearned ESOP shares	—	(2,318)	2,318	(2)	—
Retained earnings	131,199	29,443	(36,773	) (2)(5)(10)	123,869
Treasury stock	(6,208)	—	—		(6,208)
Accumulated other comprehensive loss	(27,505)	(12)	12	(2)	(27,505)

Total shareholders’ equity	225,425	50,345	(19,487)		256,283

Total liabilities and shareholders’ equity	$2,365,350	$464,127	$(13,429)		$2,816,048

Per Share Data
Shares Outstanding	9,260,521	2,552,315	(1,026,617	) (1)	10,786,219
Book Value Per Share	$24.34	$19.73			$23.76

Unaudited Pro Forma Combined Statements of Income for six months ended June 30, 2025

($ In Thousands, Except Per Share Data)

	Norwood Financial Corp.	PB Bankshares, Inc.	Transaction Accounting Adjustments		Pro Forma Combined
Interest Income
Loans receivable, including fees	$53,103	$10,404	$1,792	(4)	$65,299
Securities	7,741	708	2	(3)	8,451
Other	446	1,113	(253	) (3)	1,306

Total Interest Income	61,290	12,225	1,541		75,056

Interest Expense
Deposits	21,617	5,149	41	(8)	26,807
Borrowings	2,751	733	85	(9)	3,569

Total Interest Expense	24,368	5,882	126		30,376

Net Interest Income	36,922	6,343	1,415		44,680
Provision for credit losses	1,873	90	—		1,963
Provision for (release of) off balance sheet	(66)	11	—		(55)

Total provision for (release of) credit losses	1,807	101	—		1,908

Net Interest Income after Provision for (release of) Credit Losses	35,115	6,242	1,415		42,772

Other Income
Service charges and fees	3,027	231	—		3,258
Income from fiduciary activities	551	—	—		551
Gain on equity securities	—	15	—		15
Gains on sales of loans, net	112	—	—		112
Earnings and proceeds on life insurance policies	552	112	—		664
Other	357	177	—		534

Total Other Income	4,599	535	—		5,134

Other Expenses
Salaries and employee benefits	13,077	3,023	—		16,100
Occupancy, furniture and equipment	2,727	417	—		3,144
Data processing and related operations	2,274	458	—		2,732
Taxes, other than income	384	175	—		559
Professional fees	1,282	382	—		1,664
Federal Deposit Insurance Corporation insurance	761	94	—		855
Foreclosed real estate	141	—	—		141
Amortization of intangibles	30	—	399	(7)	429
Other	3,919	814	—		4,733

Total Other Expenses	24,595	5,363	399		30,357

Income before Income Taxes	15,119	1,414	1,016		17,549
Income tax expense	3,141	301	213	(6)	3,655

Net Income	$11,978	$1,113	$803		$13,894

Per Common Share Data:
Basic Earnings per Common share	$1.30	$0.48	$—		$1.29
Diluted Earnings per Common Share	$1.30	$0.48	$—		$1.29
Weighted-Average basic shares outstanding	9,212,000	2,306,863	(781,165	) (1)	10,737,698
Weighted-Average diluted shares outstanding	9,214,000	2,342,954	(817,256	) (1)	10,739,698

Unaudited Pro Forma Combined Statements of Income for twelve months ended December 31, 2024

($ In Thousands, Except Per Share Data)

	Norwood Financial Corp.	PB Bankshares, Inc.	Transaction Accounting Adjustments		Pro Forma Combined
Interest Income
Loans receivable, including fees	$99,388	$19,538	$4,380	(4)	$123,306
Securities	10,424	1,184	3	(3)	11,611
Other	2,768	2,769	(505	) (3)	5,032

Total Interest Income	112,580	23,491	3,878		139,949

Interest Expense
Deposits	42,334	10,612	161	(8)	53,107
Borrowings	8,055	1,785	350	(9)	10,190

Total Interest Expense	50,389	12,397	511		63,297

Net Interest Income	62,191	11,094	3,367		76,652
Provision for (release of ) credit losses	2,673	52	3,172	(5)	5,897
Provision for (release of) off balance sheet	—	(89)	—		(89)

Total provision for (release of) credit losses	2,673	(37)	3,172		5,808

Net Interest Income after Provision for (release of) Credit Losses	59,518	11,131	195		70,844

Other Income
Service charges and fees	5,959	485	—		6,444
Income from fiduciary activities	943	—	—		943
Net realized (losses) gains on sales of securities	(19,962)	—	—		(19,962)
Loss on equity securities	—	(8)	—		(8)
Gains on sales of loans, net	195	—	—		195
Net gain on sale of foreclosed real estate owned	32	—	—		32
Earnings and proceeds on life insurance policies	1,056	218	—		1,274
Other	626	618	—		1,244

Total Other Income	(11,151)	1,313	—		(9,838)

Other Expenses
Salaries and employee benefits	25,018	5,375	—		30,393
Occupancy, furniture and equipment	5,049	671	—		5,720
Data processing and related operations	4,520	1,234	—		5,754
Taxes, other than income	615	300	—		915
Professional fees	2,173	853	—		3,026
Federal Deposit Insurance Corporation Insurance	1,344	225	—		1,569
Foreclosed real estate	54	—			54
Amortization of intangibles	69	—	886	(7)	955
Merger and acquisition	—	—	5,970	(10)	5,970
Other	9,783	1,539	—		11,322

Total Other Expenses	48,625	10,197	6,856		65,678

Income before Income Taxes	(258)	2,247	(6,661)		(4,672)
Income tax expense (benefit)	(98)	475	(1,291	) (6)	(914)

Net Income (Loss)	$(160)	$1,772	$(5,370)		$(3,758)

Per Common Share Data:
Basic Earnings (Loss) per Common share	$(0.02)	$0.77	—		$(0.39)
Diluted Earnings (Loss) per Common Share	$(0.02)	$0.76	—		$(0.39)
Weighted-Average basic shares outstanding	8,093,000	2,314,619	(788,921	) (1)	9,618,698
Weighted-Average diluted shares outstanding	8,093,000	2,337,513	(811,815	) (1)	9,618,698

Unaudited Pro Forma Per Share Data

For The Six Months Ended June 30, 2025

($ in Thousands, Except Per Share Data)

	Norwood Financial Corp.	PB Bankshares, Inc.	Pro Forma Combined	Equivalent Norwood Financial Corp. Share (A)
For The Six Months Ended June 30, 2025:
Earnings per share:
Net income per share (Basic)	$1.30	$0.48	$1.29	$1.02
Net income per share (Diluted)	$1.30	$0.48	$1.29	$1.02
Book Value per common share as of June 30, 2025	$24.34	$19.73	$23.76	$18.65

Unaudited Pro Forma Per Share Data

For The Twelve Months Ended December 31, 2024

($ in Thousands, Except Per Share Data)

	Norwood Financial Corp.	PB Bankshares, Inc.	Pro Forma Combined	Equivalent Norwood Financial Corp. Share (A)
For The Twelve Months Ended December 31, 2024:
Earnings per share
Net income (loss) per share (Basic)	$(0.02)	$0.77	$(0.39)	$(0.31)
Net income (loss) per share (Diluted)	$(0.02)	$0.76	$(0.39)	$(0.31)
Book Value per common share as of December 31, 2024	$23.02	$19.07	$22.47	$17.64

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

TRANSACTION ACCOUNTING ADJUSTMENTS:

(1)

Under the terms of the merger agreement, 80% of PB Bankshares’ common shares will be converted into Norwood common stock while the remaining 20% will be exchanged for cash. PB Bankshares’ stockholders will have the option to elect to receive either 0.7850 shares of Norwood common stock or $19.75 in cash for each common share of PB Bankshares they own. The election is subject to proration to ensure that, in the aggregate, 80% of the transaction consideration will be paid in the form of Norwood common stock. In this pro forma analysis and assuming a Norwood common stock price of $25.03 as of August 15, 2025 (which was the latest practical trading date before the date of this document) the PB Bankshares merger consideration per common share was assumed to equal $19.65.

In this pro forma analysis, per the Merger Agreement, the final PB Bankshares common shares to be settled will be adjusted to exclude the number of shares to repay the Presence Bank ESOP loan. In accordance with the Merger Agreement, the Presence Bank ESOP shall be terminated immediately prior to the closing date of the transaction (the “ESOP Termination Date”). On the ESOP Termination Date, all existing ESOP participants’ accounts shall become fully vested and 100% non-forfeitable. Presence Bank shall direct the ESOP trustee to remit a sufficient number of the shares of PB Bankshares Common Stock allocated to the suspense account pursuant to the ESOP (the “Suspense Shares”) back to PB Bankshares to repay the outstanding ESOP loan which promissory note is held by PB Bankshares in full, with each remitted share to be valued equal to the closing price of PB Bankshares Common Stock on the day immediately prior to the ESOP Termination Date. In this pro forma analysis it was assumed that the PB Bankshares ESOP Loan had a balance of $2,414,000 and will be paid off with the of retirement of 122,858 PB Bankshares ($2.4 million divided by the PB Bankshares assumed merger consideration per common share of $19.65).

In this pro forma analysis per the Merger Agreement, each option to acquire shares of PB Bankshares Common Stock that is outstanding and unexercised shall automatically become vested and shall be converted into the right to receive from Norwood a cash payment in an amount, less required withholding taxes, equal to the product of (i) the number of shares of PB Bankshares Common Stock subject to the PB Bankshares Stock Option, multiplied by (ii) the amount by which the Cash Consideration (the “Option Payment Amount”) exceeds the exercise price of such PB Bankshares Stock Option. If the exercise price of a PB Bankshares Stock Option is greater than the Option Payment Amount, then at the Effective Time of the Merger, such PB Bankshares Stock Option shall be cancelled without any payment made in exchange.

The total estimated purchase price for the purpose of this pro forma financial information is $49.9 million. The adjustment for shares outstanding, basic, and diluted weighted average common shares outstanding is an amount to adjust the shares to equal the new common shares issued for the transaction. The following is a summary of the fair value of assets acquired and liabilities assumed resulting in goodwill. Goodwill is created when the purchase price consideration exceeds the fair value of the net assets acquired or a bargain purchase gain results when the current fair value of the net assets acquired exceeds the purchase price consideration. For purposes of this analysis as of June 30, 2025, goodwill of $4.8 million results from the transaction; however, the final purchase accounting analysis will be performed as of the merger date and amounts therein are subject to change based on operations subsequent to June 30, 2025, as additional information becomes available and as additional analyses are performed.

(dollars in thousands, except per share data)
Purchase Price Consideration for Common Stock
PB Bankshares, Inc. common shares outstanding as of June 30, 2025 (includes vested and unvested restricted stock awards)	2,552,315

Less: ESOP Suspense Shares
ESOP loan balance as of June 30, 2025	$2,414
Merger consideration per common share of PB Bankshares (the product of exchange ratio and the price per share of Norwood Financial Corp. common stock (closing price as of August 15, 2025, which was the latest practical trading date before the date of this document))	$19.65
Estimated shares of PB Bankshares, Inc. Common Stock to pay off	122,858
Adjusted PB Bankshares, Inc. common shares outstanding as of June 30, 2025	2,429,457
PB Bankshares, Inc. common shares to be exchanged for stock consideration—80% of adjusted shares outstanding	1,943,565
Exchange ratio	0.7850
Norwood Financial Corp. common shares to be issued	1,525,698
Fair value assigned to Norwood Financial Corp. common stock (closing stock price as of August 15, 2025, which was the latest practical trading date before the date of this document)	$25.03

Purchase price consideration for common stock	$38,188

Purchase Price Cash Consideration for Common Stock
PB Bankshares, Inc. common shares to be exchanged for cash consideration—20% of adjusted shares outstanding	485,892
Cash consideration for common stock	$19.75

Purchase price consideration for cash	$9,596

Purchase Price Consideration—Cash Out of Stock Options
PB Bankshares, Inc. stock options outstanding as of June 30, 2025	277,525
Cash consideration for common stock	$19.75
Weighted average strike price for options	$12.28

Option payment amount for PB Bankshares, Inc. stock options cashed out	$7.47

Purchase price consideration—cash out of stock options	$2,073

Total cash consideration	$11,669

Total purchase price consideration	$49,857

(dollars in thousands)	PB Bankshares, Inc. Book Value 6/30/2025	Fair Value Adjustments		PB Bankshares, Inc. Fair Value 6/30/2025

Total purchase price consideration				$49,857

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$42,992	$—		$42,992
Federal funds sold	12,914	—		12,914
Securities, available for sale	36,436	—	(3)	36,436
Securities, held to maturity	—	—	(3)	—
Loans gross	357,822	(15,599	) (4)	342,223
Allowance for credit losses	(4,498)	4,316	(5)	(182)

Loans, net of allowance	353,324	(11,283)		342,041

Premises and equipment	2,052	—		2,052
Core deposit intangibles	—	4,872	(6)	4,872
Deferred tax asset	1,593	1,249	(7)	2,842
Other assets	13,340	—		13,340

Total identifiable assets acquired	464,127	(5,162)		458,965
Deposits	363,421	(318	) (8)	363,103
Borrowings	43,882	(726	) (9)	43,156
Other liabilities	6,479	1,132	(10)	7,611

Total liabilities assumed	413,782	88		413,870

Total identifiable net assets	$50,345	(5,250)		45,095

Goodwill				$4,762

The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 15% increase and 15% decrease in the price per share of Norwood common stock from the August 15, 2025, of $25.03, with its impact on the pro forma goodwill.

(dollars in thousands except per share data)	8/15/2025	15% Increase	15% Decrease
PB Bankshares, Inc. common shares to be exchanged for stock consideration	1,943,565	1,943,565	1,943,565
Exchange ratio	0.785	0.785	0.785

Norwood Financial Corp. shares to be issued	1,525,698	1,525,698	1,525,698
Fair value assigned to Norwood Financial Corp. common stock (closing stock price as of August 15, 2025, which was the latest practical trading date before the date of this document)	$25.03	$28.78	$21.28

Pro forma fair value consideration of common stock	$38,188	$43,916	$32,460
Cash consideration	11,669	11,669	11,669

Total pro forma purchase price consideration	$49,857	$55,585	$44,129

Pro forma goodwill (bargain purchase gain)	$4,762	$10,490	$(966)

(2)

Balance sheet adjustments to reflect the reversal of PB Bankshares’ historical equity accounts to additional paid-in capital (“APIC”) and record the purchase price consideration for common stock. The following tables summarize the transaction accounting adjustments for the equity accounts.

		Balance Sheet
		6/30/2025
Transaction accounting adjustment for common stock
Reversal of PB Bankshares common stock		$(24)
Number of Norwood Financial Shares issued	1,525,698
Par value of Norwood Financial common stock	$0.10
Par value of Norwood Financial shares issued for merger		153

Total transaction accounting adjustment for common stock		$129

		Balance Sheet
		6/30/2025
Transaction accounting adjustment for APIC
Reversal of PB Bankshares common stock to APIC		$24
Reversal of PB Bankshares retained earnings to APIC		$29,443
Reversal of PB Bankshares accumulated other comprehensive loss to APIC		(12)
Reversal of PB Bankshares unearned common stock held by ESOP		(2,318)
Purchase Price Consideration for Common Stock
PB Bankshares, Inc. common shares outstanding as of June 30, 2025 (includes vested and unvested restricted stock awards)	2,552,315

		Balance Sheet
		6/30/2025
Less: ESOP Suspense Shares
ESOP loan balance as of June 30, 2025	$2,414
Merger consideration per common share of PB Bankshares (the product of exchange ratio and the price per share of Norwood Financial Corp. common stock (closing price as of August 15, 2025, which was the latest practical trading date before the date of this document))	$19.65
Estimated shares of PB Bankshares, Inc. Common Stock to pay off ESOP Loan	122,858
Adjusted PB Bankshares, Inc. common shares outstanding as of June 30, 2025	2,429,457
PB Bankshares, Inc. common shares to be exchanged for stock consideration—80% of adjusted shares outstanding	1,943,565
Exchange ratio	0.785
Norwood Financial Corp. common shares to be issued	1,525,698
Fair value assigned to Norwood Financial Corp. common stock (closing stock price as of August 15, 2025, which was the latest practical trading date before the date of this document)	$25.03
Purchase price consideration for common stock	$38,188
Par value of Norwood Financial shares issued for merger at $0.10 per share	$0.10
Less: par value of Norwood Financial common stock	153

APIC adjustment for Norwood Financial shares issued	38,035
Less: PB Bankshares common equity	(50,345)

Net adjustment to APIC for stock consideration		(12,310)

Total transaction accounting adjustment for APIC		$14,827

Balance Sheet
6/30/2025
Transaction accounting adjustment for unearned ESOP shares
Reversal of unearned ESOP shares	$2,318

Total transaction accounting adjustment for unearned ESOP shares	$2,318

Balance Sheet
6/30/2025
Transaction accounting adjustment for retained earnings
Reversal of PB Bankshares retained earnings	$(29,443)
Acquisition activity—Norwood Financial merger costs	(4,824)
Provision for credit losses for Non-PCD loans	(2,506)

Total transaction accounting adjustment for retained earnings	$(36,773)

Balance Sheet
6/30/2025
Transaction accounting adjustment for accumulated other comprehensive loss
Reversal of PB Bankshares accumulated other comprehensive loss	$12

Total transaction accounting adjustment for accumulated other comprehensive loss	$12

(3)

Cash and cash equivalents balance sheet adjustment reflect the payment of the cash portion of the purchase price of $11.7 million and related statements of income adjustment to reflect the cost of the cash purchase price.

	Balance Sheet	Statements of Income
	June 30, 2025	Six Months Ended June 30, 2025	Twelve Months Ended December 31, 2024
Interest-bearing deposits with banks
Payment of cash consideration	$(11,669)	$(253)	$(505)

Total adjustments for interest-bearing deposits with banks	$(11,669)	$(253)	$(505)

Securities available-for-sale were recorded at fair value at June 30, 2025, therefore no balance sheet adjustment is necessary. Adjustment to statements of income includes prospective reclassification of existing available-for-sale securities fair value adjustment of $15 thousand to an amortizing discount which will be amortized into income based on the expected life of securities.

	Balance Sheet	Statements of Income
	June 30, 2025	Six Months Ended June 30, 2025	Twelve Months Ended December 31, 2024
Securities available for sale
Securities available for sale fair value adjustment	$—	$2	$3

Total securities available for sale	$—	$2	$3

(4)

Balance sheet adjustment to reflect the fair value discount for acquired purchased credit deteriorated (“PCD”) loans and non-PCD loans of $16.4 million and other loan adjustments. The accruing loan fair value adjustments will be substantially recognized over the expected life of the loans. Balance sheet and income statement interest rate adjustment to reflect the reversal of existing deferred net loan fees.

	Balance Sheet	Statements of Income
	June 30, 2025	Six Months Ended June 30, 2025	Twelve Months Ended December 31, 2024
Fair value adjustments on loans acquired
Non-PCD loans fair value	$(13,090)	$1,556	$3,877
PCD loans fair value	(2,902)	308	676
PCD Non-accruing loans fair value	(395)	—	—

Total fair value adjustments for loans	(16,387)	1,864	4,553

PCD loan ACL	997	—	—

Total fair value of PCD loans assigned to allowance for credit losses	997	—	—

Total loan fair value adjustments	(15,390)	1,864	4,553
Reversal of deferred loan fees, net	606	(72)	(173)

	$(14,784)	$1,792	$4,380

(5)

Balance sheet adjustment for the reversal of PB Bankshares’s existing allowance for loan losses of $4.5 million. Balance sheet adjustment of $997 thousand of PCD loan fair value assigned to the allowance for credit losses. Balance sheet and retained earnings adjustment for the allowance for credit losses of $3.2 million for acquired non-PCD loans. The pro forma statements of income does include a one-time provision expense of $3.2 million related to allowance for credit losses for non-PCD loans.

	Balance Sheet	Statements of Income
	June 30, 2025	Six Months Ended June 30, 2025	Twelve Months Ended December 31, 2024
Allowance for credit losses
Reversal of existing allowance for credit losses	$4,498	$—	$—
Fair value of PCD loans assigned to allowance for credit losses	(997)	—	—

Subtotal allowance for credit losses excluding ACL for non-PCD loans	3,501	—	—
ACL for non-PCD loans	(3,172)	—	3,172

Total adjustments to allowance for credit losses	$329	$—	$3,172

(6)

Balance sheet adjustment to reflect the net deferred tax asset, at a statutory rate of 21.0%, related to fair value adjustments and tax benefits related to one-time merger charges and related statements of income adjustments to pro forma adjustments using a statutory tax rate of 21.00% for book income tax expense.

	Balance Sheet	Statements of Income
	June 30, 2025	Six Months Ended June 30, 2025	Twelve Months Ended December 31, 2024
Tax impact
Fair value adjustments	$1,249	$213	$521
Buyer accrual for one-time merger related charges	1,146	—	(1,146)
Allowance for credit losses for Non-PCD loans	666	—	(666)

Total tax impact transaction accounting adjustments	$3,061	$213	$(1,291)

(7)

Balance sheet adjustment to reflect the creation of a new core deposit intangible fair value of $4.9 million for acquired core deposit intangible assets. The related statements of income amortization adjustments based upon an expected life of 10 years using sum of the year’s digits method.

	Balance Sheet	Statements of Income
	June 30, 2025	Six Months Ended June 30, 2025	Twelve Months Ended December 31, 2024
Core deposit intangible asset
Core deposit intangible asset	$4,872	$399	$886

Total core deposit intangible asset	$4,872	$399	$886

(8)

Balance sheet and statements of income adjustment related to the fair value of interest-bearing time deposits and corresponding statements of income adjustments related to the amortization of discount on interest-bearing time deposits based on the expected life of interest-bearing time deposits.

	Balance Sheet	Statements of Income
	June 30, 2025	Six Months Ended June 30, 2025	Twelve Months Ended December 31, 2024
Certificates of deposit
Certificates of deposit fair value adjustment	$(318)	$41	$161

Total adjustments for certificates of deposits	$(318)	$41	$161

(9)

Balance sheet and statements of income adjustment related to the fair value of borrowings and statements of income adjustments related to the amortization of discount based on the expected life of the borrowings.

	Balance Sheet	Statements of Income
	June 30, 2025	Six Months Ended June 30, 2025	Twelve Months Ended December 31, 2024
Borrowings
Borrowings fair value adjustment	$(726)	$85	$350

Total adjustments for borrowings	$(726)	$85	$350

(10)

Balance sheet adjustment to reflect the accrual of one-time merger-related charges for Norwood and PB Bankshares: (a) PB Bankshares pre-tax charges are estimated at $1.1 million ($1.0 million after-tax) and are included as a pro forma fair value liability accrual, and (b) Norwood pre-tax charges are estimated at $6.0 million ($4.8 million after-tax) and are included as a pro forma liability accrual with the after-tax cost as reduction to retained earnings The pro forma statements of income does include an accrual for one-time merger related charges of $6.0 million. It is noted that a tax benefit was not taken for certain merger obligations and costs that were not considered to be tax deductible. The pro forma statements of income include Norwood merger-related expenses.

	Balance Sheet	Statements of Income
	June 30, 2025	Six Months Ended June 30, 2025	Twelve Months Ended December 31, 2024
Other Liabilities
Norwood Financial Corp. accrual for one-time merger related charges	$5,970	$—	$5,970
PB Bankshares, Inc. accrual for one-time merger related charges	1,132	$—	$—

Total other liabilities adjustments	$7,102	$—	$5,970

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

Norwood is incorporated under the laws of the Commonwealth of Pennsylvania and PB Bankshares is incorporated under the laws of the State of Maryland. Accordingly, the rights of Norwood shareholders and PB Bankshares shareholders are governed by the laws of the Commonwealth of Pennsylvania and the State of Maryland, respectively. As a result of the merger, PB Bankshares shareholders who receive shares of Norwood common stock will become shareholders of Norwood. Thus, following the merger, the rights of PB Bankshares shareholders who become Norwood shareholders in the merger will be governed by the laws of the Commonwealth of Pennsylvania, and will also then be governed by Norwood’s articles of incorporation and Norwood’s bylaws.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of a Norwood shareholder under Norwood’s articles of incorporation and Norwood’s bylaws (right column), and the rights of a shareholder under PB Bankshares’s articles of incorporation and PB Bankshares’s bylaws (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents but rather to highlight certain areas where there are differences. This summary is qualified in its entirety by reference to the full text of Norwood’s articles of incorporation and Norwood’s bylaws, and PB Bankshares’s articles of incorporation and PB Bankshares’s bylaws.

PB Bankshares, Inc.	Norwood Financial Corp

CAPITAL STOCK Authorized Capital
40,000,000 shares of common stock, par value $.01 per share, 10,000,000 shares of preferred stock, par value $.01 per share. As of August 13, 2025, there were 2,552,315 shares of PB Bankshares common stock issued and outstanding.	20,000,000 shares of common stock, par value $0.10 per share, 5,000,000 shares of serial preferred stock without par value. As of August 1, 2025, there were 9,621,575 shares of Norwood common stock issued and outstanding and an additional 1,922,208 shares are estimated to be issued in the merger, and no shares of preferred stock issued and outstanding.

Preferred Stock. PB Bankshares’s articles of incorporation authorizes the board of directors, without further shareholder action, to issue up to 10,000,000 shares of preferred stock, par value $.01 per share, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders.	Preferred Stock. Norwood’s articles of incorporation authorize the board of directors, without further shareholder action, to issue up to 5,000,000 shares of preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders

BOARD OF DIRECTORS Number of Directors; Classification of Board
PB Bankshares’s articles of incorporation provide that the number of directors constituting the board of directors shall initially be 9. The bylaws provide that he number of directors shall be fixed from time to time exclusively by vote of the Board of Directors.	Norwood’s articles of incorporation provide that its board of directors shall have not less than 5 nor more than 15 members as provided in the bylaws. The bylaws currently provide that there shall be nine members of the board. Unlike PB Bankshares, the board of directors is divided into three classes with

PB Bankshares, Inc.	Norwood Financial Corp
the members of each class elected for three year terms.

Qualification of Directors
PB Bankshares’s bylaws do not require each director to be a shareholder	Norwood’s bylaws require that each director own at least 12 shares of the common stock of Norwood. Such shares must be kept on deposit in the vault of Norwood

ACTIONS BY SHAREHOLDERS Annual Meeting of Shareholders
PB Bankshares’s bylaws provide that the annual meeting of shareholders shall be held on such date and time as may be fixed by the board of directors.	Norwood’s bylaws provide that the annual meeting shall be held on such date or time as may be determined by the board of directors.

Special Meetings of Shareholders
Special meetings of stockholders may be called by the President, the Chief Executive Officer, the Chairperson of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies on the board of directors Special meetings of the stockholders may also be called on the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.	Special meetings of the shareholders may be called by (i) the majority vote of the board of directors, (ii) the Chairman or the President, or (iii) shareholders entitled to cast at least 50% of the votes that all shareholders are entitled to cast.

Action by Shareholders Without a Meeting
PB Bankshares’s articles of incorporation do not permit shareholder action by written consent.	Norwood’s articles of incorporation permit shareholder action by written consent. In order to be effective, the consent must be signed by shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action if a meeting were held. If the action is taken by less than unanimous consent, the action may not become effective until after at least 10 days’ written notice of the action has been given to each shareholder entitled to vote thereon who has not consented thereto.

Record Dates
PB Bankshares’s bylaws provide that record dates for determining who may vote at annual or special meetings of shareholders must be not more than 90 days prior to the date on which the particular action requiring the determination will be taken.	Norwood’s bylaws provide that record dates for determining who may vote at annual or special meetings of shareholders or who may receive a dividend must be not more than 90 days prior to the date on which the particular action requiring the determination will be taken.

PB Bankshares, Inc.	Norwood Financial Corp

Approval of Certain Business Combinations
PB Bankshares’s articles of incorporation do not include any provision with respect to business combinations.	Norwood’s articles of incorporation include a provision requiring an 80% approval vote for business combinations. This supermajority vote requirement is not applicable if first approved by the board although the approval requirement is two-thirds of the entire board of directors if approved before there is any controlling person (defined as a shareholder owning 10% or more of the outstanding shares) or a majority of the continuing directors if after there is a controlling person. In addition, the supermajority vote would not apply if the terms of the business combination satisfy certain fair price provisions.

Evaluation of Certain Offers
PB Bankshares’s articles of incorporation provide that the board of directors, when evaluating any offer to (A) make a tender or exchange offer for any equity security of the PB Bankshares, (B) merge or consolidate PB Bankshares with another corporation or entity, or (C) purchase or otherwise acquire all or substantially all of the properties and assets of PB Bankshares or (D) any other actual or proposed transaction that would or may involve a change in control of PB Bankshares, the board of directors may, in connection with the exercise of its business judgment in determining what is in the best interests of PB Bankshares and its stockholders and in making any recommendation to the Corporation’s stockholders, give due consideration to certain relevant factors set forth in the articles of incorporation.	Norwood’s articles of incorporation do not include a provision regarding evaluation of certain offers.

Disgorgement by Controlling Shareholders Following Takeover Attempts
PB Bankshares does not have any provision of this type in its articles of incorporation	Norwood’s articles of incorporation include a provision requiring that any profit made by a shareholder owning in excess of 10% of the outstanding shares upon the sale of the shares is recoverable by Norwood if the shares are sold within certain time limitations set forth in the articles.

Amendment of Articles of Incorporation
The amendment or repeal of any provision of PB Bankshares articles of incorporation shall be approved by at least two-thirds of all votes entitled to be cast by the holders of shares of capital stock of PB Bankshares entitled to vote on the matter , except that the proposed amendment or repeal of any provision of the articles	Norwood’s articles of incorporation also require a supermajority vote (80%) to amend certain of the articles. These articles relate to the board of directors, preemptive rights, elimination of director liability, indemnification, shareholder meetings and proposals, approval of business combinations, disgorgement of

PB Bankshares, Inc.	Norwood Financial Corp
need only be approved by the vote of a majority of all the votes entitled to be cast by the holders of shares of capital stock entitled to vote on the matter if the amendment or repeal of such provision is approved by the Board of Directors pursuant to a resolution approved by at least two-thirds of the board.	profits by certain controlling shareholders and amendment of the articles of incorporation and bylaws. Aside from these provisions, all amendments to the articles must first be approved by the board of directors and then approved by a majority of the shares entitled to vote generally in the election of directors.

Amendment of Bylaws
PB Bankshares’s bylaws may be amended by a majority vote of the board of directors. The stockholders shall also have power to adopt, amend or repeal the bylaws by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of PB Bankshares entitled to vote generally in the election of directors.	Norwood’s articles permit the board of directors and shareholders to amend the bylaws. If amended by the board, the amendment must be approved by majority of the directors then in office. If by shareholders, the amendment must be approved by at least 80% of the outstanding shares of stock entitled to vote in the election of directors as well as such additional vote of any preferred shareholders to the extent required by the terms of the series.

Statutory Anti-Takeover Provisions

Under the Maryland General Corporation Law, certain anti-takeover provisions apply to Maryland registered corporations. A Maryland corporation that has 100 or more beneficial owners of its common stock may not engage in any business combination with an interested stockholder (generally, one who beneficially owns 10% or more of the voting power) or an affiliate of an interested stockholder for a period of five years after the most recent date on which the interested stockholder becomes an interested stockholder. After the five-year period, the business combination generally must be recommended by the board of directors and approved by the affirmative vote of (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder. This approval requirement need not be met if the common stockholders receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

Under Pennsylvania Business Corporation Law, certain anti-takeover provisions apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to (1) control share acquisitions, disgorgement of profits by certain controlling persons, business combination transactions with interested shareholders, and (4) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections. Norwood has opted out of the control share acquisition statute but the other statutory anti-takeover provisions are applicable to it.

These provisions do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction before such person otherwise would have become an interested stockholder.

PB Bankshares, Inc.	Norwood Financial Corp
Under Subtitle 8 of Title 3 of the Maryland General Corporation Law, a public corporation with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three (3) independent directors can elect to be subject to certain takeover defense provisions. A corporation’s charter may contain a provision or the board of directors may adopt a resolution that prohibits the corporation from electing to be subject to any or all of the provisions of Subtitle 8. PB Bankshares did not opt into Subtitle 8’s provisions.

DESCRIPTION OF NORWOOD CAPITAL STOCK

Norwood is authorized to issue 20,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock no par value. As of August 1, 2025, there were 9,261,575 shares of Norwood common stock issued and outstanding. Norwood has no outstanding shares of preferred stock. Each share of Norwood common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

The common stock of Norwood represents nonwithdrawable capital, is not an account of an insurable type, and is not insured by the FDIC or any other government agency.

Common Stock

Dividends. Norwood may pay dividends out of statutory surplus or from net earnings if, as and when declared by its board of directors. The payment of dividends by Norwood is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of Norwood will be entitled to receive and share equally in dividends as may be declared by the board of directors of Norwood out of funds legally available therefor. If Norwood issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of Norwood have exclusive voting rights in Norwood. They elect Norwood’s board of directors and act on other matters as are required to be presented to them under Pennsylvania law, or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Norwood issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% shareholder vote.

Liquidation. In the event of liquidation, dissolution or winding up of Norwood, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Norwood available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Norwood will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of Norwood’s authorized preferred stock are outstanding. Preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. Norwood’s board of directors may, without shareholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent

The transfer agent and registrar for Norwood common stock is Computershare.

PROPOSAL NO. 2 — ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement may not be adopted unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by PB Bankshares at the time of the special meeting to be voted for an adjournment, if necessary, PB Bankshares has submitted the proposal on adjournment to its shareholders as a separate matter for their consideration. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

THE BOARD OF DIRECTORS OF PB BANKSHARES UNANIMOUSLY RECOMMENDS THAT PB BANKSHARES SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL

EXPERTS

Norwood

The consolidated financial statements of Norwood appearing in Norwood’s Annual Report (Form 10-K) for the year ended December 31, 2024 have been audited by S.R. Snodgrass, P.C., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PB Bankshares

The consolidated financial statements of PB Bankshares as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 included in this document have been so included in reliance upon the report of Yount, Hyde & Barbour, P.C., independent registered public accounting firm, included in this document, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the Norwood common stock to be issued in connection with the merger will be opined on for Norwood by Jones Walker, LLP, Washington, D.C. Certain U.S. federal income tax consequences relating to the merger will be opined on for Norwood by Jones Walker, LLP, Washington, D.C., and for PB Bankshares by Barley Snyder LLP.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the PB Bankshares board of directors does not know of any matters that will be presented for consideration at its special meeting other than as described in this proxy statement/prospectus. However, if any other matter shall properly come before the special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of special meetings.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Norwood to incorporate by reference information in this proxy statement/prospectus. This means that Norwood can disclose important information to you by referring you to other documents filed separately with the SEC that are legally considered to be part of this document, and later information that is filed by Norwood with the SEC will automatically update and supersede the information in this document and the documents listed below.

For purposes of this proxy statement/prospectus, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes the statement in the document.

Norwood incorporates by reference the specific documents listed below and any future filings that Norwood makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus, provided that Norwood is not incorporating by reference any information furnished to, but not filed with, the SEC.

Norwood SEC Filings (SEC File No. 000-28364)

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March  14, 2025 (including the portions of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 18, 2025, incorporated by reference therein);

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 9, 2025;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 8, 2025; and

•	Current Reports on Form 8-K filed on March 31, 2025, April 24, 2025, June 18, 2025, July 7, 2025 and September 17, 2025.

You can obtain any of the Norwood documents incorporated by reference into this proxy statement/prospectus, and any exhibits specifically incorporated by reference as an exhibit in this document, at no cost, by requesting them in writing or by telephone from Norwood at the following email address and phone number:

Norwood Investor Relations

Email: ir@waynebank.com

Telephone: (800) 598-5002

You should rely only on the information contained or incorporated by reference into this document. Norwood has supplied all information contained or incorporated by reference into this document relating to Norwood. Norwood has not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated October 28, 2025. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to PB Bankshares shareholders nor the issuance of Norwood common stock in the merger creates any implication to the contrary.

WHERE YOU CAN FIND MORE INFORMATION

Norwood and PB Bankshares file annual, quarterly and current reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information that Norwood and PB Bankshares file electronically with the SEC are available at the web site maintained by the SEC at http://www.sec.gov.

Reports, proxy statements, and other information filed by Norwood with the SEC are also available at Norwood’s web site at wayne.bank under the tab “Shareholder Services” followed by the “Investor Relations” page and then under the tab “Financials & Filings.” The reports, proxy statements, and other information filed by PB Bankshares with the SEC are available at PB Bankshares’s web site at www.presencebank.com under the tab “About” and “Investor Relations” and then under the heading “SEC Filings.” The web addresses of the SEC, Norwood and PB Bankshares are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

Norwood has filed a registration statement on Form S-4 with the SEC under the Securities Act to register the Norwood common stock to be issued to PB Bankshares stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Norwood in addition to constituting a proxy statement for PB Bankshares stockholders. As allowed by SEC rules, this document does not contain all the information you can find in Norwood’s registration statement or the exhibits to the registration statement. Statements made in this document as to the content of any contract, agreement or other document referenced are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this document in light of that exhibit.

PB BANKSHARES, INC. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(dollars in thousands, except per share data)

	December 31,
	2024	2023
Assets
Cash and due from banks	$35,449	$18,256
Federal funds sold	2,328	14,182

Cash and cash equivalents	37,777	32,438
Debt securities available-for-sale, at fair value	50,296	68,115
Equity securities, at fair value	808	793
Restricted stocks, at cost	2,125	2,590
Loans receivable, net of allowance for credit losses of $4,356 at December 31, 2024 and $4,511 at December 31, 2023	344,813	321,382
Premises and equipment, net	2,079	2,057
Deferred income taxes, net	1,568	1,732
Accrued interest receivable	1,269	1,253
Bank owned life insurance	8,448	8,230
Other assets	2,134	1,158

Total Assets	$451,317	$439,748

Liabilities and Stockholders’ Equity
Liabilities
Deposits	$354,190	$332,966
Borrowings	42,460	55,104
Accrued expenses and other liabilities	6,009	4,689

Total Liabilities	402,659	392,759

Commitments and contingencies - see notes 9 and 10
Stockholders’ Equity
Preferred Stock, $0.01 par value, 10,000,000 shares authorized; -0- issued and outstanding at December 31, 2024 and December 31, 2023	—	—
Common Stock, $0.01 par value, 40,000,000 shares authorized; 2,552,115 (including 67,846 unvested restricted shares) and 2,679,967 (including 86,493 unvested restricted shares) issued and outstanding at December 31, 2024 and December 31, 2023, respectively	24	26
Additional paid-in capital	22,927	24,115
Retained earnings	28,330	26,558
Unearned ESOP shares, 177,744 shares at December 31, 2024 and 188,853 at December 31, 2023	(2,318)	(2,463)
Accumulated other comprehensive loss	(305)	(1,247)

Total Stockholders’ Equity	48,658	46,989

Total Liabilities and Stockholders’ Equity	$451,317	$439,748

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.

Consolidated Statements of Income

(in thousands, except per share data)

	Year ended December 31,
	2024	2023
Interest and Dividend Income
Loans, including fees	$19,538	$17,014
Securities	1,184	1,045
Other	2,769	1,773

Total Interest and Dividend Income	23,491	19,832

Interest Expense
Deposits	10,612	5,911
Borrowings	1,785	1,807

Total Interest Expense	12,397	7,718

Net interest income	11,094	12,114
Provision for Credit Losses	(37)	632

Net interest income after provision for credit losses	11,131	11,482

Noninterest Income
Service charges on deposit accounts	204	176
(Loss) gain on equity securities	(8)	11
Bank owned life insurance income	218	193
Debit card income	209	220
Other service charges	72	104
Gain (loss) on disposal of premises and equipment	494	(52)
Other income	124	133

Total Noninterest Income	1,313	785

Noninterest Expenses
Salaries and employee benefits	5,375	5,210
Occupancy and equipment	671	733
Data and item processing	1,234	1,099
Advertising and marketing	197	202
Professional fees	853	688
Directors’ fees	429	429
FDIC insurance premiums	225	183
Pennsylvania shares tax	300	294
Debit card expenses	163	162
Other	750	803

Total Noninterest Expenses	10,197	9,803

Income before income tax expense	2,247	2,464
Income Tax Expense	475	545

Net Income	$1,772	$1,919

Earnings per common share - basic	$0.77	$0.78

Earnings per common share - diluted	$0.76	$0.77

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.

Consolidated Statements of Comprehensive Income

(in thousands)

	Year Ended December 31,
	2024	2023
Net Income	$1,772	$1,919

Other Comprehensive Income
Unrealized gains on debt securities available-for-sale:
Unrealized holding gains arising during period	1,192	867
Tax effect	(250)	(182)

Other comprehensive income	942	685

Total Comprehensive Income	$2,714	$2,604

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.

Consolidated Statements of Stockholders’ Equity

(in thousands)

					Accumulated
		Additional		Unearned	Other
	Common	Paid-In	Retained	ESOP	Comprehensive
	Stock	Capital	Earnings	Shares	Loss	Total
Balance, January 1, 2023	$27	$25,721	$24,779	$(2,608)	$(1,932)	$45,987
Net income	—	—	1,919	—	—	1,919
Repurchased common stock, 165,109 shares	(1)	(2,144)	—	—	—	(2,145)
ESOP shares released for allocation 11,109	—	(5)	—	145	—	140
Adoption of CECL	—	—	(140)	—	—	(140)
Stock based compensation expense	—	543	—	—	—	543
Other comprehensive income	—	—	—	—	685	685

Balance, December 31, 2023	$26	$24,115	$26,558	$(2,463)	$(1,247)	$46,989

Balance, January 1, 2024	$26	$24,115	$26,558	$(2,463)	$(1,247)	$46,989
Net income	—	—	1,772	—	—	1,772
Repurchased common stock, 130,827 shares	(2)	(1,766)	—	—	—	(1,768)
ESOP shares released for allocation 11,109	—	25	—	145	—	170
Stock based compensation expense	—	553	—	—	—	553
Other comprehensive income	—	—	—	—	942	942

Balance, December 31, 2024	$24	$22,927	$28,330	$(2,318)	$(305)	$48,658

See accompanying notes to consolidated financial statements.

PB Bankshares, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2024	2023
Cash Flows from Operating Activities
Net income	$1,772	$1,919
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	(37)	632
Depreciation and amortization	355	326
(Gain) loss on disposal of premises and equipment	(494)	52
Net accretion of securities premiums and discounts	(460)	(524)
Deferred income tax benefit	(86)	(221)
Loss (gain) on equity securities	8	(11)
(Accretion) amortization of deferred (fees) costs, net	(18)	42
Earnings on bank owned life insurance	(218)	(193)
ESOP allocation of shares	170	140
Stock-based compensation expense	553	543
(Increase) decrease in accrued interest receivable and other assets	(276)	80
Increase in accrued expenses and other liabilities	550	1,097

Net Cash Provided by Operating Activities	1,819	3,882

Cash Flows from Investing Activities
Activity in debt securities available-for-sale:
Purchases	(30,625)	(56,373)
Maturities, calls, and principal repayments	50,096	41,696
Dividends on equity securities reinvested	(23)	(20)
Redemption (purchase) of restricted stocks	465	(339)
Purchase of additional Bank Owned Life Insurance (BOLI)	—	(550)
Net increase in loans receivable	(23,465)	(21,213)
Proceeds from sale of premises and equipment	629	—
Purchases of premises and equipment	(381)	(641)

Net Cash Used in Investing Activities	(3,304)	(37,440)

Cash Flows from Financing Activities
Net increase in deposits	21,224	43,471
Repurchased common stock	(1,756)	(2,145)
Advances of borrowings	—	19,675
Repayments of borrowings	(12,644)	(12,209)

Net Cash Provided by Financing Activities	6,824	48,792

Increase in cash and cash equivalents	5,339	15,234
Cash and Cash Equivalents, Beginning of Period	32,438	17,204

Cash and Cash Equivalents, End of Period	$37,777	$32,438

Supplementary Cash Flows Information
Interest paid	$12,170	$7,228
Income taxes paid	480	592

Supplementary Non-Cash Flows Information
Right-of-use lease assets and liabilities	$847	$—
Unrealized gain on debt securities available-for-sale	1,192	867

See accompanying notes to consolidated financial statements.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Organization and Nature of Operations

PB Bankshares, Inc., a Maryland Corporation (the “Company”) is the holding company of Presence Bank (the “Bank”) and was formed in connection with the conversion of the Bank from the mutual to the stock form of organization. On July 14, 2021, the mutual to stock conversion of the Bank was completed and the Company became the parent holding company for the Bank. Shares of the Company began trading on the Nasdaq Capital Market on July 15, 2021. The Company is subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Bank”).

The Bank is a state-chartered savings bank established in 1919. The main office is located in Coatesville, Pennsylvania with three other branches located in New Holland, Oxford, and Georgetown Pennsylvania. The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to make loans primarily secured by real estate and, to a lesser extent, consumer loans. The Bank competes with other banking and financial institutions in its primary market communities encompassing Chester, Cumberland, Dauphin, Lancaster, and Lebanon Counties in Pennsylvania. The Bank is regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Pennsylvania Department of Banking and Securities.

Principles of Consolidation and Reclassifications

The consolidated financial statements include accounts of the Company and its wholly-owned subsidiary, the Bank. The Bank also includes the accounts of CSB Investments, Inc. (“CSB”), a wholly-owned subsidiary of the Bank located in Wilmington, Delaware. The sole purpose of CSB is to maintain and manage its investment portfolio. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications had no effect on net income or stockholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses on loans.

While management uses available information to recognize estimated losses on loans, future additions to the allowance for credit losses on loans may be necessary based on changes in economic conditions and underlying collateral values, if any. In addition, the FDIC and Pennsylvania Department of Banking and Securities, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses. These agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examinations.

Concentration of Credit Risk

Most of the Company’s activities are with customers located within Chester, Cumberland, Dauphin, Lancaster, and Lebanon Counties of Pennsylvania. Note 2 of the consolidated financial statements discuss the types of securities that the Company invests in. Note 3 of the consolidated financial statements discuss the types of lending that the Company engages in. The Company does not have any significant loan concentrations to any one

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

industry or customer. Although the Company has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy and real estate values.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash due from banks, interest bearing deposits with banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

The Company maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal.

Debt Securities

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums, or unaccreted discounts. At December 31, 2024 and 2023 and for the years then ended, the Company had no investment securities classified as held to maturity.

Securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These securities are carried at fair value, which is determined by obtaining quoted market prices or matrix pricing. Unrealized gains and losses are excluded from earnings and are reported in other comprehensive income (loss), net of taxes. Realized gains and losses are recorded on the trade date and are determined using the specific identification method. Purchase premiums are recognized in interest income using the effective interest rate method over the period from purchase to maturity or, for callable securities, the earliest call date, and purchase discounts are recognized in the same manner from purchase to maturity.

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which eliminated the previous concept of other-than-temporary impairment for available for sale securities (see Allowance for Credit Losses on Securities below).

Allowance for Credit Losses on Securities

Management classifies its debt securities at the time of purchase as available for sale or held to maturity. At December 31, 2024 and 2023, all debt securities were classified as available for sale, meaning that the Company intends to hold them for an indefinite period of time, but not necessarily to maturity.

With the adoption of current expected credit losses (CECL) standard on January 1, 2023, the previous concept of other-than-temporary impairment for available for sale securities has been eliminated. Impairment of debt securities occurs when the fair value of a security is less than its amortized cost. For debt securities available for sale, impairment is recognized in its entirety in net income if either (i) we intend to sell the security or (ii) it is more-likely-than-not that we will be required to sell the security before recovery of its amortized cost basis. If, however, the Company does not intend to sell the security and it is not more-likely-than-not that the Company will be required to sell the security before recovery, the Company evaluates unrealized losses to determine whether a decline in fair value below amortized cost basis is a result of a credit loss, which occurs when the

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security, or other factors such as changes in market interest rates. If a credit loss exists, an allowance for credit losses is recorded that reflects the amount of the impairment related to credit losses, limited by the amount by which the security’s amortized cost basis exceeds its fair value. Changes in the allowance for credit losses are recorded in net income in the period of change and are included in provision for credit losses. Changes in the fair value of debt securities available for sale not resulting from credit losses are recorded in other comprehensive income (loss). The Company regularly reviews unrealized losses in its investments in securities and cash flows expected to be collected from impaired securities based on criteria including the extent to which market value is below amortized cost, the financial health of and specific prospects for the issuer, the Company’s intention with regard to holding the security to maturity and the likelihood that the Company would be required to sell the security before recovery. In evaluating its available for sale debt securities, the Company has elected to exclude accrued interest receivable from the amortized cost basis.

For held to maturity securities an estimate of current expected credit loss must be established at the time of purchase with changes in estimated credit loss recognized in the allowance for credit losses through the provision for credit losses.

Equity Securities

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determined fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

Restricted Investments in Bank Stocks

Restricted stock, which represents required investments in the common stock of correspondent banks, is carried at cost and consists of the common stock of the Federal Home Loan Bank of Pittsburgh (“FHLB”) of $2,065,000 and $2,530,000 as of December 31, 2024 and 2023, respectively, and Atlantic Community Bankers Bank (“ACBB”) of $60,000 as of both December 31, 2024 and 2023.

Management evaluates the restricted stock for impairment. Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. Management believes no impairment charge was necessary related to restricted stocks in 2024 and 2023.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for credit losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method over the life of the loan.

The loans receivable portfolio is segmented into one- to four-family residential real estate, commercial real estate, construction, commercial and industrial, and consumer loans. Descriptions of the Company’s loan classes are as follows:

One- to four-family Residential Real Estate Loans: This segment of loans includes loans secured by one- to four-family homes. In addition to traditional residential mortgage loans secured by a first or junior lien on the property, the Company offers home equity lines of credit.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commercial Real Estate Loans: This loan segment consists primarily of loans secured by various types of commercial real estate typically in the Company’s market area, including multi-family residential buildings, office and retail buildings, medical, industrial and warehouse buildings, hotels, and religious facilities.

Construction: The Company originates construction loans for the acquisition and development of land and construction of commercial buildings, condominiums, townhomes, and one- to four-family residences.

Commercial and Industrial Loans: Commercial loans may be unsecured or secured with non-real estate commercial property. The Company makes commercial loans to businesses located within its market area and also to businesses outside of its market area through loan participations with other financial institutions.

Consumer Loans: Consumer loans include all loans made to individuals for consumer or personal purposes. They include secured loans, unsecured loans, and overdraft lines of credit. The Company makes consumer loans to individuals located within its market area and occasionally to individuals outside of its market.

For all classes of loans receivable, the accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Interest received on nonaccrual loans, including impaired loans, generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Credit Losses on Loans

The allowance for credit losses on loans is established through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the allowance for credit losses for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents management’s current estimate of expected credit losses over the contractual term of loans, and is recorded at an amount that, in management’s judgment, reduces the recorded investment in loans to the net amount expected to be collected. No allowance for credit losses are recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income. Management’s judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. Loans that share common risk characteristics are evaluated collectively using a cash flow approach for all loans. The cash flow approach used by the Company utilizes loan-level cash flow projections and pool-level assumptions. For all loan pools, cash flow projections and estimated expected losses are based in part on benchmarked peer data.

Management’s estimate of the allowance for credit losses on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the loss estimation process. This includes forecasts that are reasonable and supportable concerning expectations of future

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

These qualitative risk factors may include, but are not limited to:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2.	National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.
3.	Nature and volume of the portfolio and terms of loans.

4.	Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6.	Effect of external factors, such as competition and legal and regulatory requirements.

7.	Experience, ability, and depth of lending management and other relevant staff.

8.	Quality of loan review and Board of Director oversight.

9.	The effect of other external factors (i.e. competition, legal and regulatory requirements) on the level of estimated credit losses.

10.	Changes in inflationary environment.

11.	Changes in the interest rate environment.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for credit losses calculation for our loan portfolio.

The evaluation also considers the following risk characteristics of each loan portfolio segment:

•	One- to four-family residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

•

Commercial real estate loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because repayment of these loans may be dependent upon the profitability and cash flows of the business or project.

•

Construction loans carry risks that the project may not be finished according to schedule, the project may not be finished according to budget, and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure or other factors unrelated to the project.

•

Commercial and industrial loans carry risks associated with the successful operation of a business because repayment of these loans may be dependent upon the profitability and cash flows of the business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much reliability.

•

Consumer loans carry risk associated with the continued creditworthiness of the borrower and the value of the collateral, if any. These loans are typically either unsecured or secured by rapidly depreciating assets. They are also likely to be immediately and adversely affected by job loss, divorce, illness, personal bankruptcy, or other changes in circumstances.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans that do not share common risk characteristics with other loans are evaluated individually and are not included in the collective analysis. The allowance for credit losses on loans that are individually evaluated may be estimated based on their expected cash flows, or, in the case of loans for which repayment is expected substantially through the operation or sale of collateral when the borrower is experiencing financial difficulty, may be measured based on the fair value of the collateral less estimated costs to sell.

An unallocated component of the allowance for credit losses is maintained to cover uncertainties that could affect management’s estimate of expected losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating expected losses in the portfolio.

Allowance for Credit Losses on Unfunded Commitments

The Company records a reserve, reported in other liabilities, for expected credit losses on commitments to extend credit that are not unconditionally cancelable by the Company. The reserve for unfunded commitments is measured based on the principles utilized in estimating the allowance for credit losses on loans and an estimate of the amount of unfunded commitments expected to be advanced. Changes in the reserve for unfunded commitments are recorded through the provision for credit losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease period, if shorter. Gains or losses on dispositions are reflected in current operations. Maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned (OREO)

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. Any write-downs based on the asset’s fair value less cost to sell at date of foreclosure are charged to the allowance for credit losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and write-downs are included in other noninterest expense on the consolidated statements of operations. Gains and losses on the sale of OREO, if any, are included in noninterest expense.

Bank Owned Life Insurance

The Company has invested in bank owned life insurance (“BOLI”) covering certain employees. The Company is the owner and beneficiary of these policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in noninterest income on the consolidated statements of operations. The policies can be liquidated, if necessary, with tax costs associated. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Income Taxes

The Company accounts for income taxes in accordance with the income tax accounting guidance set forth in FASB ASC Topic 740, Income Taxes.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and net operating loss carryforwards, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense (benefit) results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

The Company files a consolidated U.S. federal income tax return with its subsidiary.

As of December 31, 2024, the Company had no material unrecognized tax benefits or accrued interest and penalties. It is the Company’s policy to account for interest and penalties accrued relative to unrecognized tax benefits as a component of income tax expense. Federal and state tax returns for the years 2021 through 2023 were open for examination as of December 31, 2024.

Transfers of Financial Assets

Transfers of financial assets, including loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated balance sheets when they are funded.

Retirement Plans

Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee Stock Ownership Plan

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the ASC Topic 718, “Stock Compensation.” ASC Topic 718 requires compensation costs related to share-based payment transactions to be recognized in the financial statements (with limited exceptions). The amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued and forfeitures are accounted for as they occur. Fair value is based on a Black-Scholes pricing model for options and the closing share price for the Company’s stock for other unvested awards. Compensation cost is recognized over the period that an employee provides services in exchange for the award. The Company allows the employee to use shares to satisfy employer income tax withholding obligations.

Earnings per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under share-based compensation arrangements.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in results of operations. Although certain changes in assets and liabilities, such as unrealized gains or losses on securities available-for-sale, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Segment Reporting

The Company’s financial results are considered to be aggregated into one reportable operating segment with revenue derived from the business of community banking. Through its community banking segment, the Company offers a full range of products and services through various delivery channels. The banking products and services include the acceptance of deposits in noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, money market deposits and certificate of deposits; the origination and servicing of real

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

estate one-to four-family residential, real estate commercial, real estate construction, commercial and industrial and consumer and other loans; and other services including wire transfers. The community banking segment derives revenues mainly from interest income on loans to customers, investment securities held and fees and income related to the services listed above.

The accounting policies of the community banking segment are the same as those described in the summary of significant accounting policies. The Company’s President and Chief Executive Officer and Chief Financial Officer are the Chief Operating Decision Makers (CODMs). The CODMs are responsible for the day-to-day management of the company, including regularly reviewing the operating and financial performance of the Company on a consolidated basis.

The primary measure of financial performance is consolidated net income which is used to assess performance and make decisions about resource allocation. Net income is used to monitor budget versus actual results as well as comparing prior year’s results. The comparative analysis along with the monitoring of budget versus actual results are used in assessing the performance of the segment. The presentation of financial performance to the CODMs is consistent with amounts and financial statement lines shown in the Company’s consolidated balance sheets and consolidated statements of income. The Company’s significant expenses are segmented by category and amount in the consolidated statements of income to include all significant items including salaries and employee benefits, occupancy and equipment, data and item processing, advertising and marketing, professional fees, Directors’ fees, FDIC insurance premiums, Pennsylvania shares tax, debit card expense and other general operating expenses.

Recent Accounting Pronouncements

This section provides a summary description of recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) to the Accounting Standards Codification (ASC) that had or that management expects may have an impact on the consolidated financial statements issued upon adoption. The Company is classified as an emerging growth company and has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Effective dates reflect this election.

Recently Issued, But Not Yet Effective Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity’s applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024, for public business entities. For entities other than public business entities the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The FASB subsequently issued ASU 2025-01, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date”, which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. The Company does not expect the adoption of ASU 2024-03 to have a material impact on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”). Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this standard as of December 31, 2024 and the Company did not have a material impact on its consolidated financial statements. See discussion above in Note 1 for more details.

2. Debt and Equity Securities

The amortized cost, gross unrealized gains and losses, and fair value of securities available-for-sale are as follows (in thousands):

		Gross Unrealized	Gross Unrealized
December 31, 2024	Amortized Cost	Gains	Losses	Fair Value
Debt securities:
Agency bonds	$20,747	$—	$(582)	$20,165
Corporate bonds	4,465	377	(21)	4,821
Treasury securities	21,902	48	—	21,950
Mortgage-backed securities	1,526	—	(30)	1,496
Collateralized mortgage obligations	2,042	—	(178)	1,864

Total available-for-sale debt securities	$50,682	$425	$(811)	$50,296

Equity securities:
Mutual funds (fixed income)				$808

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Gross Unrealized	Gross Unrealized
December 31, 2023	Amortized Cost	Gains	Losses	Fair Value
Debt securities:
Agency bonds	$23,244	$—	$(1,384)	$21,860
Treasury securities	43,750	32	—	43,782
Mortgage-backed securities	83	2	—	85
Collateralized mortgage obligations	2,616	—	(228)	2,388

Total available-for-sale debt securities	$69,693	$34	$(1,612)	$68,115

Equity securities:
Mutual funds (fixed income)				$793

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2024 and 2023 (in thousands):

December 31, 2024	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Agency bonds	$8,736	$(263)	$11,429	$(319)	$20,165	$(582)
Corporate bonds	785	(21)	—	—	785	(21)
Mortgage-backed securities	1,445	(30)	—	—	1,445	(30)
Collateralized mortgage obligations	160	(17)	1,704	(161)	1,864	(178)

Total	$11,126	$(331)	$13,133	$(480)	$24,259	$(811)

December 31, 2023	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Agency bonds	$1,998	$(1)	$19,862	$(1,383)	$21,860	$(1,384)
Collateralized mortgage obligations	—	—	2,388	(228)	2,388	(228)

Total	$1,998	$(1)	$22,250	$(1,611)	$24,248	$(1,612)

As of December 31, 2024 and 2023, the mortgage-backed securities and collateralized mortgage obligations included in the securities portfolio consist of securities issued by U.S. government sponsored agencies. There were no private label mortgage-backed securities held in the securities portfolio as of December 31, 2024 and 2023.

At December 31, 2024, 46 agency bonds had an unrealized loss of 2.81% from the Company’s cost basis, one corporate bond had an unrealized loss of 2.67% from the Company’s cost basis, two mortgage-backed securities had an unrealized loss 2.06% from the Company’s cost basis and 33 collateralized mortgage obligation had an unrealized loss of 8.70% from the Company’s cost basis. At December 31, 2023, 49 agency bonds had an unrealized loss of 6.00% from the Company’s cost basis and 33 collateralized mortgage obligation had an unrealized loss of 8.73% from the Company’s cost basis. In analyzing an issuer’s financial condition, management considers whether downgrades by bond rating agencies have occurred and industry analysts’ reports.

As of December 31, 2024 and 2023, management believes that the estimated fair value of securities disclosed above is primarily dependent upon the movement in market interest rates particularly given the negligible inherent credit risk associated with these securities. Although the fair value will fluctuate as the market interest

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

rates move, management believes that these fair values will recover as the underlying portfolios mature and are reinvested in market yielding investments. Additionally, all securities remain highly rated and all issuers have continued to make timely payments of interest and principal.

As the Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the securities before recovery of their amortized cost basis, which may be maturity, the Company concluded that a credit loss did not exist in its portfolio at December 31, 2024 and 2023, and therefore, no allowance for credit losses was recorded.

There were no securities sold during 2024 and 2023. The amortized cost and fair value of debt securities available-for-sale at December 31, 2024, by contractual maturity with yields, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands).

	Available-for-Sale
	Amortized Cost	Fair Value	Yield
Due less than one year	$38,161	$37,806	2.45%
Due one year through five years	4,488	4,309	1.05
Due after five years through ten years	4,465	4,821	7.36
Mortgage-backed securities	1,526	1,496	4.73
Collateralized mortgage obligations	2,042	1,864	1.95

Total available-for-sale debt securities	$50,682	$50,296	3.17%

At December 31, 2024 and 2023, the Company had securities with a fair value totaling $1,954,000 and $1,878,000, respectively, pledged to secure borrowings.

At December 31, 2024 and 2023, the Company had securities with a fair value totaling $22,047,000 and $15,073,000, respectively, pledged primarily for public fund depositors.

At December 31, 2024 and December 31, 2023, the Company had accrued interest receivable on available for sale debt securities totaling $83,000 and $46,000, respectively.

3. Loans Receivable and Allowance for Credit Losses on Loans

On January 1, 2023, the Company adopted ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. All loan information presented as of December 31, 2024 and 2023 is in accordance with ASC 326.

The Company’s loans are stated at their face amount and consist of the classes of loans included in the table below. The Company has elected to exclude accrued interest receivable, totaling $1.3 million at December 31, 2024 and December 31, 2023, from the amortized cost basis of loans.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Major classifications of net loans receivable at December 31, 2024 and 2023 are as follows (in thousands):

	December 31,	December 31,
	2024	2023
Real estate:
One-to four-family residential	$103,573	$108,534
Commercial	205,164	184,868
Construction	10,492	10,805
Commercial and industrial	21,278	16,552
Consumer and other	9,257	5,836

	349,764	326,595
Deferred loan fees, net	(595)	(702)
Allowance for credit losses	(4,356)	(4,511)

Total loans receivable, net	$344,813	$321,382

The following table shows the loan maturities at December 31, 2024 (in thousands). The table presents contractual maturities and does not reflect repricing or the effect of prepayments:

	One- to Four-
	Family
	Residential	Commercial		Commercial	Consumer
	Real Estate	Real Estate	Construction	and Industrial	and Other	Total
Amounts due in:
One year or less	$3,181	$6,252	$533	$10,917	$5,018	$25,901
More than one to five years	2,327	1,318	6,572	3,801	2	14,020
More than five to 15 years	54,156	175,721	3,387	6,560	4,237	244,061
More than 15 years	43,909	21,873	—	—	—	65,782

Total	$103,573	$205,164	$10,492	$21,278	$9,257	$349,764

The following table sets forth our fixed and adjustable-rate loans at December 31, 2024 that are contractually due after December 31, 2025 (in thousands):

	Due After December 31, 2025
	Fixed	Adjustable	Total
Real estate:
One- to four-family residential	$45,394	$54,998	$100,392
Commercial	12,214	186,698	198,912
Construction	1,426	8,533	9,959
Commercial and industrial	6,335	4,026	10,361
Consumer and other	2	4,237	4,239

Total loans	$65,371	$258,492	$323,863

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans to officers and directors, made on the same terms as loans to others, and the related activity is as follows (in thousands):

	December 31,
	2024	2023
Balance, beginning of year	$4,756	$5,533
Additions	4	—
Repayments	(126)	(777)
Reclassification	—	—

Balance, end of year	$4,634	$4,756

The following table summarizes the activity in the allowance for credit losses - loans by loan class for the year ended December 31, 2024 (in thousands):

	Allowance for Credit Losses - Loans
				Provisions
				for Credit
	Beginning			Losses -	Ending
	Balance	Charge-offs	Recoveries	Loans	Balance
Real Estate:
One- to four-family residential	$1,267	$—	$—	$(222)	$1,045
Commercial	2,637	(223)	—	296	2,710
Construction	112	—	—	(19)	93
Commercial and industrial	229	—	14	34	277
Consumer and other	71	(12)	14	27	100
Unallocated	195	—	—	(64)	131

Total	$4,511	$(235)	$28	$52	$4,356

The following table summarizes the activity in the allowance for credit losses - loans by loan class for the year ended December 31, 2023 (in thousands):

	Allowance for Credit Losses - Loans
	Balance				Provisions
	Prior to	Impact of			for Credit
	Adoption of	Adoption of			Losses -	Ending
	ASC 326	ASC 326	Charge-offs	Recoveries	Loans	Balance
Real Estate:
One- to four-family residential	$1,156	$45	$—	$15	$51	$1,267
Commercial	1,829	75	—	—	733	2,637
Construction	316	(34)	—	—	(170)	112
Commercial and industrial	308	(84)	(144)	4	145	229
Consumer and other	87	3	—	—	(19)	71
Unallocated	296	(5)	—	—	(96)	195

Total	$3,992	$—	$(144)	$19	$644	$4,511

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present a breakdown of the provision for credit losses for the years ended December 31, 2024 and 2023 (in thousands):

	2024	2023
Provision for credit losses:
Provision for loans	$52	$644
Recovery for unfunded commitments	(89)	(12)

Total provision for credit losses	$(37)	$632

The following table presents the amortized cost basis of loans on nonaccrual status and the amortized cost basis of loans on nonaccrual status for which there was no related allowance for credit losses as of December 31, 2024 and 2023 (in thousands):

	December 31, 2024
		Nonaccrual
	Nonaccrual	With No ACL
Real estate:
One- to four-family residential	$99	$99
Commercial	864	376
Commercial and industrial	159	159

Total	$1,122	$634

	December 31, 2023
		Nonaccrual
	Nonaccrual	With No ACL
Real estate:
One- to four-family residential	$149	$149
Commercial	1,065	1,065
Commercial and industrial	207	207

Total	$1,421	$1,421

The following table presents the net charge-offs to average loans outstanding during the years ended December 31:

	2024	2023
Real Estate:
One- to four-family residential	—%	—%
Commercial	0.11%	—%
Construction	—%	—%
Commercial and industrial	—%	0.56%
Consumer and other	—%	—%
Total net charge-offs to total average loans outstanding	0.06%	0.04%

The following table presents key credit ratios and the components used in the calculations:

	2024	2023
Total non-accrual loans	$1,122	$1,421
Gross total loans	$349,764	$326,595
Allowance for credit losses - loans	$4,356	$4,511
Total non-accrual loans to total loans	0.32%	0.44%
Allowance to non-accrual loans	388.24%	317.45%
Allowance to total loans outstanding at the end of the period	1.25%	1.38%

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the amortized cost basis of collateral-dependent loans to borrowers experiencing financial difficulty by loan class as of December 31, 2024 (in thousands):

	December 31, 2024
	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Collateral Dependent Loans	Allowance for Credit Losses- Loans
Real estate:
One- to four-family residential	$318	$—	$318	$—
Commercial	1,472	—	1,472	92
Construction	—	—	—	—
Commercial and industrial	159	—	159	—
Consumer and other	—	—	—	—

Total	$1,949	$—	$1,949	$92

The following table presents the amortized cost basis of collateral-dependent loans to borrowers experiencing financial difficulty by loan class as of December 31, 2023 (in thousands):

	December 31, 2023
	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Collateral Dependent Loans	Allowance for Credit Losses- Loans
Real estate:
One- to four-family residential	$355	$—	$355	$—
Commercial	1,577	—	1,577	—
Construction	—	—	—	—
Commercial and industrial	207	—	207	—
Consumer and other	—	—	—	—

Total	$2,139	$—	$2,139	$—

A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans include those characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Loans classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific allowance for credit losses is not warranted. Loans that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as special mention by our management. Loans that are performing as agreed are classified as pass.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2024 (in thousands); as well as gross charge-offs (in thousands) for the year ended December 31, 2024.

	Year of Origination
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
Real estate: one- to four-family residential
Pass	$4,884	$8,036	$16,823	$16,203	$11,547	$34,873	$9,645	$1,071	$103,082
Special Mention	—	—	—	—	—	173	—	—	173
Substandard	—	—	—	—	—	318	—	—	318

Total real estate: one- to four-family residential	$4,884	$8,036	$16,823	$16,203	$11,547	$35,364	$9,645	$1,071	$103,573

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Real estate: commercial
Pass	$31,050	$42,813	$38,232	$43,810	$19,692	$21,990	$5,526	$—	$203,113
Special Mention	—	—	245	—	334	—	—	—	579
Substandard	—	—	—	—	—	1,472	—	—	1,472

Total real estate: commercial	$31,050	$42,813	$38,477	$43,810	$20,026	$23,462	$5,526	$—	$205,164

Current period gross charge-offs	$—	$—	$—	$—	$—	$(223)	$—	$—	$(223)
Real estate: construction
Pass	$3,940	$—	$2,339	$3,750	$77	$—	$386	$—	$10,492
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—

Total real estate: construction	$3,940	$—	$2,339	$3,750	$77	$—	$386	$—	$10,492

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Commercial and industrial
Pass	$5,058	$525	$2,612	$1,991	$416	$230	$9,991	$56	$20,879
Special Mention	—	—	—	—	—	—	240	—	240
Substandard	—	—	—	—	—	159	—	—	159

Total commercial and industrial	$5,058	$525	$2,612	$1,991	$416	$389	$10,231	$56	$21,278

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Consumer and other
Pass	$2	$—	$2,000	$2,000	$—	$—	$5,255	$—	$9,257
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—

Total consumer and other	$2	$—	$2,000	$2,000	$—	$—	$5,255	$—	$9,257

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$(12)	$—	$(12)
Total loans, gross
Pass	$44,934	$51,374	$62,006	$67,754	$31,732	$57,093	$30,803	$1,127	$346,823
Special Mention	—	—	245	—	334	173	240	—	992
Substandard	—	—	—	—	—	1,949	—	—	1,949

Total loans, gross	$44,934	$51,374	$62,251	$67,754	$32,066	$59,215	$31,043	$1,127	$349,764

Current period gross charge-offs	$—	$—	$—	$—	$—	$(223)	$(12)	$—	$(235)

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2023 (in thousands); as well as gross charge-offs (in thousands) for the year ended December 31, 2023.

	Year of Origination
	2023	2022	2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
Real estate: one- to four-family residential
Pass	$8,452	$17,677	$18,152	$12,310	$8,188	$32,444	$9,077	$1,293	$107,593
Special Mention	—	—	—	—	—	586	—	—	586
Substandard	—	—	—	—	—	355	—	—	355

Total real estate: one- to four-family residential	$8,452	$17,677	$18,152	$12,310	$8,188	$33,385	$9,077	$1,293	$108,534

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Real estate: commercial
Pass	$44,872	$42,737	$46,182	$20,797	$4,025	$22,485	$2,193	$—	$183,291
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	1,577	—	—	1,577

Total real estate: commercial	$44,872	$42,737	$46,182	$20,797	$4,025	$24,062	$2,193	$—	$184,868

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Real estate: construction
Pass	$269	$7,179	$—	$85	$116	$365	$2,233	$—	$10,247
Special Mention	—	89	469	—	—	—	—	—	558
Substandard	—	—	—	—	—	—	—	—	—

Total real estate: construction	$269	$7,268	$469	$85	$116	$365	$2,233	$—	$10,805

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Commercial and industrial
Pass	$616	$3,273	$1,631	$728	$19	$243	$9,773	$62	$16,345
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	207	—	—	207

Total commercial and industrial	$616	$3,273	$1,631	$728	$19	$450	$9,773	$62	$16,552

Current period gross charge-offs	$—	$—	$(144)	$—	$—	$—	$—	$—	$(144)
Consumer and other
Pass	$—	$2,010	$2,000	$982	$—	$—	$844	$—	$5,836
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—

Total consumer and other	$—	$2,010	$2,000	$982	$—	$—	$844	$—	$5,836

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total loans, gross
Pass	$54,209	$72,876	$67,965	$34,902	$12,348	$55,537	$24,120	$1,355	$323,312
Special Mention	—	89	469	—	—	586	—	—	1,144
Substandard	—	—	—	—	—	2,139	—	—	2,139

Total loans, gross	$54,209	$72,965	$68,434	$34,902	$12,348	$58,262	$24,120	$1,355	$326,595

Current period gross charge-offs	$—	$—	$(144)	$—	$—	$—	$—	$—	$(144)

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The performance and credit quality of the loan portfolio is also monitored by analyzing the past due status of loans receivable. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2024 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 or More Days and Accruing
Real estate:
One- to four-family residential	$190	$—	$24	$214	$103,359	$103,573	$—
Commercial	376	—	488	864	204,300	205,164	—
Construction	—	—	—	—	10,492	10,492	—
Commercial and industrial	—	50	109	159	21,119	21,278	—
Consumer and other	—	—	—	—	9,257	9,257	—

Total loans, gross	$566	$50	$621	$1,237	$348,527	$349,764	$—

The performance and credit quality of the loan portfolio is also monitored by analyzing the past due status of loans receivable. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2023 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 or More Days and Accruing
Real estate:
One- to four-family residential	$89	$—	$28	$117	$108,417	$108,534	$—
Commercial	—	655	—	655	184,213	184,868	—
Construction	—	—	—	—	10,805	10,805	—
Commercial and industrial	—	—	—	—	16,552	16,552	—
Consumer and other	—	—	—	—	5,836	5,836	—

Total loans, gross	$89	$655	$28	$772	$325,823	$326,595	$—

The Company may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan. The Company may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral.

The Company identifies loans for potential modification primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

No loans were modified during the years ended December 31, 2024 and 2023 to borrowers experiencing financial difficulty.

The Company closely monitors the performance of modified loans to understand the effectiveness of its modification efforts. Upon the determination that all or a portion of a modified loan is uncollectible, that amount is charged against the allowance for credit losses.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2024 and 2023, there was no other real estate owned. There was no real estate in process of foreclosure as of December 31, 2024 and 2023.

4. Premises and Equipment

Premises and equipment are composed of the following at December 31 (in thousands):

	Estimated Useful Lives	2024	2023
Premises:
Land	Indefinite	$428	$528
Building and improvements	5 - 40 years	1,732	2,141
Furniture and equipment	3 - 10 years	2,685	2,499

		4,845	5,168
Accumulated depreciation and amortization		(2,766)	(3,111)

		$2,079	$2,057

Depreciation and amortization expense charged to operations amounted to approximately $224,000 and $225,000 for the years ended December 31, 2024 and 2023, respectively.

5. Leases

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable prepaid rent, initial direct costs and any incentives received from the lessor.

Lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following tables present information about the Company’s leases as of and for the year ended December 31, 2024 and 2023 (dollars in thousands):

	December 31, 2024		December 31, 2023
Right-of-use assets	$1,567		$852
Lease liabilities	$1,536		$814
Weighted average remaining lease term	11.08	years	12.31	years
Weighted average discount rate	4.81%		4.73%
Operating lease cost	$111		$97
Short-term lease cost	8		82

Total lease costs	$119		$179

Cash paid for amounts included in the measurement of lease liabilities	$150		$130

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows:

Lease payments due for the year ending December 31 (in thousands):	As of December 31, 2024
2025	$220
2026	178
2027	162
2028	162
2029	165
Thereafter	1,109

Total undiscounted cash flows	1,996

Discount	460

Lease Liability	$1,536

6. Deposits

Deposits at December 31, 2024 and 2023 consisted of the following (in thousands):

	2024	2023
Noninterest-bearing demand deposits	$26,411	$21,037
Interest-bearing demand deposits	101,552	103,869
Savings deposits	11,852	13,233
Money market deposits	40,669	49,316
Certificates of deposit	173,706	145,511

	$354,190	$332,966

At December 31, 2024, the scheduled maturities of certificates of deposit are as follows for the year ending December 31 (in thousands):

2025	$151,116
2026	12,996
2027	3,000
2028	5,660
2029	460
Thereafter	474

$173,706

Certificates of deposit in denominations of $250,000 or more were approximately $38,513,000 and $39,357,000 at December 31, 2024 and 2023, respectively. Currently, amounts above $250,000 are not insured by the FDIC.

At December 31, 2024 and 2023, the Company held approximately $24,817,000 and $4,943,000, respectively, in brokered deposits.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest expense on deposits for the years ended December 31, 2024 and 2023 was composed of the following (in thousands):

	2024	2023
Interest-bearing demand deposits	$2,048	$1,314
Savings deposits	32	73
Money market deposits	1,425	942
Certificates of deposit	7,107	3,582

	$10,612	$5,911

Deposits of related parties totaled $3,542,000 and $3,876,000 at December 31, 2024 and 2023, respectively.

7. Borrowings

The Company has an unsecured line of credit with ACBB of up to $7,500,000, which expires on June 30, 2025, which it intends to renew annually. Interest on the line of credit is charged at fed funds rate plus 0.25%. The Company had no outstanding borrowings under the ACBB line of credit at December 31, 2024 and 2023. The Company has an unsecured line of credit with SouthState Bank N.A. of up to $5,000,000. There were no borrowings outstanding under the SouthState Bank, N.A. line of credit at December 31, 2024 and 2023. The Company also has the ability to borrow up to $1,876,000 through the Federal Reserve Bank’s discount window. Funds obtained through the discount window are secured by the Company’s U.S. Government and agency obligations. There were no borrowings outstanding through the discount window at December 31, 2024 and 2023. Borrowings maturing in less than a year are considered short term and borrowings maturing in greater than a year are considered long term.

Borrowings from the FHLB at December 31 consist of the following (dollars in thousands):

	December 31,		December 31,
	2024		2023
		Weighted		Weighted
Maturity	Amount	Rate	Amount	Rate
2024	$—	—%	$11,500	5.41%
2025	4,500	5.30	4,500	5.30
2026	2,411	3.60	3,241	3.02
2027	19,500	2.69	19,500	2.69
2028	13,650	4.00	13,650	4.00
2032	2,399	1.83	2,713	1.83

Total borrowings	$42,460	3.39%	$55,104	3.77%

The Company has an open-ended line of credit (short-term borrowing) of $89,200,000 to obtain advances from the FHLB. Interest on the line of credit is charged at the FHLB’s overnight rate which was 4.71% and 5.68% at December 31, 2024 and 2023, respectively. The Company had no outstanding borrowings under this line of credit at December 31, 2024 and 2023.

Maximum borrowing capacity with the FHLB was approximately $179,542,000 and $178,468,000 at December 31, 2024 and 2023, respectively, secured by qualifying loans, of which $42,460,000 and $55,104,000 had been advanced at December 31, 2024 and 2023, respectively, in addition to letters of credit that decrease the Company’s maximum borrowing capacity with the FHLB. The Company had three letters of credit with FHLB for $7,000,000 at December 31, 2024 and three letters of credit with FHLB for $13,850,000 at December 31, 2023 that were pledged to secure public funds.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Income Taxes

The components of income tax expense consisted of the following for the years ended December 31 (in thousands):

	2024	2023
Current tax expense	$561	$766
Deferred tax expense (benefit)	(86)	(221)

Income Tax Expense	$475	$545

A reconciliation of the statutory federal income tax at a rate of 21% to federal income tax expense (benefit) included in the consolidated statements of income for the years ended December 31, 2024 and 2023, respectively are as follows:

	2024	2023
Federal income tax at statutory rate	$472	$517
Bank owned life insurance income	(46)	(41)
Nondeductible share-based compensation	45	54
Other	4	15

Income Tax Expense	$475	$545

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset at December 31, 2024 and 2023 are as follows (in thousands):

	2024	2023
Deferred tax assets:
Allowance for credit losses on loans	$915	$947
Reserve for off-balance sheet commitments	16	35
Deferred loan fees	275	270
Unrealized losses on available-for-sale securities	81	331
Supplemental executive retirement plan	181	130
Bonus accrual	118	151
Deferred compensation	200	101
Lease liabilities	323	171
Other	131	78

Gross deferred tax assets	2,240	2,214

Deferred tax liabilities:
Deferred loan costs	147	138
Right-of-use assets	329	179
Property and equipment	191	156
Prepaid expenses	5	9

Gross deferred tax liabilities	672	482

Net Deferred Tax Assets	$1,568	$1,732

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management concluded no valuation allowance was necessary.

With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2021.

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Company had the following off-balance sheet financial instruments whose contract amounts represent credit risk at December 31, 2024 and 2023 (in thousands):

	December 31,	December 31,
	2024	2023
Commitments to grant loans	$23,958	$31,481
Unfunded commitments under lines of credit	12,409	12,186
Standby letters of credit	6,698	1,808

Total off-balance sheet financial instruments	$43,065	$45,475

Outstanding loan commitments represent the unused portion of loan commitments available to individuals and companies as long as there is no violation of any condition established in the contract. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based upon management’s credit evaluation of the customer. Various types of collateral may be held, including property and marketable securities. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers.

10. Contingencies

In the normal course of business, the Company is subject to various lawsuits involving matters generally incidental to its business. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the consolidated balance sheet or of operations of the Company.

11. Employee Benefits

401(k) Retirement Plan

The Company maintains a 401(k) Retirement Plan for eligible employees. The plan provides a matching contribution for all employees. The matching contribution is an amount equal to 100% of the participant’s elective contribution not to exceed 3% of the participant’s plan salary, plus 50% of the participant’s contribution that exceeds 3% of their plan salary but not to exceed 5% of their plan salary. With the freezing of the Pension

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plan, the Company initiated a 2% discretionary contribution to the 401(k) for employees beginning January 1, 2019. The Company’s related expense associated with the matching contribution and discretionary contribution was $175,000 and $168,000 in 2024 and 2023, respectively.

Deferred Compensation Agreement

The Company has an executive deferred compensation plan, whereby each executive officer may voluntarily participate and elect each year to defer a portion or all of their compensation and bonus. The deferrals, along with accumulated earnings, are payable at retirement. The Company accrues the estimated annual cost of the deferred amounts that will be payable at retirement. At December 31, 2024 and 2023, the accumulated liability was approximately $953,000 and $482,000, respectively, and is included in accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets.

Supplemental Executive Retirement Plan

The Company maintains a supplemental executive retirement plan for certain executives. At December 31, 2024 and 2023, the accumulated liability was $863,000 and $620,000, respectively, and is included in accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets. The expense for the years ended December 31, 2024 and 2023, was $282,000 and $236,000, respectively.

Employee Stock Ownership Plan (ESOP)

During 2021, the ESOP borrowed from the Company to purchase 222,180 shares of stock at an average price of $13.04 per share. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. The Company’s related expense for the ESOP was $170,000 and $140,000 in 2024 and 2023, respectively.

Shares held by the ESOP were as follows (dollars in thousands):

	2024	2023
Allocated to participants	44,436	33,327
Unearned	177,744	188,853

Total ESOP shares	222,180	222,180

Fair value of unearned shares	$2,716	$2,638

12. Stock-Based Compensation

The Company’s stockholders approved the PB Bankshares, Inc. 2022 Equity Incentive Plan (the “2022 Equity Incentive Plan”) at the Annual Meeting on September 28, 2022. An aggregate of 388,815 shares of authorized but unissued common stock of the Company was reserved for future grants of incentive and nonqualified stock options and restricted stock awards and restricted stock units under the 2022 Equity Incentive Plan. Of the 388,815 authorized shares, the maximum number of shares of the Company’s common stock that may be issued under the 2022 Equity Incentive Plan pursuant to the exercise of stock options is 277,725 shares, and the maximum number of shares of the Company’s common stock that may be issued as restricted stock awards or restricted stock units is 111,090 shares.

The product of the number of shares granted and the grant date market price of the Company’s common stock determine the fair value of restricted stock under the Company’s 2022 Equity Incentive Plan. Management

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

recognizes compensation expense for the fair value of restricted stock on a straight-line basis over the requisite service period for the entire award. As of December 31, 2024 and 2023, there were -0- and 13,628 shares available for future awards under this plan, respectively. The shares available for future award included -0- and 10,653 shares available for incentive and non-qualified stock options as of December 31, 2024 and 2023, respectively, and -0- and 2,975 shares available for restricted stock awards as of those same dates, respectively. When granted, the stock options and restricted shares vest over a five-year period.

Stock option expense was $282,000 and $276,000 for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024, total unrecognized compensation cost related to stock options was $887,000.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2024 and 2023 was as follows (dollars in thousands, except per share data):

	Year Ended December 31, 2024
	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value

Outstanding, January 1, 2023	266,072	$12.28	9.88	$
Granted	1,000	13.80	9.50
Exercised	—	—	—
Forfeited	—	—	—

Outstanding, December 31, 2023	267,072	$12.29	8.88		$69

Granted	11,653	12.20	9.33
Exercised	—	—	—
Forfeited	(1,000)	13.80	9.42

Outstanding, December 31, 2024	277,725	$12.28	7.93		$834

Exercisable, December 31, 2024	106,428	$12.28	7.87		$319

During the second quarter of 2024, we granted 11,653 shares of stock options at an exercise price of $12.20 that become exercisable ratably over five years (20.0% per year). The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. This model requires the input of highly subjective assumptions, changes to which can materially affect the fair value estimate. Additionally, there may be other factors that might otherwise have a significant effect on the value of stock options granted that are not considered by the model. The assumptions used to value options granted in 2024 are as follows: 31.76% volatility, 7.5 years of expected life, 0.0% dividend yield and a risk-free rate of 4.66%.

Restricted stock expense was $271,000 and $265,000 for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024, the expected future compensation expense relating to non-vested stock outstanding was $833,000.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company’s restricted stock activity and related information for the years ended December 31, 2024 and 2023, is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested, January 1, 2023	108,115	$12.28
Granted	—	—
Vested	(21,622)	12.28
Forfeited	—	—

Non-vested at December 31, 2023	86,493	$12.28

Granted	2,975	12.20
Vested	(21,622)	12.28
Forfeited	—	—

Non-vested at December 31, 2024	67,846	$12.28

The fair value of the vested shares during the years ended December 31,2024 and 2023 was $661,000 and $266,000, respectively.

13. Regulatory Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Management believes as of December 31, 2024, the Bank met all capital adequacy requirements to which it was subject.

Prompt corrective action regulations provide five classifications; well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2024 and 2023, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since those notifications that management believes have changed the Bank’s category.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer will face limitations on dividends, stock repurchases and certain discretionary bonus payments to management based on the amount of the shortfall. Under Basel III rules, banks must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The required capital conservation buffer is 2.50%.

On January 1, 2023, the Company adopted ASC 326. Regulatory capital rules permitted the Bank to phase-in the day-one effects of adopting ASC 326 over a three-year transition period. The Bank elected to take the phase-in for the amount of $140,000.

The following tables present actual and required capital ratios as of December 31, 2024 under the Basel III Capital Rules. Bank capital levels required to be considered well capitalized are based upon prompt corrective action regulations.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The community bank leverage ratio was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily ceases to meet any qualifying criteria is provided with a two quarter grace period to again achieve compliance. Failure to meet the qualifying criteria within the grace period or maintain a leverage ratio of 8% or greater requires the institution to comply with the generally applicable capital requirements. As of December 31, 2024 and 2023, the Bank did not elect to follow the community bank leverage ratio framework (“CBLR” framework).

Actual and required capital amounts (in thousands) and ratios are presented below at year-end.

December 31, 2024	Actual		For Capital Adequacy Purposes		For Capital Adequacy Purposes with Capital Buffer		To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$46,961	13.50%	$27,820	8.00%	$36,514	10.50%	$34,775	10.00%
Tier 1 capital (to risk-weighted assets)	$42,614	12.25%	$20,865	6.00%	$29,559	8.50%	$27,820	8.00%
Common equity (to risk-weighted assets)	$42,614	12.25%	$15,649	4.50%	$24,342	7.00%	$22,604	6.50%
Tier 1 capital (to average assets)	$42,614	9.60%	$17,753	4.00%	N/A	N/A	$22,191	5.00%

December 31, 2023	Actual		For Capital Adequacy Purposes		For Capital Adequacy Purposes with Capital Buffer		To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$44,168	14.20%	$24,875	8.00%	$32,649	10.50%	$31,094	10.00%
Tier 1 capital (to risk-weighted assets)	$40,276	12.95%	$18,657	6.00%	$26,430	8.50%	$24,875	8.00%
Common equity (to risk-weighted assets)	$40,276	12.95%	$13,992	4.50%	$21,766	7.00%	$20,211	6.50%
Tier 1 capital (to average assets)	$40,276	9.78%	$16,467	4.00%	N/A	N/A	$20,584	5.00%

14. Earnings Per Common Share

The factors used in the earnings per share computation follow (dollars in thousands, except per share data):

	2024	2023
Net income	$1,772	$1,919

Weighted average common shares outstanding	2,503,442	2,669,501
Less: Average unearned ESOP shares	(188,823)	(199,932)

Weighted average shares outstanding (basic)	2,314,619	2,469,569

Dilutive common stock equivalents	22,894	18,057

Weighted average shares outstanding (diluted)	2,337,513	2,487,626

Basic earnings per common share	$0.77	$0.78

Diluted earnings per common share	$0.76	$0.77

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Fair Value of Financial Instruments

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is determined at a reasonable point within the range that is most representative of fair value under current market conditions.

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for its financial assets and liabilities:

Debt and Equity Securities (Carried at Fair Value)

The fair value of debt and equity securities (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt and equity securities without relying

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

exclusively on quoted market prices for the specific debt and equity securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

Individually Evaluated Collateral Dependent Loans (Generally Carried at Fair Value)

The estimated fair value of individually evaluated collateral dependent loans is based on the value of the underlying collateral or the value of the underlying collateral, less estimated cost to sell, as appropriate. Collateral is generally real estate; however, collateral may include vehicles, equipment, inventory, accounts receivable, and/or other assets. The value of real estate collateral is generally determined using a market valuation approach based on an appraisal conducted by an independent, licensed appraiser. The value of other assets may also be based on an appraisal, market quotations, aging schedules or other sources. Any fair value adjustments are recorded in the period incurred as a provision for credit losses on the Consolidated Statements of Income. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. At December 31, 2024, the fair value consisted of the recorded investment in the collateral dependent loans of $396,000, which was net of a valuation allowance of $92,000. At December 31, 2023, there were no individually evaluated collateral dependent loans with a specific reserve.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2024 and 2023 are as follows (in thousands):

December 31, 2024	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Agency bonds	$20,165	$—	$20,165	$—
Corporate bonds	4,821	—	4,821	—
Treasury securities	21,950	21,950	—	—
Mortgage-backed securities	1,496	—	1,496	—
Collateralized mortgage obligations	1,864	—	1,864	—
Mutual funds	808	808	—	—

Total assets measured at fair value on a recurring basis	$51,104	$22,758	$28,346	$—

December 31, 2023	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Agency bonds	$21,860	$—	$21,860	$—
Treasury securities	43,782	43,782	—	—
Mortgage-backed securities	85	—	85	—
Collateralized mortgage obligations	2,388	—	2,388	—
Mutual funds	793	793	—	—

Total assets measured at fair value on a recurring basis	$68,908	$44,575	$24,333	$—

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2024 and 2023 are as follows (in thousands):

December 31, 2024	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Individually evaluated collateral dependent loans	$396	$—	$—	$396

Total assets measured at fair value on a nonrecurring basis	$396	$—	$—	$396

December 31, 2023	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Individually evaluated collateral dependent loans	$—	$—	$—	$—

Total assets measured at fair value on a nonrecurring basis	$—	$—	$—	$—

The following tables present additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to measure fair value at December 31, 2024 and 2023 (dollars in thousands):

December 31, 2024
Asset Description	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Individually evaluated collateral dependent loans	$396	Appraisal of collateral	Selling expenses and discounts (1)	18.9% (18.9%) (1)

December 31, 2023
Asset Description	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Individually evaluated collateral dependent loans	$—	Appraisal of collateral	Selling expenses and discounts (1)	N/A

(1)	Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts and fair values of the Company’s financial instruments as of the indicated dates are presented in the following table:

	Fair Value Hierarchy Level	December 31, 2024		December 31, 2023
		Carrying	Estimated	Carrying	Estimated
(In thousands)		Amounts	Fair Values	Amounts	Fair Values
Financial assets:
Cash and cash equivalents	1	$37,777	$37,777	$32,438	$32,438
Debt securities - available-for-sale	1 & 2	50,296	50,296	68,115	68,115
Equity securities	1	808	808	793	793
Restricted stocks	2	2,125	2,125	2,590	2,590
Loans, net	3	344,813	334,968	321,382	319,763
Accrued interest receivable	1	1,269	1,269	1,253	1,253
Bank owned life insurance	2	8,448	8,448	8,230	8,230

Financial liabilities:
Demand deposits, savings, and money market	1	180,392	180,392	187,455	187,455
Certificates of deposit	2	173,798	173,262	145,511	138,418
Borrowings	2	42,460	42,015	55,104	54,428
Accrued interest payable	1	1,141	1,141	914	914

16. Noninterest Revenues

Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and investments. In addition, certain noninterest income streams such as gains on equity investments, income associated with bank owned life insurance, and loan fees are also not in scope of the new guidance. Topic 606 is applicable to noninterest revenue streams such as service charges on deposit accounts and gains on sale of other real estate owned. However, the recognition of these revenue streams did not change significantly upon adoption of Topic 606. Noninterest revenue streams in-scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of fees on depository accounts including NSF fees, miscellaneous deposit-based service fees, monthly maintenance fees for consumer and commercial, and account analysis and related fees (commercial).

Service charges and fees charged daily are a result of an event or service being provided on the day with the Company recognizing the revenue on the same day. The Company has determined that all performance obligations for daily service charges and fees are met on the same day as the transaction and, therefore, should be recognized as these occur.

Monthly maintenance/service charges and fees are charged on the last day of the month (i.e. the same month as charges are incurred) after the system has completed its processing. The Company has determined that all performance obligations for monthly fees are typically met during the month or the same day as the customer has not met its obligation. As monthly fees are typically incurred by the customer throughout the month, the fees should be recognized upon completion of the month since the performance obligations have been met for those services.

Account analysis service charges and fees are recorded on a monthly basis on the last day of the month. The Company has determined that all performance obligations for account analysis fees are met during the month.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debit Card Income

Debit card income consists of interchange fees from consumer debit card networks and other card related services. Interchange rates are set by the card networks. Interchange fees are based on purchase volumes and other factors and are recognized as transactions occur.

Gains and Losses on Sale of Other Real Estate Owned

The sale of other real estate owned is currently recognized on the closing date of sale when all performance obligations have been met, and control of the asset has been transferred to the buyer. Any gains or losses are included in noninterest expenses in the consolidated statements of income.

For the Company, there are no other material revenue streams within the scope of Topic 606. The following tables present noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the twelve months ended December 31, 2024 and 2023, in thousands:

	Year Ended
	December 31,
Noninterest income in scope of Topic 606	2024	2023
Service charges on deposit accounts	$204	$176
Debit card income	209	220
Other service charges	72	104
Gain (loss) on disposal of premises and equipment	494	(52)
Other noninterest income	124	133

Noninterest income (in scope for Topic 606)	1,103	581

Noninterest income (out of scope for Topic 606)	210	204

Total noninterest income	$1,313	$785

Contract Balances

A contract assets balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity’s obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company’s noninterest revenue streams are largely based on transaction activity, or standard month-end revenue accruals. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2024 and 2023, the Company did not have any significant contract balances.

Contract Acquisition Costs

In connection with the adoption of Topic 606, an entity is required to capitalize, and subsequently amortize as an expense, certain incremental costs of obtaining a contract with a customer if these costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, sales commission). The Company utilizes the practical expedient which allows entities to immediately expense contract acquisition costs when the assets that would have resulted from capitalizing these costs would have been amortized in one year or less.

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Parent Company Only Financial Statements

Condensed financial statements of PB Bankshares, Inc. are as follows for December 31, (in thousands):

Parent Company Balance Sheets

As of December 31,

	2024	2023
Assets
Cash and cash equivalents	$3,921	$5,513
ESOP Loan Receivable	2,414	2,527
Investment in subsidiary Bank	42,239	38,926
Other assets	222	116

Total Assets	$48,796	$47,082

Liabilities and Stockholders’ Equity
Liabilities
Accrued expenses and other liabilities	$138	$93

Total Liabilities	138	93

Stockholders’ Equity
Total Stockholders’ Equity	48,658	46,989

Total Liabilities and Stockholders’ Equity	$48,796	$47,082

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Parent Company Statements of Income

Years ended December 31,

	2024	2023
Interest Income
Interest Income on ESOP Loan	$82	$86
Interest on Cash and Cash Equivalents	229	330

Total Interest Income	311	416

Noninterest Expense
Professional fees	303	212
Salaries and employee benefits	424	411
Directors’ fees	129	130

Total Noninterest Expense	856	753

Loss before equity in undistributed income of subsidiary and income tax benefit	(545)	(337)
Equity in Undistributed Income of Subsidiary	2,202	2,186

Income Tax Benefit	(115)	(70)

Net Income	$1,772	$1,919

PB BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Parent Company Statements of Cash Flows

Years ended December 31,

	2024	2023
Cash Flows from Operating Activities
Net income	$1,772	$1,919
Adjustments to reconcile change in net income to net cash provided by operating activities:
Equity in undistributed income of subsidiary	(2,202)	(2,186)
Stock-based compensation expense	553	543
Increase in other assets	(106)	(73)
Increase (decrease) in accrued expenses and other liabilities	34	(83)

Net Cash Provided by Operating Activities	51	120

Cash Flows from Investing Activities
ESOP loan payments received	113	111

Net Cash Provided by Investing Activities	113	111

Cash Flows from Financing Activities
Repurchased common stock	(1,756)	(2,145)

Net Cash Used in Financing Activities	(1,756)	(2,145)

Decrease in cash and cash equivalents	(1,592)	(1,914)
Cash and Cash Equivalents, Beginning of Period	5,513	7,427

Cash and Cash Equivalents, End of Period	$3,921	$5,513

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of PB Bankshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PB Bankshares, Inc. and its subsidiary (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ YOUNT, HYDE & BARBOUR, P.C.

We have served as the Company’s auditor since 2020.

Winchester, Virginia

March 28, 2025

PB BANKSHARES, INC.

Condensed Consolidated Balance Sheets

(dollars in thousands, except per share data)

	June 30,
	2025	December 31,
	(Unaudited)	2024
Assets
Cash and due from banks	$42,992	$35,449
Federal funds sold	12,914	2,328

Cash and cash equivalents	55,906	37,777
Debt securities available-for-sale, at fair value	35,600	50,296
Equity securities, at fair value	836	808
Restricted stocks, at cost	2,228	2,125
Loans receivable, net of allowance for credit losses of $4,498 at June 30, 2025 and $4,356 at December 31, 2024	353,324	344,813
Premises and equipment, net	2,052	2,079
Deferred income taxes, net	1,593	1,568
Accrued interest receivable	1,476	1,269
Bank owned life insurance	8,560	8,448
Other assets	2,552	2,134

Total Assets	$464,127	$451,317

Liabilities and Stockholders’ Equity
Liabilities
Deposits	$363,421	$354,190
Borrowings	43,882	42,460
Accrued expenses and other liabilities	6,479	6,009

Total Liabilities	413,782	402,659

Commitments and contingencies - see notes 7 and 8
Stockholders’ Equity
Preferred Stock, $0.01 par value, 10,000,000 shares authorized; -0- issued and outstanding at June 30, 2025 and December 31, 2024	—	—
Common Stock, $0.01 par value, 40,000,000 shares authorized; 2,552,315 (including 67,251 unvested restricted shares) and 2,552,115 (including 67,846 unvested restricted shares) issued and outstanding at June 30, 2025 and December 31, 2024, respectively	24	24
Additional paid-in capital	23,208	22,927
Retained earnings	29,443	28,330
Unearned ESOP shares, 177,744 shares at June 30, 2025 and December 31, 2024	(2,318)	(2,318)
Accumulated other comprehensive loss	(12)	(305)

Total Stockholders’ Equity	50,345	48,658

Total Liabilities and Stockholders’ Equity	$464,127	$451,317

The accompanying notes are an integral part of these condensed consolidated financial statements.

PB BANKSHARES, INC.

Condensed Consolidated Statements of Income

(dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Interest and Dividend Income
Loans, including fees	$5,238	$4,856	$10,404	$9,407
Securities	370	267	708	578
Other	650	808	1,113	1,560

Total Interest and Dividend Income	6,258	5,931	12,225	11,545

Interest Expense
Deposits	2,617	2,680	5,149	5,166
Borrowings	368	465	733	961

Total Interest Expense	2,985	3,145	5,882	6,127

Net interest income	3,273	2,786	6,343	5,418
Provision for Credit Losses	40	17	101	(67)

Net interest income after provision for credit losses	3,233	2,769	6,242	5,485

Noninterest Income
Service charges on deposit accounts	51	42	99	87
Gain (loss) on equity securities	3	(4)	15	(12)
Bank owned life insurance income	56	54	112	107
Debit card income	55	53	107	103
Other service charges	14	20	25	37
Other income	102	25	177	55

Total Noninterest Income	281	190	535	377

Noninterest Expenses
Salaries and employee benefits	1,553	1,326	3,023	2,682
Occupancy and equipment	191	158	417	333
Data and item processing	231	300	458	580
Advertising and marketing	39	39	72	90
Professional fees	178	193	382	358
Directors’ fees	106	107	213	214
FDIC insurance premiums	46	70	94	119
Pennsylvania shares tax	87	73	175	152
Debit card expenses	38	39	73	80
Other	233	182	456	377

Total Noninterest Expenses	2,702	2,487	5,363	4,985

Income before income tax expense	812	472	1,414	877
Income Tax Expense	172	102	301	190

Net Income	$640	$370	$1,113	$687

Earnings per common share - basic	$0.28	$0.16	$0.48	$0.29

Earnings per common share - diluted	$0.27	$0.16	$0.48	$0.29

The accompanying notes are an integral part of these condensed consolidated financial statements.

PB BANKSHARES, INC.

Condensed Consolidated Statements of Comprehensive Income

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net Income	$640	$370	$1,113	$687

Other Comprehensive Income
Unrealized gains on debt securities available-for-sale:
Unrealized holding gains arising during period	60	215	371	211
Tax effect	(13)	(45)	(78)	(44)

Other comprehensive income	47	170	293	167

Total Comprehensive Income	$687	$540	$1,406	$854

The accompanying notes are an integral part of these condensed consolidated financial statements.

PB BANKSHARES, INC.

Condensed Consolidated Statements of Stockholders’ Equity

Three and six months ended June 30, 2025 and 2024

(In thousands)

(Unaudited)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total
Balance, April 1, 2024	$25	$23,582	$26,875	$(2,463)	$(1,250)	$46,769
Net income	—	—	370	—	—	370
Repurchased common stock, 65,827 shares	—	(844)	—	—	—	(844)
Stock based compensation expense	—	135	—	—	—	135
Other comprehensive income	—	—	—	—	170	170

Balance, June 30, 2024	$25	$22,873	$27,245	$(2,463)	$(1,080)	$46,600

Balance, April 1, 2025	$24	$23,068	$28,803	$(2,318)	$(59)	$49,518
Net income	—	—	640	—	—	640
Stock based compensation expense	—	140	—	—	—	140
Other comprehensive income	—	—	—	—	47	47

Balance, June 30, 2025	$24	$23,208	$29,443	$(2,318)	$(12)	$50,345

Balance, January 1, 2024	$26	$24,115	$26,558	$(2,463)	$(1,247)	$46,989
Net income	—	—	687	—	—	687
Repurchased common stock, 115,827 shares	(1)	(1,512)	—	—	—	(1,513)
Stock based compensation expense	—	270	—	—	—	270
Other comprehensive income	—	—	—	—	167	167

Balance, June 30, 2024	$25	$22,873	$27,245	$(2,463)	$(1,080)	$46,600

Balance, January 1, 2025	$24	$22,927	$28,330	$(2,318)	$(305)	$48,658
Net income	—	—	1,113	—	—	1,113
Exercise of incentive stock options	—	3	—	—	—	3
Stock based compensation expense	—	278	—	—	—	278
Other comprehensive income	—	—	—	—	293	293

Balance, June 30, 2025	$24	$23,208	$29,443	$(2,318)	$(12)	$50,345

The accompanying notes are an integral part of these condensed consolidated financial statements.

PB BANKSHARES, INC.

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2025	2024
Cash Flows from Operating Activities
Net income	$1,113	$687
Adjustments to reconcile net income to net cash used in operating activities:
Provision for credit losses	101	(67)
Depreciation and amortization	222	170
Net accretion of securities premiums and discounts	(159)	(297)
Deferred income tax benefit	(103)	(20)
(Gain) loss on equity securities	(15)	12
Accretion of deferred fees, net	(3)	(28)
Earnings on bank owned life insurance	(112)	(107)
Stock-based compensation expense	278	270
Increase in accrued interest receivable and other assets	(610)	(527)
Decrease in accrued expenses and other liabilities	352	272

Net Cash Provided by Operating Activities	1,064	365

Cash Flows from Investing Activities
Activity in debt securities available-for-sale:
Purchases	(6,557)	(11,752)
Maturities, calls, and principal repayments	21,783	44,307
Dividends on equity securities reinvested	(13)	(11)
(Purchase) redemption of restricted stocks	(103)	75
Net increase in loans receivable	(8,598)	(18,575)
Purchases of premises and equipment	(103)	(27)

Net Cash Provided by Investing Activities	6,409	14,017

Cash Flows from Financing Activities
Net increase in deposits	9,231	13,994
Repurchased common stock	—	(1,513)
Issuance of common stock	3	—
Advances of borrowings	5,000	—
Repayments of borrowings	(3,578)	(4,570)

Net Cash Provided by Financing Activities	10,656	7,911

Increase in cash and cash equivalents	18,129	22,293
Cash and Cash Equivalents, Beginning of Period	37,777	32,438

Cash and Cash Equivalents, End of Period	$55,906	$54,731

Supplementary Cash Flows Information
Interest paid	$5,972	$5,914
Income taxes paid	230	140

Supplementary Non-Cash Flows Information
Recognition of lease liabilities arising from right-of-use lease assets	$107	$43
Unrealized gains on debt securities available-for-sale	371	211

The accompanying notes are an integral part of these condensed consolidated financial statements.

1. Basis of Presentation

Organization and Nature of Operations

PB Bankshares, Inc., a Maryland corporation (the “Company”) is the holding company of Presence Bank (the “Bank”) and was formed in connection with the conversion of the Bank from the mutual to the stock form of organization. On July 14, 2021, the mutual to stock conversion of the Bank was completed and the Company became the parent holding company for the Bank. Shares of the Company began trading on the Nasdaq Capital Market on July 15, 2021. The Company is subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Bank”).

The Bank is a state-chartered savings bank established in 1919. The main office is located in Coatesville, Pennsylvania with three other branches located in New Holland, Oxford, and Georgetown, Pennsylvania. The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to make loans primarily secured by real estate and, to a lesser extent, consumer loans. The Bank competes with other banking and financial institutions in its primary market communities encompassing Chester, Cumberland, Dauphin, Lancaster, and Lebanon Counties in Pennsylvania. The Bank is regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Pennsylvania Department of Banking and Securities (the “PADOB”).

Principles of Consolidation and Reclassifications

The consolidated financial statements include accounts of the Company and its wholly-owned subsidiary, the Bank. The Bank also includes the accounts of CSB Investments, Inc. (“CSB”), a wholly-owned subsidiary of the Bank located in Wilmington, Delaware. The sole purpose of CSB is to maintain and manage the Bank’s investment portfolio. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications had no effect on net income or stockholders’ equity.

Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with the instructions to the Securities and Exchange Commission’s Form 10-Q and Rule 8-03 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

In the opinion of management, all adjustments considered necessary (consisting only of normal recurring accruals) for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2025 are not necessarily indicative of the results for the year ending December 31, 2025 or any other interim periods. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2024 as filed in the annual report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2025.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses on loans.

While management uses available information to recognize expected estimated losses on loans, future additions to the allowance for credit losses may be necessary based on changes in economic conditions and underlying collateral values, if any. In addition, the FDIC and PADOB, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses. These agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examinations.

2. Recent Accounting Pronouncements

This section provides a summary description of recent ASUs issued by the FASB to the ASC that had or that management expects may have an impact on the financial statements issued upon adoption. The Company is classified as an emerging growth company and has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Effective dates reflect this election.

Recently Issued, But Not Yet Effective Accounting Pronouncement

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity’s applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024, for public business entities. For entities other than public business entities the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. The Company does not expect the adoption of ASU 2024-03 to have a material impact on its consolidated financial statements.

3. Debt and Equity Securities

The amortized cost, gross unrealized gains and losses, and fair value of securities available-for-sale and equity securities are as follows (in thousands):

		Gross Unrealized	Gross Unrealized
June 30, 2025	Amortized Cost	Gains	Losses	Fair Value
Debt securities:
Agency bonds	$17,237	$—	$(226)	$17,011
Corporate bonds	5,811	418	(72)	6,157
Treasury securities	5,912	15	—	5,927
Mortgage-backed securities	3,858	13	—	3,871
Collateralized mortgage obligations	2,797	—	(163)	2,634

Total available-for-sale debt securities	$35,615	$446	$(461)	$35,600

Equity securities:
Mutual funds (fixed income)				$836

		Gross Unrealized	Gross Unrealized
December 31, 2024	Amortized Cost	Gains	Losses	Fair Value
Debt securities:
Agency bonds	$20,747	$—	$(582)	$20,165
Corporate bonds	4,465	377	(21)	4,821
Treasury securities	21,902	48	—	21,950
Mortgage-backed securities	1,526	—	(30)	1,496
Collateralized mortgage obligations	2,042	—	(178)	1,864

Total available-for-sale debt securities	$50,682	$425	$(811)	$50,296

Equity securities:
Mutual funds (fixed income)				$808

The tables below indicate the length of time individual available-for-sale securities have been in a continuous unrealized loss position at June 30, 2025 and December 31, 2024 (in thousands):

June 30, 2025	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Agency bonds	$—	$—	$17,011	$(226)	$17,011	$(226)
Corporate bonds	1,251	(34)	781	(38)	2,032	(72)
Collateralized mortgage obligations	963	(30)	1,671	(133)	2,634	(163)

Total	$2,214	$(64)	$19,463	$(397)	$21,677	$(461)

December 31, 2024	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Agency bonds	$8,736	$(263)	$11,429	$(319)	$20,165	$(582)
Corporate bonds	785	(21)	—	—	785	(21)
Mortgage-backed securities	1,445	(30)	—	—	1,445	(30)
Collateralized mortgage obligations	160	(17)	1,704	(161)	1,864	(178)

Total	$11,126	$(331)	$13,133	$(480)	$24,259	$(811)

As of June 30, 2025 and December 31, 2024, the mortgage-backed securities and collateralized mortgage obligations included in the securities portfolio consisted of securities issued by U.S. government sponsored agencies. There were no private label mortgage-backed securities or collateralized mortgage obligations held in the securities portfolio as of June 30, 2025 and December 31, 2024.

At June 30, 2025, 40 agency bonds, two corporate bonds and 34 collateralized mortgage obligations were in an unrealized loss position. In analyzing an issuer’s financial condition, management considers whether downgrades by bond rating agencies have occurred and industry analysts’ reports.

As of June 30, 2025, management believes that the estimated fair value of securities disclosed above is primarily dependent upon the movement in market interest rates particularly given the negligible inherent credit risk associated with these securities. Although the fair value will fluctuate as the market interest rates move, management believes that these fair values will recover as the underlying portfolios mature and are reinvested in market yielding investments. Additionally, all securities remain highly rated and all issuers have continued to make timely payments of interest and principal.

As the Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the securities before recovery of their amortized cost basis, which may be maturity, the Company concluded that a credit loss did not exist in its portfolio at June 30, 2025, and therefore, no allowance for credit losses was recorded.

There were no securities sold during the three and six months ended June 30, 2025 and 2024. The amortized cost and fair value of debt securities available-for-sale at June 30, 2025, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands).

	Available-for-Sale
	Amortized Cost	Fair Value	Yield
Due less than one year	$23,149	$22,938	1.65%
Due one year through five years	—	—	—
Due after five years through ten years	5,811	6,157	8.16
Mortgage-backed securities	3,858	3,871	5.15
Collateralized mortgage obligations	2,797	2,634	3.03

Total available-for-sale debt securities	$35,615	$35,600	3.20%

At June 30, 2025 and December 31, 2024, the Company had securities with fair values totaling $1,907,000 and $1,954,000, respectively, pledged to secure borrowings.

At June 30, 2025 and December 31, 2024, the Company had securities with fair values totaling $20,384,000 and $22,047,000, respectively, pledged primarily for public fund depositors.

At June 30, 2025 and December 31, 2024, the Company had accrued interest receivable on available for sale debt securities totaling $97,000 and $83,000, respectively.

4. Loans Receivable and Allowance for Credit Losses

The Company’s loans are stated at their face amount and consist of the classes of loans included in the table below. The Company has elected to exclude accrued interest receivable, totaling $1.4 million and $1.3 million at June 30, 2025 and December 31, 2024, respectively, from the amortized cost basis of loans.

Major classifications of net loans receivable at June 30, 2025 and December 31, 2024 are as follows (in thousands):

	June 30, 2025	December 31, 2024
Real estate:
One-to four-family residential	$105,309	$103,573
Commercial	226,801	205,164
Construction	7,287	10,492
Commercial and industrial	16,475	21,278
Consumer and other	2,560	9,257

	358,432	349,764
Deferred loan fees, net	(610)	(595)
Allowance for credit losses	(4,498)	(4,356)

Total loans receivable, net	$353,324	$344,813

The following table summarizes the activity in the allowance for credit losses - loans by loan class for the three months ended June 30, 2025 (in thousands):

	Allowance for Credit Losses - Loans
	Beginning Balance	Charge-offs	Recoveries	Provisions for Credit Losses - Loans	Ending Balance
Real Estate:
One- to four-family residential	$1,072	$—	$—	$(33)	$1,039
Commercial	2,817	—	14	146	2,977
Construction	79	—	—	(18)	61
Commercial and industrial	279	—	9	(94)	194
Consumer and other	68	—	4	(47)	25
Unallocated	132	—	—	70	202

	$4,447	$—	$27	$24	$4,498

The following table summarizes the activity in the allowance for credit losses - loans by loan class for the three months ended June 30, 2024 (in thousands):

	Allowance for Credit Losses - Loans
	Beginning Balance	Charge-offs	Recoveries	Provisions for Credit Losses - Loans	Ending Balance
Real Estate:
One- to four-family residential	$1,218	$—	$—	$(19)	$1,199
Commercial	2,782	—	—	56	2,838
Construction	104	—	—	(35)	69
Commercial and industrial	201	—	1	45	247
Consumer and other	69	—	4	32	105
Unallocated	91	—	—	(49)	42

	$4,465	$—	$5	$30	$4,500

The following table summarizes the activity in the allowance for credit losses - loans by loan class for the six months ended June 30, 2025 (in thousands):

	Allowance for Credit Losses - Loans
	Beginning Balance	Charge-offs	Recoveries	Provisions for Credit Losses - Loans	Ending Balance
Real Estate:
One- to four-family residential	$1,045	$—	$—	$(6)	$1,039
Commercial	2,710	—	28	239	2,977
Construction	93	—	—	(32)	61
Commercial and industrial	277	—	18	(101)	194
Consumer and other	100	—	6	(81)	25
Unallocated	131	—	—	71	202

Total	$4,356	$—	$52	$90	$4,498

The following table summarizes the activity in the allowance for credit losses - loans by loan class for the six months ended June 30, 2024 (in thousands):

	Allowance for Credit Losses - Loans
	Beginning Balance	Charge-offs	Recoveries	Provisions for Credit Losses - Loans	Ending Balance
Real Estate:
One- to four-family residential	$1,267	$—	$—	$(68)	$1,199
Commercial	2,637	—	—	201	2,838
Construction	112	—	—	(43)	69
Commercial and industrial	229	—	3	15	247
Consumer and other	71	(6)	6	34	105
Unallocated	195	—	—	(153)	42

Total	$4,511	$(6)	$9	$(14)	$4,500

The following tables present a breakdown of the provision for credit losses for the periods indicated (in thousands):

	Three Months Ended June 30,
	2025	2024
Provision for credit losses:
Provision for loans	$24	$30
Provision for unfunded commitments	16	(13)

Total provision for credit losses	$40	$17

	Six Months Ended June 30,
	2025	2024
Provision for credit losses:
Provision for loans	$90	$(14)
Provision for unfunded commitments	11	(53)

Total provision for credit losses	$101	$(67)

The following tables present the amortized cost basis of loans on nonaccrual status and the amortized cost basis of loans on nonaccrual status for which there was no related allowance for credit losses as of June 30, 2025 and December 31, 2024 (in thousands):

	June 30, 2025
	Nonaccrual	Nonaccrual With No ACL
Real estate:
One- to four-family residential	$87	$87
Commercial	816	349

Total	$903	$436

	December 31, 2024
	Nonaccrual	Nonaccrual With No ACL
Real estate:
One- to four-family residential	$99	$99
Commercial	864	376
Commercial and industrial	159	159

Total	$1,122	$634

The following table presents the amortized cost basis of collateral-dependent loans to borrowers experiencing financial difficulty by loan class as of June 30, 2025 (in thousands):

	June 30, 2025
	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Collateral Dependent Loans	Allowance for Credit Losses- Loans
Real estate:
One- to four-family residential	$304	$—	$304	$—
Commercial	1,401	—	1,401	71
Construction	—	—	—	—
Commercial and industrial	—	—	—	—
Consumer and other	—	—	—	—

Total	$1,705	$—	$1,705	$71

The following table presents the amortized cost basis of collateral-dependent loans to borrowers experiencing financial difficulty by loan class as of December 31, 2024 (in thousands):

	December 31, 2024
	Real Estate Secured Loans	Non-Real Estate Secured Loans	Total Collateral Dependent Loans	Allowance for Credit Losses- Loans
Real estate:
One- to four-family residential	$318	$—	$318	$—
Commercial	1,472	—	1,472	92
Construction	—	—	—	—
Commercial and industrial	159	—	159	—
Consumer and other	—	—	—	—

Total	$1,949	$—	$1,949	$92

A loan is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” loans include those characterized by the “distinct possibility” that the Company will sustain “some loss” if the deficiencies are not corrected. Loans classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Loans classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific allowance for credit losses is not warranted. Loans that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as “special mention” by our management. Loans that are performing as agreed are classified as “pass”.

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of June 30, 2025 (in thousands); as well as gross charge-offs (in thousands) for the six months ended June 30, 2025:

	Year of Origination
								Revolving
								Loans
							Revolving	Converted to
	2025	2024	2023	2022	2021	Prior	Loans	Term Loans	Total
Real estate: one- to four-family residential
Pass	$7,485	$3,656	$7,549	$16,532	$14,842	$43,902	$9,815	$998	$104,779
Special Mention	—	—	—	—	—	226	—	—	226
Substandard	—	—	—	—	—	304	—	—	304

Total real estate: one- to four-family residential	$7,485	$3,656	$7,549	$16,532	$14,842	$44,432	$9,815	$998	$105,309

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Real estate: commercial
Pass	$26,420	$33,091	$42,087	$37,842	$41,811	$40,168	$3,478	$—	$224,897
Special Mention	—	—	—	174	—	329	—	—	503
Substandard	—	—	—	—	—	1,401	—	—	1,401

Total real estate: commercial	$26,420	$33,091	$42,087	$38,016	$41,811	$41,898	$3,478	$—	$226,801

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Real estate: construction
Pass	$391	$3,046	$—	$902	$2,875	$73	$—	$—	$7,287
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—

Total real estate: construction	$391	$3,046	$—	$902	$2,875	$73	$—	$—	$7,287

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Commercial and industrial
Pass	$747	$4,658	$133	$1,582	$1,819	$667	$6,233	$53	$15,892
Special Mention	—	—	343	—	—	—	240	—	583
Substandard	—	—	—	—	—	—	—	—	—

Total commercial and industrial	$747	$4,658	$476	$1,582	$1,819	$667	$6,473	$53	$16,475

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Consumer and other
Pass	$—	$1	$—	$2,000	$—	$—	$559	$—	$2,560
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—

Total consumer and other	$—	$1	$—	$2,000	$—	$—	$559	$—	$2,560

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total loans, gross
Pass	$35,043	$44,452	$49,769	$58,858	$61,347	$84,810	$20,085	$1,051	$355,415
Special Mention	—	—	343	174	—	555	240	—	1,312
Substandard	—	—	—	—	—	1,705	—	—	1,705

Total loans, gross	$35,043	$44,452	$50,112	$59,032	$61,347	$87,070	$20,325	$1,051	$358,432

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company’s internal risk rating system as of December 31, 2024 (in thousands); as well as gross charge-offs (in thousands) for the year ended December 31, 2024:

	Year of Origination
								Revolving
								Loans
							Revolving	Converted to
	2024	2023	2022	2021	2020	Prior	Loans	Term Loans	Total
Real estate: one- to four-family residential
Pass	$4,884	$8,036	$16,823	$16,203	$11,547	$34,873	$9,645	$1,071	$103,082
Special Mention	—	—	—	—	—	173	—	—	173
Substandard	—	—	—	—	—	318	—	—	318

Total real estate: one- to four-family residential	$4,884	$8,036	$16,823	$16,203	$11,547	$35,364	$9,645	$1,071	$103,573

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Real estate: commercial
Pass	$31,050	$42,813	$38,232	$43,810	$19,692	$21,990	$5,526	$—	$203,113
Special Mention	—	—	245	—	334	—	—	—	579
Substandard	—	—	—	—	—	1,472	—	—	1,472

Total real estate: commercial	$31,050	$42,813	$38,477	$43,810	$20,026	$23,462	$5,526	$—	$205,164

Current period gross charge-offs	$—	$—	$—	$—	$—	$(223)	$—	$—	$(223)
Real estate: construction
Pass	$3,940	$—	$2,339	$3,750	$77	$—	$386	$—	$10,492
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—

Total real estate: construction	$3,940	$—	$2,339	$3,750	$77	$—	$386	$—	$10,492

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Commercial and industrial
Pass	$5,058	$525	$2,612	$1,991	$416	$230	$9,991	$56	$20,879
Special Mention	—	—	—	—	—	—	240	—	240
Substandard	—	—	—	—	—	159	—	—	159

Total commercial and industrial	$5,058	$525	$2,612	$1,991	$416	$389	$10,231	$56	$21,278

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
Consumer and other
Pass	$2	$—	$2,000	$2,000	$—	$—	$5,255	$—	$9,257
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—

Total consumer and other	$2	$—	$2,000	$2,000	$—	$—	$5,255	$—	$9,257

Current period gross charge-offs	$—	$—	$—	$—	$—	$—	$(12)	$—	$(12)
Total loans, gross
Pass	$44,934	$51,374	$62,006	$67,754	$31,732	$57,093	$30,803	$1,127	$346,823
Special Mention	—	—	245	—	334	173	240	—	992
Substandard	—	—	—	—	—	1,949	—	—	1,949

Total loans, gross	$44,934	$51,374	$62,251	$67,754	$32,066	$59,215	$31,043	$1,127	$349,764

Current period gross charge-offs	$—	$—	$—	$—	$—	$(223)	$(12)	$—	$(235)

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past due status as of June 30, 2025 and December 31, 2024 (in thousands):

							Loans
							Receivable
						Total	90 or More
	30-59 Days	60-89 Days	90 or More	Total Past		Loans	Days and
June 30, 2025	Past Due	Past Due	Days Past Due	Due	Current	Receivable	Accruing
Real estate:
One- to four-family residential	$337	$20	$22	$379	$104,930	$105,309	$—
Commercial	—	—	467	467	226,334	226,801	—
Construction	—	—	—	—	7,287	7,287	—
Commercial and industrial	—	—	—	—	16,475	16,475	—
Consumer and other	—	—	—	—	2,560	2,560	—

Total loans, gross	$337	$20	$489	$846	$357,586	$358,432	$—

							Loans
							Receivable
						Total	90 or More
	30-59 Days	60-89 Days	90 or More	Total Past		Loans	Days and
December 31, 2024	Past Due	Past Due	Days Past Due	Due	Current	Receivable	Accruing

Real estate:
One- to four-family residential	$190	$—	$24	$214	$103,359	$103,573	$—
Commercial	376	—	488	864	204,300	205,164	—
Construction	—	—	—	—	10,492	10,492	—
Commercial and industrial	—	50	109	159	21,119	21,278	—
Consumer and other	—	—	—	—	9,257	9,257	—

Total loans, gross	$566	$50	$621	$1,237	$348,527	$349,764	$—

The Company may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan. The Company may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral.

The Company identifies loans for potential modification primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

No loans were modified during the three or six months ended June 30, 2025 and 2024 to borrowers experiencing financial difficulty.

The Company closely monitors the performance of modified loans to understand the effectiveness of its modification efforts. Upon the determination that all or a portion of a modified loan is uncollectible, that amount is charged against the allowance for credit losses. There were no payment defaults during the three or six months ended June 30, 2025 and 2024 of modified loans.

At June 30, 2025 and December 31, 2024, there was no other real estate owned. There was no real estate in process of foreclosure as of June 30, 2025 and December 31, 2024.

5. Leases

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable prepaid rent, initial direct costs and any incentives received from the lessor.

The Company’s long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably certain of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following tables present information about the Company’s leases as of June 30, 2025 and December 31, 2024, and for the three and six months ended June 30, 2025 and 2024 (dollars in thousands):

	June 30,		December 31,
	2025		2024
Right-of-use assets	$1,582		$1,567
Lease liabilities	$1,560		$1,536
Weighted average remaining lease term	10.38	years	11.08	years
Weighted average discount rate	4.84%		4.81%

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Operating lease cost	$45	$26	$88	$51
Short-term lease cost	—	—	—	4

Total lease costs	$45	$26	$88	$55

Cash paid for amounts included in the measurement of lease liabilities	$61	$35	$119	$69

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows:

As of
June 30,
Lease payments due (in thousands):	2025
Six months ending December 31, 2025	$121
2026	201
2027	185
2028	186
2029	190
Thereafter	1,111

Total undiscounted cash flows	1,994

Discount	434

Lease Liability	$1,560

6. Borrowings

The Company has an unsecured line of credit with Atlantic Community Bankers Bank (“ACBB”) of up to $7,500,000, expiring on June 30, 2026, which it intends to renew annually. Interest on the line of credit is charged at fed funds rate plus 0.25%. The Company had no outstanding borrowings under the ACBB line of credit at June 30, 2025 and December 31, 2024. The Company has an unsecured line of credit with SouthState Bank, N.A. of up to $5,000,000. There were no borrowings outstanding under the SouthState Bank, N.A. line of credit at June 30, 2025 and December 31, 2024. The Company also has the ability to borrow up to $2,000,000 through the Federal Reserve Bank’s discount window. Funds obtained through the discount window are secured by the Company’s U.S. Government and agency obligations. There were no borrowings outstanding through the discount window at June 30, 2025 and December 31, 2024.

The Company has an open-ended line of credit (short-term borrowing) of $89,400,000 and $89,200,000 at June 30, 2025 and December 31, 2024, respectively, to obtain advances from the Federal Home Loan Bank (“FHLB”). Interest on the line of credit is charged at the FHLB’s overnight rate of 4.69% and 4.71% at June 30, 2025 and December 31, 2024, respectively. The Company had no outstanding borrowings under this line of credit at June 30, 2025 and December 31, 2024.

Maximum borrowing capacity with the FHLB was approximately $185,158,000 and $179,542,000 at June 30, 2025 and December 31, 2024, respectively. The Company had three letters of credit with the FHLB totaling $11,750,000 at June 30, 2025 and three letters of credit with FHLB that totaled $7,000,000 at December 31, 2024 that were pledged to secure public funds.

Borrowings from the FHLB at June 30, 2025 and December 31, 2024 consist of the following (dollars in thousands):

	June 30, 2025		December 31, 2024
Maturity	Amount	Weighted Rate	Amount	Weighted Rate
2025	$1,500	5.16%	$4,500	5.30%
2026	1,992	4.08	2,411	3.60
2027	19,500	2.69	19,500	2.69
2028	13,650	4.00	13,650	4.00
2030	5,000	3.95	—	—
2032	2,240	1.83	2,399	1.83

Total borrowings	$43,882	3.43%	$42,460	3.39%

7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Company’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Company had the following off-balance sheet financial instruments whose contract amounts represent credit risk at June 30, 2025 and December 31, 2024 (in thousands):

	June 30,	December 31,
	2025	2024
Commitments to grant loans	$25,297	$23,958
Unfunded commitments under lines of credit	13,036	12,409
Standby letters of credit	7,593	6,698

Total off-balance sheet financial instruments	$45,926	$43,065

Outstanding loan commitments represent the unused portion of loan commitments available to individuals and companies as long as there is no violation of any condition established in the contract. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based upon management’s credit evaluation of the customer. Various types of collateral may be held, including property and marketable securities. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers.

8. Contingencies

In the normal course of business, the Company is subject to various lawsuits involving matters generally incidental to its business. As of June 30, 2025, management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the consolidated balance sheet or results of operations and cash flows of the Company.

9. Stock-Based Compensation

The Company’s stockholders approved the PB Bankshares, Inc. 2022 Equity Incentive Plan (the “2022 Equity Incentive Plan”) at the Annual Meeting on September 28, 2022. An aggregate of 388,815 shares of authorized but unissued common stock of the Company was reserved for future grants of incentive and nonqualified stock options and restricted stock awards and restricted stock units under the 2022 Equity Incentive Plan. Of the 388,815 authorized shares, the maximum number of shares of the Company’s common stock that may be issued under the 2022 Equity Incentive Plan pursuant to the exercise of stock options is 277,725 shares, and the maximum number of shares of the Company’s common stock that may be issued as restricted stock awards or restricted stock units is 111,090 shares.

The product of the number of shares granted and the grant date market price of the Company’s common stock determine the fair value of restricted stock under the Company’s 2022 Equity Incentive Plan. Management recognizes compensation expense for the fair value of restricted stock on a straight-line basis over the requisite service period for the entire award. As of June 30, 2025 and December 31, 2024, there were -0- shares available for future awards under this plan. The stock options and restricted shares vest over a five-year period.

Stock option expense was $72,000 and $143,000 for the three and six month periods ended June 30, 2025 and $67,000 and $137,000 for the same periods ended June 30, 2024, respectively. At June 30, 2025, total unrecognized compensation cost related to stock options was $816,000.

A summary of the Company’s stock option activity and related information for the three and six month periods ended June 30, 2025 was as follows (dollars in thousands, except per share data):

	Three Months Ended June 30, 2025
			Weighted-Average
			Remaining	Aggregate
		Weighted-Average	Contractual Life	Intrinsic
	Options	Exercise Price	(in years)	Value
Outstanding, April 1, 2025	277,525	$12.28	7.69
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—

Outstanding, June 30, 2025	277,525	$12.28	7.44	$1,497

Exercisable, June 30, 2025	108,558	$12.28	7.41	$585

	Six Months Ended June 30, 2025
			Weighted-Average
			Remaining	Aggregate
		Weighted-Average	Contractual Life	Intrinsic
	Options	Exercise Price	(in years)	Value
Outstanding, January 1, 2025	277,725	$12.28	7.93	$
Granted	—	—	—
Exercised	(200)	12.28	—
Forfeited	—	—	—

Outstanding, June 30, 2025	277,525	$12.28	7.44	$1,497

Exercisable, June 30, 2025	108,558	$12.28	7.41	$585

Restricted stock expense was $68,000 and $135,000 for the three and six month periods ended June 30, 2025 and $67,000 and $133,000 for the same periods ended June 30, 2024, respectively. At June 30, 2025, the unrecognized compensation expense relating to non-vested restricted stock outstanding was $765,000.

A summary of the Company’s restricted stock activity and related information for the three and six month periods ended June 30, 2025 was as follows:

	Three Months Ended June 30, 2025
		Weighted-Average
	Number of	Grant Date
	Shares	Fair Value
Non-vested, April 1, 2025	67,846	$12.28
Granted	—	—
Vested	(595)	12.20
Forfeited	—	—

Non-vested at June 30, 2025	67,251	$12.28

	Six Months Ended June 30, 2025
		Weighted-Average
	Number of	Grant Date
	Shares	Fair Value
Non-vested, January 1, 2025	67,846	12.28
Granted	—
Vested	(595)	12.20
Forfeited	—	—

Non-vested at June 30, 2025	67,251	$12.28

10. Regulatory Matters

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of June 30, 2025, the Bank met all capital adequacy requirements to which it was subject.

Prompt corrective action regulations provide five classifications; well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At June 30, 2025, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital, Tier 1 Capital or Total Capital to risk-weighted assets above the minimum but below the conservation buffer will face limitations on dividends, stock repurchases and certain discretionary bonus payments to management based on the amount of the shortfall. Under the Basel III rules, banks must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The required capital conservation buffer is 2.50%.

On January 1, 2023, the Company adopted ASC 326. Regulatory capital rules permitted the Bank to phase-in the day-one effects of adopting ASC 326 over a three-year transition period. The Bank elected to take the phase-in for the amount of $140,000.

The following tables present actual and required capital ratios as of June 30, 2025 and December 31, 2024 under the Basel III Capital Rules. Bank capital levels required to be considered well capitalized are based upon prompt corrective action regulations.

Actual and required capital amounts (in thousands) and ratios of the Bank are presented below at quarter-end.

June 30, 2025	Actual		For Capital Adequacy Purposes		For Capital Adequacy Purposes with Capital Buffer		To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$48,466	13.39%	$28,966	8.00%	$38,017	10.50%	$36,207	10.00%
Tier 1 capital (to risk-weighted assets)	$43,940	12.14%	$21,724	6.00%	$30,776	8.50%	$28,966	8.00%
Common equity (to risk-weighted assets)	$43,940	12.14%	$16,293	4.50%	$25,345	7.00%	$23,535	6.50%
Tier 1 capital (to average assets)	$43,940	9.46%	$18,580	4.00%	N/A	N/A	$23,226	5.00%

December 31, 2024	Actual		For Capital Adequacy Purposes		For Capital Adequacy Purposes with Capital Buffer		To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$46,961	13.50%	$27,820	8.00%	$36,514	10.50%	$34,775	10.00%
Tier 1 capital (to risk-weighted assets)	$42,614	12.25%	$20,865	6.00%	$29,559	8.50%	$27,820	8.00%
Common equity (to risk-weighted assets)	$42,614	12.25%	$15,649	4.50%	$24,342	7.00%	$22,604	6.50%
Tier 1 capital (to average assets)	$42,614	9.60%	$17,753	4.00%	N/A	N/A	$22,191	5.00%

11. Earnings Per Common Share

The factors used in the earnings per common share computation follow (dollars in thousands, except per share data):

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Net income	$640	$370	$1,113	$687

Weighted average common shares outstanding	2,484,915	2,508,297	2,484,607	2,538,193
Less: Average unearned ESOP shares	(177,744)	(188,853)	(177,744)	(188,853)

Weighted average shares outstanding (basic)	2,307,171	2,319,444	2,306,863	2,349,340

Dilutive common stock equivalents	44,417	35,884	36,091	34,582

Weighted average shares outstanding (diluted)	2,351,588	2,355,328	2,342,954	2,383,922

Basic earnings per common share	$0.28	$0.16	$0.48	$0.29

Diluted earnings per common share	$0.27	$0.16	$0.48	$0.29

12. Fair Value of Financial Instruments

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is determined at a reasonable point within the range that is most representative of fair value under current market conditions.

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective quarter ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each quarter end.

An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for its financial assets and liabilities:

Debt and Equity Securities (Carried at Fair Value on a Recurring Basis)

The fair value of debt and equity securities (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt and equity securities without relying exclusively on quoted market prices for the specific debt and equity securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

Individually Evaluated Collateral Dependent Loans (Generally Carried at Fair Value on a Nonrecurring Basis)

The estimated fair value of individually evaluated collateral dependent loans is based on the value of the underlying collateral or the value of the underlying collateral, less estimated cost to sell, as appropriate. Collateral is generally real estate; however, collateral may include vehicles, equipment, inventory, accounts receivable, and/or other assets. The value of real estate collateral is generally determined using a market valuation approach based on an appraisal conducted by an independent, licensed appraiser. The value of other assets may also be based on an appraisal, market quotations, aging schedules or other sources. Any fair value adjustments are recorded in the period incurred as a provision for credit losses on the Consolidated Statements of Income. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. At June 30, 2025, the fair value consisted of the recorded investment in the collateral dependent loans of $396,000, which was net of a valuation allowance of $71,000. At December 31, 2024, the fair value consisted of the recorded investment in the collateral dependent loans of $396,000, which was net of a valuation allowance of $92,000. Collateral dependent individually evaluated loans are included in Loans Receivable in the table below, which details the fair value of all the Company’s financial instruments.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at June 30, 2025 and December 31, 2024 are as follows (in thousands):

		Quoted
		Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
June 30, 2025	Total	(Level 1)	(Level 2)	(Level 3)
Agency bonds	$17,011	$—	$17,011	$—
Corporate bonds	6,157	—	6,157	—
Treasury securities	5,927	5,927	—	—
Mortgage-backed securities	3,871	—	3,871	—
Collateralized mortgage obligations	2,634	—	2,634	—
Mutual funds	836	836	—	—

Total assets measured at fair value on a recurring basis	$36,436	$6,763	$29,673	$—

		Quoted
		Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2024	Total	(Level 1)	(Level 2)	(Level 3)
Agency bonds	$20,165	$—	$20,165	$—
Corporate bonds	4,821	—	4,821	—
Treasury securities	21,950	21,950	—	—
Mortgage-backed securities	1,496	—	1,496	—
Collateralized mortgage obligations	1,864	—	1,864	—
Mutual funds	808	808	—	—

Total assets measured at fair value on a recurring basis	$51,104	$22,758	$28,346	$—

For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at June 30, 2025 and December 31, 2024 are as follows (in thousands):

Quoted
Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
June 30, 2025	Total	(Level 1)	(Level 2)	(Level 3)
Individually evaluated collateral dependent loans	$396	$—	$—	$396

Total assets measured at fair value on a nonrecurring basis	$396	$—	$—	$396

Quoted
Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2024	Total	(Level 1)	(Level 2)	(Level 3)
Individually evaluated collateral dependent loans	$396	$—	$—	$396

Total assets measured at fair value on a nonrecurring basis	$396	$—	$—	$396

The following tables present additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to measure fair value at June 30, 2025 and December 31, 2024 (dollars in thousands):

June 30, 2025
Asset Description	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Individually evaluated collateral dependent loans	$396	Appraisal of collateral	Selling expenses and discounts (1)	15.1% (15.1%) (1)

December 31, 2024
Asset Description	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Individually evaluated collateral dependent loans	$396	Appraisal of collateral	Selling expenses and discounts (1)	18.9% (18.9%) (1)

(1)	Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.

The carrying amounts and fair values of the Company’s financial instruments as of the indicated dates are presented in the following table:

	Fair Value Hierarchy	June 30, 2025		December 31, 2024
		Carrying	Estimated	Carrying	Estimated
(In thousands)	Level	Amounts	Fair Values	Amounts	Fair Values
Financial assets:
Cash and cash equivalents	1	$55,906	$55,906	$37,777	$37,777
Debt securities - available-for-sale	1 & 2	35,600	35,600	50,296	50,296
Equity securities	1	836	836	808	808
Restricted stocks	2	2,228	2,228	2,125	2,125
Loans, net	3	353,324	353,324	344,813	334,968
Accrued interest receivable	1	1,476	1,476	1,269	1,269
Bank owned life insurance	2	8,560	8,560	8,448	8,448

Financial liabilities:
Demand deposits, savings, and money market	1	187,403	187,403	180,392	180,392
Certificates of deposit	2	176,018	176,018	173,798	173,262
Borrowings	2	43,882	43,882	42,460	42,015
Accrued interest payable	1	1,051	1,051	1,141	1,141

13. Noninterest Revenues

Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and investments. In addition, certain noninterest income streams such as gains on equity investments, income associated with bank owned life insurance, and loan fees are also not in scope of the guidance. Topic 606 is applicable to noninterest revenue streams such as service charges on deposit accounts and gains on sale of other real estate owned. Noninterest revenue streams in-scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of fees on depository accounts, which includes NSF fees, miscellaneous deposit-based service fees, monthly maintenance fees for consumer and commercial, and account analysis and related fees (commercial).

Service charges and fees charged daily are a result of an event or service being provided on the day with the Company recognizing the revenue on the same day. The Company has determined that all performance obligations for daily service charges and fees are met on the same day as the transaction and, therefore, should be recognized as these occur.

Monthly maintenance/service charges and fees are charged on the last day of the month (i.e. the same month as charges are incurred) after the system has completed its processing. The Company has determined that all performance obligations for monthly fees are typically met during the month or the same day as the customer has not met its obligation. As monthly fees are typically incurred by the customer throughout the month, the fees should be recognized upon completion of the month since the performance obligations have been met for those services.

Account analysis service charges and fees are recorded on a monthly basis on the last day of the month. The Company has determined that all performance obligations for account analysis fees are met during the month.

Debit Card Income

Debit card income consists of interchange fees from consumer debit card networks and other card related services. Interchange rates are set by the card networks. Interchange fees are based on purchase volumes and other factors and are recognized as transactions occur.

Gains on Sale of Other Real Estate Owned

The sale of other real estate owned is currently recognized on the closing date of sale when all performance obligations have been met, and control of the asset has been transferred to the buyer. Any gains are included in noninterest expenses in the consolidated statements of income.

For the Company, there are no other material revenue streams within the scope of Topic 606. The following table presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
Noninterest income in scope of Topic 606	2025	2024	2025	2024
Service charges on deposit accounts	$51	$42	$99	$87
Debit card income	55	53	107	103
Other service charges	14	20	25	37
Other noninterest income	102	25	177	55

Noninterest income (in scope for Topic 606)	222	140	408	282

Noninterest income (out of scope for Topic 606)	59	50	127	95

Total noninterest income	$281	$190	$535	$377

Contract Balances

As of June 30, 2025 and December 31, 2024, the Company did not have any significant contract balances.

Contract Acquisition Costs

As of June 30, 2025 and December 31, 2024, the Company did not have any significant contract acquisition costs.

14. Subsequent Events

On July 7, 2025, the Company and the Bank entered into an Agreement and Plan of Merger (the ‘Merger Agreement’) with Norwood Financial Corp, a Pennsylvania corporation (“Norwood”) and its wholly owned subsidiary, Wayne Bank. Pursuant to the terms and conditions set forth in the Merger Agreement, the Company will merge with and into Norwood (the “Merger”), with Norwood surviving, and the Bank will merge with and into Wayne Bank, with Wayne Bank as the surviving bank (the ‘Bank Merger’).

At the effective time of the Merger, each outstanding share of Company common stock will be converted into the right to receive, at the election of such holder, either (i) 0.7850 shares of Norwood common stock, or (ii) $19.75 in cash, together with cash in lieu of fractional shares, if any. All such elections are subject to adjustment on a pro rata basis, so that 80% of the aggregate merger consideration paid to the Company stockholders will be the stock consideration and the remaining 20% will be the cash consideration.

The completion of the Merger and the Bank Merger are subject to customary closing conditions, including approval by the Company’s stockholders and the receipt of any required regulatory approvals from the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking and Securities. The Merger is expected to close in the fourth quarter of 2025 or early in the first quarter of 2026.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NORWOOD FINANCIAL CORP,

WAYNE BANK,

PB BANKSHARES, INC.

AND

PRESENCE BANK

Dated as of July 7, 2025

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

By and Among

NORWOOD FINANCIAL CORP,

WAYNE BANK,

PB BANKSHARES, INC.

AND

PRESENCE BANK

This AGREEMENT AND PLAN OF MERGER, dated as of the 7th day of July, 2025 (this “Agreement”), by and among Norwood Financial Corp, a Pennsylvania corporation (“Norwood”), Wayne Bank, a Pennsylvania-chartered bank (“Wayne”), PB Bankshares, Inc., a Maryland corporation (“Bankshares”) and Presence Bank, a Pennsylvania chartered stock savings bank (“Presence Bank”) (each, a “Party” and, collectively, the “Parties”).

WITNESSETH THAT:

WHEREAS, the Boards of Directors of Norwood and Bankshares deem it in the best interests of Norwood and Bankshares, respectively, and of their respective shareholders, that Norwood and Bankshares enter into this Agreement pursuant to which Norwood will acquire all of the issued and outstanding shares of capital stock of Bankshares through the merger of Bankshares with and into Norwood (the “Merger”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the transaction shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury regulation section 1.368-2(g);

WHEREAS, Norwood owns all of the issued and outstanding capital stock of Wayne and Bankshares owns all of the issued and outstanding capital stock of Presence Bank, and it is contemplated that, immediately following the Merger, Presence Bank will be merged with and into Wayne with Wayne as the surviving entity (the “Bank Merger”); and

WHEREAS, as a condition and inducement to Norwood’s and Bankshares’s willingness to enter into this Agreement, each member of the Board of Directors of Bankshares has entered into an agreement dated as of the date hereof in the form of Exhibit A, hereto, pursuant to which he or she will vote his or her shares of Bankshares Common Stock in favor of this Agreement and the transactions contemplated hereby (the “Voting Agreement”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, the Parties, intending to be legally bound, agree that all the outstanding shares of common stock of Bankshares will be acquired by Norwood through the merger of Bankshares with and into Norwood and that the terms and conditions of the Merger, the mode of carrying the Merger into effect, including the manner of converting the shares of common stock of Bankshares into shares of the common stock of Norwood, par value $0.10 per share (the “Norwood Common Stock”) and cash, including cash for any fractional shares, shall be as hereinafter set forth.

ARTICLE 1 - THE MERGER

Section 1.1 Consummation of Merger; Closing Date.

(a) On the terms and subject to the conditions set forth in this Agreement, at the Effective Time of the Merger (as defined herein), Bankshares shall be merged with and into Norwood in accordance with the Pennsylvania Business Corporation Law of 1988 (“PBCL”) and the Maryland General Corporation Law (“MGCL”) (the “Merger”), with Norwood as the surviving corporation (hereinafter sometimes called the “Surviving Corporation”). Each share of common stock, par value $0.01 per share, of Bankshares (“Bankshares Common Stock”) outstanding immediately prior to the Effective Time of the Merger (other than shares held by Bankshares (including treasury shares), Norwood or any of their respective wholly-owned subsidiaries (in each case, other than in a fiduciary capacity)) shall, by virtue of the Merger and without any further action by the holder thereof, be converted into and represent the right to receive 0.7850 shares of Norwood Common Stock or $19.75 in cash, without interest (the “Merger Consideration”) as provided in Section 2.1 hereof, and subject to the terms, conditions, limitations and procedures set forth in this Agreement.

(b) The Merger shall be consummated pursuant to the terms and conditions of this Agreement, which has been approved and adopted by each of the Boards of Directors of Norwood, Wayne, Bankshares and Presence Bank.

(c) Subject to the prior satisfaction or waiver of the conditions set forth in Articles 7, 8 and 9 hereof, the Merger shall become effective as of the later of the date and time of filing of a Statement of Merger with the Department of State of the Commonwealth of Pennsylvania and the date and time of filing of Articles of Merger with the Maryland Department of Assessments & Taxation, unless a later date or time is specified as the effective time in the Statement of Merger and the Articles of Merger (such term is heretofore and hereinafter referred to as the “Effective Time of the Merger”). Subject to the terms and conditions hereof, unless otherwise agreed upon by Norwood and Bankshares, the Effective Time of the Merger shall occur on the tenth (10th) business day following the later to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent (as defined herein) of any Regulatory Authority (as defined herein) having authority over the transactions contemplated under this Agreement and the satisfaction of all of the other terms and conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing) and (ii) the date on which the shareholders of Bankshares approve the transactions contemplated by this Agreement.

(d) The closing of the Merger (the “Closing”) shall take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at the principal offices of Norwood at 10:00 a.m. local time on the day that the Effective Time of the Merger occurs, or such other date, time and place as the Parties hereto may agree (the “Closing Date”). Subject to the provisions of this Agreement, at the Closing there shall be delivered to each of the Parties hereto the opinions, certificates and other documents and instruments required to be so delivered pursuant to this Agreement.

Section 1.2 Effect of Merger. At the Effective Time of the Merger, Bankshares shall be merged with and into Norwood and the separate existence of Bankshares shall cease. The articles of incorporation and bylaws of Norwood, as in effect on the date hereof and as otherwise amended prior to the Effective Time of the Merger, shall be the articles of incorporation and bylaws of the Surviving Corporation until further amended as provided therein and in accordance with applicable law. The Surviving Corporation shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a Pennsylvania corporation and shall thereupon and thereafter possess all other privileges, immunities and franchises of a private, as well as of a public nature, of each of the constituent corporations. The Merger shall have the effects set forth in the PBCL and the MGCL. All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, and all choses in action, all and every other interest, of or belonging to or due to each of the constituent corporations so merged shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed. The title to any real estate, or any interest therein, vested in any of the constituent corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the constituent corporations so merged, and any claim, action or proceeding existing or pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place or the Surviving Corporation may be substituted in its place. Neither the rights of creditors nor any liens upon the property of any constituent corporation shall be impaired by the Merger.

Section 1.3 Further Assurances. If, at any time after the Effective Time of the Merger, Norwood shall reasonably consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Norwood its right, title or interest in, to or under any of the rights, properties or assets of Bankshares or any Bankshares Subsidiary (as defined herein) or (ii) otherwise carry out the purposes of this Agreement, Bankshares, the Bankshares Subsidiaries and their officers and directors shall be deemed to have granted to Norwood an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Norwood its right, title or interest in, to or under any of the rights, properties or assets of Bankshares or the Bankshares Subsidiaries or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Norwood are authorized in the name of Bankshares and the Bankshares Subsidiaries or otherwise to take any and all such action.

Section 1.4 Directors and Officers. Except as otherwise set forth herein in Section 6.10, from and after the Effective Time of the Merger, the directors of the Surviving Corporation and officers of the Surviving Corporation shall be those persons serving as directors and officers of Norwood immediately prior to the Effective Time of the Merger.

Section 1.5 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

Section 1.6 Bank Merger. Immediately following the consummation of the Merger, Wayne and Presence Bank will consummate the Bank Merger under which (i) Presence Bank will merge with and into Wayne pursuant to the Bank Plan of Merger in the form of Exhibit B hereto. Wayne shall be the surviving bank in the Bank Merger and, following the Bank Merger, the separate corporate existence Presence Bank shall cease. The Bank Merger shall become effective immediately after the effective time of the Merger. Prior to the Effective Time of the Merger, Bankshares shall cause Presence Bank to execute such certificates of merger and such other documents and certificates as are necessary, required or desirable to make the Bank Merger effective at the time specified in the foregoing sentence.

ARTICLE 2- CONVERSION OF CONSTITUENTS’ CAPITAL SHARES

Section 2.1 Manner of Conversion of Bankshares Common Stock. Subject to the provisions hereof, as of the Effective Time of the Merger and by virtue of the Merger and without any further action on the part of Norwood, Bankshares or the holder of any shares of any of them, the shares of the constituent corporations shall be converted as follows:

(a) Each share of capital stock of Norwood outstanding immediately prior to the Effective Time of the Merger shall, after the Effective Time of the Merger, remain outstanding and unchanged.

(b) Each share of Bankshares Common Stock held by Bankshares (including treasury shares) or by Norwood (or any of their subsidiaries) other than such shares held in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired, and no consideration shall be paid or delivered in exchange therefor.

(c) Except with regard to the shares of Bankshares Common Stock excluded under Section 2.1(b) above, and subject to the limits in Section 2.2 hereof, each issued and outstanding share of Bankshares Common

Stock outstanding immediately prior to the Effective Time of the Merger (whether or not subject to restriction) shall be converted into and constitute, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in, and as adjusted pursuant to, Section 2.2 and Section 2.6:

(1) for each such share of Bankshares Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.2 (a “Cash Election”), cash in an amount equal to $19.75, without interest, (the “Cash Consideration”); or

(2) for each such share of Bankshares Common Stock with respect to which an election to receive Norwood Common Stock has been effectively made and not revoked or lost pursuant to Section 2.2 (a “Stock Election”), 0.7850 of a share of Norwood Common Stock (the “Stock Consideration”).

Section 2.2 Election Procedures.

(a) Holders of shares of Bankshares Common Stock may elect to receive either the Stock Consideration or the Cash Consideration (in either case without interest) in exchange for each share of Bankshares Common Stock owned by them in accordance with the procedures and subject to the limitations set forth in this Section 2.2. Shares of Bankshares Common Stock as to which a Cash Election has been made are referred to herein as “Cash Election Shares.” Shares of Bankshares Common Stock as to which a Stock Election has been made are referred to as “Stock Election Shares.” Shares of Bankshares Common Stock as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non-Election Shares.”

(b) Norwood shall prepare a form (the “Election Form”) pursuant to which each holder of Bankshares Common Stock may make an election (“Election”) as to the form of consideration that they desire to receive for their Bankshares Common Stock in the Merger, which shall be, in form and substance, acceptable to both Norwood and Bankshares. Norwood and Bankshares shall mutually determine the timing of the mailing of the Election Form to all Bankshares shareholders so as to permit Bankshares’ shareholders to exercise their right to make their election on or prior to the Election Deadline. “Election Deadline” means the date specified in the Election Form by Norwood (which date shall be mutually agreeable to Bankshares), as the last day on which Election Forms will be accepted; provided, however, that the Election Deadline may not occur on or after the Closing Date. The Election Form and related materials associated with making such Election shall be mailed, together with and on the same date, as the Proxy Statement/Prospectus (as defined herein) is mailed to stockholders of Bankshares (the “Mailing Date”) to each holder of record of Bankshares Common Stock eligible to vote at the Bankshares Stockholders’ Meeting and the Election Form record date will be the same record date as those eligible to vote at the Bankshares Stockholders’ Meeting to approve the Agreement (the “Election Form Record Date”). Such materials associated with the Election Form will include appropriate and customary transmittal materials containing instructions with respect to the surrender of certificates representing shares of Bankshares Common Stock and the receipt of the Merger Consideration contemplated by this Agreement and will require each holder of shares of Bankshares Common Stock to transfer good and marketable title to such shares of Bankshares Common Stock to Norwood, free and clear of all liens, claims and encumbrances (and which shall also specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent), in such form as Bankshares and Norwood shall mutually agree (the “Letter of Transmittal”)). Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section 2.2, (i) to elect to receive the Cash Consideration for some or all of the shares of Bankshares Common Stock held by such holder, in accordance with Section 2.1(c)(1), or (ii) to elect to receive the Stock Consideration for some or all of such shares, in accordance with Section 2.1(c)(2). A holder of record of shares of Bankshares Common Stock who holds such shares as nominee, trustee or in another representative capacity (a “Stockholder Representative”) may submit multiple Election Forms, provided that each such Election Form covers all the shares of Bankshares Common Stock held by such Stockholder Representative for a particular beneficial owner. Any shares of Bankshares Common Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.

(c) To be effective, a properly completed Election Form shall be received by the Exchange Agent on or before 5:00 p.m., New York City time, on the Election Deadline. Bankshares shall use commercially reasonable efforts to make available up to two separate Election Forms, or such additional Election Forms as Norwood may permit, to all persons who become holders (or beneficial owners) of Bankshares Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline. Bankshares shall provide to the Exchange Agent all information reasonably necessary for it to perform its duties as specified herein. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Bankshares Common Stock covered by such Election Form, together with a duly executed Letter of Transmittal. If a Bankshares stockholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the shares of Bankshares Common Stock held by such stockholder shall be designated as Non-Election Shares. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. Norwood shall cause the Certificate or Certificates relating to any revoked Election Form to be promptly returned without charge to the person submitting the Election Form to the Exchange Agent. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made. All Elections (whether Cash Elections or Stock Elections) shall be revoked automatically if the Exchange Agent is notified in writing by Norwood or Bankshares, upon exercise by Norwood or Bankshares of its respective or their mutual rights to terminate this Agreement to the extent provided under Article 10, that this Agreement has been terminated in accordance with Article 10.

(d) The number of shares of Bankshares Common Stock to be converted into the right to receive the Stock Consideration shall be equal to 80% of the number of shares of Bankshares Common Stock outstanding as of the Effective Time of the Merger (the “Aggregate Stock Limit”), and the right to receive the Cash Consideration shall be equal to 20% of the number of shares of Bankshares Common Stock outstanding immediately prior to the Effective Time of the Merger (the “Aggregate Cash Limit”).

(e) If the number of Cash Election Shares is less than the Aggregate Cash Limit, then:

(1) all Cash Election Shares shall be converted into the right to receive the Cash Consideration,

(2) Non-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares equal the Aggregate Cash Limit. If less than all of the Non-Election Shares need to be treated as Cash Election Shares, then a sufficient number of Non-Election Shares shall be deemed Cash Election Shares (“Deemed Cash Election Shares”) and Stock Election Shares (“Deemed Share Election Shares”) on a pro rata basis, as described in Section 2.2(h) below, such that the sum of the number of Cash Election Shares plus the number of Deemed Cash Election Shares equals the Aggregate Cash Limit, and all Deemed Share Election Shares shall be treated as Stock Election Shares,

(3) if all of the Non-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares is less than the Aggregate Cash Limit, then the Exchange Agent shall convert on a pro rata basis, as described in Section 2.2(h), below, a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares equals the Aggregate Cash Limit, and all Reallocated Cash Shares will be converted into the right to receive the Cash Consideration, and

(4) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive the Stock Consideration.

(f) If the number of Cash Election Shares is greater than the Aggregate Cash Limit, then:

(1) all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration,

(2) the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Cash Election Shares (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares equals the Aggregate Cash Limit, and all Reallocated Stock Shares shall be converted into the right to receive the Stock Consideration, and

(3) the Cash Election Shares which are not Reallocated Stock Shares shall be converted into the right to receive the Cash Consideration.

(g) If the number of Cash Election Shares is equal to the Aggregate Cash Limit, then subparagraphs (e)(1) and (2) above shall not apply, and all Non-Election Shares and all Stock Election Shares will be converted into the right to receive the Stock Consideration.

(h) In the event that the Exchange Agent is required to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares based on the holder’s aggregate number of Stock Election Shares as a percentage of the total number of all Stock Election Shares. In the event the Exchange Agent is required to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares based on the holder’s aggregate number of Cash Election Shares as a percentage of the total number of all Cash Election Shares.

(i) Notwithstanding any other provision hereof, no fractional shares of Norwood Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. Instead, Norwood will pay to each holder of Bankshares Common Stock who would otherwise be entitled to a fractional share of Norwood Common Stock (after taking into account all certificates formerly representing shares of Bankshares Common Stock delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction of a share of Norwood Common Stock by the average of the closing sale prices of Norwood Common Stock, as reported on The Nasdaq Stock Market for the twenty consecutive trading days ending on the day immediately prior to the Closing Date; provided, however, that in the event Norwood Common Stock does not trade on one or more of the trading days in such period, any such date shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales prices and number of days on which Norwood Common Stock actually traded during such period.

(j) Within seven business days after the Effective Time of the Merger, Norwood shall cause the Exchange Agent to effect the allocation of the Cash Consideration and the Stock Consideration among holders of Bankshares Common Stock and to distribute the Merger Consideration as set forth herein.

Section 2.3 Effectuating Conversion.

(a) On the business day immediately prior to the Effective Time of the Merger, Norwood will deliver or cause to be delivered to Computershare or another third-party agent to be appointed by Norwood and reasonably acceptable to Bankshares (the “Exchange Agent”), in trust for the benefit of the holders of Bankshares Common Stock, certificates representing an aggregate whole number of shares of Norwood Common Stock into which such Bankshares Common Stock are to be converted and an amount of cash equal to the aggregate Cash Consideration to be paid pursuant to Section 2.1 hereof (the “Exchange Fund”). As promptly as practicable after the Effective Time of the Merger, but not later than ten (10) days after the Effective Time of the Merger, the Exchange Agent shall send or cause to be sent to each former holder of record of shares of Bankshares Common

Stock who did not previously submit an Election Form or previously revoked such Election Form the Letter of Transmittal for use in exchanging their certificates formerly representing shares of Bankshares Common Stock for the Merger Consideration provided for in this Agreement.

(b) At the Effective Time of the Merger, the stock transfer books of Bankshares shall be closed as to holders of shares of Bankshares Common Stock immediately prior to the Effective Time of the Merger, no transfer of shares of Bankshares Common Stock by any such holder shall thereafter be made or recognized and each outstanding certificate formerly representing shares of Bankshares Common Stock shall, without any action on the part of any holder thereof, no longer represent shares of Bankshares Common Stock and shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) cash in lieu of fractional shares which the shares of Norwood Common Stock represented by such certificate have been converted into the right to receive, as provided by Section 2.2(i), without any interest thereon and (iii) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.3(e), without interest thereon. If, after the Effective Time of the Merger, certificates are properly presented to the Exchange Agent, such certificates shall be exchanged for the Merger Consideration and any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.3(e).

(c) In the event that any holder of record of shares of Bankshares Common Stock as of the Effective Time of the Merger is unable to deliver the certificate which represents such holder’s shares of Bankshares Common Stock, Norwood, in the absence of actual notice that any shares of Bankshares Common Stock theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such holder the Merger Consideration contemplated by this Agreement to which such holder is entitled in accordance with the provisions of this Agreement upon the presentation of all of the following:

(i) an affidavit or other evidence to the reasonable satisfaction of Norwood that any such certificate has been lost, wrongfully taken or destroyed;

(ii) such indemnity, bond or other security as may be reasonably requested by Norwood to indemnify and hold Norwood harmless in respect of such stock certificate(s); and

(iii) evidence to the reasonable satisfaction of Norwood that such holder is the owner of shares of Bankshares Common Stock theretofore represented by each certificate claimed by such holder to be lost, wrongfully taken or destroyed and that such holder is the person who would be entitled to present each such certificate for exchange pursuant to this Agreement.

(d) If the delivery of the Merger Consideration contemplated by this Agreement is to be made to a person other than the person in whose name any certificate representing shares of Bankshares Common Stock surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such certificate surrendered or establish to the reasonable satisfaction of Norwood that such tax has been paid or is not applicable.

(e) No dividends or other distributions declared with respect to Norwood Common Stock shall be paid to the holder of any unsurrendered certificate or certificates representing shares of Bankshares Common Stock entitled to be converted into Norwood Common Stock until the holder thereof shall surrender such certificate or certificates in accordance with this Section 2.3. Following the surrender of such certificate or certificates in accordance with this Section 2.3, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to the whole shares of Norwood Common Stock which the shares of Bankshares Common Stock represented by such certificate or certificates have been converted into the right to receive.

(f) Except as provided herein, the consideration contemplated by this Agreement shall not be paid to the holder of any unsurrendered certificate or certificates representing shares of Bankshares Common Stock, and neither the Exchange Agent nor Norwood shall be obligated to deliver any of the Merger Consideration contemplated by this Agreement until such holder shall surrender the certificate or certificates representing shares of Bankshares Common Stock as provided for by this Agreement. Subject to applicable laws, following surrender of any such certificate or certificates, there shall be paid to the holder of the certificate or certificates formerly representing shares of Bankshares Common Stock, without interest at the time of such surrender, the Merger Consideration.

(g) At any time following nine months after the Effective Time of the Merger, Norwood shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund which has not yet been disbursed to former holders of shares of Bankshares Common Stock, and thereafter, such holders shall be entitled to look to Norwood (subject to abandoned property and escheat laws) with respect to any amounts due upon surrender of their certificates formerly representing shares of Bankshares Common Stock.

(h) Norwood or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of shares of Bankshares Common Stock, such amounts as Norwood (or any Affiliate thereof) or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. Tax law. To the extent that such amounts are properly withheld by Norwood or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the shares of Bankshares Common Stock in respect of whom such deduction and withholding were made by Norwood or the Exchange Agent.

Section 2.4 Determination of Alternative Structures. Bankshares hereby agrees that Norwood may at any time change the method of effecting the Merger; provided, however, that no such changes shall (a) alter or change the amount or kind of the Merger Consideration to be paid to holders of the shares of Bankshares Common Stock, (b) materially impede or delay consummation of the transactions contemplated by this Agreement, or (c) adversely affect the tax treatment of Bankshares’s stockholders as a result of receiving the Merger Consideration or the tax treatment of any Party pursuant to this Agreement.

Section 2.5 Laws of Escheat. If any of the consideration due or other payments to be paid or delivered to the holders of shares of Bankshares Common Stock is not paid or delivered within the time period specified by any applicable laws concerning abandoned property, escheat or similar laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, Norwood or the Exchange Agent shall be entitled to dispose of any such consideration or other payments in accordance with applicable laws concerning abandoned property, escheat or similar laws. Any other provision of this Agreement notwithstanding, none of Bankshares, Norwood, the Exchange Agent, nor any other Person acting on behalf of any of them shall be liable to a holder of shares of Bankshares Common Stock for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar law.

Section 2.6 Anti-Dilution. If Norwood changes the number or kind of shares of Norwood Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction (but excluding by example the issuance of Norwood Common Stock upon the exercise of stock options, the granting of restricted stock shares or the approval of additional Norwood Common Stock issuable in accordance with any new or amended stock compensation plans approved by Norwood stockholders), then the Stock Consideration will be adjusted proportionately to account for such change and all references herein to the term Stock Consideration will be deemed to mean the Stock Consideration as adjusted.

Section 2.7 Absence of Control. It is the intent of the parties hereto that Norwood, by reason of this Agreement, shall not (until consummation of the transactions contemplated hereby) control, directly or indirectly, Bankshares or Presence Bank, or to exercise, directly or indirectly, a controlling influence over the management or policies of Bankshares or Presence Bank.

Section 2.8 Treatment of Stock Options. At the Effective Time of the Merger, each option to acquire shares of Bankshares Common Stock that is outstanding and unexercised immediately prior thereto (“Bankshares Stock Option”) pursuant to the PB Bankshares, Inc. 2022 Equity Incentive Plan (the “Bankshares Equity Plan”) shall automatically become vested and shall be cancelled and, subject to Bankshares’s receipt of an option surrender agreement in the form set forth in the Norwood’s Disclosure Schedule, shall be converted into the right to receive from Norwood a cash payment in an amount, less required withholding taxes, equal to the product of (i) the number of shares of Bankshares Common Stock subject to the Bankshares Stock Option, multiplied by (ii) the amount by which the Cash Consideration (the “Option Payment Amount”) exceeds the exercise price of such Bankshares Stock Option. If the exercise price of a Bankshares Stock Option is greater than the Option Payment Amount, then at the Effective Time of the Merger, such Bankshares Stock Option shall be cancelled without any payment made in exchange therefor. At the election of Norwood, Norwood shall fund the Option Payment Amount and transfer such Option Payment Amount to Bankshares, which shall serve as paying agent on behalf of Norwood: in which case Bankshares shall make such payments to the former option holder, immediately prior to the Effective Time of the Merger, and shall report such payments as compensation on IRS Form W-2 or 1099-NEC, as applicable.

Section 2.9 Treatment of Restricted Stock. At the Effective Time of the Merger, any vesting restrictions on each share of restricted stock units or restricted stock outstanding immediately prior thereto (“Bankshares Restricted Stock”) pursuant to the Bankshares Equity Plan shall automatically lapse and the Bankshares Restricted Stock shall be treated as issued and outstanding shares of Bankshares Common Stock for the purposes of this Agreement, including but not limited to, the provisions of Section 2.1 and Section 2.5. Notwithstanding anything herein to the contrary, Bankshares shall withhold a sufficient amount of Bankshares Restricted Stock necessary to satisfy the tax withholding requirements associated with such vesting of Bankshares Restricted Stock and shall provide the required tax reporting associated with the vesting of such Bankshares Restricted Stock.

Section 2.10 Additional Actions. If, at any time after the Effective Time of the Merger, Norwood or Wayne Bank shall be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Norwood or Wayne Bank its right, title or interest in, to or under any of the rights, properties or assets of the Bankshares or Presence Bank, or (ii) otherwise carry out the purposes of this Agreement, Presence Bank, the Bankshares and any subsidiaries of such entities and their officers and directors shall be deemed to have granted to Norwood and Wayne Bank an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Bankshares or Wayne Bank its right, title or interest in, to or under any of the rights, properties or assets of the Norwood or Presence Bank or any subsidiaries of such entities, or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Norwood or Wayne Bank are authorized in the name of the Bankshares or Presence Bank or otherwise to take any and all such action.

Section 2.11 Exemption from Liability Under Section 16(b). Prior to the Effective Time of the Merger, the Parties shall take all such actions as may be deemed necessary and appropriate to cause (i) any dispositions of shares of Bankshares Common Stock (including derivative securities with respect to such shares) in the Merger by Bankshares personnel who are subject to the reporting requirements of Section 16(a) of the Exchange Act (“Insiders”), or (ii) acquisitions of Norwood Common Stock (including derivative securities with respect to such shares) in the Merger by Bankshares personnel who will be Insiders of Norwood immediately after the Effective Time of the Merger, to be exempt under Rule 16b-3 promulgated under the Exchange Act, in accordance with the No-Action Letter dated January 12, 1999 issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF BANKSHARES AND PRESENCE BANK

Except (i) as disclosed in a disclosure schedule delivered by Bankshares to Norwood concurrently herewith (the “Bankshares Disclosure Schedule”), it being understood that (i) no item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Bankshares Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Bankshares that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect on Bankshares, and (iii) any disclosures made with respect to a section of this Article 3 shall be deemed to qualify (A) any other section of this Article 3 specifically referenced or cross-referenced, and (B) other sections of this Article 3 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections and (ii) for information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure (and as to which nothing in this Agreement shall require disclosure) (“Confidential Supervisory Information”), Bankshares and Presence Bank hereby represent and warrant to Norwood and Wayne as follows as of the date hereof and as of all times up to and including the Effective Time of the Merger:

Section 3.1 Corporate Organization.

(a) Bankshares is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Bankshares has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Bankshares. Bankshares is duly registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the “BHCA”). True and correct copies of the Articles of Incorporation and the Bylaws of Bankshares, each as amended to the date hereof, have been delivered to Norwood, and such Articles of Incorporation and Bylaws are in full force and effect.

(b) Bankshares has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on Bankshares.

(c) Presence Bank is a bank, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Presence Bank is a member in good standing of the Federal Home Loan Bank (“FHLB”) and owns the requisite amount of stock therein. Presence Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted. True and correct copies of the Articles of Incorporation and the Bylaws of Presence Bank, each as amended to the date hereof, have been delivered to Norwood, and such Articles of Incorporation and Bylaws are in full force and effect.

(d) The respective minute books of Bankshares and Presence Bank contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by its shareholders and Boards of Directors (including all committees thereof).

(e) CSB Investments is the only subsidiary of Presence Bank. CSB Investments is duly organized, validly existing and in good standing under the laws of Delaware and was established to hold certain investment securities. CSB Investments has full power and lawful authority to own and hold its properties, to carry on its business as presently conducted and is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state or local) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Bankshares. A true and correct list of all direct and indirect subsidiaries of Bankshares is attached hereto as Bankshares Disclosure Schedule 3.1(e). Such schedule details the jurisdiction of organization, type of entity, percentage ownership and a brief description of the activities conducted by such Bankshares Subsidiary.

Section 3.2 Capitalization.

(a) The authorized capital stock of Bankshares consists of 10,000,000 shares of preferred stock, none of which are issued and outstanding, and 40,000,000 shares of Bankshares Common Stock, of which 2,552,315 are issued and outstanding as of the date hereof, and no shares are held in the treasury of Bankshares as of the date hereof. All of the issued and outstanding shares of Bankshares Common Stock have been duly authorized and validly issued, and all such shares are fully paid and non-assessable, and subject to no preemptive rights and were not issued in violation of any preemptive rights. Except as set forth on Bankshares Disclosure Schedule 3.2(a), there are no outstanding options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of Bankshares.

(b) Bankshares owns, directly, or indirectly, all of the capital stock of Presence Bank and the other Bankshares Subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. All the equity securities of each Bankshares Subsidiary held by Bankshares or the Bankshares Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable. There are no subscriptions, options, commitments, calls or other agreements outstanding with respect to the capital stock of Presence Bank or any other Bankshares Subsidiary. Except for the Bankshares Subsidiaries, Bankshares does not possess, directly or indirectly, any material equity interest in any entity.

Section 3.3 Financial Statements.

(a) Bankshares has previously delivered to Norwood copies of the audited consolidated financial statements of Bankshares as of and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 and the unaudited consolidated financial statements for the three months ended March 31, 2025 (such financial statements, collectively as the “Financial Statements of Bankshares” or “Bankshares Financial Statements”).

(b) The Financial Statements of Bankshares, including the related notes, where applicable (i) have been prepared from, and are in accordance with, the books and records of Bankshares and the Bankshares Subsidiaries, (ii) fairly present in all material respects the consolidated statements of operations, cash flows, changes in stockholders’ equity and consolidated financial condition of Bankshares and the Bankshares Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied in all material respects with applicable accounting requirements, as of their respective dates of filing, issuance and use, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Bankshares and the Bankshares Subsidiaries have been, since December 31, 2024, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No auditor of Bankshares has resigned (or informed Bankshares that it intends to resign) or been dismissed as independent public accounting firm of Bankshares as a result of or in connection with any disagreements with Bankshares on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure in the past three completed fiscal years.

(c) The records, systems, controls, data and information of Bankshares and the Bankshares Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Bankshares or the Bankshares Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Bankshares. Management of Bankshares has disclosed, based on its most recent evaluation prior to the date hereof, to Bankshares’s auditors and the audit committee of Bankshares’s Board of Directors (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Bankshares’s ability to record, process, summarize and report financial data and have identified for Bankshares’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Bankshares’s internal controls.

(d) Since the December 31, 2024, (i) neither Bankshares nor any of the Bankshares Subsidiaries, nor, to the Knowledge of Bankshares, any director, officer, auditor, accountant or representative of Bankshares or any of the Bankshares Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or, to the Knowledge of Bankshares, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Bankshares or any of the Bankshares Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or written claim that Bankshares or any of the Bankshares Subsidiaries has engaged in accounting or auditing practices inconsistent with GAAP, and (ii) no attorney representing Bankshares or any of the Bankshares Subsidiaries, whether or not employed by Bankshares or any of the Bankshares Subsidiaries, has reported to any Governmental Entity evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Bankshares or any Bankshares Subsidiary or any of their officers, directors or employees.

Section 3.4 Loan Portfolio; Reserves.

(a) Each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) reflected as assets in the Bankshares Financial Statements were (or will be, as the case may be), as of the dates of the applicable financial statements, in all respects (i) made for good, adequate, and valuable consideration in the ordinary course of business, (ii) evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, and (iii) to the extent carried on the books and records as secured loans, secured by valid liens which have been perfected. All such evidences of indebtedness were (or will be, as the case may be), as of the dates of the applicable financial statements, the binding obligations of the respective obligors named therein in accordance with their respective terms, and were not subject to any defenses, setoffs, or counterclaims, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) The allowances for possible loan losses shown on the Financial Statements of Bankshares and the Financial Regulatory Reports of Presence Bank were, and the allowance for possible loan losses to be shown on the Financial Statements of Bankshares and the Financial Regulatory Reports of Presence Bank as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Bankshares and other extensions of credit (including letters of credit or commitments to make loans or extend credit). Neither Bankshares nor Presence Bank has been notified by any bank regulatory agency that its reserves are inadequate or that its practices and policies used in establishing its allowance and in accounting for delinquent and classified assets fail to comply with applicable accounting and regulatory requirements or that regulators or independent auditors believe that such reserves are inadequate or inconsistent with the historical loss experience of Bankshares or Presence Bank.

Section 3.5 Certain Loans and Related Matters. Except as set forth in Bankshares Disclosure Schedule 3.5, neither Bankshares nor any of the Bankshares Subsidiaries is a party to any written or oral: (i) loan agreement, note or borrowing arrangement under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or, to Bankshares’ Knowledge, in default of any other provision as of the date hereof; (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by Bankshares or any of the Bankshares Subsidiaries, should have been classified (whether regulatory or internal) as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “special mention,” “credit risk assets,” “classified,” “criticized,” “watch list,” “concerned loans” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of Bankshares, any Bankshares Subsidiary or any five percent (5%) shareholder of Bankshares, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; (iv) loan where the interest rate terms have been reduced, principal reduced and/or the maturity extended due to concerns about the borrower’s ability to repay; (v) loan where a specific reserve allocation exists in connection therewith; or (vi) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to Bankshares or any of the Bankshares Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by any Regulatory Authority. Schedule 3.5 sets forth each asset of Bankshares or any of the Bankshares Subsidiaries that, as of December 31, 2024, was classified as “Other Real Estate Owned” and the book value thereof. Bankshares Disclosure Schedule 3.5 specifies the name of the borrower, the amount of principal and the unpaid interest outstanding, together with a description of any collateral, for all such loans required to be disclosed.

Section 3.6 Authority; No Violation.

(a) Bankshares and Presence Bank have full corporate power and authority to execute and deliver this Agreement and, subject to the approval of the shareholders of Bankshares and to the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby. The Boards of Directors of Bankshares and Presence Bank have duly and validly approved this Agreement and the transactions contemplated hereby, including the Bank Merger, and have authorized the execution and delivery of this Agreement. Bankshares has directed that this Agreement and the transactions contemplated hereby be submitted to Bankshares’s shareholders for approval and has resolved to recommend its approval at a meeting of such shareholders and, except for the adoption of the Agreement by Bankshares’ shareholders, no other corporate proceeding on the part of Bankshares or Presence Bank is necessary to consummate the transactions contemplated by this Agreement. This Agreement (assuming due authorization, execution and delivery by Norwood and Wayne) constitutes the valid and binding obligation of Bankshares and Presence Bank and is enforceable against Bankshares and Presence Bank in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) Neither the execution and delivery of this Agreement by Bankshares or Presence Bank nor the consummation by Bankshares or Presence Bank of the transactions contemplated hereby, including the Bank Merger, nor compliance by Bankshares or Presence Bank with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Bankshares or the Articles of Incorporation or Bylaws of Presence Bank or any governing documents of any of the other Bankshares Subsidiaries, (ii) assuming that the Consents of the Regulatory Authorities and other approvals referred to in this Agreement are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Bankshares or Presence Bank or any of the other Bankshares Subsidiaries or their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Bankshares or Presence Bank or any of the other Bankshares Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Bankshares, Presence Bank or any of the other Bankshares Subsidiaries is a party, or by which it or any of their properties or assets may be bound or affected, except in the case of clauses (ii) and (iii) as would not constitute a Material Adverse Effect on Bankshares.

Section 3.7 Consents and Approvals. Except for (i) the approval of the shareholders of Bankshares and Presence Bank; (ii) the Consents of the Regulatory Authorities; (iii) the filing of any required applications, filings or notices, as applicable, with FINRA and the approval of such applications, filings and notices, (iii) the filing with the SEC of the Proxy Statement/Prospectus and of the Form S-4 Registration Statement and declaration of effectiveness of the Form S-4 Registration Statement, (iv) the filing of a Statement of Merger with the Pennsylvania Corporation Bureau and Articles of Merger with the Maryland Department of Assessments and Taxation, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Norwood Common Stock pursuant to this Agreement, and (vi) as set forth in Bankshares Disclosure Schedule 3.7, no Consents of any person are necessary in connection with the execution and delivery by Bankshares and Presence Bank of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby. Except as set forth in Bankshares Disclosure Schedule 3.7, as of the date hereof, Bankshares and Presence Bank have no Knowledge of any reason why the necessary Consents of the Regulatory Authorities will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

Section 3.8 Broker’s Fees. Except for Stephens Inc., whose engagement letter is set forth in Bankshares Disclosure Schedule 3.8, none of Bankshares, any Bankshares Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 3.9 Absence of Certain Changes or Events. Except as set forth in Bankshares Disclosure Schedule 3.9, since December 31, 2024, there has not been (a) any declaration, payment or setting aside of any dividend or distribution (whether in cash, stock or property) in respect of shares of Bankshares Common Stock or (b) any change or any event involving a prospective change in the financial condition, results of operations or business of Bankshares, or a combination of any such change(s) and any such event(s), which has had, or is reasonably likely to have, a Material Adverse Effect on Bankshares, and no fact or condition exists as of the date hereof which would reasonably be expected to cause any such event or change in the future.

Section 3.10 Legal Proceedings; Etc.

(a) Neither Bankshares nor any of the Bankshares Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Bankshares or any of the Bankshares Subsidiaries, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against Bankshares or any of the Bankshares Subsidiaries challenging the validity of the transactions contemplated by this Agreement. There is no proceeding, claim, action or governmental investigation pending or, to the Knowledge of Bankshares or any of the Bankshares Subsidiaries, threatened against Bankshares or any of the Bankshares Subsidiaries; no judgment, decree, injunction, rule or order of Governmental Entity or arbitrator is outstanding against Bankshares or any of the Bankshares Subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect on Bankshares; there is no default (or an event which, with notice or lapse of time, or both, would constitute a default) by Bankshares or any of the Bankshares Subsidiaries under any contract or agreement to which any of them is a party which has had, or is reasonably likely to have, a Material Adverse Effect on Bankshares; and, neither Bankshares nor any of the Bankshares Subsidiaries is a party to any agreement, order or memorandum in writing by or with any Regulatory Authority restricting the operations of Bankshares or any of the Bankshares Subsidiaries, and neither Bankshares nor any of the Bankshares Subsidiaries has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such order or memorandum in the future.

(b) There are no actions, suits, claims, proceedings or investigations of any kind pending or, to Bankshares’ Knowledge, threatened against any of the directors or officers of Bankshares or any of the

Bankshares Subsidiaries in their capacities as such, and no director or officer of Bankshares or any of the Bankshares Subsidiaries currently is being indemnified or seeking to be indemnified by Bankshares or any of the Bankshares Subsidiaries pursuant to applicable law or their governing documents.

Section 3.11 Taxes and Tax Returns.

(a) Bankshares and Bankshares Subsidiaries have filed all income and other material Tax Returns that they were required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared, in all material respects, in compliance with all applicable laws and regulations. All Taxes due and owing by Bankshares and Bankshares Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Bankshares or Bankshares or such Bankshares Subsidiary is contesting in good faith or which have not been finally determined. Except as set forth in Bankshares Disclosure Schedule 3.11(a), none of Bankshares or any of Bankshares Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and neither Bankshares nor any Bankshares Subsidiaries currently has any open tax years other than those with respect to which the statute of limitations has not expired. No claim has ever been made by an authority in a jurisdiction where Bankshares or any of Bankshares Subsidiaries does not file material Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Bankshares or any Bankshares Subsidiary.

(b) The unpaid Taxes of Bankshares and Bankshares Subsidiaries did not, as of the most recent audited consolidated balance sheet, exceed the reserve for actual Taxes (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) which has been separately disclosed on the most recent audited consolidated balance sheet, and as of the Closing Date, will not exceed the reserve for actual Taxes (without regard to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) which has been separately disclosed on the most recent audited consolidated balance sheet. Neither Bankshares nor any Bankshares Subsidiaries will incur any liability for Taxes from the date of the most recent audited consolidated balance sheet through the Closing Date other than in the ordinary course of business and consistent with reasonable prior practice or as a result of the transactions contemplated by this Agreement.

(c) The deferred Tax assets and liabilities of Bankshares and the Bankshares Subsidiaries have been recorded on the ledgers of Bankshares in accordance with GAAP based on the expected future tax consequences of temporary differences between the financial reporting and Tax bases of assets and liabilities, computed using the enacted Tax rates in effect for the years in which those Tax assets or liabilities are expected to be realized. Uncertain Tax positions have been identified by Bankshares and Bankshares has established a valuation allowance against deferred Tax assets, if needed, to reduce the amount of such deferred Tax assets to the amount expected to be realized.

(d) Since December 31, 2024, each of Bankshares and Bankshares Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party, and has timely complied with all applicable information reporting requirements.

(e) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or, to the Knowledge of Bankshares, are pending with respect to Bankshares or any of Bankshares Subsidiaries. None of Bankshares or any of Bankshares Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Bankshares or any Bankshares Subsidiary has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Bankshares or any of Bankshares Subsidiaries.

(f) Bankshares has provided Norwood with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Bankshares and Bankshares Subsidiaries for taxable periods ended December 31, 2023, 2022, 2021, 2020, 2019 and 2018. Bankshares has delivered to Norwood correct and complete copies of all statements of deficiencies assessed against or agreed to by Bankshares or any of the Bankshares Subsidiaries filed for the years ended December 31, 2023, 2022, 2021, 2020, 2019 and 2018. Each of Bankshares and Bankshares Subsidiaries has timely and properly taken such actions in response to and in compliance with notices Bankshares or any Bankshares Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(g) None of Bankshares or any of Bankshares Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(h) None of Bankshares or any of Bankshares Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Each of Bankshares and Bankshares Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax withholding the meaning of Code Section 6662. Except as set forth in Bankshares Disclosure Schedule 3.11(h), none of Bankshares or any of Bankshares Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. None of Bankshares or any of Bankshares Subsidiaries (i) has been a member of any consolidated, affiliated or unitary group of corporations for any Tax purposes, or (ii) has any liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than Bankshares or such Bankshares Subsidiary) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(i) Neither of Bankshares nor any of Bankshares Subsidiaries shall be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(j) None of Bankshares or any of Bankshares Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) None of Bankshares or any of Bankshares Subsidiaries has participated in a listed transaction within the meaning of Reg. Section 1.6011-4 (or any predecessor provision) and Bankshares has not been notified of, or to Bankshares’s Knowledge has participated in, a transaction that is described as a “reportable transaction” within the meaning of Reg. Section 1.6011-4(b)(1).

(l) None of Bankshares or any of Bankshares Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of any Governmental Entity.

(m) None of Bankshares or any of Bankshares Subsidiaries has, or to Bankshares’s Knowledge has ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

(n) Except as set forth on Bankshares Disclosure Schedule 3.11(n), none of Bankshares or any of Bankshares Subsidiaries has deferred payroll taxes or availed itself of any of the tax deferred credits or benefits pursuant to the CARES Act or otherwise taken advantage of any change in applicable legal requirements in connection with the COVID-19 pandemic that has the result of temporarily reducing (or temporarily delaying the due date of) otherwise applicable payment obligations.

(o) Except as set forth at Bankshares Disclosure Schedule 3.11(o), neither Bankshares nor any of the Bankshares Subsidiaries has made any payment, is obligated to make any payment or is a party to any contract, agreement or other arrangement that could obligate it to make any payment that would exceed the amounts that are eligible to be a deduction under Section 280G or 162(m) of the Code (or any corresponding provisions of state, local or foreign tax law). Bankshares has made available to Norwood, correct and complete copies of Section 280G calculations (whether or not final) with respect to any “disqualified individual” as such term is defined at Section 280G of the Code in connection with the transactions contemplated hereby. Set forth at Bankshares Disclosure Schedule 3.11(o) are executed amendments (if any) to the employment agreements and change in control agreements between Presence Bank and each disqualified individual executed simultaneous to or prior to the date of this Agreement providing that payments that may be made in accordance with each such agreement will not exceed the amounts that are eligible to be a deduction by Bankshares, Presence Bank or successors thereto under Section 280G of the Code with respect to the transactions contemplated by this Agreement.

Section 3.12 Employee Benefit Plans.

(a) Bankshares Disclosure Schedule 3.12(a) contains a list of all written and unwritten pension, retirement, profit-sharing, thrift, savings, deferred compensation, stock option, employee stock ownership, employee stock purchase, restricted stock, severance pay, retention, vacation, bonus or other incentive plans, all consulting, severance and retention agreements, all other written employee programs, arrangements or agreements, all medical, vision, dental, disability, life insurance, long-term care, workers’ compensation, employee assistance or other health or welfare plans, and all other employee benefit or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Bankshares, any Bankshares Subsidiary or any of its ERISA Affiliates for the benefit of employees, former employees, retirees, dependents, spouses, directors, former directors, independent contractors or other beneficiaries of Bankshares and under which employees, former employees, retirees, dependents, spouses, directors, former directors or other beneficiaries of Bankshares or Bankshares Subsidiaries are eligible to participate (collectively, the “Bankshares Benefit Plans”). Such Bankshares Benefit Plans shall also include any such plans or arrangements between Bankshares or any Bankshares Subsidiaries and any former employees, retirees, dependents, spouses, former directors, independent contractors or other beneficiaries of any prior entity previously acquired by Bankshares or any Bankshares Subsidiaries through merger or consolidation or similar transactions for which Bankshares or Bankshares Subsidiaries have or would reasonably be expected to have an obligation, financial or otherwise, to any such individuals. Bankshares has furnished or otherwise made available to Norwood true and complete copies of (i) the plan documents and summary plan descriptions for each written Bankshares Benefit Plan, (ii) a summary of each unwritten Bankshares Benefit Plan (if applicable), (iii) the annual report (Form 5500 series) for the three (3) most recent years for each Bankshares Benefit Plan (if applicable), (iv) the actuarial valuation reports with respect to each tax-qualified Bankshares Benefit Plan that is a defined benefit plan for the three (3) most recent years, (v) all related trust agreements, insurance contracts or other funding agreements which implement the Bankshares Benefit Plans (if applicable), (vi) the most recent IRS determination letter with respect to each tax-qualified Bankshares Benefit Plan (or, for a Bankshares Benefit Plan maintained under a pre-approved prototype or volume submitter plan, the IRS determination letter on such pre-approved plan), (vii) a copy of the securities acquisition loan between the Presence Bank Employee Stock Ownership Plan Trust and Bankshares, including the loan amortization schedule, and (viii) all substantive correspondence relating to any liability of or non-compliance relating to any Bankshares Benefit Plan addressed to or received from the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation (“PBGC”) or any other Governmental Entity within the past five (5) years.

(b) Bankshares Disclosure Schedule 3.12(b) identifies each Bankshares Benefit Plan that may be subject to Section 409A of the Code (“Bankshares Non-qualified Deferred Compensation Plan”), the aggregate amounts deferred, if any, and per-participant aggregate deferrals, under each such Bankshares Non-qualified Deferred Compensation Plan as of the date specified therein. Each Bankshares Non-qualified Deferred Compensation Plan has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and would not reasonably be expected to result in any tax liabilities or penalties to the Bankshares or any of Bankshares Subsidiaries or any employee of Bankshares or any of Bankshares Subsidiaries for non-compliance.

(c) All Bankshares Benefit Plans have been administered and maintained in compliance, in all material respects, with their respective terms (and have been established, operated and administered in all material respects in accordance with) the applicable terms of ERISA, the Code and any other applicable laws. Each Bankshares Benefit Plan governed by ERISA that is intended to be a qualified retirement plan under Section 401(a) of the Code has either (i) received a favorable determination letter from the IRS (and Bankshares is not aware of any circumstances likely to result in revocation of any such favorable determination letter) or timely application has been made therefore, or (ii) is maintained under a prototype plan which has been approved by the IRS and is entitled to rely upon the IRS National Office opinion letter issued to the prototype plan sponsor. To the Knowledge of Bankshares or the Bankshares Subsidiaries, there exists no fact which would reasonably be expected to adversely affect the qualification of any of the Bankshares Benefit Plans intended to be qualified under Section 401(a) of the Code, or any threatened or pending claim against any of the Bankshares Benefit Plans or their fiduciaries by any participant, beneficiary or Governmental Entity.

(d) Except as set forth on Bankshares Disclosure Schedule 3.12(d), no “defined benefit plan” (as defined in Section 414(j) of the Code) has been maintained at any time by Bankshares, any Bankshares Subsidiary or any of its ERISA Affiliates for the benefit of the employees or former employees of Bankshares or any of the Bankshares Subsidiaries. Bankshares Disclosure Schedule 3.12(d) sets forth an estimate of any financial reporting expense that would be incurred by such plan upon the termination of any such defined benefit plan set forth therein assuming a termination date of December 31, 2024.

(e) Within the last six (6) years, none of Bankshares, any Bankshares Subsidiary nor any of its ERISA Affiliates maintained or had any obligation to contribute to a Bankshares Benefit Plan which is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and within the last six (6) years neither Bankshares nor any of its ERISA Affiliates has incurred any withdrawal liability within the meaning of Section 4201 of ERISA to any such “multiemployer plan.” With respect to each Bankshares Benefit Plan or any other ongoing, frozen or terminated “single employer plan” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Bankshares, any Bankshares Subsidiary, or any of its ERISA Affiliates, (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event has occurred within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived, (iii) all premiums required to be paid to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (iv) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Bankshares or any Bankshares Subsidiary, (v) the PBGC has not instituted proceedings to terminate any such plan, and (vi) no other event or condition exists that could reasonably be expected to result in the imposition of any liability on Bankshares or any of its ERISA Affiliates under such provisions or that could reasonably be expected to have an adverse effect on Norwood or Wayne.

(f) Bankshares has complied in all material respects with the notice and continuation requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”), and the regulations thereunder. All reports, statements, returns and other information required to be furnished or filed with respect to Bankshares Benefit Plans have been timely furnished, filed or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Code, and they are true, correct and complete. Records with respect to Bankshares Benefit Plans have been maintained in compliance with Section 107 of ERISA. Neither

Bankshares nor any other fiduciary (as that term is defined in Section 3(21) of ERISA) with respect to any of Bankshares Benefit Plans has any liability for any breach of any fiduciary duties under Sections 404, 405 or 409 of ERISA.

(g) Bankshares has not, with respect to any Bankshares Benefit Plan, nor, to Knowledge of Bankshares, has any administrator of any Bankshares Benefit Plan, the related trusts or any trustee thereof, engaged in any prohibited transaction which would subject Bankshares, any ERISA Affiliate of Bankshares, or any Bankshares Benefit Plan to a tax or penalty on prohibited transactions imposed by ERISA, Section 4975 of the Code, or to any other liability under ERISA. All contributions required to be made to any Bankshares Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Bankshares Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Bankshares and any Bankshares Subsidiary.

(h) Except as set forth on Bankshares Disclosure Schedule 3.12(h), neither Bankshares nor any Bankshares Subsidiary have any liability or obligation for post-termination of service or post-retirement health, medical, long-term care, life insurance or other benefits or perquisites for retired, former, current employees or directors, or beneficiaries or dependents thereof under any Bankshares Benefit Plan other than any benefits required under COBRA or similar state laws.

(i) Except as set forth on Bankshares Disclosure Schedule 3.12(i), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including severance or termination pay) becoming due to any director, employee or other service provider of Bankshares or any Bankshares Subsidiary from or under any Bankshares Benefit Plan, (B) increase any benefits otherwise payable under any Bankshares Benefit Plan (C) result in any acceleration of the time of payment or vesting of any such benefit, or trigger any payment or funding obligation through a grantor trust or otherwise of such compensation or benefits, or (D) result in any breach or violation of, or a default under, any Bankshares Benefit Plan. Except as set forth (with detailed calculations) on Bankshares Disclosure Schedule 3.12(i), no payment which is or may be made by, from or with respect to any Bankshares Benefit Plan, either alone or in conjunction with any other payment will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code on which an excise tax under Section 4999 of the Code is payable or will or could reasonably be expected to, either individually or collectively, provide for any payment by Bankshares or any of its ERISA Affiliates that would not be deductible under Code Section 162(m). No Bankshares Benefit Plan provides for the indemnification, gross-up or reimbursement of any taxes which may be incurred by a participant under any such plan with respect to Sections 409A or 4999 of the Code, or otherwise as a result of the transactions contemplated hereby.

(j) Except as set forth on Bankshares Disclosure Schedule 3.12(j), the actuarial present values of all benefits obligations with respect to the Bankshares Non-qualified Deferred Compensation Plans (including entitlements under any executive compensation, director plans or supplemental retirement plan) of employees, former employees, directors and former directors and their respective beneficiaries of Bankshares (including any predecessor entities), other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Code or Section 302 of ERISA, have been fully reflected on the Financial Statements of Bankshares to the extent required by and in accordance with GAAP. Additionally, Bankshares Disclosure Schedule 3.12(j) sets forth the actuarial present values of all projected benefits obligations with respect to the Bankshares Non-qualified Deferred Compensation Plans (including entitlements under any executive compensation, director plans or supplemental retirement plan) of employees, and former employees, directors and former directors and their respective beneficiaries of Bankshares or Bankshares Subsidiaries (including any predecessor entities), including any such obligations that will become vested or will accelerate as a result of the Merger or the termination of service of such individuals upon the Effective Time of the Merger assuming that such Effective Time of the Merger is as of the date stated.

(k) There is not, and has not been, any trust or fund maintained by or contributed to by Bankshares or Bankshares Subsidiaries or its employees to fund an employee benefit plan which would constitute a Voluntary Employees’ Beneficiary Association or a “welfare benefit fund” within the meaning of Section 419(a) of the Code.

(l) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations or other actions that have been asserted or instituted and no set of circumstances exists that may reasonably be likely to give rise to any such claim or lawsuit, against the Bankshares Benefit Plans, any fiduciaries thereof with respect to their duties to the Bankshares Benefit Plans or the assets of any of the trusts under any of the Bankshares Benefit Plans, that could reasonably be expected to result in any liability of Bankshares or any Bankshares Subsidiaries to the PBGC, the IRS, the Department of Labor, any multiemployer plan within the meaning of Section 414(f) of the Internal Revenue Code), a multiple employer plan within the meaning of Section 413(c) of the Internal Revenue Code), any participant in a Bankshares Benefit Plan, or any other party.

(m) None of Bankshares, any Bankshares Subsidiary, any Bankshares Benefit Plan or any employee, administrator or agent thereof, is or has been in material violation of any applicable transaction code set rules under HIPAA §§ 1172-1174 or the HIPAA privacy rules under 45 CFR Part 160 and subparts A and E of Part 164. No penalties have been imposed on Bankshares, any Employee Benefit Plan, or any employee, administrator or agent thereof, under HIPAA § 1176 or § 1177. For purposes of this Agreement, “HIPAA” means the provisions of the Code and ERISA as enacted by the Health Insurance Portability and Accountability Act of 1996.

(n) Bankshares and the Bankshares Subsidiaries have obtained the written consent of each director and employee on whose behalf bank owned life insurance (“BOLI”) has been purchased. Bankshares and the Bankshares Subsidiaries have taken all actions necessary to comply with applicable law in connection with all purchases of BOLI. Bankshares Disclosure Schedule 3.12(n) sets forth all BOLI owned by Bankshares or any Bankshares Subsidiary, a breakdown of the cash surrender values on each policy, the beneficiaries of such policy and a list of the lives insured thereunder.

(o) To the knowledge of Bankshares, no current or former employee or independent contractor of Bankshares or any of the Bankshares Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation, including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation, or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation, to: (i) Bankshares or any of the Bankshares Subsidiaries or (ii) any former employer or engager of any such individual relating to (A) the right of any such individual to work for Bankshares or any of the Bankshares Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.

(p) All contributions, payments, premiums and other obligations required to be made under the terms of any Bankshares Benefit Plan or an agreement with any current or former employees of Bankshares, Presence Bank, or any Bankshares Subsidiaries (collectively “Bankshares Employees”) have been timely made or have been accurately reflected on the Financial Statements of Bankshares. All such contributions and premiums have been fully deducted for income tax purposes, and no such deduction has been challenged or disallowed by any Governmental Entity, and no event has occurred and no condition or circumstance has existed that could give rise to any such challenge or disallowance.

(q) Bankshares, Presence Bank and other Bankshares Subsidiaries and each Bankshares Benefit Plan are in compliance, in all material respects, with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, and the guidance and regulations issued under each of the foregoing.

(r) Other than as set forth in Bankshares Disclosure Schedule 3.12(r), the execution of this Agreement, Bankshares shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement (either alone or together with any other event) will not (i) entitle any Bankshares Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Bankshares Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Bankshares Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of Bankshares or Presence Bank, or after the consummation of the transactions contemplated hereby, Norwood, the Surviving Corporation or the surviving bank in the Bank Merger, to merge, amend, or terminate any of the Bankshares Benefit Plans, or (vi) result in payments that would not be deductible under Section 162(m) of the Code.

Section 3.13 Title and Related Matters.

(a) Except as disclosed in Schedule 3.13(a), Bankshares and the Bankshares Subsidiaries have good and marketable title to all material consolidated real and personal properties and assets reflected in the Financial Statements of Bankshares as of December 31, 2024 or acquired subsequent to the date thereof, (other than property and assets disposed of in the ordinary course of business), free and clear of all liens or encumbrances of any kind whatsoever; provided, however, that the representations and warranties contained in this sentence do not cover Liens that: (i) are reflected in the Financial Statements of Bankshares or in Schedule 3.13(a); (ii) represent liens for current taxes not yet due or which, if due, may be paid without penalty, or which are being contested in good faith by appropriate proceedings; and (iii) represent such imperfections of title, liens, encumbrances, zoning requirements and easements, if any, as are not substantial in character, amount or extent and do not detract from the value, or interfere with the present use, of the properties and assets subject thereto. The material structures and other improvements to real estate, furniture, fixtures and equipment reflected in the Financial Statements of Bankshares as of December 31, 2024, or acquired subsequent to the date thereof: (A) are in good operating condition and repair (ordinary wear and tear excepted), and (B) comply in all material respects with all applicable laws, ordinances and regulations, including without limitation all building codes, zoning ordinances and other similar laws. Bankshares and the Bankshares Subsidiaries own or have the right to use all real and personal properties and assets that are material to the conduct of their respective businesses as presently conducted.

(b) All agreements pursuant to which Bankshares or any of the Bankshares Subsidiaries leases, subleases or licenses material real or material personal properties from others are valid, binding and enforceable in accordance with their respective terms, and there is not, under any of such leases or licenses, any existing default or event of default, or any event which with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or nonperformance by Bankshares or the Bankshares Subsidiaries or, to their knowledge, any other party thereto, except for defaults which individually or in the aggregate would not have a Material Adverse Effect on Bankshares. Bankshares or one of the Bankshares Subsidiaries has all right, title and interest as a lessee under the terms of each lease or sublease, free and clear of all liens, claims or encumbrances (other than the rights of the lessor) as of the Effective Time of the Merger, and, except as set forth on Bankshares Disclosure Schedule 3.13(b), Norwood shall have the right to assume each lease or sublease pursuant to this Agreement and by operation of law.

Section 3.14 Real Estate.

(a) Bankshares Disclosure Schedule 3.14(a) identifies each parcel of real estate or interest therein owned, leased or subleased by Bankshares or any of the Bankshares Subsidiaries or in which Bankshares or any of the Bankshares Subsidiaries has any ownership or leasehold interest.

(b) Bankshares Disclosure Schedule 3.14(b) lists each and every written or oral lease or sublease, giving the current name, address and telephone number of the landlord or sublandlord and the landlord’s property manager (if any), under which Bankshares or any of the Bankshares Subsidiaries is the lessee of any real property and which relates in any manner to the operation of the businesses of Bankshares or any of the Bankshares Subsidiaries.

(c) None of Bankshares or any of the Bankshares Subsidiaries has violated in any material respect, or is currently in violation in any material respect of, any law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described in Bankshares Disclosure Schedules 3.14(a) and 3.14(b) including, but not limited to any law, regulation or ordinance relating to zoning, building, occupancy, environmental or comparable matter. As to each parcel of real property owned or used by Bankshares or any of the Bankshares Subsidiaries, neither Bankshares nor the respective Bankshares Subsidiary has received notice of any pending or, to the Knowledge of Bankshares or the Bankshares Subsidiary, threatened condemnation proceedings, litigation proceedings or mechanic’s or materialmen’s liens.

Section 3.15 Environmental Matters.

(a) Each of Bankshares’s and Bankshares Subsidiaries’ properties owned or used by Bankshares or the Bankshares Subsidiaries, the Participation Facilities (as defined in Section 11.1 of this Agreement), and, to the Knowledge of Bankshares and Bankshares Subsidiaries, the Loan Properties (as defined in Section 11.1 of this Agreement) are, and have been during the period of Bankshares’s or Bankshares’s Subsidiaries ownership or operation thereof, in compliance, in all material respects, with all applicable Environmental Laws, and to Bankshares’ Knowledge, there are no present circumstances that would reasonably be expected to prevent or interfere with the continuation of such compliance with all applicable Environmental Laws.

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of Bankshares or any of the Bankshares Subsidiaries, threatened before any Governmental Entity in which Bankshares, any of the Bankshares Subsidiaries or any Participation Facility has been or, with respect to threatened action, may be, named as defendant (i) for alleged noncompliance (including by any predecessor), with respect to any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material.

(c) There is no litigation pending or, to the Knowledge of Bankshares or any of the Bankshares Subsidiaries, threatened before any Governmental Entity in respect of such Loan Property in which Bankshares or any of the Bankshares Subsidiaries has been named or, with respect to any threatened actions, is reasonably expected to be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material.

(d) To the Knowledge of Bankshares or any of the Bankshares Subsidiaries, there is no reasonable basis for any action of a type described in Section 3.15(b) and Section 3.15(c) of this Agreement.

(e) During the period of (i) ownership or operation by Bankshares or any of the Bankshares Subsidiaries of any of its current properties, or (ii) participation by Bankshares or any of the Bankshares Subsidiaries in the management of any Participation Facility, and to the Knowledge of Bankshares and any of the Bankshares Subsidiaries, during the period of holding by Bankshares or any of the Bankshares Subsidiaries of a security interest in any Loan Property, there have been no releases of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(f) To the Knowledge of Bankshares or any of the Bankshares Subsidiaries, prior to the period of (i) ownership or operation by Bankshares or any of the Bankshares Subsidiaries of any of its current properties, (ii) participation by Bankshares or any of the Bankshares Subsidiaries in the management of any Participation Facility, or (iii) holding by Bankshares or any of the Bankshares Subsidiaries of a security interest in any Loan

Property, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan Property except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(g) To the Knowledge of Bankshares or any Bankshares Subsidiaries, (i) there are no underground storage tanks on, in or under any properties owned or operated by Bankshares or any of the Bankshares Subsidiaries or any Participation Facility and (ii) no underground storage tanks have been abandoned, closed or removed from any properties owned or operated by Bankshares or any of the Bankshares Subsidiaries or any Participation Facility except in compliance with applicable Environmental Law.

(h) Except as disclosed on Bankshares Disclosure Schedule 3.15(h), neither Bankshares nor any Bankshares Subsidiary has conducted or received from other parties any environmental studies during the past ten years (other than disclosed Phase I or Phase II environmental site assessments which did not indicate the presence of Hazardous Materials in the environment under such conditions or in such quantities or concentrations as to require (i) reporting to a Governmental Entity; or (ii) a responsive action, in each case under applicable Environmental Laws) with respect to any property owned, leased or operated by Bankshares or any Bankshares Subsidiary, any Participation Facility or any Loan Property.

Section 3.16 Commitments and Contracts.

(a) Except as set forth in Schedule 3.16(a), as of the date hereof, neither Bankshares nor any of the Bankshares Subsidiaries is a party to or bound by any Material Contract, other than any Bankshares Benefit Plan. Neither Bankshares nor any of the Bankshares Subsidiaries knows of, or has received written, or, to Bankshares’s Knowledge, oral notice of, any violation of a Material Contract by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to Bankshares and the Bankshares Subsidiaries.

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Bankshares: (i) each Material Contract is valid and binding on Bankshares or one of the Bankshares Subsidiaries, as applicable, and in full force and effect, (ii) Bankshares and each of the Bankshares Subsidiaries has performed all material obligations required to be performed by it prior to the date hereof under each Material Contract, (iii) to Bankshares’s Knowledge, each third-party counterparty to each Material Contract has performed all obligations required to be performed by it to date under such Material Contract and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Bankshares or any of the Bankshares Subsidiaries under any such Material Contract.

(c) Except as set forth on Bankshares Disclosure Schedule 3.16(c), (i) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in termination of any of the Material Contracts or modify or accelerate any of the terms of such Material Contracts; and (ii) no consents are required to be obtained and no notices are required to be given in order for the Material Contracts to remain effective, without any modification or acceleration of any of the terms thereof, following the consummation of the transactions contemplated by this Agreement.

Section 3.17 Regulatory Matters; Reports.

(a) Bankshares and each of the Bankshares Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since the December 31, 2024, with any Regulatory Authorities, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, all such reports, registrations and statements filed with a Regulatory Authority complied as to form, in all material respects, with the published rules and regulations of such Regulatory Authority. Except for examinations of Bankshares and the Bankshares Subsidiaries conducted by a Regulatory Authority in the ordinary course of business, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Bankshares, investigation or inquiry into the business or operations of Bankshares or any of the Bankshares Subsidiaries since December 31, 2024. Except as set forth in Disclosure Schedule 3.17(a), there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of Bankshares or any of the Bankshares Subsidiaries.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Bankshares or any of the Bankshares Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be (the “Bankshares SEC Reports”), since December 31, 2024, is publicly available. No such Bankshares SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Bankshares SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Bankshares has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (“Sarbanes”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Bankshares SEC Reports.

(c) Except as set forth in Bankshares Disclosure Schedule 3.17(c), neither Bankshares nor any of the Bankshares Subsidiaries has taken or agreed to take any action or has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consents of any Regulatory Authorities referred to in this Agreement including, without limitation, matters relating to the Bank Secrecy Act and Community Reinvestment Act and protests thereunder. Presence Bank has not received any notice of any planned or threatened objection by any community group to the Merger or the Bank Merger.

Section 3.18 Registration/Repurchase Obligations. Bankshares is not under any obligation, contingent or otherwise, which will survive the Merger to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws or to redeem, repurchase or otherwise acquire any shares of Bankshares Common Stock.

Section 3.19 Antitakeover Provisions. Bankshares and Presence Bank have taken all action required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any moratorium, control share, fair price, affiliate transaction, business combination, or other anti-takeover law or regulation of any state, including, without limitation, applicable Maryland law. Bankshares has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of Bankshares’s Articles of Incorporation and Bylaws concerning business combinations, fair price, voting requirements, constituency requirements and other related provisions. No moratorium, control share, fair price, affiliate transaction, business combination or other form of anti-takeover law or regulation or provision of Bankshares’s Articles of Incorporation or Bylaws is otherwise applicable to this Agreement and the transactions contemplated by this Agreement. In connection with the Merger and the transactions contemplated by this Agreement, holders of shares of Bankshares Common Stock are not entitled to any rights of an objecting stockholder provided under Title 3, Subtitle 2 of the MGCL, “appraisal”, dissenters”, rights to receive “fair value” for stock, or any other similar rights under the MGCL or otherwise. The vote required to approve this Agreement is the affirmative vote of the holders of a majority of the issued and outstanding shares of Bankshares Common Stock entitled to vote thereon.

Section 3.20 Insurance. Bankshares and the Bankshares Subsidiaries are presently insured as set forth on Bankshares Disclosure Schedule 3.20. All such polices are currently in full force and effect. Such policies of insurance are listed and described in Bankshares Disclosure Schedule 3.20.

Section 3.21 Labor Relations; Employment Agreements; Employment Matters.

(a) Neither Bankshares nor any of the Bankshares Subsidiaries is a party to or bound by any collective bargaining agreement. Bankshares and the Bankshares Subsidiaries enjoy good working relationships with their employees, and there are no labor disputes pending, or, to the Knowledge of Bankshares, threatened, that would have a Material Adverse Effect on Bankshares. There are no pending or, to Bankshares’s Knowledge since December 31, 2024, threatened, labor grievances or unfair labor practice claims or charges against Bankshares or any of the Bankshares Subsidiaries, or any strikes or other labor disputes against Bankshares or any of the Bankshares Subsidiaries. Neither Bankshares nor any of the Bankshares Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Bankshares or any of the Bankshares Subsidiaries and, there are no pending or, to the Knowledge of Bankshares, threatened, organizing efforts by any union or other group seeking to represent any employees of Bankshares or any of the Bankshares Subsidiaries.

(b) Except as disclosed in Disclosure Schedule 3.21(b), as of the Effective Time of the Merger, (i) neither Bankshares nor the Bankshares Subsidiaries will have any liability for employee termination rights or payments arising out of any employment contract, change of control agreement or policy, severance agreement or policy, deferred compensation agreement, consulting agreement or similar obligation, in each case including any amendments thereto; and (ii) neither the execution of this Agreement nor the consummation of the Merger shall, by itself, entitle any employee of Bankshares or the Bankshares Subsidiaries to any “change of control” payments or benefits. Except as set forth in Disclosure Schedule 3.21(b), no payment that is owed or may become due to any director, officer, employee, or agent of Bankshares or any Bankshares Subsidiary as a result of the consummation of the Merger will be non-deductible to Bankshares or any Bankshares Subsidiary or subject to tax under the Code, §280G or §4999; nor, except as set forth in Disclosure Schedule 3.21(b), will Bankshares or any Bankshares Subsidiary be required to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person as a result of the consummation of the Merger.

(c) Each of Bankshares and the Bankshares Subsidiaries has, since June 30, 2020, been in compliance, in all material respects, with all applicable laws with respect to employment and employee relations, including those in respect of discrimination, harassment or retaliation in employment, pay equity, terms and conditions of employment, pay rates, termination of employment, wages, hours, overtime pay, vacation, disability, leave, occupational safety and health, COVID-19, employee whistle-blowing, immigration, data protection, employee privacy, employment practices and classification of employees, consultants and independent contractors. Bankshares and the Bankshares Subsidiaries have not engaged in any unfair labor practice, as defined in the National Labor Relations Act or other applicable labor laws or been in breach of any other applicable law. There are no claims, charges, complaints, grievances, disciplinary matters or controversies pending or, to Bankshares’s Knowledge, threatened, between Bankshares, any of the Bankshares Subsidiaries and any of its current or former employees, including any such charges, complaints, grievances, disciplinary matters or controversies that have resulted or could reasonably be expected to result in a legal proceeding. Since June 30, 2020, neither Bankshares nor any Bankshares Subsidiary has received notice from any Governmental Entity responsible for the enforcement of labor or employment laws indicating that it has asserted, or intends to assert, claims or to conduct an investigation with respect to any current or former employees, no such investigation is in progress, and, to Bankshares’s Knowledge, no Governmental Entity intends to or has threatened to conduct such investigation. Since June 30, 2020, neither Bankshares nor any Bankshares Subsidiary has received any notice from, or been subject to any proceeding involving, any Governmental Entity involving a claim that individuals who provided services to Bankshares or a Bankshares Subsidiary as independent contractors should have been classified as “employees” of Bankshares or a Bankshares Subsidiary, or that personnel were incorrectly classified by Bankshares or a Bankshares Subsidiary as exempt or non-exempt, as the case may be, under the Fair Labor Standards Act and any other applicable law.

(d) Except as set forth on Disclosure Schedule 3.21(d), since June 30, 2020, neither Bankshares nor any Bankshares Subsidiary has been a party to any settlement agreement with any current or former director, manager, officer, employee, applicant or other individual service provider resolving allegations of sexual harassment or discrimination. Except as set forth on Disclosure Schedule 3.21(d), since June 30, 2020, there have not been any allegations of sexual harassment or discrimination by or against any current or former director, manager, officer, employee or other individual service provider of Bankshares or a Bankshares Subsidiary, and none are currently pending.

Section 3.22 Compliance with Laws.

(a) Bankshares and each of the Bankshares Subsidiaries hold, and have at all times since December 31, 2024, held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith) and, to the Knowledge of Bankshares, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Bankshares and each of the Bankshares Subsidiaries have complied in all material respects with and, except as set forth on Disclosure Schedule 3.22(a), are not in material default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to Bankshares or any of the Bankshares Subsidiaries, including (to the extent applicable to Bankshares or the Bankshares Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act of 1977, the Interagency Policy Statement on Retail Sales of Non-deposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, Sarbanes, and all applicable agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(b) Without limiting Section 3.22(a), neither Bankshares nor any of the Bankshares Subsidiaries nor, to the Knowledge of Bankshares, any director, officer, employee, agent or other person acting on behalf of Bankshares or any of the Bankshares Subsidiaries has, directly or indirectly, (i) used any funds of Bankshares or any of the Bankshares Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Bankshares or any of the Bankshares Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, to the extent applicable to Bankshares or any Bankshares Subsidiary, (iv) established or maintained any unlawful fund of monies or other assets of Bankshares or any of the Bankshares Subsidiaries, (v) made any fraudulent entry on the books or records of Bankshares or any of the Bankshares Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Bankshares or any of the Bankshares Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Bankshares or any of the Bankshares Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(c) Each of Bankshares and the Bankshares Subsidiaries has complied in all material respects with, and is not in default or violation under, 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board, the OCC or the SEC in connection therewith.

Section 3.23 Transactions with Management. Except as set forth in Schedule 3.23, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Bankshares or any of the Bankshares Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Bankshares or any of the Bankshares Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Bankshares Common Stock (or any of such person’s immediate family members or Affiliates) (other than Bankshares Subsidiaries) on the other hand, of the type required to be reported in any Bankshares SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (a “Related Party Transaction”).

Section 3.24 Derivative Contracts. None of Bankshares or any of the Bankshares Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in Financial Statements of Bankshares which is a financial derivative contract (including various combinations thereof) (“Derivative Contracts”), except for those Derivative Contracts set forth in Bankshares Disclosure Schedule 3.24. All expenses related to such Derivative Contracts will have been properly accrued for prior to Closing and the estimated costs of terminating such Derivative Contracts is disclosed in Bankshares Disclosure Schedule 3.24. All Derivative Contracts whether entered into for its own account, or for the account of one or more of the Bankshares Subsidiaries or their respective customers, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of it or one of the Bankshares Subsidiaries, as the case may be, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect. Neither Bankshares, the Bankshares Subsidiaries, nor any other party thereto, is in breach of any of its obligations under any Derivative Contract. The financial position of Bankshares and the Bankshares Subsidiaries on a consolidated basis under or with respect to each such Derivative Contracts has been reflected in the books and records of Bankshares and such Bankshares Subsidiary in accordance with GAAP consistently applied.

Section 3.25 Deposits. The deposits of Presence Bank are insured up to applicable limits by the FDIC. Except as set forth in Bankshares Disclosure Schedule 3.25, none of the deposits of Presence Bank have been obtained through a “Deposit Broker” as such term is defined in Section 29(g)(1) of the FDIC Act or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any Affiliate of Bankshares or any Bankshares Subsidiary.

Section 3.26 Controls and Procedures.

(a) Bankshares has in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act to allow Bankshares’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Bankshares required under the Exchange Act.

(b) Bankshares has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP as consistently applied by Bankshares, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP as consistently applied by Bankshares and to maintain asset accountability, (ii) access to assets is permitted only in accordance with management’s general or specific authorizations, and (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

Section 3.27 Data Security.

(a) Bankshares and each of the Bankshares Subsidiaries (i) has collected Personal Information in compliance, in all material respects, with all applicable Privacy Laws; (ii) has the requisite consent or other authority under all applicable laws regarding the collection, use, storage, disclosure, or other processing of Personal Information to use, disclose, store, and otherwise process Personal Information, which consent or other authority is sufficient for the business as currently conducted; and (iii) has taken commercially reasonable steps to secure the business data related to Bankshares’s and the Bankshares Subsidiaries’ business from unauthorized access or unauthorized use by any Person. No communication from any Governmental Entity with respect to or alleging non-compliance with any law regarding the collection, use, storage, disclosure or other processing of Personal Information has been received by Bankshares or any of the Bankshares Subsidiaries. A copy of all internally or externally prepared reports or audits that describe or evaluate the information security procedures of Bankshares or the Bankshares Subsidiaries, all material policies related thereto and any failures to comply therewith have been provided to Norwood. Except as set forth on Schedule 3.27(a), to the Knowledge of Bankshares, there has been no unauthorized access gained by any Person to Personal Information held or collected by Bankshares or any Bankshares Subsidiary, their employees, or third party contractors in the course of conducting Bankshares’s and the Bankshares Subsidiaries’ business.

(b) Bankshares and each of the Bankshares Subsidiaries is subject to a written information privacy and security program that maintains commercially reasonable measures to protect the privacy, confidentiality and security of all Personal Information against any (i) loss or misuse of Personal Information, (ii) unauthorized or unlawful operations performed upon Personal Information, or (iii) other act or omission that compromises the security or confidentiality of Personal Information (clauses (i) through (iii), a “Security Breach”). Except as set forth in Schedule 3.27(b), since December 31, 2024, neither Bankshares nor any Bankshares Subsidiary has, to its Knowledge, experienced any Security Breach and there are no data security or other technological vulnerabilities with respect to Bankshares’s or the Bankshares Subsidiaries’ information technology systems or networks.

Section 3.28 Bankshares Information. None of the information relating to Bankshares and the Bankshares Subsidiaries to be provided by Bankshares or the Bankshares Subsidiaries for use in (i) the Registration Statement on Form S-4 to be filed by Norwood in connection with the issuance of shares of Norwood Common Stock pursuant to the Merger, as amended or supplemented (or on any successor or other appropriate form) (“Form S-4”), will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the proxy statement/prospectus contained in the Form S-4, as amended or supplemented, and to be delivered to stockholders of Bankshares in connection with the solicitation of their approval of this Agreement and the transactions contemplated hereby and thereby (“Proxy Statement/Prospectus”), as of the date such Proxy Statement/Prospectus is mailed to stockholders of Bankshares and up to and including the date of the meeting of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

Section 3.29 Deposit Insurance. The deposit accounts of Presence Bank are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the “FDIC Act”). Presence Bank has paid all regular premiums, required prepayments of premiums and special assessments and filed all reports required under the FDIC Act.

Section 3.30 Intellectual Property. Bankshares Disclosure Schedule 3.30 sets forth all (i) trademarks, tradenames, service marks or other trade rights, whether or not registered, and all pending applications for any such registrations, (ii) copyrights, copyrightable materials or pending applications therefore, (iii) trade secrets, (iv) inventions, discoveries, designs and drawings, (v) computer software (excluding any so-called “shrink-wrap” or “click-through” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers), and (vi) patents and patent applications owned or licensed by Bankshares and any of the Bankshares Subsidiaries (collectively, the “Intellectual Property Rights”). Neither Bankshares nor any of the Bankshares Subsidiaries has granted to any Person any license, option or other rights to use in any manner any of its owned Intellectual Property Rights, whether requiring the payment of royalties or not. The Intellectual Property Rights will not cease to be the rights of Bankshares, or its successor, or be impaired by reason of performance of this Agreement or the consummation of the transactions contemplated hereby. No other Person (i) has notified Bankshares or any of the Bankshares Subsidiaries that such Person claims any ownership or right of use of the Intellectual Property Rights or, (ii) is infringing upon any owned Intellectual Property Rights of Bankshares or any of the Bankshares Subsidiaries. The use of the owned Intellectual Property Rights does not conflict with, infringe upon or otherwise violate the valid rights of any Person. No written notice has been received and not fully resolved and no action has been instituted or, to the Knowledge of Bankshares and the Bankshares Subsidiaries, threatened against Bankshares or any of the Bankshares Subsidiaries alleging that the use of the Intellectual Property Rights infringes upon or otherwise violates the rights of any Person.

Section 3.31 Fairness Opinion. Prior to the execution of this Agreement, Bankshares has received an opinion from Stephens Inc., to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of Bankshares from a financial point of view (the “Fairness Opinion”). Such Fairness Opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.32 Fiduciary Activities. Presence Bank has properly administered all accounts for which it acts or has acted as a fiduciary in all material respects, including but not limited to accounts for which it serves or has served as agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Presence Bank nor any of its respective directors, officers or employees committed any breach of trust with respect to any such fiduciary account and the records of each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.33 Indemnification. Except as set forth in Bankshares Disclosure Schedule 3.33 or the Articles of Incorporation and Bylaws of Bankshares, Bankshares is not a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Bankshares (a “Covered Person”), and, except as set forth in Bankshares Disclosure Schedule 3.33, there are no claims for which any Covered Person would be entitled to indemnification under the Articles of Incorporation and Bylaws of Bankshares, or under the governing documents of any of the Bankshares Subsidiaries, applicable law, regulation or any indemnification agreement.

Section 3.34 Investment Securities.

(a) No investment security or mortgage-backed security held by Bankshares or any of the Bankshares Subsidiaries, were it held as a loan, would, in Bankshare’s reasonable opinion, be classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned,” “special mention,” “credit risk assets,” or any comparable classifications.

(b) Each of Bankshares and the Bankshares Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any liens, except as set forth in the Bankshares Financial Statements or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Bankshares or the Bankshares Subsidiaries. Such securities and commodities are valued on the books of Bankshares in accordance with GAAP in all material respects.

Section 3.35 Reorganization Treatment. Neither Bankshares nor any of the Bankshares Subsidiaries has any reason to believe that any conditions exist that would reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.36 Untrue Statements and Omissions. No representation or warranty contained in Article 3 of this Agreement or in the Bankshares Disclosure Schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.37 State Takeover Laws. No “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder,” “affiliate transactions” or similar provision of any state anti-takeover law (any such laws, “Takeover Statutes”) is applicable to Bankshares or the Bankshares Subsidiaries as a result of this Agreement or any of the other transactions contemplated by this Agreement under the applicable corporate laws of the jurisdiction of their formation or any other law applicable to them.

Section 3.38 Subordinated Indebtedness. Bankshares has performed, or has caused its applicable Bankshares Subsidiary to perform, all of the obligations required to be performed by it and the Bankshares Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto, except as set forth on Section 3.38 of the Bankshares Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

Section 3.39 No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a) No Bankshares Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b) No Bankshares Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Bankshares Subsidiary is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.

Section 3.40 Financial Institutions Bonds. Since January 1, 2020, Bankshares and Presence Bank have continuously maintained in full force and effect one or more financial institutions bonds, as listed in Schedule 3.40, insuring Bankshares, Presence Bank and any other Bankshares Subsidiary against acts of dishonesty by each of their employees. No claim has been made under any such bond, and Bankshares, Presence Bank and any other Bankshares Subsidiary have no Knowledge of any fact or condition presently existing which could reasonably be expected to form the basis of a claim under any such bond. Bankshares, Presence Bank and any other Bankshares Subsidiaries has received no notice that their present financial institutions bond or bonds will not be renewed by its carrier on substantially the same terms as those now in effect.

Section 3.41 Books and Records; Liquidation Account. The respective minute books of Bankshares and Presence Bank have been made available to Norwood and contain complete and accurate records of all meetings and other corporate actions of their respective stockholders and Boards of Directors (including all committees) authorized at such meetings held or taken since December 31, 2024, through the date of this Agreement. Each of Bankshares and Presence Bank has established and has maintained a liquidation account in material compliance with 12 C.F.R. §192.450 and each of Bankshares and Presence Bank has made available to Norwood all applicable records related to the establishment and maintenance of such liquidation accounts.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES OF NORWOOD

Except (i) as disclosed in a disclosure schedule delivered by Norwood to Bankshares concurrently herewith (the “Norwood Disclosure Schedule”), it being understood that (i) no item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Norwood Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Norwood that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect on Norwood, and (iii) any disclosures made with respect to a section of this Article 4 shall be deemed to qualify (A) any other section of this Article 4 specifically referenced or cross-referenced, and (B) other sections of this Article 4 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections and (ii) for Confidential Supervisory Information, Norwood and Wayne hereby represent and warrant to Bankshares and Presence Bank as follows as of the date hereof and as of all times up to and including the Effective Time of the Merger:

Section 4.1 Organization and Related Matters of Norwood.

(a) Norwood is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Norwood has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted and Norwood is licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by Norwood, or the character or location of the properties and assets owned or leased by Norwood makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Norwood. Norwood is duly registered as a bank holding company under the BHCA. True and correct copies of the Articles of Incorporation and the Bylaws of Norwood, each as amended to the date hereof, have been delivered to Bankshares. The Articles of Incorporation and the Bylaws of Norwood are in full force and effect.

(b) Wayne is a commercial bank, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Wayne has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted. True and correct copies of the Articles of Incorporation and the Bylaws of Wayne Bank, each as amended to the date hereof, have been delivered to Bankshares. The Articles of Incorporation and the Bylaws of Wayne Bank are in full force and effect.

(c) Each direct and indirect subsidiary of Norwood (only for purposes of this Section 4.1(c) other than Wayne, but otherwise including Wayne, each a “Norwood Subsidiary” and collectively, the “Norwood Subsidiaries”) is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Norwood Subsidiary has the corporate or requisite power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in all such places where the nature of the business being conducted by each subsidiary or the character or location of the properties and assets owned or leased by each subsidiary make such qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Norwood.

(d) Norwood has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on Norwood.

(e) The respective minute books of Norwood and Wayne contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by its shareholders and Boards of Directors (including all committees thereof).

Section 4.2 Capitalization.

(a) The authorized capital stock of Norwood consists of 20,000,000 shares of Norwood Common Stock, par value $0.10 per share, of which, as of the date hereof, 9,490,505 are issued and outstanding and

229,983 shares are held in the treasury of Norwood and 5,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding. All of the issued and outstanding shares of Norwood Common Stock have been duly authorized and validly issued and all such shares are fully paid and non-assessable, and subject to no preemptive rights and were not issued in violation of any preemptive rights. Except as set forth in Norwood Disclosure Schedule 4.2(a), there are no outstanding options, warrants, commitments or other rights or instruments to purchase or acquire any shares of capital stock of Norwood at the date hereof.

(b) Norwood owns, directly, or indirectly, all of the capital stock of Wayne and the other Norwood Subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. All the equity securities of each Norwood Subsidiary held by Norwood or a Norwood Subsidiary have been duly authorized and are validly issued and outstanding, fully paid and nonassessable. There are no subscriptions, options, commitments, calls or other agreements outstanding with respect to the capital stock of Wayne or any other Norwood Subsidiary. Except for the Norwood Subsidiaries, Norwood does not possess, directly or indirectly, any material equity interest in any entity, except for equity interests in Wayne’s investment portfolio.

(c) The shares of Norwood Common Stock to be issued in exchange for shares of Bankshares Common Stock upon consummation of the Merger in accordance with this Agreement, have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and subject to no preemptive rights.

Section 4.3 Financial Statements.

(a) Norwood has previously delivered to Bankshares copies of the audited consolidated financial statements of Norwood as of and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 and the unaudited consolidated financial statements for the three months ended March 31, 2025 (such financial statements, collectively as the “Financial Statements of Norwood” or “Norwood Financial Statements”).

(b) The Financial Statements of Norwood, including the related notes, where applicable (i) have been prepared from, and are in accordance with, the books and records of Norwood and the Norwood Subsidiaries, (ii) fairly present in all material respects the consolidated statements of operations, cash flows, changes in stockholders’ equity and consolidated financial condition of Norwood and the Norwood Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied in all material respects with applicable accounting requirements, as of their respective dates of filing, issuance and use, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Norwood and the Norwood Subsidiaries have been, since December 31, 2024, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No auditor of Norwood has resigned (or informed Norwood that it intends to resign) or been dismissed as independent public accounting firm of Norwood as a result of or in connection with any disagreements with Norwood on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure in the past three completed fiscal years.

(c) The records, systems, controls, data and information of Norwood and the Norwood Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Norwood or the Norwood Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Norwood. 1Management of Norwood has disclosed, based on its most recent evaluation prior to the date hereof, to Norwood’s auditors and the audit committee of Norwood’s

[1]	This is duplicative of 4.14(b) which we believe is the more correct language..

Board of Directors (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Norwood’s ability to record, process, summarize and report financial data and have identified for Norwood’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Norwood’s internal controls.

(d) Since the December 31, 2024, (i) neither Norwood nor any of the Norwood Subsidiaries, nor, to the Knowledge of Norwood, any director, officer, auditor, accountant or representative of Norwood or any of the Norwood Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or, to the Knowledge of Norwood, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Norwood or any of the Norwood Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or written claim that Norwood or any of the Norwood Subsidiaries has engaged in accounting or auditing practices inconsistent with GAAP, and (ii) no attorney representing Norwood or any of the Norwood Subsidiaries, whether or not employed by Norwood or any of the Norwood Subsidiaries, has reported to any Governmental Entity evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Norwood or any Norwood Subsidiary or any of their officers, directors or employees.

Section 4.4 Authority; No Violation.

(a) Norwood and Wayne have full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby and in any related agreements, have been duly authorized by the Boards of Directors of Norwood and Wayne, and no other corporate or other proceedings on the part of Norwood and Wayne are or will be necessary to authorize this Agreement. This Agreement (assuming due authorization, execution and delivery by Bankshares and Presence Bank) constitutes the valid and binding obligation of Norwood and Wayne enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting the enforcement of creditors rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) Neither the execution, delivery or performance of this Agreement by Norwood or Wayne nor the consummation by Norwood or Wayne of the transactions contemplated hereby including the Bank Merger, nor compliance by Norwood or Wayne with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Norwood or the Articles of Incorporation or Bylaws of Wayne or, (ii) assuming that the Consents of the Regulatory Authorities and other approvals referred to in this Agreement (including, without limitation the declaration of effectiveness of the Form S-4 and compliance with all NASDAQ notification requirements) are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Norwood or any Norwood Subsidiary or their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Norwood or Wayne or any of their subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Norwood or any Norwood Subsidiary is a party, or by which it or any of its subsidiaries or any of their properties or assets may be bound or affected, or (iv) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Norwood or any Norwood Subsidiary or any of their material properties or assets, except for (X) such conflicts, breaches or defaults as are set forth in Norwood Disclosure Schedule 4.4 and (Y) with respect to clause (ii) and (iii) above, such as individually or in the aggregate will not have a Material Adverse Effect on Norwood.

Section 4.5 Consents and Approvals. Except for (i) the approval of the shareholders of Bankshares and Presence Bank; (ii) the Consents of the Regulatory Authorities; (iii) the filing of any required applications, filings or notices, as applicable, with FINRA and the approval of such applications, filings and notices, (iii) the filing with the SEC of the Proxy Statement/Prospectus and of the Form S-4 Registration Statement and declaration of effectiveness of the Form S-4 Registration Statement, (iv) the filing of Articles of Merger with the Pennsylvania Corporation Bureau and the Maryland Department of Assessment and Taxation, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Norwood Common Stock pursuant to this Agreement, and (vi) as set forth in Norwood Disclosure Schedule 4.5, no Consents of any person are necessary in connection with the execution and delivery by Norwood and Wayne of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby. As of the date hereof, Norwood and Wayne Bank have no Knowledge of any reason why the necessary Consents of the Regulatory Authorities will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

Section 4.6 Norwood Information. None of the information relating to Norwood or any Norwood Subsidiary to be provided by Norwood or any Norwood Subsidiary for use in (i) the Form S-4 will, at the time the Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus as of the date such Proxy Statement/Prospectus is mailed to stockholders of Bankshares and up to and including the date of the meeting of stockholders to which such Proxy Statement/Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.

Section 4.7 Regulatory Matters. Neither Norwood nor any Norwood Subsidiary has agreed to take any action, has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consent from any Regulatory Authority referred to in this Agreement including, without limitation, matters relating to the Bank Secrecy Act and the Community Reinvestment Act and protests thereunder.

Section 4.8 Deposit Insurance. The deposit accounts of Wayne are insured by the FDIC in accordance with the provisions of the FDIC Act. Wayne has paid all regular premiums, required prepayments and special assessments and filed all reports required under the FDIC Act.

Section 4.9 Legal Proceedings; Etc.

(a) Neither Norwood nor any Norwood Subsidiary is a party to any, and there are no pending or, to the Knowledge of Norwood or any Norwood Subsidiary, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against Norwood or any Norwood Subsidiary challenging the validity of the transactions contemplated by this Agreement and there is no proceeding, claim, action or governmental investigation pending or, to the Knowledge of Norwood or any Norwood Subsidiary, threatened against Norwood or any Norwood Subsidiary; no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator is outstanding against Norwood or any Norwood Subsidiary which has had, or is reasonably likely to have, a Material Adverse Effect on Norwood; there is no default (or an event which, with notice or lapse of time, or both, would constitute a default) by Norwood or any Norwood Subsidiary under any material contract or agreement to which any of them is a party; and, neither Norwood nor any Norwood Subsidiary is a party to any agreement, order or memorandum in writing by or with any Regulatory Authority restricting the operations of Norwood or any Norwood Subsidiary, and neither Norwood nor any Norwood Subsidiary has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such order or memorandum in the future.

(b) There are no actions, suits, claims, proceedings or investigations of any kind pending or, to the Knowledge of Norwood, threatened against any of the directors or officers of Norwood or any Norwood

Subsidiary in their capacities as such, and no director or officer of Norwood or any Norwood Subsidiary currently is being indemnified or seeking to be indemnified by Norwood or any Norwood Subsidiary pursuant to applicable law or their governing documents.

Section 4.10 Taxes and Tax Returns

(a) Norwood and the Norwood Subsidiaries have filed all income and other material Tax Returns that they were required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared, in all material respects, in compliance with all applicable laws and regulations. All federal, state and local information returns and tax returns required to be filed by Norwood or any of the Norwood Subsidiaries on or prior to the date hereof, unless subject to a validly filed extension of time for filing that has not yet expired and all such tax returns are true and complete in all material respects. Norwood has duly paid or made adequate provisions for the payment of all taxes and other governmental charges relating to taxes which are owed by Norwood or any of the Norwood Subsidiaries to any federal, state or local taxing authorities, whether or not reflected in such returns (including, without limitation, those owed in respect of the properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls of Norwood or any of the Norwood Subsidiaries), other than taxes and other charges which (i) are not yet delinquent or are being contested in good faith or (ii) have not been finally determined. The amounts set forth as liabilities for taxes on the Norwood Financial Statements are sufficient, in the aggregate, for the payment of all unpaid federal, state and local taxes (including any interest or penalties thereon), whether or not disputed, accrued or applicable, for the periods then ended, and have been computed in accordance with GAAP as consistently applied by Norwood during the periods involved.

(b) No foreign, federal, state or local administrative proceedings or court proceedings, and no federal, state or local audits, examinations or investigations are presently pending with regard to any Taxes or Tax returns filed by or on behalf of Norwood or any of the Norwood Subsidiaries nor has Norwood or any of the Norwood Subsidiaries received any notification that any such audit or examination of any of its Taxes or Tax returns is being contemplated. Neither Norwood nor any of the Norwood Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any federal, state or local Taxes due that is currently in effect, and deferred Taxes of Norwood have been adequately provided for in the Financial Statements of Norwood.

(c) To the Knowledge of Norwood there are no material liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Norwood or any of the Norwood Subsidiaries.

(d) Since December 31, 2024, (i) proper and accurate amounts have been withheld by Norwood and the Norwood Subsidiaries from their employees and others for all prior periods in compliance in all material respects with the Tax withholding provisions of all applicable federal, state and local laws and regulations, and proper due diligence steps have been taken in connection with back-up withholding; (ii) federal, state and local returns have been filed by Norwood and the Norwood Subsidiaries for all periods for which returns were due with respect to withholding, Social Security and unemployment taxes or charges due to any federal, state or local taxing authority; and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by Norwood in the Financial Statements of Norwood.

Section 4.11 Employee Benefit Plans.

(a) To the Knowledge of Norwood, each of the employee benefit plans (within the meaning of Section 3(3) of ERISA) established, maintained and/or contributed by Norwood and Wayne has been administered in accordance with its terms and applicable law in all material respects.

(b) Norwood has not, with respect to any Norwood Benefit Plan, nor, to Knowledge of Norwood, has any administrator of any Norwood Benefit Plan, the related trusts or any trustee thereof, engaged in any prohibited transaction which would subject Norwood, any ERISA Affiliate of Norwood, or any Norwood Benefit Plan to a tax or penalty on prohibited transactions imposed by ERISA, Section 4975 of the Code, or to any other liability under ERISA. All contributions required to be made to any Norwood Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Norwood Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Norwood and any Norwood Subsidiary.

(c) There are no pending or, to the Knowledge of Norwood, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations or other actions that have been asserted or instituted, and no set of circumstances exists that may reasonably be likely to give rise to any such claim or lawsuit, against the Norwood Benefit Plans, any fiduciaries thereof with respect to their duties to the Norwood Benefit Plans or the assets of any of the trusts under any of the Norwood Benefit Plans.

Section 4.12 Environmental Matters.

(a) Each of Norwood’s and Norwood Subsidiaries’ properties and the Participation Facilities, and, to the Knowledge of Norwood, the Loan Properties, are, and have been during the period of Norwood’s or Norwood Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of Norwood or any of the Norwood Subsidiaries, threatened before any Governmental Entity, arbitrator or other forum in which Norwood, any of the Norwood Subsidiaries has been or, with respect to threatened action, may be, named as defendant relating to (i) alleged noncompliance (including by any predecessor), with respect to any Environmental Law or (ii) relating to the release into the environment of any Hazardous Materials.

(c) Neither Norwood nor any of the Norwood Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity indicating that it may be in violation of, or liable under, any Environmental Law.

(d) To the Knowledge of Norwood, there are no underground storage tanks at any properties owned or operated by Norwood or any Norwood Subsidiaries or any Participation Facility. To the Knowledge of Norwood or any Norwood Subsidiaries, neither Norwood nor any Norwood Subsidiary has closed or removed any underground storage tanks from any properties owned or operated by Norwood or any Norwood Subsidiaries or any Participation Facility except in material compliance with applicable Environmental Law.

Section 4.13 Data Security.

(a) Norwood and each of the Norwood Subsidiaries (i) has collected Personal Information in compliance, in all material respects, with all applicable Privacy Laws; (ii) has the requisite consent or other authority under all applicable laws regarding the collection, use, storage, disclosure, or other processing of Personal Information to use, disclose, store, and otherwise process Personal Information, which consent or other authority is sufficient for the business as currently conducted; and (iii) has taken commercially reasonable steps to secure the business data related to Norwood’s and the Norwood Subsidiaries’ business from unauthorized access or unauthorized use by any Person. No communication from any Governmental Entity with respect to or alleging non-compliance with any law regarding the collection, use, storage, disclosure or other processing of Personal Information has been received by Norwood or any of the Norwood Subsidiaries. A copy of all internally or externally prepared reports or audits that describe or evaluate the information security procedures of Norwood or the Norwood Subsidiaries, all material policies related thereto and any failures to comply therewith have been provided to Bankshares. Except as set forth on Schedule 4.13(a), to the Knowledge of Norwood, there has been no unauthorized access gained by any Person to Personal Information held or collected by Norwood or any

Norwood Subsidiary, their employees, or third party contractors in the course of conducting Norwood’s and the Norwood Subsidiaries’ business.

(b) Norwood and each of the Norwood Subsidiaries is subject to a written information privacy and security program that maintains commercially reasonable measures to protect the privacy, confidentiality and security of all Personal Information against any Security Breach. Except as set forth in Schedule 4.13(b), since December 31, 2024, neither Norwood nor any Norwood Subsidiary has, to its Knowledge, experienced any Security Breach and there are no data security or other technological vulnerabilities with respect to Norwood’s or the Norwood Subsidiaries’ information technology systems or networks.

Section 4.14 Controls and Procedures.

(a) Norwood has in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act to allow Norwood’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Norwood required under the Exchange Act.

(b) Norwood has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP as consistently applied by Norwood, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP as consistently applied by Norwood and to maintain asset accountability, (ii) access to assets is permitted only in accordance with management’s general or specific authorizations, and (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

Section 4.15 Reorganization Treatment. As of the date hereof, neither Norwood nor any Norwood Subsidiary has any reason to believe that any conditions exist that would reasonably be expected to prevent or impede the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.16 Reports.

(a) Norwood and each of the Norwood Subsidiaries have timely filed (or furnished, as applicable) all Norwood SEC Reports and all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since the December 31, 2024, with (i) any Regulatory Authorities, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, all such reports, registrations and statements filed with a Regulatory Authority complied as to form, in all material respects, with the published rules and regulations of such Regulatory Authority. Except for examinations of Norwood and the Norwood Subsidiaries conducted by a Regulatory Authority in the ordinary course of business, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Norwood, investigation or inquiry into the business or operations of Norwood or any of the Norwood Subsidiaries since December 31, 2024. Except as set forth in Schedule 4.17(a), there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of Norwood or any of the Norwood Subsidiaries.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Norwood or any of the Norwood Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be (the “Norwood SEC Reports”), since

December 31, 2024, is publicly available. No such Norwood SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Norwood SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Norwood has failed in any respect to make the certifications required of him or her under Section 302 or 906 of Sarbanes. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Norwood SEC Reports.

(c) Neither Norwood nor any of the Norwood Subsidiaries has taken or agreed to take any action or has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consents of any Regulatory Authorities referred to in this Agreement including, without limitation, matters relating to the Bank Secrecy Act and Community Reinvestment Act and protests thereunder. Wayne Bank has not received any notice of any planned or threatened objection by any community group to the Merger or the Bank Merger.

Section 4.17 Compliance with Laws. Norwood and each of its Subsidiaries hold, and have at all times since December 31, 2024, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and, to the Knowledge of Norwood, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Norwood and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to Norwood or any of its Subsidiaries, including (to the extent applicable to Norwood or its Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act of 1977, the Interagency Policy Statement on Retail Sales of Non-deposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the SOX Act, and all applicable agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

Section 4.18 Broker’s Fees. Except for Janney Montgomery Scott LLC, whose engagement letter is set forth in Bankshares Disclosure Schedule 4.19, none of Norwood, any Norwood Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 4.19 Untrue Statements and Omissions. No representation or warranty contained in Article 4 of this Agreement or in the Norwood Disclosure Schedules of Norwood or Wayne contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made,

Section 4.20 Absence of Certain Changes or Events. Except as set forth in Norwood Disclosure Schedule 4.20, since December 31, 2024, there has not been (a) any declaration, payment or setting aside of any dividend or distribution (whether in cash, stock or property) in respect of shares of Norwood Common Stock or (b) any change or any event involving a prospective change in the financial condition, results of operations or business of Norwood, or a combination of any such change(s) and any such event(s), which has had, or is reasonably likely to have, a Material Adverse Effect on Norwood, and no fact or condition exists as of the date hereof which would reasonably be expected to cause any such event or change in the future.

ARTICLE 5 - COVENANTS AND AGREEMENTS

Section 5.1 Conduct of the Business of Bankshares.

(a) Except as expressly contemplated or permitted by this Agreement or to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time of the Merger, Bankshares shall, and shall cause the Bankshares Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles, (ii) use its commercially reasonable efforts to maintain and preserve intact its business organization, employees, goodwill with customers and other business relationships and retain the services of its officers and key employees, and (iii) except as required by law or regulation, take no action which would adversely affect or delay the ability of Bankshares or Norwood to obtain any Consent from any Regulatory Authority or other approvals required for the consummation of the transactions contemplated hereby or to perform its covenants and agreements under this Agreement.

(b) During the period from the date of this Agreement to the Effective Time of the Merger, except as required by law or regulation or any Governmental Entity, Bankshares or any of the Bankshares Subsidiaries shall not, without the prior written consent (which may include consent via electronic mail) of Norwood (which shall not be unreasonably withheld, conditioned or delayed):

(i) change, delete or add any provision of or to the Articles of Incorporation or Bylaws or other governing documents of any such entity or appoint any new director to the board of directors of Bankshares or Presence Bank;

(ii) change the number of shares of its authorized, issued or outstanding capital stock, including any issuance, purchase, redemption, split, combination or reclassification thereof, or issue or grant any option, warrant, call, commitment, subscription, right or agreement to purchase relating to its capital stock, or declare, set aside or pay any dividend or other distribution with respect to its outstanding capital stock;

(iii) incur any material liabilities or material obligations (other than brokered deposits and other than borrowings from the FHLB of up to $5.0 million with maturities of two years or less in the ordinary course of business), whether directly or by way of guaranty, including any obligation for borrowed money, or whether evidenced by any note, bond, debenture, or similar instrument;

(iv) make any capital expenditures individually in excess of $25,000 other than expenditures necessary to maintain existing assets in good repair;

(v) sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

(vi) except as disclosed in Bankshares Disclosure Schedule 5.1(b)(vi), increase the rate of compensation of (except for increases in compensation already granted in 2025), or pay any bonuses or severance compensation to any employee, officer, director or other person; enter into any new or amend any existing employment, severance, change in control, consulting, non-competition or independent contractor agreement with any person; alter the terms of any existing incentive bonus or commission plan; adopt any new or amend any existing employee benefit plan except as required by law; grant any increase in compensation or fringe benefits to its directors, officers or employees, provided that Bankshares and the Bankshares Subsidiaries may grant reasonable salary increases to their officers, directors and employees in the ordinary course of business of not more than 3% per individual, not to exceed $100,000 in the aggregate for the 2025 calendar year and subsequent years, and to the extent consistent with past practice, in magnitude and otherwise; amend, modify or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice; provided, however, the Company will not make any discretionary contributions to the Company’s 401(k) Plan which are not otherwise made in the ordinary course of business consistent with past practice; or make any contribution to the ESOP, forgive any indebtedness with respect to the Bankshares ESOP loan or take any action that would cause a release of any suspense shares, except as required by operation of the ESOP or in the ordinary course of business consistent with past practice, but in no event more than the minimum amount required pursuant to the Bankshares ESOP Loan amortization schedules as set forth at Bankshares Disclosure Schedule 5.1(b)(vi)-1; provided, however, Bankshares shall continue to make contributions to the ESOP so that it may pay its ESOP Loan payments, as scheduled, in the ordinary course and consistent with past practice and shall make a final pro rata contribution to the ESOP up through the ESOP termination date, which such contribution shall be applied by the ESOP to pay its ESOP Loan obligation up through the termination date. Following such ESOP Loan payment by the ESOP, a portion of the ESOP suspense shares shall be used by the ESOP to satisfy its remaining ESOP Loan obligations in accordance with Section 6.3(k) of this Agreement;

(vii) except as set forth in Schedule 5.1(b)(vii), hire any new employees on any basis other than “at will”, and except as necessary to fill existing vacancies;

(viii) enter into, amend or extend any material certificate or agreement, lease or license relating to real property, personal property, data processing or bankcard functions that involves an aggregate of $10,000 or more;

(ix) make any equity investment, either by purchase of stock or securities, contribution of capital, property transfers, or purchase any property or assets of any Person or acquire direct or indirect control of any Person other than in connection with foreclosures in the ordinary course of business;

(x) enter into, renew, extend additional credit, modify, reclassify or increase aggregate exposure of, any assets classified as special mention, substandard, doubtful, loss, nonaccrual, past due more than 60 days or troubled debt restructurings;

(xi) engage or participate in any lending activities, including modifications to any loans existing on the date hereof, or purchase any loan or loan participation, in each case other than in the ordinary course of business; provided, however, Presence Bank shall consult with Norwood’s chief credit officer or his or her designee with respect to the origination, purchase or extension of all loans with a principal amount in excess of $2.0 million or any loan participations in excess of $2.0 million and provided that if Norwood’s chief executive officer, chief financial officer or chief credit officer or designee does not respond in writing within three business days of any written request made by Bankshares for approval, such approval shall be deemed to have been given by Norwood;

(xii) sell or lease all or any substantial portion of the assets or business of Presence Bank; file any applications or make any contract with respect to branching by Presence Bank (whether de novo, purchase, sale, closure or relocation) or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property;

(xiii) form any new subsidiary;

(xiv) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business and in a manner, and pursuant to policies, consistent with past practices;

(xv) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 or Article 8 not being satisfied;

(xvi) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business;

(xvii) purchase or sell or otherwise acquire any investment securities other than those issued by the U.S. Treasury, a U.S. agency or government sponsored enterprise with a maximum remaining maturity of five years or less;

(xviii) commence any cause of action or proceeding other than in accordance with past practice or settle any action, claim, arbitration, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry or other proceeding against it for material money damages or material restrictions upon any of their operations;

(xix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing agreement or indebtedness to which it is a party, other than in the ordinary course of business, consistent with past practices;

(xx) enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(xxi) except for swaps entered into in the ordinary course of business with customers to hedge their interest rate exposure, enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xxii) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual, other than salary earned for prior service;

(xxiii) make any change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, investments, asset/liability management, or other material banking policies in any material respect except as may be required by changes in applicable law or regulations or by a Regulatory Authority or changes in GAAP;

(xxiv) except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any Employee Benefit Plan;

(xxv) purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(xxvi) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or if such assessment indicates the presence of Hazardous Material or an underground storage tank;

(xxvii) make any written communications to the employees of Bankshares, Presence Bank or any Bankshares Subsidiary pertaining to compensation or benefit matters relating to their potential employment by Norwood;

(xxviii) purchase or sell any participation interest in any loan other than in the ordinary course of business consistent with past practice; or

(xxix) agree to do any of the foregoing.

Section 5.2 Conduct of the Business of Norwood. Except as expressly contemplated or permitted by this Agreement or to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time of the Merger, Norwood shall, and shall cause each of the Norwood Subsidiaries, to (i) except as required by law or regulation, take no action which would adversely affect or delay the ability of Bankshares or Norwood to obtain any Consent from any Regulatory Authority or other approvals required for the consummation of the transactions contemplated hereby or to perform its covenants and agreements under this Agreement. and (ii) maintain its rights and franchises intact, in all material respects, and shall not, without the prior written consent (which may include consent via electronic mail) of Bankshares (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend, repeal or modify any provision of its Articles of Incorporation or Bylaws in a manner that would materially and adversely affect Bankshares or the ability to consummate the transactions contemplated by this Agreement;

(ii) knowingly take any action that is intended to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time of the Merger;

(iii) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(iv) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 or Article 8 not being satisfied; or

(v) agree to do any of the foregoing.

Section 5.3 Current Information.

(a) During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, Bankshares will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of Norwood and to report the general status of the ongoing operations of Bankshares. Bankshares will promptly notify Norwood of any material change in the normal course of business or the operations or the properties of Bankshares and any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) affecting Bankshares or Presence Bank. The Parties will promptly notify each other of the threat of material litigation, claims, threats or causes of action involving the Parties, and will keep each other fully informed of such events. Bankshares will furnish to Norwood, promptly after the preparation by Bankshares thereof, copies of its unaudited monthly and unaudited quarterly periodic financial statements and call reports for the applicable periods then ended.

(b) On a monthly basis, Presence Bank shall provide Norwood a written list of nonperforming assets as of the prior month end (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are troubled debt restructuring, (ii) loans on nonaccrual, (iii) OREO, (iv) all loans ninety (90) days or more past due as of the end of such month and (iv) and impaired loans). On a monthly basis, Presence Bank shall provide Norwood with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

(c) To the extent permitted by law, Presence Bank shall promptly inform Norwood upon receiving notice of each legal, administrative, arbitration or other proceeding, demand, notice, audit or investigation (by any federal, state or local commission, agency or board) relating to the alleged liability of Presence Bank or any Bankshares subsidiary under any labor or employment law.

Section 5.4 Access to Properties; Personnel and Records; Systems Integration; Insurance.

(a) Bankshares and the Bankshares Subsidiaries shall give to Norwood and its authorized employees and representatives (including without limitation its counsel, accountants, economic and environmental consultants and other designated representatives) such access during normal business hours to all properties, books (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter Bankshares determines based on the advice of legal counsel should be treated as confidential), contracts, documents and records of Bankshares and the Bankshares Subsidiaries as Norwood may reasonably request; provided, however, that neither Bankshares nor Presence Bank shall be required to take any action that would provide access to or to disclose information that is Confidential Supervisory Information or where such access or disclosure would not be protected by the Nondisclosure and Confidentiality Agreement or would result in the waiver by it of the privilege protecting communications between it and any of its counsel or that is otherwise prohibited by law or contractual agreement. Norwood shall use commercially reasonable efforts to minimize any interference with Bankshares’s regular business operations during any such access to the property, books and records of Bankshares or any Bankshares Subsidiary. During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, if requested by Norwood, Bankshares will provide Norwood with a copy of the meeting agenda and board informational packages in advance of any regular or special board meetings; provided, however, that Bankshares may redact any information from such packages relating to this Agreement or any Acquisition Transaction, or any Confidential Supervisory Information.

(b) All information furnished by the Parties hereto pursuant to this Agreement, whether furnished before or after the date of this Agreement, shall be protected by the Nondisclosure and Confidentiality Agreement and treated as the sole property of the Party providing such information until the consummation of the Merger contemplated hereby and, if such transaction shall not occur, the Party receiving the information shall return to the Party which furnished such information, all documents or other materials containing, reflecting or referring to such information.

(c) From and after the receipt of all Consents from any Regulatory Authority required for the consummation of the transactions contemplated hereby, Bankshares shall, and shall cause its directors, officers and employees to, and shall make all reasonable efforts to cause Bankshares’s data processing service providers to, cooperate and assist Norwood in connection with its preparations for an electronic and systematic conversion after the Effective Time of the Merger of all applicable data regarding Bankshares to Wayne’s system of electronic data processing. In furtherance of, and not in limitation of, the foregoing, Bankshares shall make reasonable arrangements during normal business hours to permit personnel and representatives of Wayne Bank to train Bankshares’s employees in Wayne Bank’s system of electronic data processing as may be deemed reasonably necessary by Norwood. Bankshares shall permit Norwood to train the Bankshares employees during the one-month period before the anticipated Effective Time of the Merger with regard to Norwood’s operations, policies and procedures at Norwood’s sole cost and expense. This training may take place at either Presence Bank’s branch offices or at Norwood’s corporate headquarters at such times to be determined in cooperation with Bankshares and shall be conducted in a manner so as to not interfere with the business operations of Bankshares.

(d) The Parties shall use all commercially reasonable efforts to maintain insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their businesses.

Section 5.5 Registration Statement/Approval of Shareholders.

(a) Norwood agrees to prepare and file, as soon as reasonably practicable, the Form S-4 with the SEC in connection with the issuance of Norwood Common Stock in the Merger including the Proxy Statement/Prospectus and other proxy solicitation materials of Bankshares constituting a part thereof and all related documents. Bankshares shall prepare and furnish to Norwood such information relating to it and its directors, officers and shareholders as may be reasonably required in connection with the above referenced documents as Norwood may request, and Bankshares, and its legal, financial and accounting advisors, shall have the right to review and comment, a reasonable period in advance of filing such Form S-4 and shall give Bankshares and its counsel the reasonable opportunity to review and comment on all amendments and supplements to the Proxy Statement/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Norwood and Bankshares agrees to use commercially reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC. Each of Norwood and Bankshares agrees to use commercially reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC. Bankshares agrees to cooperate with Norwood and Norwood’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Form S-4 and the Proxy Statement/Prospectus. Each of Bankshares and Norwood agrees to use its commercially reasonable efforts to cause the Form S-4 to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof and to keep the Form S-4 Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. After the SEC has declared the Form S-4 effective under the Securities Act, Bankshares shall promptly mail at its expense the Proxy Statement/Prospectus to its shareholders.

(b) Each of Bankshares and Norwood agree that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 shall, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Bankshares and Norwood further agree that if such party shall become aware prior to the Effective Time of the Merger of any information furnished by such party that would cause any of the statements in the Form S-4 or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by law, disseminated to the shareholders of Bankshares.

(c) Norwood agrees to notify Bankshares promptly of the receipt of any comments from the SEC with respect to the Proxy Statement/Prospectus and shall promptly provide to Bankshares copies of all correspondence between Norwood or any of its representatives and the SEC. Norwood agrees to advise Bankshares, promptly after Norwood receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Norwood Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Norwood is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Form S-4 or for additional information. Norwood shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Norwood and Bankshares shall furnish all information concerning it and the holders of Bankshares Common Stock as may be reasonably requested in connection with any such action.

(d) Bankshares will take all steps necessary under applicable laws to call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving this Agreement and the transactions contemplated hereby and for such other purposes consistent with the complete performance of this Agreement as may be necessary or desirable (the “Bankshares Shareholders’ Meeting”), at such time as may be mutually agreed to by the parties (but in no event later than 50 days after the Form S-4 has been declared effective). The Board of Directors of Bankshares will recommend to its shareholders the approval of this Agreement and the transactions contemplated hereby and Bankshares will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, if (x) Bankshares has complied in all material respects with its obligations under Section 5.6, (y) Bankshares (1) has received a bona fide written proposal for an Acquisition Transaction not solicited in violation of Section 5.6 hereof from a third party that Bankshares’s Board of Directors concludes in good faith, after consultation with and considering the advice of outside legal counsel and its financial advisor, constitutes or is reasonably likely to result in a Superior Proposal after giving effect to all of the adjustments that may be offered by Norwood pursuant to clause (3) below (it being understood that Norwood has no obligation to make any adjustments), (2) has notified Norwood, at least five business days in advance, of its intention to withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of Bankshares’s Board of Directors that Bankshares’s stockholders vote in favor of approval of this Agreement or make any statement in connection with the Bankshares Shareholders’ Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”), specifying the material terms and conditions of any such Superior Proposal and furnishing to Norwood a copy of any such Superior Proposal and (3) during the period of not less than five business days following Bankshares’s delivery of the notice referred to in clause (2) above and prior to effecting such Change in Recommendation, has negotiated, and has used commercially reasonable efforts to cause its financial and legal advisors to negotiate, with Norwood in good faith (to the extent that Norwood desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such proposal for an Acquisition Transaction ceases to constitute a Superior Proposal and (z) Bankshares’s Board of Directors, after consultation with and based on the advice of outside legal counsel and its financial advisor, reasonably determines in good faith that failure to take such action would be reasonably likely to cause the directors of Bankshares to breach their fiduciary duties to Bankshares’ shareholders under applicable law, then, in submitting this Agreement to stockholders at the Bankshares Shareholders’ Meeting, it may submit this Agreement without recommendation, or following submission of this Agreement to stockholders it may make a Change in Recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the stockholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law. Notwithstanding the foregoing, nothing shall limit Norwood’s ability to terminate this Agreement pursuant to Section 10.1(g) hereto or eliminate the right to the payment specified in Section 10.2(b) hereto. Nothing contained in this Section 5.5(d), Section 5.6 or elsewhere in this Agreement shall prohibit Bankshares from (i) taking and disclosing to its shareholders a position contemplated by 14e-2(a) promulgated under the Exchange Act or complying with Bankshares’ obligations under Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if, in each case, in the good faith judgment of the Board of Directors, with the advice of outside counsel, making such disclosure to Bankshares’ shareholders is required under applicable law.

(e) Bankshares shall adjourn or postpone the Bankshares Shareholders’ Meeting, for a reasonable period of time as deemed necessary to conduct the business of the Bankshares Shareholders’ Meeting or to approve the Agreement, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Bankshares Common Stock represented, either in person or by proxy, to constitute a quorum to conduct the business of such meeting or if Bankshares has not received sufficient votes to approve this Agreement.

(f) Stock Listing. Norwood, will take all such actions as may be necessary or appropriate in order to list the shares of Norwood Common Stock to be issued in the Merger on Nasdaq.

Section 5.6 Acquisition Proposals. Except with respect to this Agreement and the transactions contemplated hereby, Bankshares shall not, and shall not permit or authorize any Bankshares Subsidiary or any Affiliate thereof, nor any investment banker, attorney, accountant or other representative (collectively, “representative”) retained by Bankshares to directly or indirectly (i) initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any “Acquisition Transaction” (as defined below) by any other party, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding or furnish any information with respect to, or otherwise cooperate in any way with, any Acquisition Transaction, or (iii) furnish any non-public information that it is not legally obligated to furnish or negotiate or enter into any agreement or contract with respect to any Acquisition Transaction. Bankshares shall promptly notify Norwood orally and in writing in the event that it receives any inquiry or proposal relating to any such Acquisition Transaction. Bankshares shall immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions or negotiations with any other parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing provisions of this Section 5.6, in the event that, prior to obtaining shareholder approval of the Merger, Bankshares receives an unsolicited bona fide written proposal for an Acquisition Transaction not solicited in violation of this Agreement, and the Bankshares Board concludes in good faith (after consultation with and considering the advice of its outside counsel and financial advisor) that (i) failure to take such action would be reasonably likely to cause the directors to breach their fiduciary duties to Bankshares’s shareholders under applicable law and (ii) such Acquisition Transaction constitutes or is reasonably likely to result in a “Superior Proposal” (as defined below), Bankshares may furnish or cause to be furnished confidential information or data to the third party making such proposal and participate in negotiations or discussions, provided that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, Bankshares shall have entered into a confidentiality agreement with such third party on terms no less restrictive to Bankshares than the confidentiality agreement with Norwood in effect as of the date hereof, and provided further that Bankshares also shall provide to Norwood a copy of any such confidential information or data that it is providing to any third party pursuant to this Section 5.6 to the extent not previously provided or made available to Norwood. Bankshares shall promptly advise Norwood orally and in writing of any Acquisition Transaction, the material terms and conditions of any such Acquisition Transaction (including any changes thereto) and the identity of the person making any such Acquisition Transaction. Bankshares shall (i) keep Norwood fully informed in all material respects of the status and details (including any change to the terms thereof) of any Acquisition Transaction, (ii) provide to Norwood as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Bankshares or any Bankshares Subsidiary from any person that describes any of the terms or conditions of any Acquisition Transaction (including any draft acquisition agreement) and (iii) keep Norwood fully informed in all material respects of the status and details of any determination by Bankshares’s Board of Directors with respect to any such Acquisition Transaction.

The term “Acquisition Transaction” shall, with respect to Bankshares, mean any proposal for any of the following: (a) a merger or consolidation, or any similar transaction (other than the Merger) of any company with Bankshares or any Bankshares Subsidiary, (b) a purchase, lease or other acquisition of all or substantially all the assets of Bankshares or any Bankshares Subsidiary, (c) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 25% or more of the voting power of Bankshares, or (d) a tender or exchange offer to acquire securities representing 25% or more of the voting power of Bankshares. “Superior Proposal” means an Acquisition Transaction which the Board of Directors of Bankshares reasonably determines (after consultation with its financial advisor) and legal counsel to be (i) more favorable to the shareholders of Bankshares from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Norwood in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Section 5.7 Maintenance of Properties; Certain Remediation and Capital Improvements. Bankshares and each Bankshares Subsidiary will use commercially reasonable efforts to maintain its respective properties and assets in satisfactory condition and repair for the purposes for which they are intended, ordinary wear and tear excepted.

Section 5.8 Environmental Audits. Upon the written request of Norwood, Bankshares will, at Norwood’s expense, with respect to each parcel of real property that Bankshares or any Bankshares Subsidiary owns, procure and furnish to Norwood, a Phase I environmental assessment which assessments, in each case, shall be conducted by a firm reasonably acceptable to Norwood (the “Designated Environmental Consultant”). If any

Phase II environmental site assessments or other environmental investigation or testing are determined to be necessary or required by Norwood due to the presence of any Hazardous Materials identified in the Phase I environmental assessment, Bankshares will, at Norwood’s expense, with respect to each such parcel of real property that Bankshares or any Bankshares Subsidiary owns, procure and furnish to Norwood, a Phase II environmental assessment, which assessments, in each case, shall be conducted by the Designated Environmental Consultant. In the event that the Merger is not consummated and the Agreement is terminated, Norwood shall return to Bankshares all materials produced by the Designated Environmental Consultant, by Bankshares or by Norwood in accordance with this Section 5.8 or such materials shall be destroyed by Norwood, and Norwood shall be restricted from making any disclosure of such information or materials to any party whatsoever in accordance with the confidentiality agreement between Norwood and Bankshares as in effect of the date hereof for all time thereafter without regard to the termination of the Agreement or such confidentiality agreement, except as required by law, regulation or a court of competent jurisdiction.

Section 5.9 Title Insurance. Upon the written request of Norwood, Bankshares will, at Norwood’s expense, with respect to each parcel of real property that Bankshares or any Bankshares Subsidiary owns, procure and deliver to Norwood, at least forty (40) days prior to the Effective Time of the Merger, a commitment to issue owner’s title insurance insurable at regular rates by a title insurance company licensed to do business in the Commonwealth of Pennsylvania and by such insurance company reasonably acceptable to Norwood, which policy shall be free of all title defects that would materially interfere with the use of the property as a banking office.

Section 5.10 Surveys. Upon the written request of Norwood, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to Section 5.9, Bankshares, at Norwood’s expense, will procure and deliver to Norwood at least thirty (30) days prior to the Effective Time of the Merger, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to Norwood, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof (the “Survey”).

Section 5.11 Consents to Assign and Use Leased Premises. With respect to the leases disclosed in Bankshares Disclosure Schedule 3.14(b), Bankshares will use its best efforts to obtain all Consents necessary to transfer and assign all right, title and interest of Bankshares and the Bankshares Subsidiaries to Wayne and to permit the use and operation of the leased premises by Wayne as of the Closing. Bankshares shall use reasonable efforts to procure estoppel certificates from each such lessor.

Section 5.12 Compliance Matters. Prior to the Effective Time of the Merger, Bankshares and Presence Bank shall take, or cause to be taken, actions and steps reasonably designed to address any deficiencies in regulatory compliance by Bankshares or Presence Bank.

Section 5.13 Voting Agreements. Bankshares shall deliver to Norwood as of the date of this Agreement, a Voting Agreement in form and substance as set forth at Exhibit A, executed by each director and Bankshares Executive Officer.

Section 5.14 Disclosure Controls. Between the date of this Agreement and the Effective Time of the Merger, (i) Bankshares shall maintain disclosure controls and procedures that are effective to ensure that material information relating to Bankshares and the Bankshares Subsidiaries is made known to the President and Chief Executive Officer and Chief Financial Officer of Bankshares to permit Bankshares to record, process, summarize and report financial data in a timely and accurate manner; (ii) such officers shall promptly disclose to Bankshares’s auditors and audit committee any significant deficiencies in the design or operation of internal controls which could adversely affect Bankshares’s ability to record, process, summarize and report financial data, any material weaknesses identified in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in Bankshares’s internal controls; and (iii) Bankshares shall take appropriate corrective actions to address any such significant deficiencies or material weaknesses identified in the internal controls.

Section 5.15 Bank Plan of Merger. Prior to the Effective Time of the Merger, Wayne and Presence Bank shall have executed and delivered the Bank Plan of Merger substantially in the form annexed hereto as Exhibit B.

Section 5.16 All Reasonable Efforts. Subject to the terms and conditions herein provided, Bankshares and Norwood each agree to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Section 5.17 Failure to Fulfill Conditions. In the event that a party determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify the other party.

Section 5.18 Shareholder Litigation. Each Party shall give the other Party prompt notice of any shareholder litigation against it and/or its directors or affiliates relating to the transactions contemplated by this Agreement. . In the event of any such litigation against Bankshares, Bankshares shall give Norwood the opportunity to participate at its own expense in the defense or settlement of any such litigation. In addition, no such settlement shall be agreed to without Norwood’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed)*.

Section 5.19 Charter Provisions. Bankshares shall take all actions necessary to ensure that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the imposition of greater than normal vote requirement or compliance with any other anti-takeover provision contained in its Articles of Incorporation.

Section 5.20 CSB Investments. Prior to the Effective Time of the Merger, Bankshares and Presence Bank shall take all necessary and appropriate actions to cause CSB Investments to be liquidated or merged with and into Presence Bank pursuant to Delaware law, such that the corporate existence of CSB Investments ceases to exist.

ARTICLE 6 - ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, each of the Parties hereto agrees to use its best efforts promptly to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or otherwise, including attempting to obtain all necessary Consents, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement.

Section 6.2 Regulatory Matters.

(a) As soon as reasonably practicable following the execution and delivery of this Agreement, Norwood and Bankshares shall cause to be prepared and filed all required applications and filings with the Regulatory Authorities which are necessary or contemplated for the obtaining of the Consents of the Regulatory Authorities or consummation of the Merger. Such applications and filings shall be in such form as may be prescribed by the respective Regulatory Authorities and shall contain such information as they may require. The Parties hereto will cooperate with each other and use their best efforts to prepare and execute all necessary documentation, to effect all necessary or contemplated filings and to obtain all necessary or contemplated permits, consents, approvals, rulings and authorizations of government agencies and third parties which are necessary or contemplated to consummate the transactions contemplated by this Agreement, including, without limitation, those required or contemplated from the Regulatory Authorities, and the shareholders of Bankshares. Each of the Parties shall have the right to review and comment on, a reasonable period of time in advance of, any filing made with, or written material submitted to, any government agencies in connection with the transactions contemplated by this Agreement.

(b) Each Party hereto will furnish the other Party with all information concerning itself, the Bankshares Subsidiaries, directors, officers, shareholders and depositors, as applicable, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of any such Party to any Governmental Entity in connection with the transactions, applications or filings contemplated by this Agreement. The Parties hereto will promptly furnish each other with copies of written communications received by them or their respective subsidiaries, if any, from, or delivered by any of the foregoing to, any governmental body in respect of the transactions contemplated hereby.

Section 6.3 Employment and Employee Benefits Matters.

(a) The Parties acknowledge that nothing in this Agreement shall be construed as constituting an employment agreement between Norwood or any of its affiliates and any officer or employee of Bankshares or an obligation on the part of Norwood or any of its affiliates to employ any such officers or employees.

(b) Norwood shall establish a retention bonus plan at the Effective Time of the Merger in the form set forth in Norwood Disclosure Schedule 6.3(b) pursuant to which identified Bankshares employees will be entitled to a retention bonus if they remain employed with Wayne for a specified duration following the Merger. Such retention bonus program is attached hereto as Schedule 6.3(b) and will be administered by Norwood following the Merger.

(c) Bankshares and Presence Bank shall take all necessary action to cause Presence Bank’s 401(k) Plan (the “Presence Bank 401(k) Plan”) to be terminated effective no later than the business day immediately prior to the Effective Time of the Merger (“Termination Date”). The accounts of all participants and beneficiaries in the Presence Bank 401(k) Plan shall become fully vested as of the Termination Date. As soon as practicable after the Termination Date, the account balances in the Presence Bank 401(k) Plan shall be distributed as each participant or beneficiary may direct, consistent with applicable laws and regulations. Wayne Bank will use its best efforts to amend the Wayne Bank 401(k) plan to permit the Presence Bank 401(k) plan account assets for Continuing Employees to be rolled over to the Wayne Bank 401(k) plan as soon as administratively feasible; however, plan loans may not be rolled over into the Wayne Bank 401(k) Plan. Bankshares and Presence Bank shall, or shall direct the fiduciaries of the Presence Bank 401(k) Plan to (to the extent permitted by law), provide Norwood and its counsel with a draft of each resolution, amendment, participant communication or other document relating to the termination of the Presence Bank 401(k) Plan at least five business days before such document is adopted or distributed, and no such document shall be adopted or distributed without Norwood’s approval (not to be unreasonably withheld, conditioned or delayed). Prior to the Closing Date, Presence Bank shall provide Norwood with the final documentation evidencing that the actions contemplated herein have been effectuated.

(d) After the Merger, Norwood shall continue, except to the extent not consistent with law, Bankshares’s health and welfare benefit plans, programs, insurance and other policies until such time as Norwood elects to take alternative action. Bankshares will assist Norwood before the Effective Time of the Merger in reviewing such benefit plans and programs and will take such actions that may be requested by Norwood within thirty (30) days prior to the Effective Time of the Merger with respect to such plans to take effect not sooner than the Effective Time of the Merger, unless otherwise consented to by Bankshares. In the event Norwood elects to terminate any of Bankshares’s health and welfare benefit plans, programs, insurance and other policies, Bankshares and Presence Bank employees that continue as employees of Bankshares, Norwood or Wayne after the Effective Time of the Merger (“Continuing Employees”) will become eligible to participate in the medical, dental, health and disability plans maintained by Norwood or Wayne. Norwood or Wayne, as applicable, shall cause each such plan that shall be implemented as a replacement plan to such Bankshares plan that is terminating to (i) waive any preexisting condition limitations to the extent such conditions for such participant are covered under the applicable Bankshares medical, health, dental or disability plans and such coverage for such condition or event is also available under the applicable Norwood or Wayne plan, (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the plan enrollment date, unless such employee had not yet satisfied any similar limitation or requirement under the analogous Bankshares Employee Benefit Plan prior to the enrollment date, and (iii) credit any deductibles, co-payments or other out-of-pocket expenses paid by a Continuing Employee and his or her eligible dependents under any Bankshares health and welfare benefit plan with respect to the calendar year through the date of participation in the applicable Norwood or Wayne health and welfare benefit plan towards the satisfaction of any like deductibles, co-payments or other out-of-pocket expenses under such Norwood or Wayne plans.

(e) Until the Effective Time of the Merger, Bankshares shall be responsible for providing continued health coverage pursuant to Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”) with respect to each Bankshares or Presence Bank qualifying beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) before the Effective Time of the Merger with the monthly expense for such continuation of benefits being paid by such qualifying beneficiary. Norwood shall be responsible for (i) providing for continued health coverage under COBRA with respect to each Bankshares or Presence Bank qualified beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) from and after the Effective Time of the Merger, and (ii) providing continued health coverage under COBRA from and after the Effective Time of the Merger for each Bankshares or Presence Bank qualified beneficiary who incurs a qualifying event before the Effective Time of the Merger; provided, in each case, that the monthly expenses for such benefits continuation shall be paid by the qualifying beneficiary.

(f) Employees of Bankshares and of Presence Bank as of the date of this Agreement who remain employed by Bankshares or Presence Bank as of the Effective Time of the Merger and whose employment is terminated by Bankshares, Norwood or Wayne (absent termination for cause as determined by the employer) as of or within one year after the Effective Time of the Merger shall receive severance pay equal to two weeks of such employee’s base weekly pay for each full year of completed employment service commencing with any such employee’s most recent hire date with Bankshares or any of the Bankshares Subsidiaries and ending with such employee’s termination date with Bankshares, Norwood or Wayne, with a minimum severance payment to an individual equal to four weeks of base pay and a maximum payment equal to 26 weeks of base pay, and, provided further, that such terminated employees shall enter into a release of claims against Bankshares, Presence Bank, Norwood and Wayne acceptable in form and substance to Norwood and Wayne. Such severance pay will be made at regular payroll intervals. Such severance payments will be in lieu of any severance pay plans that may be in effect at Bankshares or Presence Bank prior to the Effective Time of the Merger, which plans shall be terminated by Bankshares and Presence Bank not later than the business day immediately prior to the Effective Time of the Merger. If termination of any such employee’s employment occurs after the first anniversary of the Effective Time of the Merger, then such employee shall be entitled to receive the severance pay under any severance pay plans, if any, that may be in effect at such time at Norwood or Wayne, provided, that any such employee shall receive credit under any such plan for such employee’s service prior to the Effective Time of the Merger to Bankshares or any of the Bankshares Subsidiaries.

(g) Prior to the Effective Time of the Merger, Norwood shall take all reasonable action so that Continuing Employees shall be eligible to participate, effective as soon as each Wayne employee benefit plan permits (but not sooner than is administratively practicable following the Effective Time of the Merger), in each of Norwood or Wayne’s employee benefit plans in which similarly situated employees of Norwood or Wayne participate; provided, however, that, in the case of all benefits to be provided to the Continuing Employees, until the first anniversary of the Effective Time of the Merger, Norwood or Wayne may instead provide such employees with continuing participation in the employee benefit plans of Presence Bank in which they participated immediately prior to the

Effective Time of the Merger, (it being understood that inclusion of Continuing Employees in Wayne’s employee benefit plans may occur at different times with respect to different plans).

(h) With respect to Continuing Employees, each Norwood or Wayne employee benefit plan for which length of service is taken into account for any purpose, service with Bankshares or Presence Bank (or predecessor employers to the extent Bankshares or Presence Bank previously has provided past service credit) shall be treated as service with Norwood and its Subsidiaries for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); provided, however, that such prior service shall not be recognized for Continuing Employees to the extent that such recognition would result in a duplication of benefits. Such prior service credit also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations, if permitted by the Norwood or Wayne employee benefit plan.

(i) To the extent requested by Norwood prior to the Closing Date, Bankshares and Presence Bank shall cooperate in good faith with Norwood to amend, freeze, terminate, modify or fully fund any Bankshares Benefit Plan not covered by the subsections of this Section 6.3 in accordance with the terms of such plan or agreement and applicable law, to be effective as of the Effective Time of the Merger (or at such different time mutually agreed to by the parties), except that the winding up of any such plan or agreement may be completed following the Closing Date. Bankshares and Presence Bank shall provide Norwood with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 6.3(i), as applicable, and give Norwood a reasonable opportunity to comment on such documents (which comments shall be considered in good faith by Bankshares and Presence Bank), and prior to the Closing Date, Bankshares and Presence Bank shall provide Norwood with the final documentation evidencing that the actions contemplated herein have been effectuated.

(j) Concurrently with the execution of this Agreement, Norwood shall enter into an employment agreement, a change in control agreement, a consulting agreement, a settlement agreement and release, and/or a non-compete and non-solicitation agreement with such officers of Bankshares or Presence Bank as set forth at Norwood Disclosure Schedule 6.3(j) setting forth the terms and conditions of such arrangement commencing at the Effective Time of the Merger.

(k) Presence Bank ESOP. Bankshares and Presence Bank shall take or cause to be taken all such actions as may be necessary to effect the actions set forth below relating to the Presence Bank Employee Stock Ownership Plan (“ESOP”) not later than with a plan termination date effective on the day immediately prior to the Effective Time of the Merger (the “ESOP Termination Date”). No new participants shall be admitted on or after the ESOP Termination Date and all existing ESOP participants’ accounts shall become fully vested and 100% non-forfeitable. Presence Bank shall direct the ESOP trustee to remit a sufficient number of the shares of Bankshares Common Stock allocated to the suspense account pursuant to the ESOP (the “Suspense Shares”) back to Bankshares to repay the outstanding ESOP loan which promissory note is held by Bankshares in full, with each remitted share to be valued equal to the closing price of Bankshares Common Stock on the day immediately prior to the ESOP Termination Date. All remaining shares of Bankshares Common Stock held by the ESOP as of the Effective Time of the Merger shall be exchanged for the Merger Consideration as elected by the ESOP trustee. After repayment of the outstanding ESOP loan and the exchange of the balance of ESOP Bankshares Common Stock for the Merger Consideration, the Merger Consideration received upon conversion of the remaining Suspense Shares shall be deemed to be earnings and shall be allocated as earnings to the accounts of the ESOP participants who are employed as of the ESOP Termination Date based on their account balances under the ESOP as of the ESOP Termination Date and distributed to ESOP participants after the receipt of a favorable determination letter from the IRS. No benefit distributions shall be made from the ESOP without the prior written consent of Norwood before the IRS issues a favorable determination letter with respect to the tax-qualified status of the ESOP on termination. Bankshares shall use its best efforts, prior to the Effective Time of the Merger, to take all such actions as are necessary (determined in consultation with Norwood) to prepare and file the application for a favorable determination letter for the ESOP with the IRS, and following the Closing, Norwood shall use its best efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the ESOP as may be required by the IRS as a condition to its issuance of a favorable determination letter). Bankshares and Presence Bank prior to the Effective Time of the Merger, and following the Effective Time of the Merger, Norwood, will adopt such amendments to the ESOP to effect the provisions of this Section 6.3(g) of the Agreement. Promptly following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the participant account balances in the ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct.

(l) If requested by Norwood, Bankshares and Presence Bank shall take all such actions as Norwood may request in order to fully and timely comply with any and all requirements of both the federal Worker Adjustment and Retraining Notification Act of 1988 and any state specific WARN Act statutes (collectively, the “WARN Act”), including providing notices to employees of Bankshares or Presence Bank.

Section 6.4 Indemnification.

(a) For a period of six (6) years after the Effective Time of the Merger, Norwood shall indemnify, defend and hold harmless each person entitled to indemnification from Bankshares under any applicable law and its Articles of Incorporation and Bylaws (each an “Indemnified Party”) against all liability arising out of actions or omissions occurring at or prior to the Effective Time of the Merger (including, without limitation, transactions contemplated by this Agreement) to the fullest extent which Bankshares would have been permitted to do so under any applicable law and its Articles of Incorporation and Bylaws (and Norwood shall also advance expenses, including, but not limited to, fees and disbursements of legal counsel as incurred).

(b) After the Effective Time of the Merger, directors, officers and employees of Bankshares, except for the indemnification rights provided for in this Section 6.4 above, shall have indemnification rights having prospective application only. These prospective indemnification rights shall consist of such rights to which directors, officers and employees of Norwood and the Norwood Subsidiaries would be entitled under the Articles of Incorporation and Bylaws of Norwood or the particular subsidiary for which they are serving as officers, directors or employees and under such directors’ and officers’ liability insurance policy as Norwood may then make available to officers, directors and employees of Norwood and the Norwood Subsidiaries.

(c) Norwood shall use its best efforts (and Bankshares shall cooperate prior to the Effective Time of the Merger) to obtain and maintain in effect for a period of six (6) years after the Effective Time of the Merger Bankshares’s existing directors’ and officers’ liability insurance policy (provided that Norwood may substitute therefor (i) policies with comparable coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Bankshares (given prior to the Effective Time of the Merger) any other policy with respect to claims arising from facts or events which occurred prior to the Effective Time of the Merger and covering persons who are currently covered by such insurance); provided, that Norwood shall not be obligated to make an aggregate premium payment for such six (6) year period in respect of such policy (or coverage replacing such policy) which exceeds 150% of the annual premiums currently paid by Bankshares for such insurance. If the amount of premium that is necessary to maintain or procure such insurance coverage exceeds 150% of the annual current premiums currently paid by Bankshares, Norwood shall use its reasonable efforts to maintain the most advantageous policies of director’s and officer’s liability insurance obtainable for a premium equal to the 150% limit.

(d) The provisions of this Section 6.4 shall survive the Effective Time of the Merger and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If Norwood or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer of all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case,

Norwood will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.4.

Section 6.5 Transaction Expenses of Bankshares.

(a) Bankshares Disclosure Schedule 6.5(a) contains Bankshares’s estimated budget of transaction-related expenses reasonably anticipated to be payable by Bankshares in connection with this Agreement and the transactions contemplated hereunder, including but not limited to any payments to be made upon the termination of any contracts and the fees and expenses of counsel, accountants, investment bankers and other professionals. Bankshares shall use commercially reasonable efforts to maintain expenses within the budget.

(b) Promptly after the execution of this Agreement, Bankshares shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements within thirty (30) days. Bankshares shall review these invoices and track such expenses against the budget referenced above, and Bankshares shall advise Norwood of such matters.

(c) Bankshares shall direct its professionals to render monthly invoices within thirty (30) days after the end of each month. Bankshares shall advise Norwood monthly of such invoices for professional services, disbursements and reimbursable expenses which Bankshares has incurred in connection with this Agreement, and Bankshares shall track such expenses against the budget referenced above.

(d) Not later than seven business days prior to the Closing Date, Bankshares shall provide Norwood with an accounting of all transaction related expenses incurred by it as of such date, including a good faith estimate of such expenses to be incurred through the Closing Date but as to which invoices have not yet been submitted or payments have not been made. Bankshares shall detail any variance of such transaction expenses to the budget set forth in Bankshares Disclosure Schedule 6.5(a).

Section 6.6 Press Releases. Norwood and Bankshares agree that they will not issue any press release or other public disclosure related to this Agreement or the transactions contemplated hereby, without first consulting with the other Party as to the form and substance of such disclosures which may relate to the transactions contemplated by this Agreement, provided, however, that nothing contained herein shall prohibit either Party, following notification to the other Party, from making any disclosure which is required by law or regulation.

Section 6.7 Prior Notice and Approval Before Payments To Be Made. No payments shall be made by Bankshares or any Bankshares Subsidiary to any director, officer or employee in accordance with any agreement, contract, plan or arrangement (including, but not limited to any severance arrangement, deferred compensation plan, bonus, vacation or leave plan or other compensation or benefits program), including payments upon the termination of such agreement, contract, plan or arrangement or upon the termination of employment or service of such recipient with Bankshares, except to the extent that such intended payments (i) have been set forth in the Bankshares Disclosure Schedules furnished to Norwood at the date of this Agreement, (ii) are made with not less than three business days prior written notice to Norwood of such intended payment, (iii) are made contemporaneously with the delivery of a written acknowledgement and release executed by the recipient and Bankshares satisfactory to Norwood in form and substance, and (iv) are consistent with the applicable plan document and in accordance with the requirements of Section 409A of the Code. Prior to Bankshares or any Bankshares Subsidiary making any such payments to any officer or director, Bankshares, with the assistance of its tax accountants, shall determine that, except as previously disclosed pursuant to Sections 3.11(o) or 3.12(r), no such payments, if made, shall constitute an “excess parachute payment” in accordance with Section 280G of the Code and that such payment shall not exceed the deductibility limitations at Sections 280G and 162(m) of the Code, and Bankshares shall furnish Norwood with a detailed schedule related to such determination not less than five calendar days prior to the date of such anticipated payment prior to making any such payments. No payments to any employee or director will be made (or will be required to be made) as the result of the transactions contemplated hereby that would result in a violation of Section 18(k) of the FDIA (12 U.S.C. 1828(k)) and the regulations promulgated thereunder by the FDIC (12 C.F.R. Part 359), or any successor statute or regulation.

Section 6.8 Notification of Certain Matters. Each Party shall give prompt notice to the others of (a) any event, condition, change, occurrence, act or omission which causes any of its representations hereunder to cease to be true in all material respects (or, with respect to any such representation which is qualified as to materiality, causes such representation to cease to be true in all respects); and (b) any event, condition, change, occurrence, act or omission which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to have, a Material Adverse Effect on such Party. Each of Bankshares and Norwood shall give prompt notice to the other Party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

Section 6.9 Disclosure Schedule Supplements. From time to time prior to the Effective Time of the Merger, each Party will promptly supplement or amend their respective Disclosure Schedules delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or that is necessary to correct any information in such Disclosure Schedules that has been rendered materially inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Articles 8 and 9 and shall be for informational purposes only.

Section 6.10 Boards of Directors.

(a) On or immediately after the Effective Time of the Merger, Norwood and Wayne will appoint two former non-employee directors of Presence Bank to the Boards of Directors of Norwood and Wayne Bank (the “Appointees”). One Appointee shall be appointed as a member of the class of the Norwood board of directors with a term expiring at the annual meeting in the calendar year two years after the Effective Time of the Merger and one with a term expiring in the calendar year three years after the Effective Time of the Merger.

Section 6.11 Tax Representation Letters/Tax Treatment. Officers of Bankshares and Norwood shall execute and deliver to Jones Walker LLP, special counsel to Norwood, and to Barley Snyder, LLP, special counsel to Bankshares, Tax Representation Letters in the form agreed to by such law firms at such time or times as may be reasonably requested by such law firms including in connection with the filing of the Form S-4 and counsels’ delivery of the tax opinions required by Section 7.6 hereto. None of the parties hereto will take any action that could prevent the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section  368(a) of the Code.

Section 6.12 Regional Advisory Board of Directors; Community Commitment. All non-employee directors serving on the Board of Directors of Bankshares as of the date of this Agreement who will not be selected to join the Boards of Norwood and Wayne, shall be invited to join a newly-formed regional advisory board. In addition, following the Merger, Norwood agrees to continue making contributions and donations to civic and philanthropical causes within Bankshares’ marketplace, at levels consistent with or above those recently made by Bankshares, with such allocation determinations to be made by Norwood in conjunction with the advice of the local market executives for the Surviving Corporation.

ARTICLE 7 - MUTUAL CONDITIONS TO CLOSING

The obligations of Norwood, on the one hand, and Bankshares, on the other hand, to consummate the transactions provided for herein shall be subject to the satisfaction of the following conditions, unless waived as hereinafter provided for:

Section 7.1 Shareholder Approval. This Agreement shall have been approved by the requisite vote of Bankshares’s shareholders in accordance with applicable laws and regulations.

Section 7.2 Regulatory Approvals. All necessary Consents of the Regulatory Authorities shall have been obtained and all notice and waiting periods required by law to pass after receipt of such Consents shall have passed, and all conditions to consummation of the Merger set forth in such Consents shall have been satisfied.

Section 7.3 Litigation. There shall be no pending causes of action, investigations or proceedings (i) challenging the validity or legality of this Agreement or the consummation of the transactions contemplated by this Agreement, or (ii) seeking damages in connection with the transactions contemplated by this Agreement, or (iii) seeking to restrain or invalidate the transactions contemplated by this Agreement, which, in the case of (i) through (iii), and in the reasonable judgment of the Board of Directors of either Norwood or Bankshares, based upon advice of counsel, would have a Material Adverse Effect on Norwood or Bankshares, as the case may be. No judgment, order, injunction or decree (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraints or prohibition preventing the consummation of Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Regulatory Authority that prohibits, restricts, or makes illegal the consummation of the Merger.

Section 7.4 Registration Statement. The Form S-4 shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

Section 7.5 Listing. The shares of Norwood Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

Section 7.6 Tax Opinions. Norwood and Bankshares shall have received opinions of Jones Walker LLP and Barley Snyder, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Bankshares and Norwood, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time of the Merger, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Norwood and Bankshares will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may rely on and require, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Norwood and Bankshares reasonably satisfactory in form and substance as request by such counsel.

ARTICLE 8 - CONDITIONS TO THE OBLIGATIONS OF NORWOOD

The obligation of Norwood to consummate the Merger is subject to the fulfillment of each of the following conditions, unless waived as hereinafter provided for:

Section 8.1 Representations and Warranties. The representations and warranties of Bankshares and Presence Bank contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement, unless the failure of such representations and warranties to be true and correct (other than (i) the representations and warranties contained in Section 3.2(a), 3.2(b) and 3.6(a) which shall be true in all respects) either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will not have or is not reasonably likely to have a Material Adverse Effect on Bankshares.

Section 8.2 Performance of Obligations. Bankshares and Presence Bank shall have performed all covenants, obligations and agreements required to be performed by them in all material respects under this Agreement prior to the Effective Time of the Merger.

Section 8.3 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Bankshares.

Section 8.4 Consents Under Agreements. Bankshares shall have obtained the consent or approval of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation to any obligation, right or interest of Bankshares under any loan or credit agreement, note, mortgage, indenture, lease, license, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the opinion of Norwood, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or upon the consummation of the transactions contemplated by this Agreement.

Section 8.5 Burdensome Condition. None of the approvals, consents or waivers of the Regulatory Authorities required to permit consummation of the transactions contemplated by this Agreement shall (i) contain terms or conditions which would (a) require or could reasonably be expected to require (1) any divestiture by Norwood of a portion of the business of any Subsidiary of Norwood or (2) any divestiture by Bankshares or the Bankshares Subsidiaries of a portion of their businesses, in either case, which Norwood, in its good faith judgment, believes will have a materially adverse impact on the business of Norwood and the Norwood Subsidiaries or Bankshares or the Bankshares Subsidiaries, as the case may be; or (ii) impose any condition or requirement that, in the good faith judgment of Norwood, (i) will have a materially adverse impact on the business of Norwood and Wayne Bank or Bankshares and Presence Bank, as the case may be, or (ii) impose any condition (excluding standard conditions that are normally imposed by regulatory authorities in bank merger transactions) upon Norwood or the Norwood Subsidiaries, which in Norwood’s good faith judgment (x) would be materially burdensome to Norwood and the Norwood Subsidiaries, (y) would materially increase the costs incurred or that will be incurred by Norwood as a result of consummating the Merger or (z) would prevent Norwood from obtaining any material benefit contemplated by it to be attained as a result of the Merger.

Section 8.6 Certification of Claims. Bankshares shall have delivered a certificate to Norwood that, other than as set forth in such certificate, Bankshares is not aware of any pending or, to the Knowledge of Bankshares, threatened claim under the directors and officers insurance policy or the fidelity bond coverage of Bankshares.

Section 8.7 CSB Investments. CSB Investments shall have been liquidated or merged with and into Presence Bank pursuant to Delaware law, such that the corporate existence of CSB Investments ceases to exist.

Section 8.8 Certificate Representing Satisfaction of Conditions. Bankshares shall have delivered to Norwood a certificate of the Chief Executive Officer of Bankshares dated as of the Closing Date as to the satisfaction of the matters described in Article 8 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Bankshares under Article 3 of this Agreement.

ARTICLE 9 - CONDITIONS TO OBLIGATIONS OF BANKSHARES

The obligation of Bankshares to consummate the Merger as contemplated herein is subject to each of the following conditions, unless waived as hereinafter provided for:

Section 9.1 Representations and Warranties. The representations and warranties of Norwood and Wayne contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement unless the failure of such representations and warranties to be true and correct either individually or in the aggregate and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will not have or is not reasonably likely to have a Material Adverse Effect on Norwood and its subsidiaries taken as a whole.

Section 9.2 Performance of Obligations. Norwood and Wayne shall have performed in all material respects all covenants, obligations and agreements required to be performed by them under this Agreement prior to the Effective Time of the Merger.

Section 9.3 Delivery of Exchange Fund. On the business day before the closing, Norwood shall have delivered the Exchange Fund to the Exchange Agent.

Section 9.4 Certificate Representing Satisfaction of Conditions. Norwood shall have delivered to Bankshares a certificate of the Chief Executive Officer of Norwood dated as of the Effective Time of the Merger as to the satisfaction of the matters described in Article 9 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Norwood under Article 4 of this Agreement.

Section 9.5 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Norwood or Wayne.

ARTICLE 10 - TERMINATION, WAIVER AND AMENDMENT

Section 10.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger:

(a) By the mutual consent in writing of Norwood and Bankshares; or

(b) By the Board of Directors of Norwood or Bankshares if the Merger shall not have occurred on or prior to July 31, 2026, provided that the failure to consummate the Merger on or before such date is not caused by any breach of any of the representations, warranties, covenants or other agreements contained herein by the Party electing to terminate pursuant to this Section 10.1(b);

(c) By the Board of Directors of Norwood or Bankshares (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of material breach by the other party of any of its representations, warranties, covenants or other agreement contained in this Agreement to be performed by them prior to the Effective Time of the Merger, which breach, either individually or combined with all other breaches by the other party, would, if occurring or continuing on the Closing Date, constitute a failure of a condition to any of the terminating party’s conditions to closing set forth in Articles 7, 8 or 9, as applicable, and which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party thereof; or

(d) By the Board of Directors of Norwood or Bankshares, if the shareholders of Bankshares fail to approve the transaction contemplated by this Agreement at the Bankshares Stockholders’ meeting called for that purpose; provided, however, that no termination right shall exist for Bankshares hereunder if, prior to such shareholder vote, the Board of Directors of Bankshares shall have made a Change in Recommendation; or

(e) By the Board of Directors of Norwood or Bankshares in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) the shareholders of Bankshares fail to approve this Agreement and the Merger and the transactions contemplated hereby as required by applicable law at Bankshares’s shareholders’ meeting where the transactions were presented to such shareholders for approval and voted upon, or (iii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

(f) By the Board of Directors of Norwood or Bankshares (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) upon delivery of not less than ten (10 days) prior written notice of termination at the time that the terminating party has determined in good faith that any of the conditions precedent to its obligations to consummate the Merger (other than as contemplated by Section 10.1(e) of this Agreement) cannot be satisfied or fulfilled by the date specified in Section 10.1(b) of this Agreement; or

(g) By the Board of Directors of Norwood, (A) if Bankshares fails to hold its shareholder meeting to vote on this Agreement within the time frame set forth in Section 5.5 hereof, or (B) if Bankshares’s Board of Directors either (i) fails to recommend that the shareholders of Bankshares vote in favor of the adoption of this Agreement, or (ii) makes a Change in Recommendation; or

(h) By the Board of Directors of Bankshares prior to obtaining shareholder approval of the Merger, in the event that, after it has received a Superior Proposal in compliance with Section 5.6 hereof and otherwise complied with its obligations under Section 5.6, the Board makes the determination in good faith based on the advice of legal counsel that failure to pursue such Superior Proposal is reasonably likely to cause the directors of Bankshares to breach their fiduciary duties under applicable law, and, provided that Bankshares is not in breach of the provisions of this Agreement, including, but not limited to Section 5.6 hereof; provided, however, that this Agreement may be terminated by Bankshares pursuant to this Section 10.1(h) only after the fifth calendar day following Norwood’s receipt of written notice from Bankshares advising Norwood that Bankshares is prepared to enter into an acquisition agreement with respect to such Superior Proposal, and only if, (i) during such five-calendar day period, Bankshares has caused its financial and legal advisors to negotiate with Norwood in good faith to make such adjustments in the terms and conditions of this Agreement such that such Superior Proposal would no longer constitute a Superior Proposal and (ii) Bankshares’s Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, after consultation with and considering the written advice of outside legal and financial advisors that such Superior Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by Norwood, and (iii) Bankshares has paid the Termination Fee set forth in Section 10.2.

(i) By the Board of Directors of Bankshares, at any time during the five-day period commencing on the Determination Date, such termination to be effective on the 10th day following such Determination Date, if and only if both of the following conditions are satisfied:

(1) the Norwood Market Value on the Determination Date is less than 80% of the Initial Norwood Market Value; and

(2) the number obtained by dividing the Norwood Market Value on the Determination Date by the Initial Norwood Market Value shall be less than the number obtained by dividing (x) the Final Index Price by (y) the Initial Index Price minus 0.20;

provided that such notice of election to terminate may be withdrawn at any time within the aforementioned notice period. The right to termination pursuant to this Section 10.1(i) shall be subject, however, to the following three sentences. If Bankshares elects to exercise its termination right pursuant to this Section 10.1(i), it shall give prompt written notice thereof to Norwood. During the five day period commencing with its receipt of such notice, Norwood shall have the option, at its sole discretion, of paying additional Merger Consideration by increasing the Stock Consideration to equal the lesser of: (A) the quotient, the numerator of which is equal to the product of the Initial Norwood Market Value, the Stock Consideration (as then in effect), and the Index Ratio minus 0.20, and the denominator of which is the Norwood Market Value on the Determination Date or (B) the quotient determined by dividing the Initial Norwood Market Value by the Norwood Market Value on the Determination Date and multiplying the quotient by the product of the Stock Consideration (as then in effect) and 0.80. If within such five business day period, Norwood delivers written notice to Bankshares that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this Section 10.1(i), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Stock Consideration shall have been so modified).

For purposes of this Section 10.1(i) only, the following terms shall have the meanings indicated below:

“Determination Date” means the 15th calendar day immediately prior to the Closing Date or, if such calendar day is not a trading day on Nasdaq, the trading day immediately preceding such calendar day.

“Index” means the KBW NASDAQ Regional Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the KBW NASDAQ Regional Bank Index.

“Index Ratio” means the quotient obtained by dividing the Final Index Price divided by the Initial Index Price.

“Initial Norwood Market Value” means $25.77, adjusted as indicated in the last sentence of this Section 10.1(i).

“Initial Index Price” means the closing value of the Index as of July 3, 2025.

“Final Index Price” means the average of the daily closing values of the Index for the twenty consecutive trading days immediately preceding the Determination Date.

“Norwood Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of Norwood Common Stock as reported on the Nasdaq Stock Market for the twenty consecutive trading days immediately preceding such specified date.

If Norwood or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(i).

Section 10.2 Effect of Termination; Termination Fee.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall terminate and have no effect, except as otherwise provided herein and except that the provisions of this Section 10.2, Section 10.5 and Article 11 of this Agreement shall survive any such termination and abandonment. Except in the case of fraud or willful breach, the right to receive the Termination Fee will constitute the sole and exclusive remedy of Norwood against Bankshares and the Bankshares Subsidiaries and their respective directors and officers and shall constitute liquidated damages and not a penalty.

(b) If, after the date of this Agreement, (i) Bankshares terminates this Agreement pursuant to Section 10.1(h), Bankshares shall be obligated to pay Norwood a fee of $2.4 million as an agreed-upon termination fee in immediately available funds (the “Termination Fee”) within one (1) business day after such termination; or (ii) if after, (A) a proposal for an Acquisition Transaction has been publicly announced by any person or entity and (B) shareholders of Bankshares failed to approve the Merger, Norwood terminates this Agreement pursuant to Section 10.1(g)(A) or (B), Bankshares shall be obligated to pay Norwood the Termination Fee in immediately available funds within one (1) business day after an Acquisition Transaction is consummated or a definitive agreement relating to an Acquisition Transaction is entered into by Bankshares, in each case, within twelve (12) months after the termination of this Agreement pursuant to Section 10.1(d). In each case, Bankshares shall be obligated to pay to Norwood the Termination Fee, less any amounts previously paid at the time this Agreement was terminated.

(c) Bankshares and Norwood agree that the Termination Fee is fair and reasonable in the circumstances. If a court of competent jurisdiction shall nonetheless, by a final, nonappealable judgment, determine that the amount of any such Termination Fee exceeds the maximum amount permitted by law, then the amount of such Termination Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

Section 10.3 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of Norwood, Wayne, Bankshares and Presence Bank.

Section 10.4 Waivers. Subject to Section 11.11 hereof, prior to or at the Effective Time of the Merger, Norwood, on the one hand, and Bankshares, on the other hand, shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other’s obligations under this Agreement and to waive any or all of the conditions to its obligations under this Agreement, except any condition, which, if not satisfied, would result in the violation of any law or any applicable governmental regulation.

Section 10.5 Non-Survival of Representations, Warranties and Covenants. The representations, warranties, covenants or agreements in this Agreement or in any instrument delivered by Norwood or Bankshares shall not survive the Effective Time of Merger, except that Section 5.4(b), Section 6.4 and Section 10.2 shall survive the Effective Time of the Merger, and any representation, warranty or agreement in any agreement, contract, report, opinion, undertaking or other document or instrument delivered hereunder in whole or in part by any person other than Norwood, Bankshares (or directors and officers thereof in their capacities as such) shall survive the Effective Time of Merger; provided that no representation or warranty of Norwood or Bankshares contained herein shall be deemed to be terminated or extinguished so as to deprive Norwood, on the one hand, and Bankshares, on the other hand, of any defense at law or in equity which any of them otherwise would have to any claim against them by any third party, including, without limitation, any shareholder or former shareholder of either Party.

ARTICLE 11 - MISCELLANEOUS

Section 11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“Affiliate” of a Person shall mean (i) any other Person directly or indirectly through one or more intermediaries controlling, controlled by or under common control of such Person, (ii) any officer, director, partner, employer or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person or (iii) any other Persons for which a Person described in clause (ii) acts in any such capacity.

“Bankshares Executive Officer” shall mean Janak M. Amin, Lindsay S. Bixler, Douglas L. Byers, William H. Sayre, and Larry W. Witt.

“Bankshares Subsidiaries” shall mean all direct subsidiaries of Bankshares, including Presence Bank, and all subsidiaries of such direct subsidiaries, including CSB Investments.

“Consent” shall mean a consent, approval or authorization, waiver, clearance, exemption or similar affirmation by any person pursuant to any lease, contract, permit, law, regulation or order.“Code” shall mean the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, opinion, agency requirement; injunction or agreement with a Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, threatened release, exposure to or disposal of any Hazardous Material, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any Hazardous Material. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, asamended.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person that,together with such Person, would be treated as a single employer under Section414 of the Code or Section 4001 of ERISA.

“GAAP” means accounting principles generally accepted in the United States as in effect at the relevant date and consideration applied.

“Governmental Entity” means any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Material” means any substance in any concentration that is: (1) listed, classified or regulated pursuant to any Environmental Law; (2) any petroleum or coal product or by-product, friable asbestos-containing material, lead-containing paint, polychlorinated biphenyls, microbial matter which emits mycotoxins that are harmful to human health, radioactive materials or radon; or (3) any other substance that may be the subject of regulatory action by any Governmental Entity or a source of liability pursuant to any Environmental Law;

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are actually known or reasonably should have been known after due inquiry with respect to the executive officers of such Person and includes any facts, matters or circumstances set forth in any written notice from any Regulatory Authority or any other material written notice received by that Person.

“Loan Property” means any property in which Bankshares or any of the Bankshares Subsidiaries holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect,” means, with respect to Bankshares, Norwood or the Surviving Corporation, as the case may be, an event or circumstance that (i) has a material adverse impact on the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries taken as a whole, provided however that “Material Adverse Effect” shall not be deemed to include the impact of the following: (A) changes, after the date hereof, in U.S. GAAP or applicable regulatory accounting requirements; (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such Party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities; (C) changes, events, or developments, after the date hereof, in global, national or regional political conditions (including the outbreak or escalation of war or hostilities, any occurrence or threat of acts of terrorism or any armed hostilities associated therewith and any national or international calamity, disaster, or emergency or any escalation thereof) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such Party or its Subsidiaries, or other changes, events or developments, after the date hereof, that affect bank or savings associations or their holding companies generally, changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any epidemic, pandemic, outbreak of any disease or other public health event ; (D) the failure, in and of itself, of such Party to meet earnings projections or internal financial forecasts or any decrease in the market price of a Party’s common stock, but not including the underlying causes thereof, (E) disclosure or consummation of the transactions contemplated hereby or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, (F) any legal action asserted or other actions initiated by any holder of shares of Bankshares Common Stock or the holder of shares of Norwood Common Stock arising out of or related to this Agreement, (G) actions or omissions taken pursuant to the written consent or request of Norwood, in the case of Bankshares, or Bankshares, in the case of Norwood, or (H) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the assets, business, financial condition or results of operations of the Parties and their respective Subsidiaries, including expenses incurred by the Parties hereto in consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries as compared to other companies in the industry in which such Party and its Subsidiaries operate; or (ii) does or would reasonably be expected to materially impair the ability of either Bankshares, on the one hand, or Norwood on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the timely consummation of the transactions contemplated by this Agreement.

“Material Contract” means any of the following agreements of Bankshares or Bankshares Subsidiary:

(1) any contract for outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness in excess of $50,000 or by which Bankshares or any Bankshares Subsidiary is bound;

(2) any contract containing covenants that limit in any respect the ability of Bankshares or any Bankshares Subsidiary to compete in any line of business or with any person or which involve any material restriction of the geographical area in which, or method by which or with whom, Bankshares or any Bankshares Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities), and any contract that could require the disposition of any material assets or line of business of Bankshares or any Bankshares Subsidiary;

(3) any joint venture, partnership, strategic alliance, or other similar contract (including any franchising agreement, but in any event excluding introducing broker agreements), and any contract relating to the acquisition or disposition of any business or assets (whether by merger, sale of stock or assets, or otherwise), which acquisition or disposition is not yet complete or where such contract contains continuing obligations or contains continuing indemnity obligations of Bankshares or any Bankshares Subsidiary;

(4) any real property lease and any other lease with annual rental payments aggregating $50,000 or more;

(5) other than with respect to loans, any contract providing for, or reasonably likely to result in, the receipt or expenditure of more than $200,000 on an annual basis, including the payment or receipt of royalties or other amounts calculated based upon revenues or income;

(6) any contract or arrangement under which Bankshares or any Bankshares Subsidiary is licensed or otherwise permitted by a third party to use any Intellectual Property Right that is material to its business (except for any “shrink wrap” or “click through” license agreements or other agreements for software that is generally available to the public and has not been customized for Bankshares or any Bankshares Subsidiary or under which a third party is licensed or otherwise permitted to use any Intellectual Property Right owned by Bankshares or any Bankshares Subsidiary);

(7) any contract that by its terms limits the payment of dividends or other distributions by Bankshares or any Bankshares Subsidiary;

(8) any standstill or similar agreement pursuant to which any Party has agreed not to acquire assets or securities of another Person;

(9) any contract that would reasonably be expected to prevent, delay, or impede Bankshares’s or any Bankshares Subsidiary’s ability to consummate the transactions contemplated by this Agreement;

(10) any contract providing for indemnification by Bankshares or any Bankshares Subsidiary of any person, except for immaterial contracts entered into in the ordinary course of Business;

(11) any contract that contains a put, call, or similar right pursuant to which Bankshares or any Bankshares Subsidiary could be required to purchase or sell, as applicable, any equity interests or assets that have a fair market value or purchase price of more than $200,000;

(12) any contract relating to (a) interest rate swaps or other derivative products or (b) wholesale funding, including federal funds, foreign deposits and brokered deposits; and

(13) any other contract or agreement which is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K; and

(14) any contract of Bankshares or a Bankshares Subsidiary that was, or was required to be, filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K (or would have been required if Bankshares or a Bankshares Subsidiary was subject to compliance with the Exchange Act of 1934).

“Nondisclosure and Confidentiality Agreement” means that certain Nondisclosure and Confidentiality Agreement between the parties to this Agreement, dated March 7, 2025.

“Norwood Benefit Plan” shall mean an employee benefit plan or arrangement sponsored or maintained by Norwood or Wayne Bank for the benefit of its employees generally who satisfy the applicable eligibility requirements for participation, vesting and benefits.

“Participation Facility” means any facility in which Bankshares or Bankshares Subsidiary or Norwood or Norwood Subsidiary, as applicable, has engaged in Participation in the Management of such facility, whether as a fiduciary, lender in control of the facility, owner or operator.

“Participation in the Management” of a facility has the meaning set forth in 42 U.S.C. § 9601(20)(F).

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Personal Information” means the type of information regulated by Privacy Laws and collected, used, disclosed or retained by a Party in its business including information regarding the customers, suppliers, employees and agents of such business, such as an individual’s name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records.

“Privacy Laws” means all applicable federal, state, municipal or other legal requirements governing the collection, use, disclosure and retention of Personal Information.

“Regulatory Authority” shall mean each of, and “Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the FRB, the Pennsylvania Department of Banking and Securities, the Maryland Commissioner of Financial Regulation , the FDIC, any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, , all national securities exchanges and the SEC.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) with respect to any Taxes.

Section 11.2 Entire Agreement. This Agreement, including the Exhibits and Disclosure Schedules hereto, and the documents referred to herein contain the entire agreement among Norwood, Wayne, Bankshares and Presence Bank with respect to the transactions contemplated hereunder and this Agreement supersedes all prior arrangements or understandings with respect thereto, whether written or oral with the exception of the Non-Disclosure Agreements between Norwood and Bankshares which will survive the execution and delivery of this Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective permitted successors. Except as expressly set forth in Section 6.4 of this Agreement, nothing in this Agreement, expressed or implied, is intended to confer upon any person, firm, corporation or entity, other than the Parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 11.3 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by a nationally recognized overnight delivery service or sent by first class or registered or certified mail, postage prepaid, telegram or telex or other facsimile transmission addressed as follows:

If to Bankshares:

PB Bancshares, Inc.

185 E. Lincoln Highway

Coatesville, Pennsylvania 19320

Attention: Janak M. Amin, President and Chief Executive Officer

Email: jamin@presencebank.com

With a copy to:

Barley Snyder, LLP

126 East King Street

Lancaster, Pennsylvania 17602

Attn: Kimberly J. Decker, Esq.

Email: kdecker@barley.com

If to Norwood, then to:

Norwood Financial Corp

717 Main Street

Honesdale, Pennsylvania 18431

Attention: James O. Donnelly, President

Email: jim.donnelly@waynebank.com

With a copy to:

Jones Walker LLP

1 M Street SE

Suite 600

Washington, DC 20003

Attention:  John J. Spidi, Esq.

Email:  jspidi@joneswalker.com

All such notices or other communications shall be deemed to have been delivered (i) upon receipt when delivery is made by hand, (ii) on the business day after being deposited with a nationally recognized overnight delivery service, (iii) on the third (3rd) business day after deposit in the United States mail when delivery is made by first class, registered or certified mail, and (iv) upon transmission when made by facsimile transmission or email if evidenced by a sender transmission completed confirmation.

Section 11.4 Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable or against public or regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and in no way shall be affected, impaired or invalidated, if, but only if, pursuant to such remaining terms, provisions, covenants and restrictions the Merger may be consummated in substantially the same manner as set forth in this Agreement as of the later of the date this Agreement was executed or last amended. Upon such a determination, the parties hereto will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties hereto.

Section 11.5 Costs and Expenses. Except as otherwise set forth herein, expenses incurred by Bankshares on the one hand and Norwood on the other hand, in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approval and all other matters related to the closing of the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants employed by either such Party or its affiliates, shall be borne solely and entirely by the Party which has incurred same.

Section 11.6 Captions. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement and the table of contents hereto are inserted only for convenience and are in no way to be construed as part of this Agreement or as a limitation on the scope of the particular articles, sections or paragraphs to which they refer.

Section 11.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document with the same force and effect as though all Parties had executed the same document. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party hereto forever waives any such defense.

Section 11.8 Persons Bound; No Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors, distributees, and assigns, but notwithstanding the foregoing, this Agreement may not be assigned by any Party hereto unless the prior written consent of the other Parties is first obtained (other than by Norwood to a Norwood Subsidiary; provided that Norwood remains primarily liable for all of its obligations under this Agreement).

Section 11.9 Governing Law. This Agreement is made and shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania (without respect to its conflicts of laws principles) except to the extent federal law may apply.

Section 11.10 Exhibits and Disclosure Schedules. Each of the exhibits and Disclosure Schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in this Agreement where reference to it is made.

Section 11.11 Waiver. The waiver by any Party of the performance of any agreement, covenant, condition or warranty contained herein shall not invalidate this Agreement, nor shall it be considered a waiver of any other agreement, covenant, condition or warranty contained in this Agreement. A waiver by any Party of the time for performing any act shall not be deemed a waiver of the time for performing any other act or an act required to be performed at a later time. The exercise of any remedy provided by law, equity or otherwise and the provisions in this Agreement for any remedy shall not exclude any other remedy unless it is expressly excluded. The waiver of any provision of this Agreement must be signed by the Party or Parties against whom enforcement of the waiver is sought. This Agreement and any exhibit, memorandum or Disclosure Schedule hereto or delivered in connection herewith may be amended only by a writing signed on behalf of each Party hereto.

Section 11.12 Construction of Terms. Whenever used in this Agreement, the singular number shall include the plural and the plural the singular. Pronouns of one gender shall include all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof”, “herein”, and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including”, “included”, “such as”, or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements. The recitals hereto constitute an integral part of this Agreement.

Section 11.13 Specific Performance. The parties hereto agree that irreparable damage would occur for which there is no adequate remedy at law in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, it being agreed by the Parties that this is in addition to any other remedy to which they are entitled at law or in equity.

Section 11.14 No Presumption Against Drafting Party. The Parties acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 11.15 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of Confidential Supervisory Information (as defined or identified in 12 C.F.R. 261.2(b) or 12 C.F.R. 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

Section 11.16 Waiver of Jury Trial. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered, and their respective seals hereunto affixed, by their officers thereunto duly authorized, and have caused this Agreement to be dated as of the date and year first above written.

NORWOOD FINANCIAL CORP

ATTEST:	By:	/s/ James O. Donnelly
/s/ John M. McCaffery		Name:James O. Donnelly
Name: John M. McCaffery Its Secretary		Title: President and Chief Executive Officer

WAYNE BANK

ATTEST:	By:	/s/ James O. Donnelly
/s/ John M. McCaffery		Name: James O. Donnelly
Name: John M. McCaffery Its Secretary		Title: President and Chief Executive Officer

PB BANKSHARES, INC.

ATTEST:	By:	/s/ Janak M. Amin
/s/ Mackenzie L. Jackson		Name: Janak M. Amin
Name: Its Secretary		Title: President and Chief Executive Officer

PRESENCE BANK

ATTEST:	By:	/s/ Janak M. Amin
/s/ Mackenzie L. Jackson		Name:Janak M. Amin
Name: Its Secretary		Title: President and Chief Executive Officer

Exhibit A

VOTING AGREEMENT

July 7, 2025

Board of Directors

Norwood Financial Corp

717 Main Street

Honesdale, PA 18431

Re: Shareholder Voting Agreement

Dear Ladies and Gentlemen:

The undersigned shareholder (“Shareholder”) of PB Bankshares, Inc., a Maryland corporation (“PB Bankshares”), in order to induce Norwood Financial Corp, a Pennsylvania corporation (“Norwood”), to enter into the Agreement and Plan of Merger, of even date herewith, executed by and among PB Bankshares and Presence Bank, on one hand, and Norwood and Wayne Bank, on the other hand (the “Agreement”), hereby represents, warrants and agrees as follows:

1. Shareholder hereby represents and warrants that Shareholder owns of record, or beneficially, good and valid title to all of the shares of the capital stock of PB Bankshares shown on Schedule 1, attached hereto, free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests, voting trusts or agreements, or impositions, except as otherwise disclosed on Schedule 1, and such shares represent all of the shares of capital stock of PB Bankshares beneficially owned by Shareholder, as determined in accordance with Securities and Exchange Commission (“SEC”) Rule 13d-3. For purposes hereof, the capital stock of PB Bankshares set forth on Schedule 1 shall be referred to herein as the “Shares”. It is understood and agreed that the term Shares shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and that this Agreement is not in any way intended to affect the exercise by the Shareholder of Shareholder’s fiduciary responsibility with respect to any such securities.

2. Shareholder will vote, or cause to be voted, all of the Shares over which the Shareholder has sole voting power, in person or by proxy, (a) for approval of the Agreement and the transactions contemplated thereby at any meeting of the PB Bankshares shareholders duly held for such purpose and (b) against any action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Agreement, unless and until the Agreement is terminated as set forth therein (the “Expiration Date”). Shareholder will use his or her reasonable efforts to cause any Shares over which Shareholder shares voting power to be voted in the same manner. Shareholder will use his or her best efforts to vote or cause to be voted all other Shares, in person or by proxy, in accordance with Section 2(a) and 2(b), above.

3. Shareholder will not, nor will Shareholder permit any entity under Shareholder’s control to, deposit any of the Shares over which the Shareholder holds or shares voting power in a voting trust or subject any of the Shares to any arrangement with respect to the voting of the Shares, in each case in any manner inconsistent with this Agreement.

4. Shareholder will not sell, transfer, pledge, give, hypothecate, assign or otherwise alienate or transfer, by proxy or otherwise, any Shares over which the Shareholder shares or holds the power of disposition or any of Shareholder’s voting rights with respect to the Shares, except to a person who is or becomes a party to a voting agreement with Norwood in the form of this Agreement.

5. Irreparable damage would occur in the event any of the provisions of this Agreement are not performed in accordance with the terms hereof and, therefore, Norwood shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity to which it may be entitled.

6. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of its obligations hereunder will not, constitute a violation of, conflict with, result in a default (or an event which, with notice or lapse of time or both, would result in a default) under, or result in the creation of any lien on any of such Shares under: (i) any contract, commitment or agreement, to which Shareholder is a party or by which Shareholder is bound; or (ii) any judgment, order or ruling applicable to Shareholder.

7. Shareholder has full power and authority to execute, deliver and perform this Agreement, to vote the Shares over which the Shareholder holds sole voting power as required herein and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized, and no other actions on the part of Shareholder are required in order to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms.

8. Shareholder understands that the shares of Norwood Common Stock into which his or her Shares may be converted will be issued in a transaction subject to the Securities Act of 1933, as amended (the “1933 Act”), and registered on a Registration Statement on Form S-4. Shareholder further understands that, should he or she become an affiliate of Norwood, within the meaning of SEC Rule 144, Shareholder may become subject to certain restrictions with respect to the sale, transfer or other disposition of any Norwood Common Stock received in connection with the transactions contemplated by the Agreement (the “Merger”).

Accordingly, the Shareholder acknowledges, agrees and undertakes that, if he or she becomes an affiliate of Norwood, he or she will not, directly or indirectly, make any sale, transfer or other disposition of any of the Norwood Common Stock owned beneficially by him or her as a result of the Merger unless: (i) such sale, transfer or other disposition is made pursuant to an effective registration or a valid exemption from registration under the 1933 Act; (ii) such sale, transfer or other disposition is made pursuant to the resale provisions contained in Rule 144; or (iii) in the opinion of counsel in form and substance reasonably satisfactory to Norwood or under a “no-action” letter obtained by Shareholder from the staff of the SEC, such sale, transfer or other disposition will not violate the registration requirements of, or is otherwise exempt from registration under the 1933 Act. Shareholder agrees that, if he or she becomes an affiliate of Norwood, a restrictive legend reflecting the foregoing may be imprinted on the face of the stock certificate(s) representing the Norwood Common Stock to be issued to him or her in connection with the Merger. Shareholder further understands and agrees that, if he or she becomes an affiliate of Norwood, the transfer agent for Norwood will be instructed not to effect, or to record on the books of Norwood, any transfer of shares of Norwood Common Stock owned beneficially by Shareholder unless such person has satisfied the requirements of this Agreement.

9. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and shall be binding upon the heirs, successors and assigns (as applicable) of the parties hereto.

10. Except as otherwise set forth herein, this Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

11. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement.

12. It is understood and hereby agreed that this Agreement relates solely to the capacity of Shareholder as a shareholder or beneficial owner of the Shares and is not in any way intended to affect the exercise of Shareholder’s responsibilities and fiduciary duties as a director or officer of Norwood or any of its subsidiaries.

13. This Agreement shall terminate and shall have no further force or effect as of the earlier of (A) the Expiration Date or (B) the conclusion of the PB Bankshares Shareholder’s Meeting (including any adjournment or postponement thereof); provided however, that Section 14 hereinafter shall remain in full force and effect, in accordance with its terms, without regard to the terms of Section 13(B) herein.

14. As a current member of the Board of Directors of PB Bankshares, I further agree that in order to support this proposed transaction for the benefit of our shareholders, I hereby irrevocably agree that I will not engage in any Competition (as defined below) with Norwood, Wayne, PB Bankshares or Presence Bank or any affiliate or subsidiary of any of the foregoing (the “Companies”) for a period of twelve months after the Effective Time of the Merger (as defined in the Agreement) or six months following cessation of my service as a member of a regional advisory board (“Advisory Board”) established by Norwood or Wayne following the Effective Time of the Merger, if I elect to serve on such Advisory Board. For purposes of this Voting Agreement, “Competition” means becoming an employee, an officer, a director, a consultant, an agent, partner, an advisory director, a founder or a shareholder or other equity holder (other than acquisitions of not more than two percent (2%) of the outstanding capital stock of, or a similar equity interest in, a corporation or other entity) or in any other capacity with any business organization that is doing business or intends to do business in the Commonwealth of Pennsylvania in the counties in which Wayne Bank shall have a bank branch office as of the Effective Time of the Merger, and which business entity is engaged or intends to engage in the provision of financial services to the public, including, but not limited to, accepting retail or commercial deposit accounts, making loans or offering trust services, commercial banking, mortgage banking, lease financing, and including but not necessarily limited to commercial banks, savings associations, trust companies, credit unions and parent companies and subsidiary companies of such business entities (collectively, “Financial Services Companies”). Competition shall also mean engaging in efforts to recruit any employee of the Companies or solicit or induce, attempt to solicit or induce, or assist in the solicitation or inducement of any employee of the Companies to terminate his or her employment with the Companies, or otherwise cease his or her relationship with the Companies, or solicit, divert or take away, or attempt to solicit, divert or take away, the business or patronage of any of the clients, customers or accounts of the Companies that were served by the Companies before or after the Effective Time of the Merger.

This Section 14 shall not (i) be applicable to the PB Bankshares Executive Officers being required to sign this Voting Agreement, (ii) limit my ability to continue to provide legal services or other services to such Financial Services Companies that I am currently providing as of the date of the Agreement, (iii) limit my ability to lease or sell real property to such entities or (iv) limit my ability to use the banking services of such Financial Services Companies.

[Signature Page Follows]

Very truly yours,

By:

Printed Name:

Schedule 1

Name	Class of Shares	Number of Shares

Encumbrances:

ACCEPTED BY NORWOOD FINANCIAL CORP

By:
James O. Donnelly
President and Chief Executive Officer

EXHIBIT B

AGREEMENT AND PLAN OF BANK MERGER

THIS AGREEMENT AND PLAN OF BANK MERGER (this “Bank Merger Agreement”), is made and entered into as of this 7th day of July 2025, by and between Wayne Bank (“Wayne Bank”), a Pennsylvania chartered commercial bank having its principal place of business at 717 Main Street, Honesdale, Pennsylvania 18431, and Presence Bank (“Presence Bank”), a Pennsylvania chartered stock bank, having its principal place of business at 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320.

BACKGROUND

A. Wayne Bank is a wholly owned subsidiary of Norwood Financial Corp (“Norwood”), a bank holding company registered under the Bank Holding Company Act of 1956, as amended.

B. Presence Bank is a wholly owned subsidiary of PB Bankshares, Inc. (“Bankshares”), a bank holding company registered under the Bank Holding Company Act of 1956, as amended.

C. Norwood and Bankshares are parties to an Agreement and Plan of Merger, dated as of July 7, 2025 (the “Holding Company Merger Agreement”). This Bank Merger Agreement is being executed and delivered by Wayne Bank and Presence Bank pursuant to the Holding Company Merger Agreement.

D. The respective Boards of Directors and shareholders of Wayne Bank and Presence Bank have unanimously adopted resolutions approving this Bank Merger Agreement and authorizing the execution and delivery of this Bank Merger Agreement. The respective Boards of Directors of Wayne Bank and Presence Bank deem the merger of Presence Bank with and into Wayne Bank, pursuant to the terms and conditions set forth or referred to herein, to be desirable and in the best interests of the respective banks and their respective shareholders.

AGREEMENT

In consideration of the premises and of the mutual covenants and agreements herein contained, Wayne Bank and Presence Bank, intending to be legally bound hereby, agree to the following terms:

ARTICLE I

MERGER; NAME; BUSINESS; APPROVALS

1.1 Merger. Subject to the terms and conditions of this Bank Merger Agreement, pursuant to the applicable provisions of the Bank Merger Act, 12 U.S.C. 1828(c), and the applicable laws and regulations of the Commonwealth of Pennsylvania, and subject to the approval of all required regulatory agencies, at the Effective Time (as that term is defined in Article V hereof): (i) Presence Bank shall merge with and into Wayne Bank; (ii) the separate existence of Presence Bank shall cease; and (iii) Wayne Bank shall be the surviving entity and shall continue to operate under the name “Wayne Bank” (such transaction referred to herein as the “Bank Merger,” and Wayne Bank, as the surviving entity in the Bank Merger, is referred to herein as the “Resulting Bank”).

1.2 Business; Offices. The business of the Resulting Bank shall continue to be conducted at Wayne Bank’s main office, which is located at 717 Main Street, Honesdale, Pennsylvania 18431, and at Wayne Bank’s legally established branches. The main office of Presence Bank and its branch offices shall operate as branch offices of the Resulting Bank.

1.3 Approvals.

a. Board of Directors’ Approval. The Plan of Merger has been approved by: (i) all of the members of the Board of Directors of Wayne Bank at a meeting held on July 7, 2025; and (ii) all of the members of the Board of Directors of Presence Bank at a meeting held on July 7, 2025.

b. Shareholder Approvals. The Plan of Merger was approved and adopted by: (i) all of the members of the Board of Directors of Norwood, as the sole shareholder of Wayne Bank, on July 7, 2025; and (ii) all of the members of the Board of Directors of Bankshares, as the sole shareholder of Presence Bank, on July 7, 2025.

ARTICLE II

CHARTER AND BYLAWS

At the Effective Time, the Articles of Incorporation and Bylaws of Wayne Bank in effect immediately before the Effective Time shall be the Articles of Incorporation and Bylaws of the Resulting Bank. No amendments to the Articles of Incorporation and Bylaws of the Resulting Bank shall be made in connection with the Bank Merger.

ARTICLE III

BOARD OF DIRECTORS AND OFFICERS

3.1 Board of Directors. At the Effective Time, the directors of the Resulting Bank shall consist of the persons set forth on Schedule 3.1, each of whom shall serve as such until their successors have been elected and qualified.

3.2 Officers. At the Effective Time, the officers of the Resulting Bank shall consist of the officers set forth on Schedule 3.2, each of whom shall serve as such until their successors have been elected and qualified.

ARTICLE IV

CONVERSION OF SHARES

4.1 Capital Stock of Wayne Bank. At and after the Effective Time, each share of Wayne Bank Common Stock issued and outstanding immediately before the Effective Time shall continue to be an issued and outstanding share of common stock of the Resulting Bank.

4.2 Capital Stock of Presence Bank. At the Effective Time, each share of Presence Bank Common Stock issued and outstanding immediately before the Effective Time, and each share of Presence Bank Common Stock issued and held in the treasury of Presence Bank immediately before the Effective Time, if any, shall be cancelled, and no cash, stock or other property shall be delivered in consideration of cancellation therefor. No new shares of the capital stock of the Resulting Bank shall be issued or be deemed to have been issued in exchange for the cancelled shares of Presence Bank common stock, and such cancelled shares shall not be converted into any other shares or other securities of the Resulting Bank.

ARTICLE V

EFFECTIVE TIME OF THE BANK MERGER

The Bank Merger shall become effective at the time (the “Effective Time”) at which the merger of Bankshares with and into Norwood pursuant to the Holding Company Merger Agreement shall become effective, which time shall be (1) after both (i) the date on which the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation shall have approved the Bank Merger, or waived any applicable approval requirement in writing, and (ii) the date of receipt of any other approvals required to consummate the Bank Merger; and (2) as set forth in the Articles of Merger filed to effectuate the Bank Merger.

ARTICLE VI

EFFECT OF THE BANK MERGER; LIQUIDATION ACCOUNT

At and after the Effective Time, the Bank Merger shall have the effects set forth in the applicable provisions of the Pennsylvania Banking Code of 1965, as amended, and the Bank Merger Act, 12 U.S.C. 1828(c). All assets as they exist at the Effective Time of the merger shall pass to and vest in the Resulting Bank without any conveyance or other transfer. At the Effective Time, the Resulting Bank shall, by virtue of the Merger, assume all liabilities of Presence Bank of every kind and description existing as of the effective time of the merger and all obligations of Presence Bank under the liquidation account established by Presence Bank in connection with its conversion from mutual to stock form.

ARTICLE VII

CONDITIONS PRECEDENT

The obligations of Wayne Bank and Presence Bank to effect the Bank Merger shall be subject to the receipt of all required regulatory approvals and the consummation of the merger of Bankshares with and into Norwood, as set forth in the Holding Company Merger Agreement.

ARTICLE VIII

TERMINATION

This Bank Merger Agreement shall automatically terminate upon any termination of the Holding Company Merger Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Dissenting Rights. Bankshares, as the sole shareholder of Presence Bank on the date it approved the merger transaction contemplated by this Agreement, has agreed to waive any and all dissenter’s rights to the extent it would be entitled to such rights under provision of any applicable law.

9.2 Acknowledgement. Each party to this Agreement, by executing the same, acknowledges and affirms that its Board of Directors and sole shareholder has, by the required votes, approved this Agreement and the transactions contemplated hereby, authorized the execution of this Agreement, empowered its undersigned officers to execute this Agreement, and authorized the filing of this Agreement.

9.3 Extensions; Waivers. Except where not permitted by law, each party to this Bank Merger Agreement, by a written instrument signed by a duly authorized officer, may extend the time for the performance of any of the obligations or other acts of the other party hereto, and may waive compliance with any of the covenants, or performance of any of the obligations, of the other party contained in this Bank Merger Agreement.

9.4 Notices. Any notice or other communication required or permitted under this Bank Merger Agreement shall be given to the parent company of the party to which such notice or communication is given, and shall be effective, in accordance with the provisions of Section 11.4 of the Holding Company Merger Agreement.

9.5 Captions. The headings of the several Articles and Sections herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Bank Merger Agreement.

9.6 Counterparts. This Bank Merger Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy of a signature page or e-mail delivery of a “.pdf” format data file of a signature page shall each be deemed to be an original signature page

9.7 Governing Law. This Bank Merger Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to principles of conflicts of law, except to the extent that certain maters may be governed by federal law.

[Signature page immediately follows]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Bank Merger to be executed by their duly authorized officers and their corporate seals to be hereunto affixed as of the date first written above.

Presence Bank

By:	/s/ Janak M. Amin
Janak M. Amin, President and CEO

Wayne Bank

By:	/s/ James O. Donnelly
James O. Donnelly, President and CEO

Annex B

July 7, 2025

Board of Directors

PB Bankshares, Inc.

185 East Lincoln Highway

Coatesville, PA 19320

Dear Members of the Board:

We have acted as your financial advisor in connection with the proposed merger (the “Transaction”) of PB Bankshares, Inc. (the “Company”) with and into Norwood Financial Corp. (the “Buyer”). You have requested that we provide our opinion (the “Opinion”) as investment bankers as to whether the consideration to be received by the common stockholders of the Company (solely in their capacity as such, the “Shareholders”) in the Transaction is fair to them from a financial point of view.

Pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between the Company and the Buyer, and subject to the terms, conditions and limitations set forth therein, we understand that, subject to potential adjustments as described in the Agreement, the consideration expected to be exchanged by the Buyer for all of the outstanding common stock of the Company has an aggregate value of approximately $54.9 million and will consist of the right of each Shareholder to receive in exchange for each outstanding share of the Company’s common stock (including restricted shares) 0.6280 shares of the Buyer’s common stock and $3.95 in cash and the right of holders of outstanding options for the Company’s common stock to receive cash in amounts that, in the aggregate will be approximately $2.1 million. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In connection with developing our Opinion we have:

(i)	reviewed certain publicly available financial statements and reports regarding the Company and the Buyer;

(ii)	reviewed certain audited financial statements regarding the Company and the Buyer;

(iii)

reviewed certain internal financial statements, management reports and other financial and operating data concerning the Company and the Buyer prepared by management of the Company and management of the Buyer, respectively;

(iv)

reviewed, on a pro forma basis, in reliance upon financial projections and other information and assumptions concerning the Company and the Buyer provided by management of the Company and management of the Buyer, as applicable, and upon consensus research estimates concerning the Buyer, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and tangible book value, both in the aggregate and, where applicable, on a per share basis of the Buyer;

(v)	reviewed the reported prices and trading activity for the common stock of the Company and the Buyer;

(vi)	compared the financial performance of the Company and the Buyer with that of certain other publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

July 7, 2025

(vii)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

(viii)	reviewed the most recent draft of the Agreement and related documents provided to us by the Company;

(ix)

discussed with management of the Company and management of the Buyer the operations of and future business prospects for the Company and the Buyer, respectively and the anticipated financial consequences of the Transaction to the Company and the Buyer, respectively;

(x)	assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Buyer; and

(xi)	performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information, financial data and financial forecasts provided to us by the Company and the Buyer and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not independently verified or undertaken any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of the Company and of the Buyer have assured us that they are not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Buyer, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or of the Buyer under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of the Company or the Buyer. We have not received or reviewed any individual loan or credit files nor have we made an independent evaluation of the adequacy of the allowance for credit losses of the Company or the Buyer. We have not made an independent analysis of the effects of potential future changes in the rate of inflation or of prevailing rates of interest or other market developments or disruptions, or of the effects of any global conflicts or hostilities or any other disaster or adversity, on the business or prospects of the Company or the Buyer. With respect to the financial projections or forecasts prepared by management of the Company and management of the Buyer, including the forecasts of potential cost savings and potential synergies, we have also assumed that such financial projections or forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of management of the Company and management of the Buyer, respectively, as to the future financial performance of the Company and the Buyer, respectively, and provide a reasonable basis for our analysis. We recognize that such financial projections or forecasts are based on numerous variables, assumptions and judgments that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such projections or forecasts, and we express no opinion as to the reliability of such financial projections, forecasts or estimates or the assumptions upon which they are based.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and the Buyer. We issue periodic research reports regarding the business and prospects of the Buyer, and we make a market in the stock of the Buyer. We have not received fees for providing investment banking services to the Company or the Buyer within the past two years. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to

July 7, 2025

receive a fee from the Company for providing our Opinion to the Board of Directors of the Company. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. We expect to pursue future investment banking services assignments with participants in this Transaction. In the ordinary course of business, Stephens Inc. and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of any participants in the Transaction.

We are not legal, accounting, regulatory, or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company or its shareholders and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the Transaction will be resolved favorably to the Company and its shareholders. We do not express any opinion as to any tax or other consequences that might result from the Transaction.

The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and on the information made available to us as of the date hereof. Market price data used in connection with this Opinion is based on reported market closing prices as of July 3, 2025. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion or otherwise comment on events occurring after the date hereof. We further note that volatility or disruptions in the credit and financial markets relating to, among other things, potential future changes in the rate of inflation or prevailing rates of interest or other market developments or disruptions, or the effects of any global conflicts or hostilities or any other disaster or adversity, may or may not have an effect on the Company or the Buyer, and we are not expressing an opinion as to the effects of such volatility or disruptions on the Transaction or any party to the Transaction. We further express no opinion as to the prices at which shares of the Buyer’s or Company’s common stock may trade at any time subsequent to the announcement of the Transaction.

In connection with developing this Opinion, we have assumed that, in all respects material to our analyses:

(i)	the Transaction and any related transactions will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification;

(ii)	the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct;

(iii)	each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)	all conditions to the completion of the Transaction will be satisfied within the time frames contemplated by the Agreement without any waivers;

(v)

that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Shareholders;

(vi)

there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or the Buyer since the date of the most recent financial statements made available to us, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact the Company or the Buyer; and

July 7, 2025

(vii)	the Transaction will be consummated in a manner that complies with applicable law and regulations.

This Opinion is directed to, and is for the use and benefit of, the Board of Directors of the Company (in its capacity as such) solely for purposes of assisting with its review and deliberations regarding the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the Transaction, including with respect to how to vote or act with respect to the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person or entity. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of the Company or otherwise.

Our Fairness Opinion Committee has approved the Opinion set forth in this letter. Neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this Opinion and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to shareholders of the Company, provided that this Opinion letter is reproduced in its entirety, and we approve of the content of such disclosures prior to any filing, distribution or publication of such shareholder communications and prior to distribution of any amendments thereto.

Based on the foregoing and our general experience as investment bankers, and subject to the limitations, assumptions and qualifications stated herein, we are of the opinion, on the date hereof, that the consideration to be received by the Shareholders in the Transaction is fair to them from a financial point of view.

Very truly yours,

STEPHENS INC.

Annex C

VOTING AGREEMENT

July 7, 2025

Board of Directors

Norwood Financial Corp

717 Main Street

Honesdale, PA 18431

Re: Shareholder Voting Agreement

Dear Ladies and Gentlemen:

The undersigned shareholder (“Shareholder”) of PB Bankshares, Inc., a Maryland corporation (“PB Bankshares”), in order to induce Norwood Financial Corp, a Pennsylvania corporation (“Norwood”), to enter into the Agreement and Plan of Merger, of even date herewith, executed by and among PB Bankshares and Presence Bank, on one hand, and Norwood and Wayne Bank, on the other hand (the “Agreement”), hereby represents, warrants and agrees as follows:

1. Shareholder hereby represents and warrants that Shareholder owns of record, or beneficially, good and valid title to all of the shares of the capital stock of PB Bankshares shown on Schedule 1, attached hereto, free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests, voting trusts or agreements, or impositions, except as otherwise disclosed on Schedule 1, and such shares represent all of the shares of capital stock of PB Bankshares beneficially owned by Shareholder, as determined in accordance with Securities and Exchange Commission (“SEC”) Rule 13d-3. For purposes hereof, the capital stock of PB Bankshares set forth on Schedule 1 shall be referred to herein as the “Shares”. It is understood and agreed that the term Shares shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and that this Agreement is not in any way intended to affect the exercise by the Shareholder of Shareholder’s fiduciary responsibility with respect to any such securities.

2. Shareholder will vote, or cause to be voted, all of the Shares over which the Shareholder has sole voting power, in person or by proxy, (a) for approval of the Agreement and the transactions contemplated thereby at any meeting of the PB Bankshares shareholders duly held for such purpose and (b) against any action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Agreement, unless and until the Agreement is terminated as set forth therein (the “Expiration Date”). Shareholder will use his or her reasonable efforts to cause any Shares over which Shareholder shares voting power to be voted in the same manner. Shareholder will use his or her best efforts to vote or cause to be voted all other Shares, in person or by proxy, in accordance with Section 2(a) and 2(b), above.

3. Shareholder will not, nor will Shareholder permit any entity under Shareholder’s control to, deposit any of the Shares over which the Shareholder holds or shares voting power in a voting trust or subject any of the Shares to any arrangement with respect to the voting of the Shares, in each case in any manner inconsistent with this Agreement.

4. Shareholder will not sell, transfer, pledge, give, hypothecate, assign or otherwise alienate or transfer, by proxy or otherwise, any Shares over which the Shareholder shares or holds the power of disposition or any of Shareholder’s voting rights with respect to the Shares, except to a person who is or becomes a party to a voting agreement with Norwood in the form of this Agreement.

5. Irreparable damage would occur in the event any of the provisions of this Agreement are not performed in accordance with the terms hereof and, therefore, Norwood shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity to which it may be entitled.

6. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of its obligations hereunder will not, constitute a violation of, conflict with, result in a default (or an event which, with notice or lapse of time or both, would result in a default) under, or result in the creation of any lien on any of such Shares under: (i) any contract, commitment or agreement, to which Shareholder is a party or by which Shareholder is bound; or (ii) any judgment, order or ruling applicable to Shareholder.

7. Shareholder has full power and authority to execute, deliver and perform this Agreement, to vote the Shares over which the Shareholder holds sole voting power as required herein and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized, and no other actions on the part of Shareholder are required in order to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms.

8. Shareholder understands that the shares of Norwood Common Stock into which his or her Shares may be converted will be issued in a transaction subject to the Securities Act of 1933, as amended (the “1933 Act”), and registered on a Registration Statement on Form S-4. Shareholder further understands that, should he or she become an affiliate of Norwood, within the meaning of SEC Rule 144, Shareholder may become subject to certain restrictions with respect to the sale, transfer or other disposition of any Norwood Common Stock received in connection with the transactions contemplated by the Agreement (the “Merger”).

Accordingly, the Shareholder acknowledges, agrees and undertakes that, if he or she becomes an affiliate of Norwood, he or she will not, directly or indirectly, make any sale, transfer or other disposition of any of the Norwood Common Stock owned beneficially by him or her as a result of the Merger unless: (i) such sale, transfer or other disposition is made pursuant to an effective registration or a valid exemption from registration under the 1933 Act; (ii) such sale, transfer or other disposition is made pursuant to the resale provisions contained in Rule 144; or (iii) in the opinion of counsel in form and substance reasonably satisfactory to Norwood or under a “no-action” letter obtained by Shareholder from the staff of the SEC, such sale, transfer or other disposition will not violate the registration requirements of, or is otherwise exempt from registration under the 1933 Act. Shareholder agrees that, if he or she becomes an affiliate of Norwood, a restrictive legend reflecting the foregoing may be imprinted on the face of the stock certificate(s) representing the Norwood Common Stock to be issued to him or her in connection with the Merger. Shareholder further understands and agrees that, if he or she becomes an affiliate of Norwood, the transfer agent for Norwood will be instructed not to effect, or to record on the books of Norwood, any transfer of shares of Norwood Common Stock owned beneficially by Shareholder unless such person has satisfied the requirements of this Agreement.

9. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and shall be binding upon the heirs, successors and assigns (as applicable) of the parties hereto.

10. Except as otherwise set forth herein, this Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

11. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement.

12. It is understood and hereby agreed that this Agreement relates solely to the capacity of Shareholder as a shareholder or beneficial owner of the Shares and is not in any way intended to affect the exercise of Shareholder’s responsibilities and fiduciary duties as a director or officer of Norwood or any of its subsidiaries.

13. This Agreement shall terminate and shall have no further force or effect as of the earlier of (A) the Expiration Date or (B) the conclusion of the PB Bankshares Shareholder’s Meeting (including any adjournment or postponement thereof); provided however, that Section 14 hereinafter shall remain in full force and effect, in accordance with its terms, without regard to the terms of Section 13(B) herein.

14. As a current member of the Board of Directors of PB Bankshares, I further agree that in order to support this proposed transaction for the benefit of our shareholders, I hereby irrevocably agree that I will not engage in any Competition (as defined below) with Norwood, Wayne, PB Bankshares or Presence Bank or any affiliate or subsidiary of any of the foregoing (the “Companies”) for a period of twelve months after the Effective Time of the Merger (as defined in the Agreement) or six months following cessation of my service as a member of a regional advisory board (“Advisory Board”) established by Norwood or Wayne following the Effective Time of the Merger, if I elect to serve on such Advisory Board. For purposes of this Voting Agreement, “Competition” means becoming an employee, an officer, a director, a consultant, an agent, partner, an advisory director, a founder or a shareholder or other equity holder (other than acquisitions of not more than two percent (2%) of the outstanding capital stock of, or a similar equity interest in, a corporation or other entity) or in any other capacity with any business organization that is doing business or intends to do business in the Commonwealth of Pennsylvania in the counties in which Wayne Bank shall have a bank branch office as of the Effective Time of the Merger, and which business entity is engaged or intends to engage in the provision of financial services to the public, including, but not limited to, accepting retail or commercial deposit accounts, making loans or offering trust services, commercial banking, mortgage banking, lease financing, and including but not necessarily limited to commercial banks, savings associations, trust companies, credit unions and parent companies and subsidiary companies of such business entities (collectively, “Financial Services Companies”). Competition shall also mean engaging in efforts to recruit any employee of the Companies or solicit or induce, attempt to solicit or induce, or assist in the solicitation or inducement of any employee of the Companies to terminate his or her employment with the Companies, or otherwise cease his or her relationship with the Companies, or solicit, divert or take away, or attempt to solicit, divert or take away, the business or patronage of any of the clients, customers or accounts of the Companies that were served by the Companies before or after the Effective Time of the Merger.

This Section 14 shall not (i) be applicable to the PB Bankshares Executive Officers being required to sign this Voting Agreement, (ii) limit my ability to continue to provide legal services or other services to such Financial Services Companies that I am currently providing as of the date of the Agreement, (iii) limit my ability to lease or sell real property to such entities or (iv) limit my ability to use the banking services of such Financial Services Companies.

[Signature Page Follows]

Very truly yours,

By:

Printed Name:

Schedule 1

Name	Class of Shares	Number of Shares

Encumbrances:

ACCEPTED BY NORWOOD FINANCIAL CORP

By:
James O. Donnelly
President and Chief Executive Officer

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